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03029344

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED AUG 27 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3531 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/18/03

82-3531

PSA PEUGEOT CITROËN

Peugeot SA

AR/S

03 AUG ... 7:21 12-31-02

2002 ANNUAL REPORT



307 CC





Operating margin
(in € millions)
Automobile Division
Other businesses
2,121
542
1,579
2,652
660
1,992
2,913
730
2,183
2000
2001
2002
Net income
(in € millions)
1,312
1,691
1,690
2000
2001
2002
Working capital provided from operations and capital expenditure
(manufacturing and sales companies)
(in € millions)
Working capital provided from operations
Capital expenditure
3,221
2,898
3,440
2,938
4,059
2,790
2000
2001
2002
Capital employed
(in € millions)
Automobile Division
Other businesses
12,988
4,087
8,901
15,654
5,826
9,828
15,407
5,720
9,687
2000
2001
2002
Earnings per share
Dividend
(in €)
Earnings per share
Dividend
5.02
0.83
6.42
1.15
6.65
1.35
2000
2001
2002
Workforce at December 31
Automobile Division
Other businesses
172,400
44,800
127,600
192,500
62,800
129,700
198,600
65,300
133,300
2000
2001
2002

Contents

2 A Tribute to Pierre Peugeot
4 Message from the Chairmen
6 Supervisory Board Report
8 Managing Board Report
10 Growth Strategy
16 Corporate Governance
28 Business Review
60 Corporate Policies
96 Management's Discussion and Analysis
120 Statistics
131 Appendices to the Managing Board Report
207 Statutory Auditors' Report
208 Information about Peugeot S.A.
217 Resolutions
220 The Vice Presidents Committee

With its two broadline marques, PSA Peugeot Citroën is the world's sixth largest automobile company, with 5.8% of the global market. It ranks second in Europe, where its markets share rose to 15.5% in 2002. During the year, the Group sold 3.27 million vehicles in the more than 140 countries in which it operates, generating net sales of €54.4 billion. It is committed to selling four million vehicles a year by 2006.

PSA Peugeot Citroën also encompasses the Banque PSA Finance group of automotive finance companies, Gefco, a transportation and logistics company, and Faurecia, an automotive equipment manufacturer.

Combined Annual and Extraordinary Stockholders' Meeting - May 28, 2003



Mr. Pierre Peugeot

A Tribute to Pierre Peugeot

Our Group was greatly bereaved by the death of the Chairman of its Supervisory Board, Pierre Peugeot, who passed away on December 1, 2002.

Mr. Peugeot was born in 1932 in Valentigney, near Montbéliard in eastern France, a region he remained very attached to all his life. He began his career in 1957 in Sochaux as a special advisor to plant management. Two years later, he was called to company headquarters in Paris, where he was put in charge of international expansion. In 1966, he joined the senior management team of the new Peugeot S.A. holding company, becoming a member of the Managing Board and Managing Director in 1972. In this position, he played a vital role in the Group's business activities, and notably in all of the major stages in its development, including the merger with Citroën, the acquisition of Chrysler Corp.'s European subsidiaries and the creation of Faurecia. On July 1, 1998, he was elected Chairman of the Supervisory Board.

Mr. Peugeot was therefore directly involved in our transformation into a world-class corporation. At the same time, he demonstrated a firm commitment to preserving our unique identity and maintaining a strong core of family stockholders, which he felt was a guarantee of stability and sustainable growth.

He was convinced that the future should be built on the human and technical culture developed over succeeding generations. The "Aventure Peugeot" association, which he created in 1982, illustrates his belief that history can inform the future.

He was rigorous and demanding with himself and others, and his personal ethics commanded respect. While seemingly austere, he was profoundly human. The finest honor we can pay his memory is to resolutely pursue our commitment to growth, along the course that he himself set.



Jean-Martin Folz
Chairman of the Managing Board

Thierry Peugeot
Chairman of the Supervisory Board

In 2002, for the fifth year in a row, PSA Peugeot Citroën met all its objectives for the year. Despite generally weaker automobile markets, especially in Europe and Latin America, the success of newly-introduced Peugeot and Citroën models drove a 4.3% increase in worldwide unit sales, to 3.27 million vehicles. At 5% of Automobile Division sales and a consolidated €2,913 million, operating margin met the targets set in the scenario based on stable demand, clearly reflecting the progress achieved in every aspect of our business.

This is the now-solid foundation on which we plan to build our long-term growth, based on model ranges responding to customer expectations and on the potential of our two marques.

PSA Peugeot Citroën is now well on the road to sustainable growth in unit sales, with the goal of selling more than four million vehicles in 2006. This realistic objective is based on the growing strength of the Peugeot and Citroën marques, on the automotive expertise that underpins our products' success, on the cooperation strategy that is accelerating the development of our model lineup, and on the significant room for expansion in Europe and the rest of the world.

We are the only global carmaker whose growth is supported by two broadline marques, each with a worldwide presence and a clearly defined personality. Peugeot is currently one of the top four marques in Europe, with extensive operations in Eastern Europe and Latin America and a fast growing presence in Asia. In early 2003, Citroën is enjoying strong growth in Western and Eastern Europe, which is bringing it closer to the four leaders. It is also well established in Latin America and is capitalizing on the surge in Chinese demand. Both marques will now be able to market much broader lineups and can count on a steadily widening base of loyal customers, offering them a deep reservoir of growth as well. Peugeot and Citroën models share similar, yet uniquely personal conceptual and stylistic identities. When combined with their staggered market launches, this means that the marques complement each other, enabling them to sustain strong, parallel growth trajectories despite flat demand.

This seamless fit was illustrated by the October signature of the contracts securing the second phase of our development in China, whose principles were defined with our local partner and announced in late 2001. Alongside the Citroën network, which


Message from the Chairmen

is already well established nationwide, Peugeot is going to develop its own dealer base to market cars built on the shared platforms produced at the Dong Feng Peugeot Citroën plant in Wuhan.

Our expertise lies in the ability to make each car a successful blend of style, innovation and useful technology. Innovating without shocking, renewing without imitating, changing without upsetting—these are the benefits of listening closely to customers and then offering them more, thanks to careful cost control, innovative, attractive models like the 307 and the C3, dramatic styling, and technological innovations like the HDI diesel engines and the particle filter.

The strategy of targeted cooperative ventures, a potential that we leverage more than any other carmaker, is strengthening our growth momentum and production capacity by enabling us to capitalize on the engineering skills, financial contributions, technological capabilities and production volumes of each of our partners. These aspects are all illustrated by our cooperation with BMW, which was announced in July and confirmed in December 2002. The venture will enable us quickly to develop and produce one million small new gasoline engines a year, whose advanced technology will deliver better performance and lower fuel consumption. In addition to their impact on our offer, these cooperative ventures are an extraordinary opportunity for our teams to enhance their expertise and to broaden their vision of the automotive world.

We have room to grow in Europe, where there is still a lot of potential for market share gains, as seen in our early 2003 sales performance, and in the rest of the world, where we are continuing to expand in markets where our European models correspond to local demand, such as in Central and Eastern Europe, the Middle East, Latin America and China.

PSA Peugeot Citroën's strategy is designed to respond to the expectations and aspirations of its customers, stockholders and employees alike.

For customers, the strategy enables us to offer diversified model lines, each with an array of high-performance, innovative, safe, environmentally-friendly, affordable cars. Most importantly, it guarantees that we'll always deliver more and better quality, so that we deserve the trust our marques inspire in our loyal customers. That's our priority today, and here too, we intend to strengthen our position among the industry leaders.

For stockholders, the strategy provides a clear, medium-term view of the future of the company in which they have invested, as well as the security they want for their investment and the steady growth they expect in their dividends, which has been the case for the past five years. Quality in this area is also a priority—in particular, the quality and transparency of the financial and strategic information that we owe to everyone who invests in our stock.

Implementation of this strategy is driven entirely by the skills and commitment of our employees across the organization. In return, it enables the Group to deploy an active hiring policy and to give every employee around the world an opportunity for professional fulfillment, an attractive compensation package, directly linked to corporate results, and a comprehensive, participatory retirement system.

Much is still uncertain about 2003, but PSA Peugeot Citroën intends to stay its course, focused on the reality of its operational objectives, and to continue building its future on a clear foundation.

Thierry Peugeot   Jean-Martin Folz

Supervisory Board Report

Stricken and saddened by the death of its Chairman, the Supervisory Board wholeheartedly shares the sentiments expressed in the tribute above. Pierre Peugeot was imbued with our Group's history and was directly involved in leading the major events that have shaped it over the past forty years. He was deeply attached to the humanistic and technical values that he constantly wanted to preserve and instill. On the Board, he pursued his priority objective of preparing for the future and creating the conditions that would secure the Group's long-term sustainability and growth, while protecting its independence and identity. He passed away at the end of a year during which PSA Peugeot Citroën strengthened its position as Europe's second largest carmaker and narrowed the gap with the market leader.

This sales performance was led by the lineups of our two marques and supported by a large number of launches during the year. The growth enabled full utilization of production capacity and improved profitability. The Managing Board and all Group employees are to be commended for their critical role in achieving this successful new phase in our development.

The Supervisory Board was regularly informed of the Group's business activities and their financial results.

The Finance Committee, created by the Board last autumn, examined the financial statements for the year and met with the Chairman of the Managing Board and the Chief Financial Officer to discuss the financial situation and, more generally, the Group's financial strategy. In line with the Committee's opinion, the Board has no matters to bring to your attention concerning the financial statements submitted for your approval.

The Strategy Committee met to review issues of importance for the future, notably the different cooperative manufacturing ventures and the medium/long-term plan defined by the Managing Board. As every year, the Compensation Committee finalized the recommended compensation for the Managing Board and submitted it to the Supervisory Board for approval.

The Supervisory Board examined the Managing Board's report and has no matters to bring to your attention concerning it. As regards the resolutions submitted for your approval, the Board has the following comments:

The proposed dividend amounts to €1.35 per share, an increase of 17.4% from the previous year. It reflects the 9.8% growth in operating margin. Payout amounts to 20.7% of consolidated net income, versus 17.6% last year.

Thierry Peugeot was appointed to the Supervisory Board to replace Pierre Peugeot for the remainder of his term, which runs until the Annual Stockholders' Meeting to be called in 2004 to approve the accounts for the year ended December 31, 2003. You are invited to ratify this appointment.

The financial resolutions concern the renewal of authorizations that have expired and that have been updated with only minor changes. The authorizations to buy back shares and to reduce issued capital through the cancellation of shares renew the same authorizations as previously. Their use will depend on market opportunities and the net financial position of the manufacturing and sales companies.

Concerning the future, the Board shares the Managing Board's confidence in the Group's ability to drive further growth in sales of the two marques and in the Group's earnings. In the very short term, the events in the Middle East could have an impact on demand but no one can measure how much or for how long. The Supervisory Board nevertheless believes that PSA Peugeot Citroën has the products and resources to weather a temporary downturn in the economy.



Managing Board Report



10 Growth Strategy

16 Corporate Governance

28 Business Review

60 Corporate Policies

[illegible] Management's Discussion and Analysis

[illegible] Statistics



Growth Strategy

12 ◦ One Group, two marques

12 ◦ A long-term vision of the future

13 ◦ Human resources

13 ◦ Sustainable development

14 ◦ Costs, platforms and cooperative ventures

15 ◦ A focus on profitability

15 ◦ Outlook for 2003


PSA PEUGEOT CITROËN



ONE GROUP, TWO MARQUES

PSA Peugeot Citroën is building its development on two strong broadline marques, each with a global presence and a clearly defined personality, as part of coordinated international strategies and an aligned product plan. The plan organizes a comprehensive model lineup for each marque, designed to support the consistency of each one's conceptual and stylistic identity. It also defines a product launch schedule that ensures the steady renewal of the Group's offer in each market segment.
Both marques enjoy the independence needed to lead separate and often competitive strategies in the area of marketing, sales and, more generally, customer relations. On the other hand, the Automobile Division's technological, manufacturing, administrative and financial structures have been combined into a single unit to create greater efficiency and economies of scale.

In addition to its core business of making automobiles, PSA Peugeot Citroën is involved in three other major activities: financing for the two marques' dealers and customers, transportation and logistics, and the design and manufacture of automotive components and systems. Banque PSA Finance finances new vehicle and replacement part inventory for dealers and offers a comprehensive array of financing and related services for Peugeot and Citroën carbuyers. It operates in thirteen countries, corresponding to the two marques' leading markets, and plays a key role in the Group's strategic vision.

Gefco is France's second largest transportation and logistics company and ranks among the top ten in Europe. While continuing its traditional activities of supplying Group plants and distributing Peugeot and Citroën cars and replacement parts, Gefco represents a long-term growth business for the Group and is actively expanding its base of other customers.

PSA Peugeot Citroën is also the majority stockholder of Faurecia, Europe's second largest original automotive equipment manufacturer and a world leader in each of its businesses: vehicle interiors, exhaust systems and front-end modules. An independently managed company, Faurecia supplies not only the Group but also most of the world's leading carmakers.

A LONG-TERM VISION OF THE FUTURE

PSA Peugeot Citroën is strategically focused on driving sustained, long-term



growth in Europe and around the world, based on satisfying customers, expanding the model lines, innovating and achieving excellence in core automotive technologies, enhancing employee capabilities, demonstrating flexibility, and carefully managing costs.

The Group is firmly engaged in a sustainable sales dynamic, with the goal of selling four million vehicles and CKD units a year by 2006. Sales are expected to expand both in Western Europe, where the Group enjoys a considerable margin for improvement, particularly in countries where its market share is still below potential, and in the rest of the world, notably in Central and Eastern Europe, Latin America and China.

PSA Peugeot Citroën's strategy is shaped by the conviction that in an increasingly segmented and diversified market, a world-class automobile manufacturer's future success depends on the ability to rapidly design and introduce a wide range of vehicles to satisfy an increasingly demanding and diverse customer base. Today's customers want cars that are attractive, efficient, stylish, comfortable, innovative and fun to drive, and yet allow them to respond as responsible citizens to the challenges of road safety, air pollution, recycling and the quality of urban life.

The Group is continuously developing innovative products that significantly enhance brand image and customer appeal, while sustaining its leadership positions in critical automotive technologies in the areas of environmental protection, safety and the driving experience.

Diesel technology is now recognized as environmentally friendly, thanks in particular to the Group's development of high-pressure, direct-injection engines—for which the HDI engine sets the market standard—and its launch of the world's first particle filter. The range of diesel engines using these technologies is being expanded, and recent developments have confirmed the Group's leadership in this area.

Based on its unique experience in electric vehicles, the Group is developing hybrid vehicle technologies and confirms that a range of hybrid vehicles will be introduced in Europe in 2004.

HUMAN RESOURCES

In every host country and at every level of the organization, the Group's strategic vision demands skilled, motivated teams capable of generating and supporting sustained growth and international development. In response, continuous social dialogue is encouraged with employee representatives, so that all employees worldwide have the opportunity of participating in the Group's strategy and financial results, in particular through profit-sharing systems and defined contribution retirement plans. Another priority concerns training to prepare employees in all countries for the fast changes in the Group's business and markets.

SUSTAINABLE DEVELOPMENT

PSA Peugeot Citroën is committed to manufacturing vehicles whose features and performance help to safeguard the environment while delivering the styling, safety and drivability that customers want. Group research primarily focuses on reducing automotive CO_2 emissions. Its findings and their application in series production are helping to efficiently attenuate the greenhouse effect.

So that cars can be used safely for everyone, major programs are underway to guarantee the active and passive safety performance that customers deserve from the Peugeot and Citroën marques.

Another PSA Peugeot Citroën commitment concerns the harmonious interaction of cars and the urban environment.






雪铁龙集团合资合同签字仪式

As a carmaker, the Group wants to contribute to the sustainable development of urban mobility without compromising either the quality of air or the quality of life in modern cities.

COSTS, PLATFORMS AND COOPERATIVE VENTURES

To help control costs, PSA Peugeot Citroën has deployed an ambitious platform strategy. Three new platforms introduced at the end of 2001 serve as the floorplans for all new vehicles, and common parts account for 60% of the production cost of vehicles made on the same platform. Gradually, each assembly plant in Europe is being organized around a single platform, with the exception of the facility in Vigo, Spain, which is dedicated to high vehicles. As it helps diversify the model portfolio, this strategy is also substantially reducing development costs, shortening time-to-market cycles and cutting process engineering outlays, production costs, and purchasing prices for parts and systems. In particular, it is now allowing the Group to control R&D budgets and stabilize capital expenditure, while shortening new model development cycles. In 2006, 90% of all models will be produced on the three new platforms.

To speed growth and reduce costs beyond what is being done internally with the platforms, the Group implements strategic cooperation agreements involving specific, ongoing programs to share, with other independent carmakers, the development and production of components for which scale economies make sense. In this area, PSA Peugeot Citroën has for decades demonstrated an ability to forge technological and manufacturing agreements that respect each partner's personality and independence. It has worked with Renault on V6 engines and automatic transmissions for roughly 30 years, with Fiat on MPVs and light commercial vehicles for some 20 years and with the Ford Motor Company on diesel engines since 1998. The Ford alliance will enable PSA Peugeot Citroën to become the world's leading manufacturer of diesel engines by 2004 and to benefit from related economies of scale.

After the 2001 agreement with Toyota to develop and manufacture entry-level vehicles in a jointly-owned plant in the Czech Republic, a new cooperative venture was formed with BMW in 2002 to jointly develop and produce a new family of small diesel engines, which will equip cars made by both partners.

These agreements let the partners share development costs and pool skills and


CITROËN



resources, thereby generating the scale economies a carmaker needs to be competitive. For PSA Peugeot Citroën, this type of alliance, in which each partner remains independent, is the best way to respond to the challenges and opportunities offered by market globalization and changing customer expectations.

A FOCUS ON PROFITABILITY

Return on capital employed has been selected as the relevant indicator for measuring the efficiency of manufacturing and marketing operations. Regardless of business conditions, the Group is committed to achieving an after-tax return on capital employed of at least 8.5%. This covers the cost of capital employed and corresponds to a 3% operating margin in the Automobile Division.

However, the Group's goal is to report an after-tax return of at least 13.5%, corresponding to a 6% operating margin in the Automobile Division.

OUTLOOK FOR 2003

Early 2003 has been shaped by serious geopolitical and economic uncertainty. Assuming that this uncertainty does not lead to a serious recession, the Group expects the European automobile market to remain flat or to contract by a slight 2%. Based on this projection, the Group is aiming to sustain its expansion in 2003, selling 3,350,000 cars worldwide, thanks to the growing sales of existing lines and the launch of several new models. The Automobile Division operating margin is targeted at between 5% and 5.2% of sales, and the consolidated operating margin at between €3.0 billion and €3.1 billion.



Corporate Governance

18 ◦ The Supervisory Board

21 ◦ Executive Management

22 ◦ Auditors

23 ◦ Investor Relations

25 ◦ Annual Stockholders' Meeting of May 28, 2003

Corporate Governance

Since 1972, Peugeot S.A. has been governed by a two-tier management structure, comprising a Managing Board, responsible for strategic and operational management, and a Supervisory Board, responsible for oversight and control. This separation is especially effective in addressing the concern for a balance of power between the executive and oversight functions, as reflected in the principles of good corporate governance.

THE SUPERVISORY BOARD

The Supervisory Board has twelve members plus two non-voting advisors, all of whom are elected by stockholders for six-year terms. The other functions exercised by Supervisory Board members and advisors are listed in the Appendices to the Managing Board Report, as well as the dates when they were elected and when their terms on the Board end.

The Supervisory Board believes that its membership appropriately reflects the percentage of capital held by the Company's main stockholder, the Peugeot family. The Board comprises three family members, Thierry Peugeot, Jean-Philippe Peugeot and Marie-Hélène Roncoroni, and two relatives, Pierre Banzet and Marc Friedel.

Jean-Louis Dumas, Jean-Louis Masurel and Joseph F. Toot, Jr. have no ties with the Company, its Group or its management and contribute their international financial experience to the Board's deliberations.

Jean Boillot was Chairman of Automobiles Peugeot until 1990 and has since contributed to the Board his experience in automotive manufacturing and marketing. François Michelin, former legal manager of Compagnie Générale des Etablissements Michelin, contributes his experience in expansion in the global marketplace. Ernest-Antoine Seillière de Laborde, Chairman of Wendel Investissements, contributes his in-depth knowledge of manufacturing. Wendel is a major stockholder of Valeo, an automotive equipment manufacturer. Jean-Paul Parayre, former Chairman of the Peugeot S.A. Managing Board and Chairman of Vallourec, contributes his knowledge of cars and the Group's operations.

No member of the Board exercises any senior executive responsibilities or is a salaried employee of a Group company.

◦ Board deliberations in 2002

The Supervisory Board met five times in 2002. Four meetings were devoted mainly to reviewing the Managing Board's quarterly reports on the operations and results of the Group's businesses, examining the consolidated and compagny financial statements, preparing the Annual Stockholders' Meeting, discussing strategic transactions and authorizing commitments.

The fifth meeting was held on December 19 following the death of the Board's Chairman, Pierre Peugeot. At the meeting, Thierry Peugeot was appointed to the Board and elected Chairman. In addition, Jean-Philippe Peugeot was appointed Vice Chairman of the Board, alongside Jean Boillot, and Chairman of the Strategy Committee, while the membership of all the Board committees was confirmed.

FOCUS: THIERRY PEUGEOT

Born on August 19, 1957, Thierry Peugeot is the oldest son of Pierre Peugeot. After working in United States, he joined PSA Peugeot Citroën, where he successively served as regional South E Asia manager for Peugeot, Managing Director of Peugeot do Brasil, Managing Director of SI (Peugeot's primary marketing company in France), Vice President, Citroën Large International Accou and Vice-President, Citroën Services and Spare Parts. His career has been shaped by extens international experience, focused on the product, on sales and marketing, and on an in-de understanding of the Peugeot and Citroën marques.

Since his appointment to the Supervisory Board, Mr. Peugeot has relinquished all operatio responsibilities in the Group.

◦ Board procedures

At its meeting on April 15, 2003 the Supervisory Board adopted internal rules setting out its stewardship responsibilities. The Supervisory Board is responsible for reviewing the Managing Board's quarterly reports, as well as the annual financial statements of the Company and the Group and the Managing Board's report to the Annual Stockholders' Meeting. The internal rules also stipulate that the Supervisory Board is required to authorize, in advance, the following actions by the Managing Board as provided for in Article 9 of the bylaws:

◦ Stockholder-approved share issues (whether paid up in cash or by capitalizing retained earnings) and capital reductions.

◦ Stockholder-approved issues of ordinary or convertible bonds.

◦ The drafting of any merger agreements or agreements for the sale of a business.

◦ The signature or termination of any manufacturing and sales agreements representing a future commitment for Peugeot S.A., with companies whose corporate purpose is similar or related to that of Peugeot S.A., and generally the execution of any major transaction which substantially alters the business or financial structure of the Company or the Group.

Certain other actions exceeding financial limits set by the Supervisory Board may be carried out only with the unanimous backing of all the members of the Managing Board or, failing that, with the prior authorization of the Supervisory Board. These include the purchase or sale for cash or for shares of any building and business rights used by Peugeot S.A., involving an amount in excess of €50 million, the purchase or sale of any equity interest in any other company directly or indirectly representing an immediate or deferred investment, expense, credit guarantee or seller's warranty involving an amount in excess of €50 million, and any borrowings by Peugeot S.A. other than in the form of bonds, involving an amount in excess of €100 million.

The internal rules describe the information to be made available to the Supervisory Board, the process to be followed to determine the issues to be discussed at Supervisory Board meetings, the terms of reference of each Board committee as well as the obligations of Supervisory Board members, especially those arising from their constant access to insider information.

◦ Supervisory Board committees

The Supervisory Board has created three specialized committees: the Strategy Committee, the Compensation and Appointments Committee and the Finance Committee.

Created in 1998, the **Strategy Committee** had seven members at year-end 2002: Jean-Philippe Peugeot (Chairman), Jean Boillot, Jean-Louis Dumas, François Michelin, Jean-Paul Parayre, Thierry Peugeot and Ernest-Antoine Seillière de Laborde. It deals with issues relating to the Group's long-term future and its major strategic orientations. It issues opinions and makes proposals and recommendations to the Supervisory Board to prepare for the review of strategic projects, while tracking significant transactions already underway. In particular, the Strategy Committee meets whenever a project likely to engage the Company's future or to substantially modify the scope of business or financial structure of the Company or the Group is submitted to the Board's prior approval.

The Strategy Committee met twice in 2002, when in particular, it reviewed the operation of the Group's cooperative ventures with other carmakers, as well as the medium-term outlook for the Automobile Division.

The **Compensation and Appointments Committee.** Created in 1998, the Compensation Committee's duties were broadened on February 11, 2003 to include preparing the Board's decisions concerning the appointment of new members and members of the Managing Board. At year-end, it comprised Thierry Peugeot (Chairman), François Michelin and Ernest-Antoine Seillière de Laborde.

The committee makes recommendations to the Board concerning compensation for members of the Managing Board, the Supervisory Board and the Board committees, as well as the grant of any stock options to members of the Managing Board. It also prepares the procedure for selecting members of the Supervisory Board and Managing Board, determining the criteria to be used and recommending people for appointment or renewal. The Committee met once in 2002 and again in February 2003 to prepare Supervisory Board decisions concerning the determination of fixed salaries and bonuses for members of the Managing Board.

The **Finance Committee,** set up in 2002, has three members: Marc Friedel (Chairman), Jean-Louis Masurel and Marie-Hélène Roncoroni. It is responsible for informing the Board of its opinion on the parent company and consolidated accounts of Peugeot S.A. during the presentation of the interim and annual financial statements. It may be requested to review any project requiring prior approval by the Board, particularly in the case of corporate actions. The finance committee met for the first time on December 9 to examine the Group's entire financing strategy and its financial management organization. It also met on February 4, 2003 to examine the procedures for closing the Group's 2002 accounts before their presentation to the Supervisory Board on February 11, and again on April 3, 2003 to review, among other issues, the Group's current control procedures.

◦ Compensation of Supervisory Board members

Supervisory Board members and advisors are paid annual attendance fees in an aggregate amount of €192,500 a year, distributed equally. The Chairman, Vice-Chairmen and Committee members also receive additional compensation voted by the Board under regulated agreements between directors. The amount paid to individual Board members and advisors is disclosed in the Appendices to the Managing Board Report.

EXECUTIVE MANAGEMENT

The Peugeot S.A. **Managing Board** has three members: Jean-Martin Folz, Chairman; Frédéric Saint-Geours, Chief Executive Officer of Automobiles Peugeot; and Claude Satinet, Chief Executive Officer of Automobiles Citroën.

The nine-member Executive Committee is responsible for the **executive management** of the PSA Peugeot Citroën Group. At January 1, 2003, the Executive Committee was made up of the three members of the Managing Board, plus Yann Delabrière (Finance, Control and Performance), Gilles Michel (Platforms, Technical Affairs and Purchasing), Jean-Marc Nicolle (Group Strategy and Products), Robert Peugeot (Innovation and Quality), Roland Vardanega (Manufacturing and Components) and Jean-Luc Vergne (Employee Relations and Human Resources). It is supported by a Senior Management team, whose four members report directly to the Chairman of the Managing Board. They are Xavier Fels (External Relations), Jean-Louis Grégoire (Executive Development), Jean-Claude Hanus (Legal Affairs) and Liliane Lacourt (Corporate Communications).

The Executive Committee and the Senior Management team meet on a weekly basis to discuss issues concerning the day-to-day management of the Group and the Automobile Division. Specific committees have been set up for each of the other businesses, which meet once a month to discuss issues related to the management of the business concerned.

The day-to-day management of the Group is the responsibility of the **Vice Presidents Committee** made up of senior line executives. As of March 1, 2003, the Vice Presidents Committee comprised 52 senior executives, as well as the members of the Executive Committee and the Senior Management team. It meets on a monthly basis.

◦ Executive compensation

The compensation paid to members of the Executive Committee, the Senior Management team and the Vice Presidents Committee is determined on a similar basis to that of all Group managers. It includes both a fixed salary and a variable bonus, based on the achievement of personal objectives and the Group's operating margin and quality targets for the year. The operating margin target corresponds to the figure publicly announced at the beginning of each year. The target was €2.9 billion for 2002 and has been set at €3.1 billion for 2003.

In 2002, the members of the Managing board were paid the following compensation:

- Jean-Martin Folz: €1,904,765, of which 53.74% as bonus.
- Frédéric Saint-Geours: €810,825, of which 43.74% as bonus.
- Claude Satinet: €809,825, of which 43.76% as bonus.

Aggregate compensation awarded to the members of the Executive Committee and the Senior Management team for 2002 amounted to €7.8 million, of which the variable bonus accounted for 40%. The variable compensation awarded to members of the Vice Presidents Committee serving as of December 31, 2002 amounted to 28% of the total.

◦ Stock options

In 1999, 2000, 2001 and 2002, the members of the Managing Board, the Executive Committee, the Senior Management team and the Vice Presidents Committee were granted options to purchase existing shares of Peugeot S.A. stock, in accordance with the general principles underlying the four plans.

The Managing Board, in full agreement with the Supervisory Board and in compliance with stockholder-approved limits, decided that starting in 2002, the benchmark price for options to purchase existing shares granted in a given year to executives or employees of the Company or related companies would be equal to the average of the opening share price during the 20 trading days following the publication of the Group's first-half consolidated earnings, without any discount.

On August 20, 2002, the Managing Board used the authorization granted by the Annual Stockholders' Meeting of May 15, 2002 to issue 860,100 options to purchase existing shares of Peugeot S.A. stock for

€46.28 per share. Under this plan, the Supervisory Board granted 126,000 stock options to members of the Managing Board, as follows: Jean-Martin Folz 60,000 options, Frédéric Saint-Geours 33,000 options and Claude Satinet 33,000 options.

As of December 31, 2002, members of the Managing Board, the Executive Committee and the Senior Management team held 1,085,000 of the 2,830,800 options outstanding at that date.

Details of stock option plans in effect at December 31, 2002, the aggregate number of options granted to the eleven employees other than corporate officers receiving the largest number of stock options under the 2002 plan, and the number of options exercised in 2002 are presented in the Appendices to the Managing Board Report.

Faurecia grants its own stock options. In 2003, at its meeting to review the resolutions to be submitted to stockholder approval at the annual meeting, the Board of Directors agreed on the principle of eventually deciding to grant options to purchase new or existing shares of company stock. It also decided to no longer offer a discount to the average share price used to determine option prices.

AUDITORS

In accordance with French company law, the financial statements of Peugeot S.A. and the consolidated financial statements are audited by two firms of auditors. The two firms jointly audit all of the accounts and examine the processes used to prepare the financial statements, as well as the Group's internal control processes and procedures. The two statutory auditors, Coopers & Lybrand Audit SARL, member of PricewaterhouseCoopers, and Constantin Associés, member of Constantin, were appointed by stockholders at the Annual Meeting on June 2,1999, based on the recommendation of the Managing Board. The choice of auditors was made after an open bidding process. Their appointment expires at the Annual Stockholders' Meeting to be called to approve the 2004 financial statements.

Through the members of their networks in all the countries where the Group operates, PricewaterhouseCoopers and Constantin act as contractual auditors of all the Group's fully consolidated subsidiaries, with the exception of the companies in the Faurecia sub-group. They therefore have access to the information required to audit the consolidated financial statements of the PSA Peugeot Citroën Group.

The auditors of Faurecia, which is listed on the Euronext Paris market, are appointed by the Annual Meeting of Faurecia stockholders. The two firms of auditors, Coopers & Lybrand Audit, member of PricewaterhouseCoopers, and Ernst & Young Audit, member of Ernst & Young, were appointed by stockholders at the Annual Meeting on June 1, 2001, for a period expiring at the Annual Meeting to be called to approve the 2006 accounts.

The auditors of cooperative ventures set up with other automakers, which are accounted for by the equity method, are appointed by the venture partners.
Following the internal reorganization of PricewaterhouseCoopers, Pricewaterhouse Coopers Audit will replace Coopers & Lybrand Audit for the remainder of its term.

The total fees paid to the auditors in respect of 2002 amounted to €11.6 million, including €9.5 million for Pricewaterhouse Coopers, €1.1 million for Ernst & Young and €0.9 million for Constantin. In addition, members of the PricewaterhouseCoopers network and the Ernst & Young network were paid €1.6 million and €0.5 million respectively for non-audit services, consisting mainly of legal and tax advice.

INVESTOR RELATIONS

◦ Stockholder Information

PSA Peugeot Citroën is committed to providing clear, regular information to all individual and institutional stockholders, in France and abroad. It is constantly improving the effectiveness of all aspects of the investor relations process, including stockholder publications, other sources of investor information, and investor meetings and special events.

All stockholders have access to the following sources of information:

- The Annual Report, available in French and English.
- The Interim Report, also available in French and English.
- Press releases and financial notices.
- The Stockholders' Newsletter.
- The Stockholders' Guide.

All of these publications are available online at www.psa-peugeot-citroen.com, which also displays the Peugeot S.A. share price in real time.

To forge and maintain effective relations with investors, PSA Peugeot Citroën organizes a growing number of events for its stockholders and the entire financial community. Three major meetings are held for the presentation of interim earnings, the presentation of annual earnings and the Annual Stockholders' Meeting. In addition, the Group regularly interacts with investors by inviting them to meetings or plant visits in Europe, the United States and Asia, and invites financial analysts to theme meetings to help improve their understanding of its business operations. The Group also participates in industry presentations by financial institutions active in the capital markets.

Stockholders wishing to receive financial information on a regular basis may register at Company headquarters:

Peugeot S.A. – Investor Relations
75 avenue de la Grande Armée - 75116 Paris
Phone: +33 (0) 1 40 66 37 60
Fax: +33 (0) 1 40 66 51 99
E-mail:communication.financiere@psa.fr

◦ Share buyback programs

PSA Peugeot Citroën believes buying back its own shares represents an attractive investment opportunity for both itself and its stockholders until such time as its strategic objectives are fully reflected in the share price. In addition, the Group has enough recurring cash flow from operations and cash holdings to carry out the buybacks while maintaining its capital expenditure commitment at €3 billion a year, in order to rapidly renew and extend its model lineups and support expansion in the global marketplace.

As a result, the share buyback program launched in 1999 was pursued in 2002, when a net total of 12,231,422 Peugeot S.A. shares were bought back, at an average price of €45.42, under authorizations granted at the Annual Stockholders' Meetings on May 16, 2001 (seventh resolution) and May 15, 2002 (seventh resolution).

At December 31, 2002, Peugeot S.A. held 15,208,709 shares of its own stock in treasury, of which 2,783,200 were allocated to stock option plans.

◦ Capital Structure and Ownership

The Company's capital stock amounted to €259,109,146 at December 31, 2002, represented by 259,109,146 shares with a par value of €1.00 each. These figures were unchanged from the previous year.

The interests held by the main stockholders identified by the Company are presented in the "Ownership Structure" table in the section entitled "Information About the Company's Capital" in the Appendices to the Managing Board Report.

In addition to the impact of the share cancellations on the percentage of voting rights held by each stockholder, these interests changed in 2002 when Société

Stockholder structure at December 31, 2002


Other 61.43 %
Peugeot family 26.46 %
Michelin Group 1.09 %
Société Générale Group 0.92 %
Caisse des Dépots Group 2.83 %
Treasury stock 5.87 %
Employee mutual fund 1.40 %

Voting rights structure at December 31, 2002


Other 51.95 %
Peugeot family 41.68 %
Michelin Group 1.80 %
Société Générale Group 1.08 %
Caisse des Dépôts Group 2.34 %
Employee mutual fund 1.15 %

Générale reduced its interest to 0.92% of shares outstanding, corresponding to 1.08% of the voting rights, from 3.13% of shares outstanding and 4.22% of the voting rights at December 31, 2001.

The bylaws of Peugeot S.A. stipulate that any stockholder that acquires or raises its interest to 2% of the Company's capital or raises or reduces its interest by any multiple of 1% in excess of the 2% threshold

THE PEUGEOT S.A. SHARE

The Peugeot S.A. share declined 18.62% in 2002, ending the year at €38.86 versus €47.75 on December 28, 2001. This compared with a 33.75% drop in the benchmark CAC 40 index and a 29.62% decline in the Dow Jones Euro Stoxx Auto index over the same period.

2002 PRICE PERFORMANCE OF THE PEUGEOT S.A. SHARE VERSUS THE CAC 40 INDEX AND THE DJ EURO STOXX AUTO INDEX (in euros, base 100)


140
120
100
80
60
40
20
J F M A M J J A S O N D J F M A
2002
2003
Peugeot S.A. share
CAC 40
DJ Euro Stoxx Auto

Source : Euronext

MONTHLY HIGH AND LOW PRICES OF THE PEUGEOT S.A. SHARE OVER FIVE YEARS (in euros)


65.00
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
1998
1999
2000
2001
2002
2003
High
Low

Source : Euronext

AGENDA

April 24, 2003	First-quarter 2003 sales released
May 28, 2003	Annual Stockholders' Meeting
June 4, 2003	2002 dividend paid
July 24, 2003	Interim sales and earnings released
October 22, 2003	Nine-month sales released

is required to notify the Company. In the case of non-disclosure, at the request of one or several stockholders together holding at least 5% of the capital, the undisclosed shares will be stripped of voting rights for a period of two years from the date on which the omission is remedied.

There are no other bylaw clauses limiting voting rights.

◦ Voting rights at Annual Meetings

Each share carries one vote that may be cast at the Annual Stockholders' Meeting. However, fully paid-up shares registered in the name of the same stockholder for at least four years carry double voting rights. The double voting rights system was maintained following the 1972 change in Peugeot S.A.'s governance structure, with double rights attached to shares held for at least two years. This period was increased to four years at an Extraordinary Stockholders' Meeting on June 29, 1987.

As of December 31, 2002, the 259,109,146 outstanding Peugeot S.A. shares represented a total of 313,211,826 voting rights. Note that Peugeot S.A. shares held in treasury do not carry voting rights.

ANNUAL STOCKHOLDERS' MEETING OF MAY 28, 2003

◦ Income appropriation

In light of the consolidated results for 2002 and the targets set for 2003, the Managing Board has again recommended an increase in the dividend, to €1.35 per share before tax credit, compared with €1.15 per share last year. Including the tax credit, the 2002 amount represents total revenue of €2.025.

Based on the number of shares outstanding at December 31, 2002, the 2002 dividend will total €350 million, for a payout ratio of 20.7% of consolidated net income.

In compliance with article 47 of the Law of July 12, 1965, dividends paid in the last three years were as follows:

	1999	2000	2001
Number of shares	273,056,760	282,559,146	255,409,004
Dividend before tax credit	0.45 €	0.83 €	1.15 €
Tax credit	0.23 €	0.42 €	0.58 €
Total revenue per share	0.68 €	1.25 €	1.73 €

◦ Financial authorizations

At the Annual Stockholders' Meeting, the Managing Board will seek six financial authorizations.

The first, granted in the eighth resolution, concerns an authorization to buy back up to 25,000,000 Peugeot S.A. shares, or nearly 10% of total Peugeot S.A. shares outstanding. The Group intends to use the authorization to take advantage of price opportunities to buy back shares, within the specified limits and while maintaining control over its net financial position.

The next three authorizations, granted in the ninth, tenth and eleventh resolutions, renew existing authorizations to issue new shares and securities conferring a right to acquire equity, with or without pre-emptive subscription rights, and, if necessary, while a public offer to acquire or exchange the Company's shares is in progress. The shares issued under these authorizations may not have the effect of increasing the Company's capital stock to more than a nominal €400,000,000, compared with a current €259,109,146.

The fifth authorization, granted in the twelfth resolution, is submitted in compliance with the Employee Savings Act of February 19, 2001, as extended by the Social Modernization Act of January 2002, which requires limited-liability companies to authorize an employee share issue.

The Managing Board recommends that stockholders vote against this resolution.

The last authorization, granted in the thirteenth resolution, authorizes the Managing Board to cancel shares held in treasury, representing up to 10% of total Peugeot S.A. shares outstanding per 24-month period. Ultimately, the Company intends to cancel almost all of the shares acquired.

Corporate Governance

CORPORATE ETHICS

In March 2003, PSA Peugeot Citroën adopted a Code of Ethics defining standards of conduct and behavior that have always guided its executives with the support of all employees. An Ethics Delegate has also been appointed.

CODE OF ETHICS

PSA Peugeot Citroën has built its business on the basis of values and standards of conduct and behavior applied by senior management and employees. They form the foundation of the trustworthy relationships that the Group nurtures with its customers, suppliers and stockholders, and that employees foster among themselves.

The purpose of this Code of Ethics is to formally express these important shared values and standards, so that everyone can refer to them and comply with them in all circumstances.

The Code of Ethics is not an exhaustive set of rules. But when combined with each person's sense of responsibility and accountability, it provides a useful framework for every member of the corporate community and for all the Group's partners.

STANDARDS OF CONDUCT

Compliance with the law
In every aspect of their operations, PSA Peugeot Citroën member companies comply with applicable laws and regulations in the countries where they do business. They adhere to the international conventions of the International Labor Organization, notably those concerning worker rights, the abolition of forced labor and the elimination of child labor. They also observe international conventions against corruption of public officials.

Honesty and transparency
Group companies are fair and honest in their dealings with customers and suppliers, in a commitment to fostering sustainable, trustworthy relationships.

PSA Peugeot Citroën provides stockholders with comprehensive, transparent information and gives a fair presentation of its business operations in its financial statements.

Compliance with occupational health and safety rules
PSA Peugeot Citroën member companies are committed to implementing active policies to prevent health and safety risks in the workplace and to monitoring their consistant application. They require that subcontractors working on their premises pay the same careful attention to these issues.

Respect for worker rights
PSA Peugeot Citroën member companies ensure that worker rights are respected. They

do not engage in discriminatory hiring or work practices of any kind. All employees are treated with dignity, and their privacy is always respected.

Group companies pursue an active social dialogue with employee representatives and recognize the independence of labor unions and the right for more than one union to be represented.

Environmental stewardship

PSA Peugeot Citroën is engaged in a continuous process of improving its production facilities to make them safer for the environment. Performance is constantly monitored using reliable control systems.

The Group is especially careful to ensure that its vehicles conform to the highest environmental standards, regardless of the country concerned, and is committed to developing and promoting innovative, technological solutions to enhance the ability to meet these standards.

STANDARDS OF BEHAVIOR

Employees of PSA Peugeot Citroën member companies perform their jobs with integrity and honesty in order to preserve trustworthy relationships with all the Group's partners and to foster a sense of mutual support and unity among employees.

Professional commitment

Employees perform their jobs to the best of their ability and effectively help everyone comply with the Group's standards of conduct in a spirit of mutual support.

Protection of company property – Confidentiality

Employees of PSA Peugeot Citroën member companies must not divulge confidential business information to outsiders or to other Group employees who are not authorized to have such information. Employees refrain from directly or indirectly using privileged information obtained in their jobs for personal gain.

CONFLICTS OF INTERESTS

Employees avoid any situation of conflict between the Group's interests and the interests of themselves or their families or friends.

In particular, employees refuse to acquire a financial interest in a supplier or customer, except in the case of listed shares purchased as part of the management of a securities portfolio, in compliance with rules against insider trading.

Relations with customers and suppliers

Employees act with integrity and honesty in their dealings with customers and suppliers, refraining from directly or indirectly soliciting gifts and refusing to accept gifts of any significant value.

Political activities

The Group does not contribute to any political parties.

Employees exercising political activities do so on a personal basis, outside of working hours and not on Group premises, and without mentioning that they work for the Group.

Should an employee have any difficulty in interpreting these standards of conduct and behavior, or have any doubts about how they are to be applied in a given situation, they should contact their manager or the Ethics Delegate appointed by the Managing Board.



Business Review


252 NSJ 75

30 Operating Highlights

34 The Automobile Division

44 Finance Companies

48 Transportation and Logistics

52 Automotive Equipment

56 Other Businesses


CITROEN

Operating Highlights



February
2002

20 millionth engine rolls off the Trémery line

Since August 1979, the plant in Eastern France has produced 14,000,300 diesel engines and 5,999,700 gasoline engines.

March
2002

Market launch of the Peugeot 206 SW

Designed to appeal to a young clientele, the Peugeot 206 SW combines the compactness of a city sedan and the charm and appeal of the 206.



March
2002



Inauguration of the new engine plant in Porto Real, Brazil

The plant, located in the Porto Real production center, has begun manufacturing the 1.6-liter 16V gasoline engine, the Group's latest generation powerplant, introduced in 2001.



February
2002

Market launch of the Peugeot 307 SW

The 307 SW offers unrivalled modularity and a new approach to automobile interiors, with a panoramic glass roof, while retaining the style, road handling and driving pleasure of a sedan.



April
2002

Market launch of the Citroën C3

The new C3's strong, original personality and elegant styling drives strong sales in the months following its market introduction.

Operating Highlights



April 10, 2002

Cornerstone laid on joint PSA Peugeot Citroën/Toyota plant in the Czech Republic

Located in Kolin, the new Toyota Peugeot Citroën Automobile Czech (TPCA) plant will be able to produce 300,000 cars a year based on the same platform. Beginning in 2005, it will manufacture three Peugeot, Citroën and Toyota compacts and employ some 3,000 people.



June 2002



Citroën Elysée introduced in China

The locally designed notchback has enjoyed strong sales since launch and is now positioned as the marque's new flagship model in China.

June 27, 2002

Cornerstone laid on the future PSA Peugeot Citroën Design Center

Located on the grounds of the Group's engineering center in Vélizy, south of Paris, the new facility will be a creative incubator, where, beginning in 2004, 800 people will be creating future Peugeot and Citroën models.



June 2002

Market launches of the Peugeot 807 and Citroën C8

The two new executive MPVs combine driving pleasure and plush, feature-rich interiors.

July 23, 2002

Cooperative venture announced with BMW to jointly develop and manufacture a new family of small gasoline engines

Produced at Douvrin in northern France beginning in late 2005, the new powerplants will equip low and mid-range Peugeot and Citroën vehicles and future BMW models. Eventually, a million vehicles will be powered by the new engines.



October 25, 2002

Agreement signed with Dong Feng Motors to implement the next phase in the Group's development in China

In partnership with Dong Feng Motors, this second phase will drive strong growth in Group production and sales in China, through the launch of new Citroën models and the local introduction of the Peugeot marque.





November 12, 2002

3 millionth Peugeot 206 assembled in Mulhouse

Four years after launch, production of the Peugeot 206 topped three million units. Sold in more than 121 countries worldwide, the model was Europe's best-selling car in both 2001 and 2002.



November 18, 2002

Peugeot wins World Rally Championship

For the third year in a row, Peugeot wins the manufacturer's title of the World Rally Championship, and Marcus Grönholm, driving a Peugeot 206 WRC, takes his second driver's championship.

October 28, 2002

A new assembly plant to be built in Europe

To extend the Group's manufacturing base after 2006, a new assembly plant will be built in Trnava, Slovakia. Dedicated to the production of small, platform-1 vehicles, the plant will have annual capacity of 300,000 cars and will employ 3,500 people.



December 1, 2002

Citroën wins both French and Spanish Rally Championships

Citroën wins both the marque and driver titles in the French Rally Championship, with the Saxo Super 1600, and in the Spanish Rally Championship with the Citroën Xsara WRC.


717NTG75

The Automobile Division


全国青年文明号




PEUGEOT

SLIGHTLY HIGHER GLOBAL DEMAND

In 2002, the world automobile market edged up by 0.3% to 55.8 million passenger cars and light commercial vehicles. The two largest markets, Western Europe and North America, both declined, with Europe contracting 3.0% to 16,191,800 new vehicle registrations and North America easing 1.1% to 18,547,700 new vehicle registrations.

Markets in Asia recorded an aggregate gain of 8.3%. In particular, demand in China continued its steep upward trend, as car sales surged 53% to more than 1,098,200 units. In Japan, the market shrank for the second year in a row, ending 2002 down 1.9% at 5,704,800 registrations.

Demand in South America declined by an overall 6.7%, with the Argentine market falling 53% under the impact of persistent recession, and the Brazilian market retreating 7.0%. Auto markets in Central Europe and Turkey continued to weaken, losing a further 3.0% after declining sharply in 2001.

WORLDWIDE SALES EXCEED TARGETS

PSA Peugeot Citroën's worldwide sales rose 4.3% during the year to 3,267,500 units, from 3,132,800 units in 2001, thereby exceeding the 2002 target of 3,250,000 units. The year's increase means that sales have grown by 55% in the past five years.

Growth was driven by the popularity of Citroën and Peugeot models and the performance of the two marques, which both set new sales records in 2002. Peugeot sold 1,955,400 cars and light commercial vehicles, an increase of 3.0% from 2001, while Citroën gained 6.4% to 1,312,100 units.

These unit sales gave the Group a 5.8% share of the global market.


GROWTH IN PSA PEUGEOT CITROËN'S SHARE OF THE WESTERN EUROPEAN PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE MARKET, 1998-2002
16
15
14
13
12
11
10
1998
1999
2000
2001
2002

GERMANY

In 2002, sustained restructuring of the dealership networks helped drive further strong growth in Germany. In a market down 2.9%, Group registrations rose 8.8% to 186,400 cars and light commercial vehicles, thereby raising market share to 5.4% from 4.8% the year before. The environmental performance of Group vehicles, in particular the new diesel-powered models equipped with the particle filter, offers a powerful marketing argument, which enhances the appeal of Peugeot and Citroën concepts, styling and road handling.

MARKET SHARE GAINS IN WESTERN EUROPE

In a Western European market down by 3.0%, registrations of PSA Peugeot Citroën cars and light commercial vehicles rose 0.3% to 2,511,000 units, lifting market share by half a point to 15.5% in the 17-country Europe.

The Group was Europe's leading producer of light commercial vehicles, with 348,000 registrations and a market share that held steady at 19.3%. It was also once again Europe's second largest manufacturer of passenger cars, increasing registrations by 1.1% to 2,163,000 units, and widening market share to 15.0% from 14.5% the year before.

In all, PSA Peugeot Citroën strengthened its position as Europe's second largest carmaker, ranking number one in France, Spain, Belgium, Portugal and Denmark, and second in the United Kingdom, the Netherlands and Greece.

In the 17-country Western European market, the Group's market share now exceeds 10% in 11 countries and totals between 8.7% and 10% in five others. It is therefore approaching the target of holding at least a 10% share of each European market by 2004. The only exception is Germany, where the goal is 6.5% and the 2002 figure was 5.4%.

UP SHARPLY IN 2002, UNIT SALES OUTSIDE WESTERN EUROPE NOW ACCOUNT FOR MORE THAN 20% OF THE CONSOLIDATED TOTAL

Sales outside Western Europe rose 21.0% to 710,500 vehicles in 2002, comprising

ITALY

Citroën enjoyed a surge in sales in Italy, where registrations rose 21.0% in a passenger car and light commercial vehicle market that declined by 4.5%. Elected automobile piu bella del mondo, the C3 played a key role in this successful performance, with 28,400 registrations during the year. As well, unit sales of the Peugeot 307 tripled during the year, helping to increase Group market share to 9.7% from 7.9% in 2001.


CITROEN

POLAND

PSA Peugeot Citroën began operating in Poland only recently, with Peugeot and Citroën subsidiar being created in 1992 and 1994, respectively. However, the marques quickly set up strong, asserti highly skilled dealership networks and soon attracted the interest of Polish carbuyers. The latter highly sensitive to the latest models, with expectations similar to those of other European consume This has helped drive very strong sales of the Peugeot 206, Peugeot 307 and Citroën Xsara. Mar share, which rose to 9.1% in 2001 from 4.8% in 1998, further widened to 11.9% in 2002, maki the Group Poland's fourth-ranked carmaker.

493,600 Peugeots and 216,900 Citroëns. For the first time, they accounted for more than 20% of total unit sales, at an aggregate 21.7% compared with 18.8% the year before.

In South America, sales increased by 1.3% to 109,300 units despite difficult economic conditions. In Brazil, the Porto Real plant inaugurated in 2001 continued to ramp up production of the Peugeot 206 and Citroën Picasso. Group sales surged 33.7% in a market down by 7%, raising market share to 4.6% from 3.2% the year before. The economic crisis in Argentina caused demand to collapse 53%, dragging down local Group sales by a similar percentage. As a result market share held steady at 18%.

In Mexico, after setting up an import subsidiary in 2001, Peugeot broadened its local model lineup, expanded its dealership network and now serves 1% of the market.

In the Central European markets of Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia, overall demand eased by a slight 3% after two years of steep declines. Led by the introduction of strong dealership networks, PSA Peugeot Citroën enjoyed another year of growth, with sales gaining 21.1% to 132,900 units. Over the past five years, market share has widened from 5.1% to 12.6%, nearing the goal of a figure equivalent to the Group's current share in Western Europe.

In China, sales climbed 57.3% to 85,500 units, of which 84,400 were Citroëns. Growth was led by the launch of the Citroën Xsara Picasso and the new Citroën Elysée, both locally produced. In October, the final contracts were signed with Dong Feng Motors to implement the agreements signed with the company in November 2001. These contracts will enable the start-up of the second phase in the Group's development in China, which will involve both marques and lead to a sharp increase in their output and sales. Six new Peugeot and Citroën models will be manufactured locally and brought to market between 2002 and 2004, when Peugeot will begin marketing its first model produced in China. Designed especially for the local market, it will be built on the same platform as the Peugeot 307. Citroën, which already has an extensive network of 460 dealers and served nearly 8% of the market at year-end 2002, will maintain its sales momentum. The objective in China is to sell 150,000 vehicles in 2004, with sales eventually rising to 300,000 units.

SWEDEN

In Sweden, where one in three cars sold is an executive model, the market is dominated by national marques. Nevertheless, in 2002, Peugeot and Citroën improved their aggregate market share by 2.2 points, to 9.7% from 7.5% in 2001. The gain was led by the sustained introduction of exciting, innovative models delivering the comfort and styling Swedish carbuyers expect. Enjoying strong market debuts were the Peugeot 206, Peugeot 307 and Citroën C5 with, respectively, 5,700, 5,600 and 3,600 registrations.

Demand for imported cars was flat In Japan, but PSA Peugeot Citroën maintained its momentum, with sales increasing 18.1% to 16,900 vehicles including 15,300 Peugeots during the year. Citroën's import subsidiary began operations in April.

In Iran, CKD billings increased sharply to 156,500 units from 102,600 in 2001.

GROWTH LED BY SUCCESSFUL MODELS

◦ Peugeot 206

Supported by the SW version, sales of the Peugeot 206 continued to rise in 2002, gaining 0.4% to 832,000 units. It was again the year's best-selling car in Western Europe, and more than three million units have been produced since its rollout in

1998. Sustained sales momentum was also led by the 206 CC, whose 89,000 units sold made it the European leader in the coupe and convertible segment.

◦ Citroën Xsara Picasso

Strengthened by growing sales in international markets—particularly China and Brazil, where it has been locally manufactured since 2001—the Citroën Xsara Picasso continued to enjoy firm demand during the year, with sales rising 9% to 251,000 units. Three years after launch, more than 625,000 units have already been sold worldwide.

◦ Citroën C5

The C5 contributed significantly to the growth in Citroën sales, with 160,900 units sold.

◦ Peugeot 307

Voted European Car of the Year 2002, the Peugeot 307 has won many awards since its market launch in May 2001. Some 543,200 units were sold in 2002, exceeding the target of 500,000. The lineup was expanded in March with the highly popular SW version, which accounted for more than 15% of the year's sales. The SW offers a new approach to automobile interiors, with a fully modular passenger compartment and a panoramic, heat-absorbing glass roof that provides exceptional luminosity.

◦ Citroën C3

For Citroën, the highlight of 2002 was the successful introduction of the C3, which enabled the marque to extend its lineup to a younger clientele. Launched in April, the C3 sold 181,800 units during the year, exceeding its target of 150,000. The strong momentum received a further boost a few months after launch, when the model was offered with the new 92bhp 1.4-liter HDI 16V powerplant and the robotized SensoDrive manual transmission. The C3 has also won numerous awards, including the prize for Japan's best import model. Citroën expects to sell 330,000 C3s over the full year.

◦ Citroën Berlingo/Peugeot Partner

Still well positioned, the Citroën Berlingo and Peugeot Partner sold 283,500 units in 2002. Buyers responded favorably to the end-of-the-year restyling, which offered a completely redesigned front end, new interior arrangements, and enhanced comfort and safety features.

◦ Peugeot 807/Citroën C8

Carbuyers also saluted the market launch of the new Peugeot 807 and Citroën C8 executive multi-purpose vehicles, purchasing 21,300 units as they were gradually introduced in European markets in the second half. The models offer a whole new dimension in safety, driving pleasure, interior comfort and elegant styling.

CITROËN ELYSEE LAUNCHED IN CHINA

Citroën's new flagship model, the Elysée, is a notchback designed in China based on the experience of the ZX Fukang and the marque's latest developments. Unveiled at the 2002 Beijing Auto Show, the model enjoyed strong sales right from its June 2002 launch and quickly gained 4% of the market. It has expanded the Citroën lineup, which had already been enhanced in 2001 with the local production of the Xsara Picasso, a highly innovative car in the Chinese market.



THE GROUP'S PRODUCT STRATEGY

PSA Peugeot Citroën's strategy is product-driven. As such, it is supported by frequent new mod introductions that enable the Peugeot and Citroën marques to rapidly renew their core lineups a to continually have a large number of models positioned early on the growth curve. In addition, t marques are constantly developing new, architecturally and technologically innovative automobi concepts, boldly styled and capable of attracting new customers. Compelling examples of this visi include the Peugeot 206CC, the Citroën C3 Pluriel and the Peugeot 307 SW.

To drive the harmonious development of Peugeot, Citroën and their model lineups in each of t Group's market segments, the two marques stagger their launches in a given segment. This ongoin balanced product development process enables the marques to attract an ever expanding customer bas continually refresh their offer and attenuate the impact of model life cycles on consolidated results

STRONG PEUGEOT 307 SW SALES PROMPT FOURTH SHIFT AT SOCHAUX PLANT

In response to stronger-than-expected sales of the new SW version of the Peugeot 307, the Sochaux plant introduced a fourth weekend shift in October 2002. Every week, the new team builds an additional 1,400 Peugeot 307s, raising total weekly output to 17,500 units. The increase will enable the marque to meet demand and achieve its target of selling 600,000 units in 2003.

◦ Diesel engines and the particle filter

European demand for diesel-powered cars and light commercial vehicles continued its strong upward trend in 2002. In response, the Group's high-pressure, direct injection (HDI) diesel powerplants were extended across almost the entire Peugeot and Citroën lineup. More than 1.3 million HDI-powered vehicles were sold during the year, a 30% increase over 2001. In all, diesels accounted for 49% of consolidated sales, while registrations of diesel-powered Peugeots and Citroëns rose 9.5% in Europe, for a combined regional market share of nearly 19%. PSA Peugeot Citroën remains the only carmaker to equip its diesel engines with a particle filter, an innovation that makes them much more environmentally friendly. The particle filter is now available on the Citroën C5 and C8 and the Peugeot 307, 406, 607 and 807. By year-end 2002, nearly 400,000 Group vehicles had been fitted with the new technology.

THE PLATFORM STRATEGY

The Group pursued its platform strategy in 2002, with the objective of having common parts account for 60% of the cost of vehicles made on the same platform. The strategy is helping to lower production costs, reduce unit research and development expenses, keep capital expenditure under control and shorten time-to-market cycles. It entered a new phase in 2002, when all three new platforms were successfully deployed, but nearly half of the resulting economic impact has yet to be felt. As new models based on the common platforms are introduced, the Group expects to generate some €800 million in additional savings between 2002 and 2006.

A MANUFACTURING BASE SIZED FOR GROWTH

PSA Peugeot Citroën has world-class manufacturing facilities, whose capacity was extensively used in 2002. According to the Harbour index, which measures a plant's utilization based on hourly capacity, an average 16-hour workday, and 235 workdays a year, assembly capacity utilization in Western Europe has risen steadily, from 76% in 1998 to 117% in 2002. The latest rate reflects the growth in unit output as plant operating hours have been extended with new production schedules. All of the European plants are now working partially or entirely in three or four shifts, while the non-stop production system, without any summer shutdown, remained in effect at the Mulhouse, Ryton and Vigo plants.

Assertively engaged in a long-term growth dynamic, the Group intends to produce more than four million vehicles in 2006, after increasing sales by 55% from 1998 to 2002. To secure an optimum balance between high capacity utilization and the resulting technical, financial and labor-related constraints, the Group has decided to build a new assembly plant in Trnava,





THE NEW PLANT IN TRNAVA, SLOVAKIA

The site chosen for the new assembly plant in Trnava, Slovakia, scheduled to begin operations in 2006, offers a number of important advantages. It is located in the center of Europe, with easy access by rail, highway and navigable waterway, and a supplier park can to be created nearby. The region has a long manufacturing tradition and the local labor force is plentiful and well-educated. Lastly, the site is positioned near major markets in which the Group is rapidly expanding.

Slovakia. Dedicated to small platform-1 vehicles and scheduled to come on stream in 2006, the new unit will employ 3,500 people and be able to build 300,000 cars a year. The total investment will amount to €700 million.

The Trnava plant will position production capacity closer to markets where the Group is rapidly strengthening its presence. The two marques already hold 12.6% of the market in the six Central European countries of Croatia, Hungary, Poland, the Czech Republic, Slovakia and Slovenia, compared with 5.1% five years ago. The choice of Slovakia will also reduce logistics costs for vehicles sold in the region, while enabling the Group to benefit from Eastern European production costs.

The new plant will expand the Group's manufacturing base, which comprises nine assembly plants in Western Europe, other facilities in Latin America and China, and plants operated in cooperation with other carmakers.

After the strong growth of the past five years, PSA Peugeot Citroën has embarked on a program to enhance the efficiency of its manufacturing facilities. This objective is being pursued both through the sustained deployment of the platform strategy and through action plans focused on two new improvement drivers. The first is a series of measures, already underway, to improve manufacturing efficiency based on 1) the Convergence Plan, which aims to align every plant with global best practices; 2) the modernization of industrial processes and logistics, for which the capital budget is €1 billion a year; and 3) the improvement in general plant organization, with an emphasis on maintenance and procurement processes. The second action plan is driving significant progress in the assemblability of new models and in working conditions. Easier parts assembly, fewer components and enhanced workstation ergonomics will lead to major improvements in manufacturing performance.

Together, these two new action plans are expected to generate additional savings of around €350 million a year by 2006.

Capital expenditure committed by the Automobile Division totalled €2,357 million in 2002, versus €2,398 million in 2001. Outlays corresponded primarily to the start-up of production of the restyled Citroën Berlingo and Peugeot Partner, the Peugeot 307 CC, the Citroën C3 Pluriel, the Citroën C3 in Brazil and a new model at the Rennes plant. They also concerned the ongoing construction of the new PSA Peugeot Citroën Design Center in Vélizy, near Paris.

1.4-LITER HDI CAPACITY DOUBLED AT TREMERY PLANT

In response to robust demand, a new 1.4-liter HDI diesel engine production line was brought c stream in November 2002 at the Trémery plant in eastern France. Developed as part of the cooperati venture with the Ford Motor Company. and introduced in April 2001, the engine uses the late generation common rail injection system. It already equips the Peugeot 206, the Peugeot 307, tl Citroën C3 and a number of Ford vehicles.



Programs to renovate and update the manufacturing base were also pursued during the year, with the completion of the new primer line at the Poissy paint shop, the first phase of the modernization of the Poissy passenger car assembly line, the new stamping facilities at the Poissy and Rennes plants, and the final phase in the modernization of the Sochaux assembly facility. Lastly, at the Trémery plant, work was completed on the first manufacturing module for the small diesel engines to be produced by the cooperative venture with the Ford Motor Company.

Over the medium term, the platform strategy will help to stabilize Automobile Division capital expenditure and to maintain consolidated capital outlays at around €3 billion, most of which will be earmarked for investment in new models, strategic technical systems, such as powertrains and transmissions, and international expansion.

AN ASSERTIVE COOPERATION STRATEGY

During the year, PSA Peugeot Citroën pursued its strategy of forming cooperative ventures with other manufacturers. These ventures speed the development of a broader range of new models and improve responsiveness to customer expectations. They are also a way to share, and thereby reduce, capital outlays and development costs, while leveraging the economies of scale generated by the partner's production volumes. Lastly, cooperative ventures with world-renowned manufacturers offer an opportunity to enhance the Group's image and to draw upon valuable, broad-based experience, in terms of both corporate culture and technological and manufacturing capabilities.

In February 2002, the cooperation in light commercial vehicles with Fiat was extended until 2017. The latest phase will entail the investment of around €1.7 billion to develop and manufacture two new lineups for introduction after 2005. They will be built at the plants in Val di Sangro, Italy (Sevelsud) and Valenciennes, France (Sevelnord).
The venture has strengthened both partners' positions in the light commercial vehicle market, with more than 3.5 million units being produced by the two plants since start-up in 1978. In addition, their technical and industrial cooperation in the area of executive MPVs was recently confirmed with the launch of the Peugeot 807, the Citroën C8 and similar Fiat models.

After introducing the new 1.4-liter and 1.4-liter Turbo HDI diesel powertrains in the autumn of 2001, in February 2003, PSA Peugeot Citroën and the Ford Motor Company unveiled two new 1.6-liter and 2-liter common rail direct injection diesels developed in the second phase of their cooperative venture. Scheduled to gradually equip both partners' model lines in the second half of the year, the engines represent another step towards improving fuel economy, environmental impact and technical performance. Bringing them to market required an aggregate investment of nearly €1 billion. Production capacity will ultimately exceed 1,600,000 engines a year, providing most of the diesel powerplants for the core model lines of each partner. In addition, the two companies are pursuing the joint development of other families of direct

The Automobile Division


PEUGEOT CITROËN AUTOMOBILE

injection, common-rail diesels, including a 2.7-liter V6 and engines for light commercial vehicles. By 2004, cooperation with Ford will make PSA Peugeot Citroën the world's leading diesel engine manufacturer, with around three million units produced in its plants every year.

In 2001, a cooperative venture was formed with Toyota Motor Corporation to jointly develop a platform and then to use it to jointly manufacture small entry-level cars for each partner. Designed primarily for the European market, the new models will be powered by 1-liter gasoline engines or 1.4-liter diesel engines. The plant, whose cornerstone was laid in April 2002 in Kolin, Czech Republic, is scheduled to come on stream in 2005 with capacity of 300,000 units a year (200,000 Peugeots and Citroëns and 100,000 Toyotas).

In July 2002, PSA Peugeot Citroën and BMW announced their intention to jointly develop and manufacture a new family of small gasoline engines to equip their entry-level and midrange models. Benefiting from the latest technologies, the new powerplants will deliver excellent performance while reducing fuel consumption and CO_2 emissions. They will be designed by a joint project team based in Munich and managed by BMW, while PSA Peugeot Citroën will be in charge of process engineering, procurement and production at its plant in Douvrin, France. Ultimately, one million vehicles a year will be equipped with the new engines, for a total investment estimated at €750 million.

FINANCIAL TARGETS MET

Automobile Division sales amounted to €43,951 million, a 5.8% increase in line with the 4.3% growth in unit sales.

The year's operating margin targets were set in February 2002 on the basis of two possible scenarios for the European auto market, with demand either remaining stable or declining by a slight 2 to 4%. In the first case, the target was 5% of Division sales; in the second, 4.8%.
Even though the market actually declined 3%, in line with the second scenario, the Division met the targets for the first scenario, with an operating margin of 5% of sales, or €2,183 million, an increase of 9.6% for the year.
The Division after-tax return on capital employed further improved to 16% from 14.4% in 2001, led by ongoing gains in operating margin and increasingly efficient use of capital employed.



C2 Citroën Sport

By world premiering the new C2 Citroën Sport at the last Geneva Motor Show, Citroën clea demonstrated its long-term commitment to motorsports. The new model shows the form a futu racing vehicle might take, in light of Citroën Sport's continued involvement in customer spo Developed on a shorter wheelbase C3 platform, the C2 Citroën Sport expresses a concentration strength energy and fun. It is equipped with a 1.6-liter, 225bhp engine and a six-speed sequent gearbox.



OUTLOOK FOR 2003 BRIGHTENED BY NEW MODELS

At a time of limited economic growth in Europe, PSA Peugeot Citroën is committed to pursuing its expansion, with the target of selling 3,350,000 vehicles in 2003 thanks to growing sales of its lineups and the introduction of several new models.

The year will be the first full year of sales for several models launched in 2002, including the Peugeot 307 SW, the Citroën C3, the Peugeot 206 SW, the Citroën C8 and the Peugeot 807. In addition, demand for the Citroën Berlingo and Peugeot Partner will be spurred by last autumn's restyling.

Presented at the 2002 Paris Auto Show, the Citroën C3 Pluriel offers unrivalled versatility, with the ability to be configured as a 3-door sedan, a panoramic sedan, a cabriolet, a 4-seater spyder or a spyder pick-up. Introduced in the first-half of 2003, it will provide an additional boost to the 300,000 C3s that Citroën expects to sell this year.

The Peugeot 206 RC will be launched in early 2003 in a sporty new design, featuring dual exhaust pipes, 17-inch wheels and an aerodynamic spoiler. The version will further enhance the reputation of the entire 206 line, whose sales volumes will probably be similar to last year's.

Also unveiled at the Paris Auto Show was the coupe-cabriolet version of the Peugeot 307, whose silhouette offers a flowing, uninterrupted waistline rising from the hood to the sloping windshield pillars. Its retractable hard top/trunk lid gives it a split personality, as both a true coupe and a true cabriolet, whose spacious interior easily holds four people in either configuration. With its lineup now newly extended, Peugeot expects to sell more than 600,000 307s in 2003.


49 PJA 75

Finance Companies



In 2002, Banque PSA Finance completed several major steps in the implementation of its strategy. It continued to expand in Central Europe, where it is supporting Peugeot and Citroën's fast growth with an offer of financing solutions and related services similar to those marketed in Western Europe. The Polish subsidiary created in 2001 enjoyed a satisfactory first full year of operations, financing 24.2% of the two marques' local sales. Late in the year, the Bank opened subsidiaries in the Czech Republic and Slovakia, while preparing to enter Hungary in 2003.

In early 2002, Banque PSA Finance took over direct control of its activities in the United Kingdom, which were previously conducted with a local partner. This was an important development, because the UK market is the Bank's second largest after France, and because with the changeover, all of its operations in Europe are managed by wholly-owned branches or subsidiaries. The Bank can now mesh more seamlessly with Peugeot and Citroën's marketing strategies and tighten its organization, with information systems and certain back office processes integrated across Europe. In this way, it intends to drive fast, consistent growth in all product lines in each national market, while improving productivity through economies of scale. Management systems are already being extensively revamped, in a process that will be completed in Western Europe in 2005.

BUSINESS REVIEW

Banque PSA Finance provided new retail financing for 803,500 Peugeot and Citroën vehicles in 2002, almost unchanged from the 801,100 financed in 2001. It demonstrated strong resistance to aggressive competition in certain countries, thanks to a portfolio of customer-driven products, which now comprise a high percentage of comprehensive service packages combining car insurance, service warranties, extended warranties and vehicle and fleet management services.

New vehicle loans rose by 0.5% to 622,800 units. The increase, which slightly outpaced growth in Group registrations in Europe, enabled the Bank to maintain its penetration rate—i.e. the number of vehicles financed by the Bank as a percentage of total Peugeot and Citroën vehicle registrations in the Bank's country markets—at 25.3%. This performance was led by the deployment of financing

Finance Companies





solutions and services supporting vehicle use and responding to the characteristics and expectations of a variety of customer demographics. For retail customers, the Bank continued to develop products offering greater flexibility in financing arrangements, service options and repayment schedules, while for corporate customers, the focus was on developing effective fleet management applications.

The number of financing contracts for previously owned vehicles dipped 0.4% to 180,700, as the Bank continued to limit risks to preserve the quality of the loan book while fostering customer loyalty.

In all, new retail loans rose by 2.2% to €8 billion at December 31, 2002.

In the wholesale segment, Banque PSA Finance financed 2,132,600 new vehicles. Business was lifted by replacement parts inventory financing, a service that the Bank now offers on a more systematic basis.

Supported by firm business levels in 2002 and the increase in average loan amounts over the past three years, total outstandings continued to enjoy strong growth, ending the year at €18.7 billion including securitized loans. This represents a rise of 8.6% for the year, compared with increases of 17.3% in 2001 and 15.8% in 2000.

FINANCIAL RESULTS

Net banking income rose 14.6% to €913 million, led by sustained growth in outstandings, an improvement in the financial margin on new business and the 16% increase, to €79 million, in the contribution from financing-related services.

EXPANDING THE SERVICES PORTFOLIO

Sales of financing-related services rose sharply in 2002, in particular those responding to growing customer demand for services that support vehicle use, like service warranties and driver assistance. Customers increasingly want to fold into a single budget the total cost of owning a car.

Growth in number of services sold

Financing-related services		Automobile-related services		Total	
2001	2002	2001	2002	2001	2002
498,304	522,704	186,933	363,802	685,237	886,506
+4.9 %		+94.6 %		+29.4 %	



Operating margin for the finance business rose sharply to €319 million from €248 million in 2001. It was adversely affected in 2001 by the lower margins on new contracts signed in 2000 and early 2001 after heightened competition in the European consumer lending market prevented higher refinancing rates from being fully passed along to customers. In 2002, however, lending margins rebounded, while outstandings continued to grow. At the same time, allowances for credit losses, which were low by industry standards, were further improved and general operating expenses continued to rise more slowly than outstandings, reflecting the initial impact of organizational integration at the European level.



Transportation and Logistics



Despite a worsening economic environment, Gefco maintained its strategic emphasis on acting as a tier-one logistics integrator, capable of offering its industrial customers performance-enhancing, end-to-end solutions.

Customers have responded favorably to the progress made in recent years in the three core businesses: Automotive (vehicle preparation and distribution), Network (part and full-load transport) and Supply (logistics and sea and air freight). Two satisfaction surveys conducted at the beginning and end of 2002 by UK consultancy Datamonitor showed that 1,500 customer companies rated Gefco number one among European companies in its industry.

The performance criteria used in the ranking are the same as the ones that constantly guide Gefco: broadening its service range and geographic coverage, innovating in services and upgrading information and communication systems, enhancing the quality and flexibility of delivered services, and continually improving competitiveness with its customer partners.

BUSINESS REVIEW

In 2002, Gefco continued to broaden its range of services, while expanding its geographic coverage of strategic growth markets. New transportation lines were opened in Europe, via sea (Belgium–United Kingdom; Spain–Poland; France–Italy), roadway (links to and from Germany), and air (a partnership with Emo-Trans to enhance coverage of the North America–Europe network). New logistics platforms were set up for cars and motorbikes, raising capacity to 500,000 square meters. The Polish subsidiary opened three package delivery agencies and transport lines to the United Kingdom, France and Germany. Gefco moved into Turkey, where the new subsidiary is already operating its first domestic and international lines. The Europe-North Africa network was strengthened with the acquisition of the Euromed lines serving Morocco and Tunisia. Outside Europe, development continued in the Mercosur countries with the opening of five package delivery agencies in Brazil and new car transportation lines between Argentina and neighboring countries. Operations were also expanded in China.

During the year, several innovations were deployed to enhance Gefco's capabilities as a logistics integrator. A new operating unit was created to manage handling equipment, such as plastic boxes, plastic pallets, metal containers and durable new sea and air freight packaging. A state-of-the-art international maritime freight management platform was brought on stream in France, enabling suppliers and

Transportation and Logistics





partners to electronically interchange parts descriptions, customs declarations and other data. An experimental railcar fleet of 40 GPS-equipped car-carriers, linked to an innovative map management system, was deployed early in the year. New used-car refurbishment shops began operating in Spain, Italy and Germany, with capacity to process 150 vehicles a day at an average turnaround time of two weeks. An ambitious program to upgrade information and communication systems using the latest technologies was successfully undertaken in the second half.

Service quality and flexibility were also improved in 2002. Bureau Veritas Quality International (BVQI) recertified to ISO 9001:2000 standards the quality systems in place in all the roadway, maritime, railway and air transportation operations in the integrated European network. At year-end, the same certification was extended to operations in Brazil and Argentina. A system to measure customer satisfaction was implemented, while a quality charter was signed with the main suppliers of roadway, maritime and railway services to enhance their integration into Gefco's service lineup. All of the company's information systems successfully transitioned to 24/7/365 operation. In addition, services were delivered without interruption despite a number of external disruptions due to strikes in France and Spain, floods in Germany and Austria, storms in the Alps, railway breakdowns between France and Italy, and labor unrest in Poland. Throughout, Gefco teams demonstrated flexibility and responsiveness, ensuring that customers did not suffer any significant delays or damages.

Lastly, Gefco pursued its commitment to continually improving its competitiveness in close partnership with customers. It revamped the car distribution process between France and Italy, the freight transportation process between France and Spain, and coastal shipping lines between the North Sea, the Atlantic seaboard and the Mediterranean. It also improved the

GEFCO'S INTERCONTINENTAL LOGISTICS PLATFORM IN LE HAVRE

Gefco has built a new intercontinental logistics platform in Le Havre to serve a full range of customer The first, however, has been PSA Peugeot Citroën, which is using the 32,000 square-meter facility to shi automotive parts to Group plants outside Europe.

Known as PLIP, the platform currently manages 5,000 different parts, collected from around 500 Europea suppliers and shipped by sea to assembly plants in Porto Real, Brazil and Buenos Aires, Argentin It represents the latest generation of an integrated international supply chain, supported by th new Geolog information system offering real-time dialogue between Latin American production center European suppliers, Gefco Le Havre and the major Automobile Division corporate services, such a Purchasing and Accounting.

PLIP uses the cross-docking technique with zero inventory stored on the platform itself. Any ord from Brazil or Argentina for a European supplier is immediately notified to Gefco Le Havre, so that PL can order packaging materials, obtain the right number of containers and prepare for shippin so that when the parts arrive, everything is in place for their immediate reshipment.

This real-time management of information and parts flows has yielded both financial and qualitati benefits. The cycle time from parts order in Latin America to final delivery from Europe has bee reduced on average by a full week. In addition, all parts are systematically inspected on the platfor before reshipment and invoicing.

By 2004, PLIP will be handling enough parts to build 500,000 vehicles.

efficiency of customs procedures in dealing with the Mercosur countries, Eastern Europe and China, in particular as regards the operation of bonded warehouses. A larger number of joint groups were formed with customers to improve competitiveness based on Kaizen principles. The resulting gains were significant and the groups are continuing their work in 2003.

FINANCIAL RESULTS

Net sales were stable for the year, at €2,646 million. At comparable scope of consolidation, reflecting the sale of Transauto in May 2001, sales were up 0.7% despite a significant decline in the European transportation market.

Although the European car market contracted by 3%, Gefco's Automotive business rose by 1.9% during the year, as billings outside France and the growing contribution from the used car refurbishing shops offset lower volumes in France and Argentina. Thanks to faster development in the Mercosur countries and central Europe, the Network business held stable despite weaker demand in Western Europe. The Supply business was also unchanged at comparable scope of consolidation, since the major projects initiated in 2002 will not have a full-year impact until 2003.

Operating margin totaled €135 million, or 5.1% of sales, an increase of 13% from the €119 million and 4.5% of sales reported the year before. The improvement was led by careful control over business development in light of the uncertain economic outlook, by sustained productivity gains and by the continuing ramp-up of high value-added businesses.



Automotive Equipment




CITROËN



Following the major acquisition of Sommer Allibert's automotive operations in 2001, Faurecia spent 2002 implementing an optimized organization for its new scope of business.

The strategy now being implemented is designed to meet three objectives:

- Drive over-market growth with a focus on six critical automotive modules: seats, cockpits, door panels, acoustic systems, front-end assemblies and exhaust systems.
- Enable the company to consolidate the position of each of these businesses among the global leaders, thanks to superior innovative capabilities, a global manufacturing base and the balanced development of business among the world's top carmakers.
- Restore margins and maintain them among the highest in the industry, by leveraging scale economies from recent acquisitions, enhancing industrial efficiency and carefully managing new product development programs.

BUSINESS REVIEW

2002 was another year of strong business growth, particularly in car seats. At a time of declining carmaker production volumes, the growth reflected further market share gains among Faurecia's main customers and the high percentage of its products on popular models.

In car seats, where Faurecia is the European leader and number three worldwide, sales rose 14.6% to €4,032 million, lifted by the growing output of recent models and production start-ups in Europe and the United States. In addition to the Deeside plant to serve General Motors, five other seat module facilities were opened during the year, in Vigo, Spain; Neuerstadt, Germany; Wuhan, China; Vesoul, France; and Golçuk, Turkey. The year also saw the ramp-up of manufacturing operations in Poland and the creation of a 51%-owned joint venture with GSK, a Taiwanese OEM, to produce seats in Wuhan, China.

Sales of other vehicle interior modules rose 5% to €3,463 million, also led by the strong growth in sales or the start-up of production of the cars they equip. These modules include cockpits, door panels and components—three areas in which

Automotive Equipment



INNOVATION-DRIVEN LEADERSHIP

By investing the equivalent of more than 6% of sales in research and development, Faurecia delivers unrivalled expertise that creates value for customers. Based in 22 R&D and D&D centers, 5,000 Faurecia engineers are helping to create the car of tomorrow by working closely with their carmaker counterparts, as well as with universities and research laboratories.

Every year, Faurecia experts file patents for innovations in safety, comfort, soundproofing, lighter components, pollution control and recyclability—all of which provide powerful marketing arguments. This R&D leadership enables the company to anticipate end-user expectations and help improve its own customers' reputation for technological expertise.

Faurecia ranks first in Europe and among the top three worldwide—as well as acoustic systems. Three new cockpit plants were opened in Palencia, Spain; Sao Bernardo da Campo, Brazil; and Douai, France, while an acoustic systems facility came on stream late in the year in Legnica, Poland.

With sales of €593 million, the front-end assembly business expanded with contracts from two new carmakers, as well as with large orders from existing customers and a leading European specialty carmaker.

Excluding the impact of precious metals on catalytic converter prices and changes in exchange rates, exhaust system sales were unchanged at €1,004 million. Growth was especially strong in Asia, where Faurecia was already present with three joint ventures in China, and where the local manufacturing base and customer portfolio were strengthened during the year with an acquisition of an equity interest in South Korea's Daeki Industrial. In the United States, new orders for integrated exhaust systems enabled the company to deepen its presence. It also continued to develop certain strategic plants, such as the one in South Africa, whose catalytic converter output doubled during the year.

FINANCIAL RESULTS

Consolidated sales rose 2.7% to €9,866 million in 2002, including a 1.4% negative currency effect and the impact of lower prices for the precious metals used in catalytic converters. Excluding converter sales and changes in exchange rates, sales ended the year up 9.3% to €9,092 million.

Operating margin came to €256 million, representing 2.6% of sales. The margin was stable for the year, but rose during the second half on the substantial increase in business, the sustained productivity gains achieved through the 10/10 plan and redeployment of the production base, the implementation of the procurement plan and the initial impact of application of the Program Management System. For the full year, these improvements were partially offset by two factors: start-up costs remained high and the terms of certain contracts implemented between 2000 and 2002 weighed on the operating margin.

Faurecia anticipates that automobile production in Europe and North America will contract by 4 to 5% in 2003. However, it expects that its sales will outpace the market and that margins on contracts started up during the year will be higher than on programs initiated between 2000 and 2002.

FAURECIA, A GLOBAL PRESENCE ...

France: 38 plants, o/w 14 just-in-time capable
12 R&D and D&D centers
- **Germany:** 25 plants, o/w 14 just-in-time capable
6 R&D and D&D centers
- **Spain:** 23 plants, o/w 11 just-in-time capable
1 R&D and D&D center
- **United Kingdom:** 4 plants, o/w 4 just-in-time capable
- **Other European countries:** 25 plants, o/w 13 just-in-time capable
1 R&D and D&D center
- **North America:** 13 plants, o/w 2 just-in-time capable
2 R&D and D&D centers
- **Latin America:** 14 plants, o/w 8 just-in-time capable

FAURECIA AND SAFETY INNOVATIONS

Innovations that protect us all

Already on the road, the **Spinal Care and Comfort System** (SCCS) is designed to prevent whiplash Activated by pelvic pressure in the event of an impact, the seat back and headrest automaticall move up to restrain the head. Selected even before its market launch by General Motors Europe SCCS is now standard on a large number of cars, particularly Peugeots and Citroëns.

With its electronic sensors and algorithms developed by Faurecia, the **BioVolume** seat is able t determine whether its occupant is an adult or a child, and whether he or she is sitting back o leaning forward. In this way, its safety response can be tailored to each passenger's body type an position. In case of impact, the speed and force with which the airbag deploys is adjusted to th seat occupant and actual accident conditions. The seats comply with US standard FMVSS 208, whic requires the possibility of deactivating the passenger side airbag in certain cases.

When the airbag deploys, its casing flap can break the windshield or hit the passenger. In response Faurecia has also developed the **Low Risk Deployment Flap**, which retracts inside the dashboar during deployment. Competitive compared with conventional flaps, the new system is also FMVS 208-compliant.

While head, chest and abdominal injuries are now less frequent, accidents still present a high ris of lower back and leg injuries. Using its proprietary biomechanical analysis resources, Faureci studied body movements known as submarining to develop the Lower Limbs & Lumbar Care Syster (L3CS). In case of a frontal collision, a crossways bar lifts the seat for at least 20 milliseconds, slowin forward motion and preventing the pelvis from sliding out from under the seat belt.

Other Faurecia systems are improving the protection of lower limbs, such as the **Knee Care Syster** (KCS) for the driver and the **Glovebox Integration Knee Care System** for the front passenge Comparable to a mini-airbag installed in the glovebox door, the GIKCS restrains the knees whil dissipating impact energy. Its effectiveness complies with US and European safety standards. Compa and inexpensive, the system can also be retrofitted to existing cars.

... AND A WELL BALANCED CUSTOMER BASE

	% of 2002 sales
Toyota	1.3
BMW	4.5
DaimlerChrysler	6.3
General Motors	7.2
Ford	10.0
Renault/Nissan	16.2
Volkswagen	23.4
PSA Peugeot Citroën	25.7
Others	5.4



Other Businesses






PCI

PEUGEOT MOTOCYCLES

The European motorcycle and scooter market contracted for the third year in a row in 2002, declining 12% to 1,230,000 units from nearly 1,400,000 in 2001. While continuing to fall in Italy and Spain, demand began to weaken in France, the United Kingdom and Germany—all very important markets for Peugeot Motocycles (PMTC).

The softer markets pulled PMTC sales volumes down 9.5%, to 162,000 vehicles from 179,000 the year before. Sales remained almost unchanged at €257.3 million, however, due to a more favorable product mix following higher sales of premium scooters requiring registration like the Elystar. Unit sales did not decline as far as the overall European market, enabling PMTC to widen its share to nearly 13% from 12.2% in 2001. On a country basis, the improvement was especially strong in Italy (3% versus 1.9%), France (30.1% versus 26.4%), Germany (17.4% versus 13.4%) and Belgium (29.4% versus 28.1%). However, the drop-off in demand caused the company to report an operating loss of €12 million.

During the year, PMTC pursued its strategic focus on developing products and modernizing facilities. Highlights included:

- Market launch of the Elystar, a GT scooter with, in a world first, a fuel-injected engine and ABS-assisted braking. The 7,000 units sold exceeded objectives by 50%.
- Presentation of JetForce, a new sports scooter that was voted Scooter of the Year. Offering a large number of technological innovations, the new bike is now being delivered to dealers.
- Implementation of the Downstream Project to upgrade assembly lines and install a new, fully-computerized parts warehouse.

PMTC expects demand to edge up slightly in 2003, when new product introductions should drive stronger growth in sales.

Other businesses

JET FORCE

Peugeot Motocycles grabbed all the media attention at the 2002 Munich Intermot Show with its new Jet Force scooter. The sports bike will be available with a supercharged 125cc engine, a first in its category and a worldwide exclusive from Peugeot Motocycles. It will also come in a 50cc version, with a new horizontal, two-stroke, fuel-injected engine, and in a naturally aspirated 125cc version. All models are compliant with future emissions standards.

Jet Force's architecture draws its inspiration from motorbikes, with a perimeter frame, centralized shock absorber, and strut suspension providing flawless road-handling. Its particularly exciting styling received the 2002 Motorcycle Design Association award in the scooter category.



SOCIETE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR (SCMPL)

SCMPL designs and builds wheeled armored vehicles. In 2002, sales rose 7% to €64.7 million, while operating margin amounted to €1.5 million. The year was shaped by sustained delivery of VBL light armored vehicles to the French Army and various export customers, notably Greece, as well as by continued production of diesel powertrains for retrofit on French Army ERC Sagaie armored reconnaissance vehicles and the start-up of a VBL rebuilding program for the French Army.

The award of a new contract from the French Army for 500 VBLs (of which 202 under a firm order) has enhanced the company's medium-term outlook. Backlog stood at €97 million at December 31, 2002, up 20% on the previous year.

Supported by these favorable medium-term prospects in France and in export markets, SCMPL also strengthened its strategy of developing new products. At the Eurosatory trade show, it presented the first prototypes of two new armored vehicles that are expected to secure its long-term future.

PROCESS CONCEPTION INGENIERIE (PCI)

PCI designs and manufactures industrial equipment for four industrial processes: assembly, stamping, body-in-white and machining. Sales totaled €395 million in 2002, while order intake amounted to €374 million at December 31, up 8% from the year before.





Operating margin sharply improved to €20.2 million, reaffirming the company's position as a tier-one supplier to its main customers. In addition, a series of quality audits conducted during the year led to ISO 9001:2000 certification for PCI and its subsidiary SCEMM.

PEUGEOT CITROËN MOTEURS (PCM)

PCM increased sales 2.2% to €110.1 million from €107.7 million in 2001, despite the challenging environment caused by the decline in its customer base following recent restructuring in the automobile industry. The number of engines sold rose 6.8% to 39,150 from 36,676 in 2001.

The company expects to see further growth in 2003, led by the adaptation of engines for a Japanese carmaker and the consolidation of the Indian market.



Corporate Policies



62 Human Resources

72 Environmental Stewardship

80 Corporate Citizenship

90 Research and Development



Human Resources



PSA Peugeot Citroën's employee relations and human resources policies are designed to anticipate changes in the Company and its businesses, and to implement innovative systems and processes as part of an ongoing social dialogue.

They are applied in all operations worldwide and are organized around four major components: an active hiring policy, organizational flexibility adapted to the specific requirements of the automobile industry, compensation linked to Group earnings and sustained, open dialogue with employee representatives.

AN ACTIVE HIRING POLICY

	Employees by Business and Region in 2002			
	France	Europe outside France	outside Europe	Total
Automobile	96,160	33,800	3,920	133,880
Finance Companies	930	1,190	40	2,160
Transportation and Logistics	4,690	3,110	250	8,050
Automotive Equipment	19,700	25,850	6,680	52,230
Other Businesses	2,200	50	30	2,280
Total	**123,680**	**64,000**	**10,920**	**198,600[1]**

(1) Including the Automotive Equipment Division

PSA Peugeot Citroën hired 16,740 people in 2002, increasing the number of employees by more than 6,000 for the year. Over the past five years, headcount has risen by more than 58,000 people, including 16,100 in the Automobile Division. Some 70,500 people have been hired since January 1, 1998. Excluding acquisitions and disposals, a net 25,000 jobs have been created over the past five years, primarily outside France. Of these, 14,000 have been in the Automobile Division.

RECRUITING TO MEET GROWTH OBJECTIVES

To meet the Group's organic growth targets, people have been recruited in a broad range of disciplines, in a commitment to integrating a variety of educational, cultural, professional and international backgrounds. Over the past four years, nearly 60,000 people[2] have been hired under permanent contracts around the world, including 34,000 in France.

(2) Including the Automotive Equipment Division, excluding fixed-term contracts.

Human Resources


16,740 people hired under permanent contracts in 2002
France : 8,130
Europe outside France : 5,850
Other countries : 2,760

	Hiring Under Permanent Contracts	
	Hired under permanent contracts in 2002	Hired under permanent contracts, 1999 - 2002
Automobile	9,800	38,080
Finance Companies	250	710
Transportation and Logistics	1,100	4,500
Automotive Equipment	5,500	15,380
Other Businesses	90	760
Total	**16,740**	**59,430**
Of which France	8,130	34,640

BRAZIL: TRAINING DEALER EMPLOYEES IN AFTER-SALES SERVICE

In 2001, PSA Peugeot Citroën, Brazil's national education system for industry (SENAI) and France's National Education Ministry set up a training center in São Paulo to offer courses in after-sales service. In two years, nearly 1,600 employees have been trained in customer service, automobile maintenance and repair, and new automotive technologies. In 2002, nearly 900 Brazilian employees received some 29,000 person-hours of training in such areas as product knowledge, basic mechanics, quality methods and safety procedures. The commitment will be stepped up in 2003, with a more than 30% increase planned in the number of training hours.

ATTRACTING YOUNG GRADUATES

According to a survey conducted by the SOFRES public opinion firm, French business and engineering students spontaneously ranked PSA Peugeot Citroën as France's best company to work for. This reputation is one reason 48,000 people applied for managerial positions with the Group in 2002.

BUILDING A STRONGER, MORE STRUCTURED PRESENCE OUTSIDE FRANCE

Following start-up of the Porto Real plant in Brazil in February 2001, the global manufacturing base will be expanded in 2005 and 2006 by two new facilities: one in Kolin, Czech Republic in association with Toyota, and the other in Trnava, Slovakia. A total of 1,200 people have been hired at the Brazilian site, of which 250 in 2002, while 3,000 hires are planned in the Czech Republic and 3,500 in Slovakia. In all cases, the focus is on recruiting locally.

The same human resources management principles are applied in all operations worldwide, with adjustments to local characteristics as required. In particular, more socially advanced employee benefits, such as operating margin-based incentives, are offered in all subsidiaries around the world.

Global expansion has also fostered the embrace of cultural diversity and the emergence of an international culture. Long-term foreign assignments and inter-country transfers are being developed, with 8,400 people accepting such assignments in 2002. Cooperative ventures with Italian, German, US and Japanese carmakers are also supporting the development of an international mindset.



JOB SEARCH SUPPORT PROGRAMS

In 2001 and 2002, the Rennes and Sochaux plants offered programs designed to certify the professional skills acquired by people hired for fixed-term assignments.

In Rennes, as part of the Citroën C5 launch, a training program was organized in partnership with the Regional Council, the related government employment agencies (DDTE, ANPE, PLIE, Mission locale), temporary employment agencies and the National Association for Adult Vocational Education. In addition, 1,000 people found employment during a job fair organized by the Rennes plant to facilitate the professional orientation of the people concerned, in association with the National Employment Agency, local companies and temporary employment agencies.

In Sochaux, fixed-term employees were offered support from local companies, the National Employment Agency and temporary employment agencies. The initiative enabled several hundred people to find jobs upon completion of their assignment.

SUPPORTING CAREER OPPORTUNITIES FOR WOMEN

Despite the small percentage of women graduating with engineering or other industry-related degrees, PSA Peugeot Citroën has been hiring a growing proportion of women. This was particularly the case in 2002, when women accounted for nearly 20% of engineers and managers hired worldwide, versus less than 15% in 2001. In France, women accounted for more than 20% of new hires in 2002.

New initiatives have been taken to encourage the hiring of women in all host countries. Programs are underway to train women in jobs previously held mainly by men, such as installation manager or production unit manager.

RESPONSIBLY MANAGING FIXED-TERM CONTRACTS

Employees are sometimes hired under fixed-term contracts in order to adjust the workforce to fluctuations in demand, to manage new product introduction processes and to prepare capital programs and the related productivity gains. These employees are integrated where they have been recruited, under the same conditions as people hired under permanent contracts. Temporary workers participate in orientation sessions devoted to safety, quality and environmental issues and are offered training corresponding to their duties.

Many temporary or fixed-term employees are offered permanent jobs, depending on local staffing needs. In 2002, for example, 2,500 employees in France were hired under permanent contracts following a temporary or fixed-term assignment. In Spain, the 2001-2003 convenio calls for the permanent hiring of 1,300 eventuales employees. Temporary workers are also supported through programs to certify their acquired professional skills and to assist them in finding employment.

In France, PSA Peugeot Citroën was one of the first companies to offer job opportunities to unqualified young people.

MAINTAINING THE EMPLOYABILITY OF FEMALE STAFF AT THE RENNES PLANT

At the production plant in Rennes, the development of new onboard electronics required the conversion of the wiring shops, where around 85% of the workers were women. In 1999, to prepare for the changeover, plant management extensively reconfigured the workstations and set up training programs to help the workers learn new skills. By the end of 2002, more than 80% of the workers had been transferred to other jobs, such as forklift driver, automotive electrician, mechanic or shopfloor logistics manager. Transfers will continue in 2003.

The Group's commitment to retraining the wiring operators and offering them new job opportunities was reflected in two contractual arrangements. One, which covered the above programs, was a plant-wide agreement on gender equality in the workplace signed with the plant's unions on November 27, 2001. The other was a gender equality contract signed on January 30, 2002 by plant management and the French Ministry of Social Affairs, Labor and Solidarity.

MANAGING THE LABOR IMPACT OF A CHANGING BUSINESS

◦ Supporting employees in the event of job eliminations

Changing technology and markets are causing the loss of jobs at a number of sites. In each case, internal placement and other support programs are implemented to identify the best solution for each employee concerned.

CONTINUALLY ENHANCING SKILLS TO PREPARE FOR TOMORROW'S JOBS AND MAINTAIN EMPLOYABILITY

Training is a primary tool of employee relations and human resources management. By fostering skills development, training contributes to the Group's success, while enabling employees to fulfill their career aspirations. As such it supports their employability, prepares their career development and anticipates the Group's future needs.

Excluding Faurecia, which manages its own programs, nearly four million hours of training were provided in 2002, with a focus on new employee orientation programs, automotive production and product launch-related techniques, information technology and management practices.

◦ Anticipating and supporting corporate change

Because it provides critical support for successful project deployment, training is implemented to anticipate and facilitate changes in the Group's organization, business, processes and socio-economic environment. Training programs are designed upstream from projects to improve organizations or systems, so that people are prepared for their implementation. Many courses are led by employees who are experts in the related subject.

◦ Exchanging expertise across borders

Deployed with the same objectives and principles in France and abroad, training programs are supported by cross-fertilization of experience gained in many countries. Programs are also adapted to local requirements and expectations.

◦ Training and integrating young people

Half of all employees have been on the job less than five years, and by helping to train young people, the Group is preparing the capabilities it will need in

CHINA: SHARING EXPERTISE

Under a program to develop employee capabilities and raise the level of vocational education in China, Dong Feng Peugeot Citroën Automobile (DPCA) has actively participated in assessing its training needs.

European instructors, all experts in their fields, trained Chinese facilitators, who then led their own courses, applying the methods they had learned. Since 2001, 457 DPCA employees have attended 70 courses led by facilitators trained by the European program in such diverse subjects as quality, sales and maintenance.

In 2002, DPCA also welcomed 40 technical assistants from France, who trained 170 people over several weeks. What's more, 130 Chinese employees have participated in training assignments in PSA Peugeot Citroën plants in France.

the future. On every site, programs are underway to provide jobs to students on work-study programs, to help define basic training courses in response to anticipated changes in job skills, and to help implement training curricula. In 2002, 6,740 students served as interns in the Group's manufacturing, marketing, transportation and logistics operations, while in France another 670 young people served as apprentices or earned on-the-job training certificates.

Hiring and motivating young employees are major challenges for the Group's future performance. There are 34,000 Group employees under 30, and to respond more effectively to their expectations and enhance their contribution to corporate objectives, management has undertaken an in-depth study of the integration of young people, in association with the European Works Council's liaison committee. Initiated in spring 2002, the study covers the plants in Mulhouse and Poissy in France, Vigo in Spain and Ryton in the United Kingdom.

WORK-STUDY PROGRAMS IN FRANCE

In partnership with the French national education system, Group units in Caen, La Garenne, Meudon, Saint-Ouen, Vélizy and many other locations have signed Local Initiative Supplementary Training (FCIL) agreements.

FCIL programs are designed to facilitate the acquisition of initial job experience by young graduates with vocational, technological or liberal arts diplomas. Because they are locally based, they reflect local socio-economic conditions and help young people find their first jobs in their own community.

The resulting work-study programs, delivered in close cooperation with schools, are focused on electronics, robotics, network systems and industrial maintenance.

HELPING YOUNG JOB-SEEKERS FIND MEANINGFUL EMPLOYMENT

In 2002, several French plants helped set up programs to assist young job-seekers in finding meaninc employment.

On April 28, 2000, the Sochaux plant signed an on-the-job training agreement with the French St and regional authorities, while forming a three-year partnership that also included the governm employment agency and local schools. The agreement prepares young job-seekers for the labor mar by providing training in skills needed by companies. The main focus was job-seekers without a qualifications or job experience, who were often young people in disadvantaged situations. In 785 people, including 328 women, participated in internships and courses at the Sochaux site. As December 31, 2002, application of the agreement had led to 280 people being hired under perman contracts, 232 under fixed-term contracts, and 273 for temporary assignments.

Offered in partnership with the National Employment Agency, on-the-job training sessions at the Aul plant are assisting job-seekers experiencing serious difficulty in accessing the labor market, the lo term unemployed and people benefiting from France's guaranteed minimum income program.

The Rennes plant has joined with the local government employment agency to hire, under orientat contracts, disadvantaged young people having problems joining the labor force.

OFFERING REAL OPPORTUNITIES FOR CAREER DEVELOPMENT AND MOBILITY

The Group's steady growth and highly diversified business base means that it can offer employees extensive opportunities for career development and mobility. Career development is guided not only by an employee's supervisor but also by a career manager and career committees organized at every level and in every unit. In 2002, 18.5% of engineers and managers accepted transfers, while another 4% or so changed their job or activity following changes in the business base or job enrichments. In addition, more than 18% of employees were promoted or changed job category in 2002.





ORGANIZATIONAL FLEXIBILITY ADAPTED TO THE SPECIFIC REQUIREMENTS OF THE AUTOMOBILE INDUSTRY

Responding to the diversity of the automobile market and meeting customer demand involves constant adjustments in working hours and organization. These adjustments are carried out with careful regard for the expectations and requirements of employees.

NEGOTIATING NEW ORGANIZATIONAL ARRANGEMENTS

Two new vacation systems adapted to production requirements have been negotiated with unions in France and the rest of Europe. A key to enhancing flexibility and competitiveness, non-stop operation was introduced at the Mulhouse facility and the mechanical component plants in 2001, then applied at the Ryton and Vigo plants in 2002. To meet strong demand, a fourth shift was introduced at Ryton in August, enabling the hiring of nearly 800 people, while the negotiated implementation of new working hours at Sochaux in May led to the creation of a Friday-Saturday-Sunday shift. In most host countries, working hours are now calculated on an annual basis.

IMPROVING SAFETY AND WORKING CONDITIONS

◦ Improving working conditions and ergonomics

Programs are underway in every Division and manufacturing project to improve workstation ergonomics, in a commitment to attenuating physical and environmental impairments and broadening access to the largest possible number of operators. A dedicated method for assessing workstation strain called METEO or "Méthode d'Evaluation du Travail et des Organisations"is being used by project teams across the manufacturing base. This innovative process underscores the Group's dedication to improving working conditions through a realistic approach designed to enhance efficiency and preserve operator health.

◦ Constant concern for operator safety and protection from bodily injury

As part of the Group's commitment to managing workplace risks, employees, managers, employee representatives, medical staff and specialized outside consultants are all helping to improve working conditions, safety and risk prevention. In every country, risk assessment procedures are applied to installations, workstation components, infrastructure, production processes, employee movements and professional equipment. Employees also receive safety training designed to attenuate workplace risks.

◦ A commitment to occupational healthcare

In France, the Group's occupational medical offices examined 112,000 employees and received 283,000 infirmary visits. Based on exam results, actions were taken to protect the concerned employee's health, for example, by reconfiguring the workstation or ordering more tests to detect or cure certain illnesses. The medical offices regularly conduct training and employee information sessions in areas like movement and posture and food hygiene. They are also involved in reassigning impaired or disabled employees or reconfiguring their workstations.

OFFERING THE DISABLED FULFILLING JOB OPPORTUNITIES

While helping to prevent disabilities in the first place, Group policies are designed to

GEFCO ARGENTINA: PROCEDURES TO ENSURE EVERYONE'S SAFETY

At Gefco's Argentina operations, health, safety and environmental issues are handled by a process based on the BVQI ISO 9000:2000 quality management system. An independent expert specialized in industrial safety and health analyzes every aspect of the business to detect any anomalies or potential risks, while assessing the need for personal protective equipment (PPE).

In addition to measures designed to guarantee the best possible working conditions, such as studies to determine heat load, noise volume and light intensity, employee training courses have been organized in such areas as manual loading, PPE, fires and accident prevention, forklift operation, and evacuation and first-aid drills. Medical examinations are also regularly performed to prevent and detect any physical problems due to occupational activities.

enable the disabled to make a contribution to society, by providing them with job opportunities and supporting their career development. In France, the agreement on jobs for the handicapped signed with employee representatives on March 17, 2000 demonstrated the Group's commitment to pursue programs underway to hire and retain disabled employees and to configure workstations to enable their operation by the handicapped. These programs are being implemented in partnership with AGEFIPH, which manages funds for hiring the handicapped, and ANACT, the national agency for improving working conditions.

Disabled workers are involved in the Group's automobile manufacturing business through partnerships between the production plants and work-based assistance centers and sheltered workshops.

Worldwide, the Group directly employs nearly 5,300 disabled people. In France, including sheltered workers under contract, 9.28% of employees are classified as handicapped, compared with the legally required 6%.

PROVIDE COMPENSATION LINKED TO GROUP EARNINGS AND ENCOURAGE INDIVIDUALLY-FUNDED PENSION PLANS

In all businesses worldwide, compensation policy is designed to offer competitive compensation and to share value with those who help create it.

SIGNING WAGE AGREEMENTS IN ALL UNITS

The Group's wage policy led to the signing of a large number of agreements in most countries in 2002. In France, the wage agreement signed by five unions on January 28 reflected a commitment to raising the lowest salaries and increasing the annual guaranteed minimum wage. In 2002, compensation paid worldwide totalled €4.466 millions, while employer taxes and social security contributions amounted to €1.700 millions.[1]

REWARDING INDIVIDUAL MANAGER PERFORMANCE

A manager's compensation depends on individual performance, the ability to carry out his or her responsibilities and local salary levels. Pay for performance reflects a commitment to ensuring consistency across the organization while retaining the possibility of assessing and rewarding individual achievement. Performance-related annual bonuses paid to senior executives depend on their ability to meet personal targets, as well as corporate operating margin and quality targets set at the beginning of each year.

PMTC SIGNS AN AGREEMENT WITH AGEFIPH

In 2002, Peugeot Motocycles initiated an extensive project to renovate its production facilities in Mandeure, France. One part of the project focused on improving workstation ergonomics and the employability of persons with disabilities.

An agreement signed in July with AGEFIPH will reserve jobs for 30 people certified by a government commission as handicapped.

AGEFIPH is helping to fund the workplace audit, the project's handicapped-related aspects, and the reconfiguration of the workstations. Workstations have been created or reconfigured on the assembly line, as well as in the purchasing office and the preparation room. The process is continuing in 2003, with the Mandeure facility employing 80 people certified by a government commission as handicapped.

(1) Paid in the Automobile Division, the finance companies, the Transportation and Logistics Division and other businesses, excluding Sevelnord and Française de Mécanique.

ENCOURAGING EMPLOYEES TO EMBRACE GROUP OBJECTIVES AND ENABLING THEM TO SHARE IN GROUP EARNINGS

To manifest every employee's membership in the corporate community, incentive bonuses based on operating margin are paid to all employees around the world. For 2002, the total amount represented 3.6% of payroll, including employer taxes and social security contributions paid in each country. In all, more than €249 million will be allocated worldwide in 2003, under both this incentive system and the legally-mandated French profit-sharing on 2002 income.

DEVELOPING EMPLOYEE SAVINGS

Employees in France can participate in two corporate savings plans, one invested in Company shares, blocked for five years, and the other a retirement savings plan. Company matching payments into these plans totalled €15.9 million[1] in 2002, versus €12.7 million the year before. Similar employee savings incentives are being introduced outside France, with the creation of savings plans in Spain in 2002 and the United Kingdom in 2003.

RESPONDING TO EMPLOYEE CONCERNS ABOUT RETIREMENT BENEFITS

In response to employee concerns about their future retirement benefits, supplemental defined contribution retirement plans were set up in a number of countries in 2001. These plans supplement social security pensions to offset the forecast decline in the replacement rate. In Spain, length-of-service awards to managers have been transformed into a defined contribution plan with the initial capital financed by the Company. For other categories of personnel, provisions corresponding to length-of-service awards have been paid into a group insurance plan. In the United Kingdom, the new defined contribution stakeholder plan introduced for new hires offers more favorable benefits than the average plan on the market. Employees can elect to contribute between 1 and 5% of their salary to the fund of their choice. In response to the new Riester pension act, the German subsidiaries have set up two systems: a pension fund and an insurance contract that lets certain employees benefit from tax subsidies in addition to their contributions.

IN FRANCE, AN INNOVATIVE AGREEMENT AND A NEW SUPPLEMENTAL RETIREMENT PLAN

Applicable to the more than 30,000 employees of the main French companies in the Automobile and Logistics and Transportation and Finance Divisions whose compensation exceeds the social security ceiling on contributions, the new plan will provide supplemental retirement benefits to offset the forecast decline in replacement rates. The defined contribution system, which came into effect on July 1, 2002, replaces the former defined benefits plan. It is financed two-thirds by the Company and one-third by the employees, with employee savings invested in mutual funds managed by a joint Company-employee commission. The approach taken by all parties demonstrates a commitment to implementing measures today to maintain the level of future employee pensions. It supports PSA Peugeot Citroën's employee relations policy by strengthening the employee savings plans already in place, and especially the Long-Term Employee Stock Ownership Plan introduced in 1999.

[1] Excluding the finance companies

SIGNIFICANT AGREEMENTS IN THE AUTOMOBILE DIVISION IN 2001 AND 2002

France: Eight agreements signed, concerning wages, working hours, vacation time, incentive systems, union rights, supplemental retirement plans and working conditions.

Spain: 2001-2003 convenio signed, concerning wage increases for non-managerial staff, shorter working hours on an annual basis, the convergence of employee categories and the redundancy plan for the Madrid and Vigo plants.

Argentina: Agreements concerning adjustments to economic conditions and flexible working hours. Renewal of the "social peace" agreement.

United Kingdom: Agreements concerning negotiation and consultation, with changes in committee membership and in negotiation processes. Other agreements on increases in wages and employee contributions to pension plans, on the organization of work and the introduction of the stakeholder plan. Continuous running agreements and introduction of a fourth shift.

Brazil: Collective agreements concerning a general wage increase, shorter workdays and improved living conditions, a 2002 profit-sharing program, and agreements on collective vacations and flexible working hours.

Germany: Agreements on a code of ethics concerning the use of new information systems, and on guidelines for managing geographic transfers in the Peugeot marketing subsidiary. Agreements on holidays and procedures governing working hours.

ENCOURAGE INVOLVEMENT IN THE COMPANY BY EMPLOYEES AND EMPLOYEE REPRESENTATIVES WORLDWIDE

SUSTAINED, REVAMPED SOCIAL DIALOGUE

The quality of social dialogue in a company is based on a commitment to working together and on an affirmation of the role and mission of employee representatives. The signature in France of two agreements on union rights in 1999 and 2001 reflects this commitment to involving employee representatives in the life of the company.

The Group intends to pursue social dialogue by working with independent unions. Agreements on the exercise of union rights concern such areas as recognizing that employees can be union representatives while retaining their professional responsibilities, providing information and training for employee representatives and ensuring sufficient resources for the smooth functioning of union organizations. In France as in other countries, every employee working in a production plant, service facility or major marketing organization is represented by independent unions or employee representatives. Employees in all of the Group's European units are represented by a European Works Council created in 1996.

BUILDING CONTRACTUAL RELATIONS

A large number of agreements on major corporate issues were signed worldwide in 2002, in particular concerning wages, working hours, incentive systems and supplementary retirement plans. Where necessary, implementation is being tracked by a special commission that enables signatory unions to verify agreement application. Depending on national and local conditions, all of the Group's member companies and plants contribute to social and cultural activities and help to improve the quality of worklife, with food services, transportation and employee welfare benefits. In France, more than 1.5% of gross payroll is directly or indirectly allocated to employee-related activities and programs.

LISTENING TO EMPLOYEE OPINIONS

In France, four employee opinion surveys have been conducted by the ESTEL polling organization since 1998. In 2002, the 1,370 respondents generally said they were satisfied and confident. In particular, they found their jobs interesting and appreciated the working hours and working conditions. The large majority remains confident in the outlook for jobs in the industry in general and their own job in particular. Lastly, 82% felt that their personal objectives and assignments were clearly defined, and 78% believed they were realistic. In absolute terms, these were very good numbers, and higher than in previous years.


WSJ 75

Environmental Stewardship







PSA Peugeot Citroën is committed to an ambitious policy of environmental stewardship, seaming integrated with its industrial strategy and based on the principles of sustainable development.

The policy covers both vehicles, to curb their environmental impact, and production facilities, to safeguard the environment and preserve the quality of life of neighboring communities.

CARS AND THE ENVIRONMENT

For PSA Peugeot Citroën, the major environmental challenge is to harmoniously integrate vehicles into their environment and, in particular, to abate the greenhouse effect. The Group believes that, as a carmaker, it should make a proactive commitment to reducing carbon dioxide emissions, and that one way of achieving this is to develop technologies that reduce fuel consumption. It also assertively promotes the use of biofuels, sponsors environmental initiatives and invests to make its vehicles as recyclable as possible.

HELPING TO ABATE CO_2 EMISSIONS

According to the OECD 2001 Outlook, cars account for just 5.5% of CO_2 emissions generated by human activity, far behind manufacturing operations. This figure is nonetheless of concern as the global automobile fleet continues to expand.

Curbing CO_2 emissions by the marques' vehicles is therefore a priority avenue of improvement, in particular through the Group's long-standing commitment to diesel engines. These powerplants deliver equivalent performance, yet use less fuel and therefore emit less CO_2 than gasoline engines, all while reducing other emissions thanks to the development of Group technologies. They are also widely accepted in Europe, as seen in the steady increase, to a current 43%, in the percentage of diesels among cars sold in the region.

In 2002, for example, PSA Peugeot Citroën was the world's largest manufacturer of common-rail, direct-injection HDI engines, with output of 1.4 million units. The latest generation of this powerplant reduces CO_2 emissions by 20% compared with a conventional injection diesel and by 30% compared with a gasoline engine. Plus the widespread use of turbochargers and high pressure direct

WITH DELPHI SYSTEMS, HFC-FREE AIR CONDITIONING

As a growing number of carbuyers opt for the comfort of air conditioning, the proportion of factory-equipped vehicles has surged from 5% in 1995 to 65% in 2000. Current air conditioning systems use fluorinated gases, which have an adverse impact on the stratospheric ozone layer. Their use will ultimately be banned.

In partnership with original equipment manufacturer Delphi Systems, PSA Peugeot Citroën has attenuated these systems' environmental impact by replacing the hydrofluorocarbon (HFC) coolant gas used today with carbon dioxide. Carbon dioxide does not harm the ozone layer and its contribution to the greenhouse effect is half that of HFC.

A "green" Peugeot 206 demonstration car equipped with the innovative new system was acclaimed by the public at the last Frankfurt Auto Show.

In addition, all air conditioning systems in Peugeot and Citroën vehicles are equipped with variable displacement compressors, which are more energy efficient than their fixed counterparts. To further reduce fuel consumption, and with it CO_2 emissions, electronically-controlled air conditioning is being extended across both model lineups. Depending on weather conditions, this can reduce fuel consumption by two to three liters over a 1,000-kilometer trip.

injection (1,250 to 1,600 bar at present) have increased engine efficiency through finer fuel spray in the combustion chamber, without increasing fuel consumption.

These gains are also being driven by the Group's sustained commitment to "downsizing", so that smaller, and therefore more fuel efficient, engines deliver equivalent performance as the preceding larger models. The new 1.4-liter HDI, for example, consumes 10% less fuel than the previous generation 2-liter powerplant, while continuing to provide equivalent torque and power.

These technological innovations aimed at lowering CO_2 emissions are being supported by projects to decreasing vehicle weight while maintaining optimum safety performance.

Today, the Group's model lineups include cars that emit fewer than 120 grams of CO_2 per kilometer, outperforming hybrid vehicles currently on the market.

Even as advances are made with internal combustion engines, ongoing research is aimed at developing efficient, affordable alternative vehicles. Both Peugeot and Citroën have confirmed that their lineups will be expanded in 2004 to include efficient hybrid vehicles.

IMPROVING AIR QUALITY

Over the past 30 years, new vehicle emissions have declined by 95%.

The final link in the emissions control chain, the particle filter has further enhanced the environmental performance of diesel engines. PSA Peugeot Citroën is the only carmaker in the world to offer particle filter technology, in a clear demonstration of its commitment to improving the quality of air in urban environments. The filter, an

WHAT ARE BIOFUELS?

Derived from cereals, sugar beets (ethanol and its ETBE derivative), or oilseeds such as rapeseed o soybeans (in the case of biodiesels), biofuels are exceptionally well suited to combating th greenhouse effect. They reduce emissions of pollutants such as particulates and, by their very nature prevent an increase in carbon dioxide content in the atmosphere, since the plants from which the are made trap atmospheric CO_2 through photosynthesis. Biofuels are therefore fully renewabl energies, although their production cost remains high.

SERVICE FLEETS: PSA PEUGEOT CITROËN LEADS THE WAY

The European Commission has specified that by 2020, 20% of automotive fuels must contain products of plant origin.

PSA Peugeot Citroën is already setting an example in meeting this goal by encouraging its service fleet to run on biofuels. For example, 82% of the diesel fleet at the Sochaux plant—or close to 58% of the entire service fleet—ran on biofuel in 2002. Consisting of 30% vegetable oil methyl ester and 70% diesel, the fuel is already richer in plant matter than required by EU legislation.

The Sochaux plant used 330,000 liters of Diester® in 2002. It intends to maintain this level in 2003, since the fuel has a favorable net impact on the environment and is suitable for use in conventional internal combustion engines, which still power most of the fleet.

aftertreatment system that eliminates emissions of particulate matter, is now available on the Peugeot 307, 406, 607 and 807 and the Citroën C5 and C8.

The particle filter has been a popular success since it was introduced in May 2000, and is already installed on 400,000 diesel vehicles. By 2005, one million particle filter-equipped vehicles will be marketed a year. Already in 2003, PSA Peugeot Citroën is offering filter-equipped vehicles compliant with the stricter Euro IV emissions standards scheduled for application in 2005.
The particle filter has also won a number of awards, including four in 2001. In 2002, Italy's Quattroruote automotive magazine presented its Environment Prize to the filter-equipped Peugeot 607.

PROMOTING BIOFUELS

Another way to attenuate vehicle CO_2 emissions is through the efficient use of alternative energies and new propulsion technologies. A pioneer in the field, PSA Peugeot Citroën is strongly committed to promoting biofuels that can be used in diesel or gasoline engines. Biodiesels, such as the Group's trademarked Diester®, consist of vegetable oil methyl esters (VOMEs) blended with automotive diesel fuel, while ethanol or its derivative ethyl tertiary butyl ether (ETBE) is used with gasoline.

These biofuels can be used directly in any Peugeot or Citroën vehicle, without any technical modifications. In this way, the Group's service fleet is encouraged to run on Diester® 30, a fuel combining 30% VOME and 70% automotive diesel that reduces CO_2 emissions by 18% and particle emissions by up to 22% in comparison with ordinary diesel fuel. What's more, Diester® 30 lubricates the engine system more efficiently, enhances protection from injection system wear, and ensures smoother operation of catalytic converters.

PSA Peugeot Citroën also supports the development of biofuels by validating potential applications under local energy policies. It regularly shares its experience as a carmaker by taking part in discussions on the technical, business and political issues raised by biofuels.

BIODIESEL PERFORMANCE

	30% VOME Diester®			100% VOME Diester®		
Engine technology	Precombustion chamber	Naturally aspirated	HDI	Precombustion chamber	Naturally aspirated	HDI
Reduction in particle emissions	-9%	-22%	-22%	-35%	-60%	-46%
Reduction in CO_2 emissions	-18%			-60%		

Environmental Stewardship



OPTIMIZING RECYCLING AND REUSE THROUGH ECODESIGN PRINCIPLES

Ecodesign is a process that builds environmental concerns into projects from the design phase. Embraced by PSA Peugeot Citroën engineers, it has led to the use of new materials, in particular thermoplastics such as polyethylene, polyurethane, polypropylene and polyamide that are easy to recover and recycle.

Today, materials used to make cars have to meet increasingly stringent criteria. The latest developments include:

- Using a single family of plastics per major function, so that an entire sub-assembly can be recycled without prior disassembly.
- Reducing the variety of plastics in a car, to optimize the related recovery processes and ensure their profitability.
- Marking plastic parts with standardized codes, to ensure identification, sorting and traceability.
- Using recycled materials.

DESIGNING FOR DISASSEMBLY AND REUSE

PSA Peugeot Citroën's environmental stewardship commitment covers the entire product life cycle, from design to disassembly. A European Union directive stipulates that as of January 1, 2006, at least 85% of a scrap vehicle's average weight must be capable of recovery and reuse, with the rate rising to at least 95% by January 1, 2015. Peugeot and Citroën vehicles will comply with the 95% recyclable rate from 2005.

In response to the July 1, 2003 ban on the use of mercury, cadmium, lead and hexavalent chromium in new vehicles, the Group in 2002 deployed a wide-ranging initiative that required its 800 suppliers to provide compliance certificates for all their deliveries or for each part supplied for forthcoming vehicles. The response rate by year-end demonstrated an assertive commitment to compliance in this area.
In addition, substitutes for parts and materials containing heavy metals were developed by the Group's engineering teams to ensure that Peugeot and Citroën models are free from any heavy-metal content.

PRODUCTION PLANTS AND THE ENVIRONMENT

GLOBAL PRINCIPLES

Safeguarding the environment at manufacturing plants and protecting the quality of life in neighboring communities have long been critical priorities for PSA Peugeot Citroën. Guided by the principles of continuous improvement, risk prevention and regulatory compliance, this commitment is deployed at all Group facilities worldwide.

The corporate risk prevention and management department includes an environmental section with its own capital plan. In addition, on each Automobile Division site, an environmental manager is backed by a dedicated organization and correspondents appointed in each workshop and facility. In 2002, around 500 people were involved in managing the Group's industrial environment.

CURBING GREENHOUSE GAS EMISSIONS

- Reducing VOC emissions

In France, automobile plants account for

roughly 0.5% of total volatile organic compound (VOC) emissions produced by human activity, with Group facilities accounting for half this total. To reduce these emissions, the Group is leading a proactive, three-pronged policy:
- Optimizing paint shops, by reducing the use of conventional paints and related solvents, introducing low-solvent paints and recycling used solvents.
- Deploying clean technologies like water-based paints and powder primers in new facilities.
- Installing air treatment equipment to incinerate VOCs.

These measures have helped reduce VOC emissions from the French paint shops to an average 5.4 kilograms per vehicle in 2002, from a range of 10 to 13 kilograms per vehicle, depending on the site, in 1988. Worldwide, VOC emissions totalled 5.7 kilograms per vehicle in 2002. Continued systematic implementation of the best, most cost-effective solutions will enable the Group to meet the limits set for 2007 in the European Union directive on reducing VOC emissions.

◦ A steady decline in other regulated emissions

By substituting natural gas—or low or very low-sulfur fuel oil—for conventional fuel oil, sulfur dioxide (SO_2) emissions from the Group's power plants have been reduced by 65% over the past ten years. At the Vigo plant, SO_2 emissions dropped from 13,500 metric tons a year to zero when natural gas replaced fuel oil as the main source of energy.

Nitrogen oxide (NO_x) emissions have been curbed by installing high-tech burners in new facilities. Volumes have declined by around 20% in Europe since 1995, according to data from the Industrial Environment Observatory set up by the Group to track the environmental performance of its facilities.

NEW TECHNOLOGIES CUT PAINT SHOP VOC EMISSIONS IN POISSY, MULHOU AND PORTO REAL

In 1997, to reduce VOC emissions from its paint shop, the Poissy plant implemented the ambitic RAPPY program, comprising water-based primer and enamel lines and incinerators for VOCs releas in the drying ovens. The resulting process, which is already compliant with the most stringe environmental standards, has helped cut VOC emissions by two-thirds, from 3,500 metric tons in 19 to 1,180 tons in 2002, even though production increased by around 30% over the same period.

Improved versions of these technologies are being installed at the Mulhouse plant, where VOC emissi are currently estimated at around 6.5 kilograms per vehicle.
Now under construction, the new shop is expected to halve this figure, to 3.3 kilograms per vehi The total cost will be €230 million, of which €45 million dedicated to environmental safeguards.

The Porto Real plant in Brazil, inaugurated in January 2001, is also equipped with a paint shop compli with the latest environmental standards.



LOWERING ENERGY CONSUMPTION

All automotive processes are energy intensive, whether foundry work, the cooling of machine tools, paint drying or heat treatment processes. The Group is committed to developing action plans to reduce energy consumption at all its automobile plants. Among the most remarkable initiatives undertaken in recent years has been the installation of waste-


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CHARLEVILLE COMMITS NEW INVESTMENT FOR CLEANER RELEASES

A new €1.7 million wastewater treatment facility was commissioned at the Charleville plant in November 2002. The unit, financed by PSA Peugeot Citroën with the support of the Rhin-Meuse Water Agency and the Ardennes Regional Council, treats waste process water before it is released to the natural environment.

to-energy units at the Rennes, Mulhouse and Sochaux facilities.

REDUCING WATER CONSUMPTION

Conserving water is a key objective at all plants, in particular through the use of metering systems and the display of the least water-intensive operating parameters for each workstation. These measures helped to reduce water consumption by 5% between 1995 and 2002, even though output increased 65% over the same period.

Production facilities are either connected to the public wastewater treatment network or equipped with their own integrated treatment plant. They also systematically track releases using indicators, defined on a case-by-case basis, to estimate, for example, the amount of suspended solids and the chemical oxygen demand (COD). Between 1989 and 2002, daily releases of suspended solids and COD were each halved. The risk of eutrophication and acidification caused by emissions from the Group's car plants is negligible.

REDUCING AND EFFICIENTLY RECOVERING WASTE FROM AUTOMOBILE PLANTS

Programs in place for the past ten years to reduce, reuse, recover and recycle automotive process waste enabled the production plants to recover and reuse a full 74% of their worldwide waste in 2002 (excluding metal waste, which is nearly 100% recycled). This extensive recycling has resulted in a steep decline in waste disposed of in landfills, from around 66% in 1989 to just 17% in 2002.

Nearly all scrap sheet metal, turnings and other metal waste is recovered and reused in steelmaking or in the Group's foundries. Managing this category of waste, estimated at around 700,000 metric tons a year, is therefore not only environmentally beneficial, it also makes business sense. When this category of waste is taken into account, Group plants reclaim and recycle around 90% of their process waste.

RECYCLING USED CASTING SAND TO REDUCE WASTE AND CONSERVE RESOURCES

Since December 2002, the Charleville plant has been testing a new process for recycling the some 100,000 metric tons of used casting sand it produces each year. Once cleaned by a heat process, the sand can be reused on site or sold to third parties. The fine sand waste produced by the heat treatment, for example, can be used in cement plants or to make tires.

The new process, which cost €8 million, saves on raw material purchases and produces less waste. The ultimate objective is to divert all the waste formerly sent to landfills to value recovery processes.

A similarly broad-based program was implemented at the Sept-Fons foundry, with a mechanical treatment process that delivered conclusive results. Some 39,000 metric tons of sand were recycled, equivalent to 54% of the total.



CLEAN ENGINES FROM A GREEN PLANT

At the Tremery plant, the 1.4-liter HDI engine, which produces very little CO_2, is manufactured in "clean factory". The engine line uses new overhead systems to transport cutting fluids, which a conveyed directly to the filtering unit after use. As a result, even minor leaks are immediately visibl ensuring that none of the liquid seeps into the ground.

UNDERSTANDING SOILS TO IMPROVE PROTECTION

Soil pollution is not yet covered by any international regulations, but depending on local expectations, the Group is committed to identifying any contamination pre-existing at its sites. In France, at the instigation of public authorities and in compliance with the procedure developed by the Geological and Mining Research Bureau (BRGM), soil contamination was assessed at the Sochaux, Mulhouse, Poissy, Caen, Asnières-sur-Seine, Saint-Ouen, Sept-Fons and Valenciennes sites. As a precaution, similar investigations were also carried out at the Trémery and Borny plants. After in-depth surveys conducted between 1999 and 2002, the experts concluded that only self-monitoring was required at the ten facilities. As part of this process, strict procedures are in place to prevent soil pollution, in particular through the use of retention basins for liquid storage.

AN ACTIVE CERTIFICATION POLICY

Environmental management systems have been introduced at all production facilities worldwide, with the aim of earning ISO 14001 certification, the internationally recognized standard in this area. By end-2002, 20 plants had been certified and four others were engaged in the certification process.

As part of that process, the sites have developed procedures for communicating transparently with their host communities. Data pertaining to plant self-monitoring is transmitted to the public authorities, while requests for information from neighbors are answered and, where necessary, corrective actions are taken, such as changing a stack noise suppressor or replacing a fan.

RAISING ENVIRONMENTAL AWARENESS AND CAPABILITIES AMONG ALL EMPLOYEE

ISO 14001 is an internationally recognized standard for environmental management and organizatic It enables a company to express an environmental strategy, describe the procedures used implement it, guarantee compliance and drive continuous improvement, the foundation of go environmental management.

As part of the ISO 14001 process, every employee receives training in environmental skills awareness tailored to his or her job and business. This is true as well for interns, temporary employe and employees hired under fixed-term contracts, who are familiarized with environmental issu during their orientation process.





Corporate Citizenship



MANUFACTURING CARS AND IMPROVING ROAD SAFETY

PSA Peugeot Citroën's overriding priority is the safety of drivers and other road users, with 10% of the research and development budget allocated to programs in this area in 2002. While continuing to assertively develop technological solutions that avoid accidents (active safety) and reduce their impact when they do occur (passive safety), the Group is now also addressing the major challenge of improving driver behavior. This is why programs are underway to deepen understanding of the human factors at play in accidents and awareness-building initiatives are being deployed to promote more safety-conscious behavior.

DESIGNING SAFE VEHICLES IS THE VERY HEART OF A CARMAKER'S BUSINESS

The Group does everything it can to optimize the active and passive safety features that drivers expect from Peugeot and Citroën vehicles. Nevertheless, driver training, information and accountability are equally as important, as is the quality of the road infrastructure.

◦ Accident avoidance, a critical challenge
Despite the significant advances in passive safety systems, accidentology studies show that 50% of passenger fatalities could not have been avoided. Human bodies and automotive materials just cannot withstand the force of certain impacts. In addition, automotive safety innovations spread only gradually. In France, for example, it takes 13 years to replace 90% of all cars on the road.

◦ Making the system driver-centric
No car can be safe without increasing driver empowerment. This means the challenge is to improve active safety, which enables drivers to control their vehicles and make the right decision at the right time.

Developing systems that facilitate driving under all circumstances has therefore long been a priority for PSA Peugeot Citroën. In an area generally deemed to be "unquantifiable", the Group has substantively improved test procedures that can be used to objectively identify risk factors and then deliver effective technological solutions.

PSA PEUGEOT CITROEN EXCELS IN ACTIVE SAFETY

To ensure that the Group's cars meet its ambitious safety objectives, close attention is paid to every component that might affect active safety.

◦ Visibility and lighting
Automobile safety depends on "seeing well and being seen." PSA Peugeot Citroën has been a trailblazer in this area since 1989, when it introduced innovative complex surface headlights on the Citroën XM. Today, discharge lamps that generate more intense light beams are used on models such as the Peugeot 607 and 807 and the Citroën C5 and C8.

In 1995, the Group was also the first carmaker to install auto rain-sensing systems as standard equipment on several of its models. The sensors automatically adjust wiper speed so that drivers don't have to take their hands off the steering wheel.

To warn other drivers automatically of potential danger, the Peugeot 206, 307 and 807 and the Citroën C3, C5 and C8 are factory-equipped with a system that automatically causes hazard flashers to blink during sharp braking.

◦ Ergonomics
Postural ergonomics help to minimize driver fatigue. An example is positioning the gearshift knob near the steering wheel of the Citroën Picasso, Citroën C8 and Peugeot 807, which also makes the passenger compartment more modular and easier to move around in. Cognitive ergonomics focus on making a car's "human-machine interfaces"—like control stalks, multi-purpose screens, and dashboard buttons—immediately understandable to minimize driver distraction.

◦ Braking systems
PSA Peugeot Citroën rapidly introduced ABS systems as standard equipment on almost all lines. Ideally, training courses should teach drivers to use the full potential of the ABS system and in particular to learn how it can help them maintain control in emergency situations.

Another improvement is the electronic brake control valve and brake-assist system, which adjusts rear-brake pressure, thereby preventing wheel lock and any resulting loss of steering control. This system is currently offered as standard equipment on the Citroën C3 and C5 and the Peugeot 307.

◦ Driver assistance systems (ESP, ASR)
The electronic stability program (ESP) and acceleration skid control (ASR) are two innovations currently offered on high-end models. While ESP and ASR-equipped vehicles are still subject to physical laws, these systems do help to rectify minor driving errors and decrease the probability of losing control of the vehicle.

◦ Tire pressure sensors
Low tire pressure increases the risk of a loss of trajectory stability. Pressure sensors installed on tire valves alert the driver when pressure falls too low. The system is already available on the Peugeot 607 and Citroën C5 and will gradually be extended to other models.

◦ Programmable speed alert systems
PSA Peugeot Citroën has developed programmable speed alert systems that enable drivers to choose a maximum speed (for example, 50 kilometers an hour in town). An audio signal sounds each time the vehicle exceeds the chosen speed. The system is standard equipment on the Citroën C3, C5 and C8 and the Xsara, the Xsara Picasso, and the Peugeot 807, launched in 2002.

THE PSA PEUGEOT CITROËN/RENAULT LAB: SCIENTIFIC EXPERTISE SERVING THE PUBLIC GOOD

For more than 30 years, the Laboratory of Accidentology and Biomechanics (LAB), a joint undertaking of PSA Peugeot Citroën and Renault, has been acquiring invaluable knowledge in these two disciplines, whose complexity, costs and findings deserve to be shared in a "non-competitive" environment. In 2002, LAB was a key participant in the European Accident Causation Survey (EACS) and International Cooperative Crash Injury Study (CCIS) consortium.



◦ Suspension systems and stiff body shells
A decisive factor in roadholding, metal suspensions (Peugeot) and electronically controlled hydraulic suspensions (Citroën) are two technologies that demonstrate the Group's expertise.

The Citroën C5 executive sedan debuted the new, exclusive Hydractive III electronically controlled hydraulic suspension system. This third generation technology has further improved the balance between guidance to follow the intended line of travel and filtering for a more comfortable ride. Smaller vehicles such as the Citroën C3, feature a rear axle with deformable crossbeams that ensure excellent handling in all situations.

Suspension system performance is also directly related to the stiffness of the bodywork to which it is attached. The Group's body shells rank among the best in the world in terms of torsional stiffness. This integrated architecture interacts with the entire vehicle's active safety performance.

◦ Track tests
In 1991, PSA Peugeot Citroën became the first global carmaker to acquire a multi-grip track to simulate winter driving conditions and to test ABS-equipped vehicles in actual road conditions.

The Belchamp Test Center in eastern France recently opened a new roadhandling test track to help develop vehicles equipped with electronic stability programs (ESP) and acceleration skid control (ASR) systems. The facility simulates different adhesion conditions on the left and right side of the vehicle (the cause of a large number of accidents) using a dry track and a wet track. The latter has a spray system that can cover the surface with a sheet of water between 0.8 and 1 millimeter deep. In this way, vehicle improvements can be validated under any road conditions.

PASSIVE SAFETY: STATE-OF-THE ART PASSENGER PROTECTION SYSTEMS

PSA Peugeot Citroën believes that drivers and passengers are entitled to state-of-the-art protection in the event of an accident, and builds the latest technological innovations into every one of its vehicles.

◦ Energy-absorbing front-end crumple zones
To protect the passenger compartment, vehicle front ends have to be able to withstand high-energy impacts. However, they should also gradually crumple over the duration of the impact, which lasts 100 milliseconds at most, in order to dissipate the crash's kinetic energy and prevent the occupants from being subjected to the full force of the sudden deceleration.

Rapid advances in seatbelts and airbags have also led to a better balance between structural integrity and front-end crumpling in the event of frontal impact.

The new platform strategy has provided an opportunity to completely resize the front ends of small, medium and large models on the three basic platforms. The Citroën C3, Citroën C5 and Peugeot 307 were the first to have their front-end impact strength doubled and their load resistance tripled through side beams.

◦ The passenger compartment, a survival cell
In an accident, the passenger compartment can play a critical role as a survival cell.

Architecturally, raising the seat level not only makes the car roomier and improves visibility, but also heightens side impact protection by distancing vital body parts (head, chest and pelvis) from the impact area. Higher seats are found in the Citroën Picasso, the Peugeot 807 and Citroën C8 MPVs, as well as the Peugeot Partner and Citroën Berlingo mini-MPVs.

The sides of all recent vehicles have been strengthened by using very high yield strength sheet metal, which allows the side body panels to crumple extensively, yet gradually without ripping apart. Equipping recent models with side airbags as a standard option further reduces injury in the event of side impact. The Peugeot 307, 607 and 807 and the Citroën C5 and C8 also have side curtain airbags to protect front and backseat passengers. These advances are especially important since accidentology shows that the severity score is greater for side than for frontal impact accidents.

AUTOMOTIVE SAFETY FACTS & FIGURES

- Two road test centers: Belchamp and La Ferté-Vidame.
- 18 million kilometers of road tests in 2002 (409 times around the world).
- A patented multi-grip track for braking tests.
- A roadhandling track for ESP/ASR.
- A passive safety center with a full-size catapult, reverse catapult, pedestrian impact bench, etc.
- 600 complete crash tests and 500 physical tests on automotive subsystems in 2002.
- 3,000 digital crash simulations a year (entire vehicles and subsystems).
- 175,000 hours of simulation on a Cray supercomputer (complete crash simulations).
- Aggregate computation capacity of 1,013 gigaflops, up from 160 gigaflops at end-1999 (1 gigaflop = 1 billion operations per second).
- 60 crash test dummies (unit value: €150,000).

Improving safety accounts for 10% of the Automobile Division's R&D budget

◦ Active restraint systems, a major technological breakthrough

A study of 1,250 serious accidents found that the use of active restraint systems, such as seatbelts and airbags, resulted in an 80% reduction in head and chest injuries. Fastening the seatbelt, even for short trips, delivers effective protection.

Seatbelt reminder system

A light warns drivers that seatbelts have not been fastened and stays on until all seatbelts are buckled. Just wearing a seatbelt would reduce the number of fatalities in French car wrecks by 25%, saving 1,250 lives a year.

Improving seatbelt-airbag calibration, based on the full range of passenger compartment parameters

All PSA Peugeot Citroën vehicles are equipped with three-point seatbelts, pretensioners and load limiting retractors. Before the airbag deploys in a collision sequence, the passenger is pulled tight to the seat by a traction force of 80 to 100 kilograms, compatible with rib cage strength, even in the elderly. This action restricts the passenger's movement by a few precious centimeters in the event of an impact.

Airbags "dampen" violent contact between occupants and passenger compartment components. Airbag deployment significantly reduces the deceleration that such contact might inflict on the brain, possibly causing serious, even fatal, injury.

The vast majority of the crash tests conducted during model development are dedicated to determining passenger compartment parameters and to the crucial process of calibrating the seatbelt/airbag system to make it effective in a wide variety of accident configurations.

Active headrests and footrests

These innovative devices have been introduced as standard equipment on the Peugeot 307. The active headrest is designed to prevent whiplash. The active footrest moves back at the same time as the bulkhead crosspiece (the part separating the engine compartment from the passenger compartment) to prevent often

YOUNG PEOPLE AND ROAD SAFETY IN GALICIA, SPAIN

In 2002, the Vigo plant organized, in partnership with the government of Galicia, a campaign to tea people under 30 how to drive more responsibly. As part of the "Safe Driving" program, the Grou supplied vehicles, including one equipped for the disabled, to a team of instructors that durin the year taught more than 4,000 young people in Galicia's seven largest cities.





seriously incapacitating injuries such as sprained ankles.

◦ Protecting children, a vital obligation
Since 2000, nearly all Group vehicles have been equipped with Isofix attachment points for easy, fast, reliable installation of child seats in cars. However, "conventional" manufacturer-recommended seats can also offer excellent protection, provided they are properly installed.

PROMOTING SAFER DRIVING

Accidents are often attributable to speeding, especially in cities, to alcohol and drug use and, more generally, to risk-taking. This is why the Group has undertaken a number of road safety awareness initiatives.

◦ Commitment to responsible advertising
Under the terms of a code of practice voluntarily adopted by the auto industry in 1988 and signed by PSA Peugeot Citroën, automotive professionals have agreed to ban references to speed in advertising and to ensure that their messages do not encourage aggressive driver behavior or behavior that runs counter to the elementary principles of caution. The French Advertising Verification Bureau (BVP) ensures that the code is respected.

◦ Promoting initiatives to encourage more responsible driving
Although young people are more likely to drive unsafely or to speed, messages aimed at encouraging more courteous, law-abiding and people-sensitive driving are generally addressed to all drivers. This is the objective of a variety of awareness programs initiated or continued in 2002 by the Group in France, Spain, Brazil and other countries. They include an awareness campaign run jointly by the Porto Real plant and the city of Resende in Brazil, safe driving courses arranged by the Vesoul plant in France, and Group support for the driving school run by former Formula 1 driver J. P. Beltoise, and the Voiture & Co association that informs students of the effect alcohol has on drivers and organizes car pools to take people home from parties.





REDUCING URBAN TRAFFIC WITH ELCIDIS

The Group is also helping to ease urban traffic. In addition to developing onboard guidance systems, it participated with other carmakers in the European Union's ELCIDIS (Electric Vehicle City Distribution System) project, supplying electric light commercial vehicles such as the Peugeot Partner and Citroën Berlingo. Implemented in seven European cities and completed in November 2002, ELCIDIS enabled the testing, over a significant period of time, of a new system for collecting goods in the suburbs and delivering them downtown in electric vehicles.

◦ Enhancing employee awareness of road safety

In 2002, the Group's largest plants also organized road safety awareness seminars. Designed in close cooperation with local road safety experts, the seminars enabled Group employees to test their driving skills with professionals, practice emergency braking and first aid, and discuss issues with road safety representatives. Similar programs were conducted at other plants and subsidiaries. Examples include Gefco, which extended its "Good Driver Competition" to all its drivers, rewarding the best performance in obeying road regulations and preventing accidents, and the Vélizy plant, which offered employees comprehensive courses on managing motorcycle risks.

PROMOTING MOBILITY TO SUPPORT DEVELOPMENT

The mobility of goods and people is a key driver of economic and social development, offering access to work, healthcare, employment and culture. Today, mobility is perceived as an inalienable right, whose accessibility and quality must be continuously improved. This is particularly true in cities, currently home to 80% of Europeans and, in the future, to a majority of the world's population. PSA Peugeot Citroën contributes to the kind of mobility that is both sustainable and a source of progress by:

- Designing safe, environmentally-friendly vehicles.
- Promoting a balance among transportation modes and supporting urban mobility innovations.
- Supporting initiatives facilitating access for the mobility-impaired.

ENCOURAGING DISCUSSIONS AND EXPERIMENTS IN THE AREA OF URBAN MOBILITY

As demand diversifies and becomes more individual, cities have to offer a greater variety of mobility resources. Most experts agree that this requires a closer fit and coordination between transportation modes, supported by research into a wide range of innovative solutions. This is why PSA Peugeot Citroën is developing new ways to use automobiles that improve traffic flow while protecting the environment.

◦ More seamless transportation modes

Electric cars are particularly well suited to urban environments

With more than 8,000 units sold to date, PSA Peugeot Citroën is the world's leading manufacturer of electric vehicles, the only cars that are quiet and emission-free. EVs are the ideal response for carrying people and delivering goods in city centers. They are particularly well suited to fleets run by government agencies, cities and urban

HOMERE HELPS THE VISUALLY IMPAIRED

Homère is a prototype service to help blind and partially-sighted people identify routes. It w presented by the IVM at the Cité des Sciences et de l'Industrie in Paris in May 2002. Developed w the aid of visually-impaired ergonomics experts, it allows users to find their way around a place exploring a computer-modeled virtual environment beforehand using multi-sensory perceptions

communities. In 2002, a cooperation agreement was signed with national utility Electricité de France (EDF) to work jointly on the development of electric and hybrid vehicles and to expand research in related technologies. The Group also donated electric vehicles to the Chinese Ministry of Science and Technology for a trial program in southern China.

The Liselec self-service EV initiative

Deployed by PSA Peugeot Citroën and a number of partners in La Rochelle, France, Liselec is a successful illustration of new ways of using automobiles. Fifty electric Peugeot 106s and Citroën Saxos are available 24/24 at seven recharging stations located near high-use locations. Subscribers use a smart card and a PIN to activate the cars, which for a small extra fee can be dropped off anywhere in the city. Liselec has been used for 78,000 trips over the past four years and welcomed its 500th subscriber at end-2002.

Promoting car-pooling at Group plants

PSA Peugeot Citroën is particularly committed to car-pooling. Nearly 10% of the 4,000 employees at the Vélizy technical center use the car-pooling system introduced via the plant intranet, which has improved local traffic conditions. Other Group facilities, including the new office complex in Poissy, are planning to introduce or increase the use of employee car-pooling.

- Encouraging innovative actions

The Institut pour la Ville en Mouvement

Created in June 2000, PSA Peugeot Citroën's Institut pour la Ville en Mouvement (IVM) is a non-profit association with a multi-disciplinary scientific council that develops innovative social, organizational and technical programs to improve urban mobility. It serves as a forum where stakeholders in urban mobility, such as researchers, urban planners, jobs associations, government agencies and companies, can interact and work in partnership on practical initiatives.

The IVM is implementing ten projects focused on three main issues: improving mobility for people with special needs, increasing the efficiency and quality of city travel, and developing an urban mobility culture and knowledge base.

PROMOTING SOCIAL INTEGRATION THROUGH MOBILITY

For PSA Peugeot Citroën, meeting new mobility challenges also means helping as many as people as possible gain access to mobility to support social integration of the disadvantaged and a better quality of life for the disabled. That's why in France and abroad, the Group is working with a number of organizations and associations dedicated to achieving these two goals. In 2002, the Group provided mobility resources to a number of organizations active in a variety of fields, such as reintegration programs involving jobs and driving lessons, social inclusion of street children and the prevention of juvenile delinquency, programs to improve the quality of life of disabled children, and services for the disabled, elderly and injured.

SUPPORTING PARIS' EMERGENCY SOCIAL SERVICES THROUGH MOBILITY

In 2002, an agreement was signed with the Paris emergency social services agency, whereby PSA Peugeot Citroën will gradually replace the organization's vehicle fleet. Medical and social assistance teams patrol the streets of Paris every night to bring socially excluded people to shelter or care. The Group is a signatory of the organization's Patronage Charter and also sits on its Board of Directors.



PROMOTING ACCESS TO HEALTHCARE IN PARTNERSHIP WITH THE PORTO REAL FOUNDATION IN BRAZIL

The Porto Real production plant in Rio state supports a foundation that leads development projects for the poor districts of the city of Porto Real (13,000 inhabitants). In particular, the plant sponsors a medical team that provides healthcare to 600 families. This team, whose salaries, equipment and management costs are borne by the plant, comprises six doctors, nurses and social assistants. It provides medical and nursing care to the needy, and surveys and tracks health and social conditions in a city neighborhood.

CLOSE RELATIONS WITH NEIGHBORING COMMUNITIES

In addition to initiatives promoting mobility for all and enhanced road safety, PSA Peugeot Citroën also works closely with its host communities. Attentive to their needs, the Group tailors support to each individual situation, investing in local development and deploying measures in favor of jobs for the disadvantaged.

SUPPORTING LOCAL DEVELOPMENT

The Group's manufacturing plants and marketing subsidiaries interact with local stakeholders in the major host regions.

◦ Meeting an array of needs

These initiatives take the form of partnerships, as in Brazil with the Porto Real Foundation, which works in poor districts of the city, and the Confiar Foundation, which provides food and education for children in the city of Resende. They also include aid for broader groups of local organizations, as in Argentina, where the PSA Peugeot Citroën production plant supports a number of schools and associations through regular donations of materials. The Vigo plant, particularly concerned by the oil spill that followed the sinking of the Prestige off the Galician coast, provided volunteers with more than 10,000 protective suits and is now working with local authorities on long-term programs.

◦ Developing technical expertise

Peugeot Citroën also cooperates with the French Ministry of Education through a national and international partnership that involves the Group's production facilities and regional marketing departments. The related programs enable young people to discover the working world and to broaden their knowledge, while teachers can track technological developments and determine what training and equipment are best suited to preparing students for employment. Since 1999, this partnership has been extended to other countries, with the opening of automotive maintenance training centers in China, Brazil and Mexico in cooperation with local school systems. The centers also train teachers, using equipment and know-how donated by the Group. Other projects are under study for 2003.

In 2002, the partnership between PSA Peugeot Citroën and the French Ministry of Education led to plant visits by more than 16,000 high school and university students and teachers, day-long seminars and courses for more than 700 inspectors, principals and teachers, training for more than 7,700 students and apprentices, the involvement of 200 Group employees as teachers, donations of 584 vehicles for training and the hiring of 5,870 graduates under 30.

PROMOTING JOBS FOR THE DISADVANTAGED

The Group's plants deploy various initiatives to help the disadvantaged find jobs, working in partnership with public organizations and charitable associations.

In addition to subcontracting work to sheltered workshops or work-based assistance centers that employ the handicapped, many plants have agreements with local, regional and national employment and integration agencies to promote the integration of the disabled, unqualified young people, and the long-term unemployed ("ANPE, ASSEDIC, Missions locales, Maisons de l'emploi, Programme Local pour l'Insertion et l'Emploi").

THE GROUP IS A MEMBER OF A NUMBER OF FRENCH ORGANIZATIONS THAT PROMOTE ENVIRONMENTAL STEWARDSHIP AND MUTUALLY RESPONSIBLE DEVELOPMENT

- **Comité 21:** Integrates sustainable development into managerial practices.
- **EPE - Entreprises pour l'Environnement:** Develops efficient environmental stewardship processes, engaging companies and promoting their capabilities in this area.
- **APPA - Association pour la Prévention de la Pollution Atmosphérique:** A scientific and technical association dedicated to improving the understanding and prevention of air pollution and its impact on health and the environment.
- **CITEPA - Centre Interprofessionnel Technique d'Etudes de la Pollution Atmosphérique:** Provides research, information and consulting on regulatory and technological developments concerning air pollution.
- **IMS - Institut du Mécénat de Solidarité:** Supports companies in implementing their social responsibility strategies.
- **Admical:** Provides consulting, information and training services to promote corporate sponsorship.

THE GLOBAL COMPACT

The Global Compact brings companies together with United Nations agencies, international labor organizations, NGOs and other parties in order to promote nine universal principles in the areas of human rights, labor standards and the environment.

By embracing the Global Compact, PSA Peugeot Citroën has demonstrated its dedication to ensuring that its present and future actions, in every country where it operates around the world, contribute to sustainable development, in line with good ethical, social and environmental practices.



Research and Development







MORE ENVIRONMENTALLY-FRIENDLY DIESEL ENGINES

PSA Peugeot Citroën's research is focused on optimizing emissions at source, i.e. during combustion, and on developing aftertreatment systems.

MORE EFFICIENT COMBUSTION

In conventional diesel combustion, the injected fuel-air mixture is heterogeneous. This means that some parts of the mixture are very rich in fuel, which favors the formation of particulate matter (eliminated very efficiently by the Group's exclusive particle filter) and other parts contain higher amounts of hot air, which encourages the formation of nitrogen oxides. That's why PSA Peugeot Citroën is investigating Homogeneous Charge Compression Ignition (HCCI), a form of combustion that reduces gross emissions of particulate matter and NOx by 90%.

With injection quality playing such a critical role, the Group is working with the world's leading original equipment manufacturers to develop very high-pressure direct injection technology. When combined with smaller diameter injector holes, this pressure, which is much higher than current levels, delivers finer spray, resulting in more efficient evaporation and optimized mixture preparation in the engine cylinder. Injection pressure in the new HDI 1.6 and 2.0-liter engines has risen to 1,600 bar from 1,300 bar in first-generation diesels.

TRAPPING AND TREATING NOx

While particle filters sharply reduce emissions of particulate matter, PSA Peugeot Citroën is exploring a number of avenues for treating nitrogen oxides, including cold plasma catalysis, DeNOx catalysis, and selective catalytic reduction.

Unlike conventional catalysis, cold plasma catalysis offers effective treatment for exhaust gases at both high and low temperatures. This is a significant advantage, since nitrogen oxide emissions produced during the low-temperature ignition phase cannot be treated by

VEHICLE AERODYNAMICS

Fuel consumption is linked to vehicle weight and air resistance, making lighter, more aerodynamic vehicles critical to reducing fuel consumption and emissions. In partnership with Renault and France's Conservatoire National des Arts et Métiers (CNAM), PSA Peugeot Citroën has installed two automotive aero-acoustic wind tunnels in Saint-Cyr-l'Ecole in the Paris region to conduct aerodynamic and aero-acoustic tests in the areas of safety, vehicle noise and CO_2 emission abatement. The €35-million investment, financed two-thirds by the two carmakers and one-third by the French government, positions the partnership as the European leader in aero-acoustics for ground vehicles. The facility is scheduled to open in summer 2003.



conventional catalysis. Bench tests in the laboratory demonstrated that nitrogen oxide (NOx) emissions are reduced by more than 70%.

In DeNOx catalysis, the NOx is trapped by a catalyst impregnated with NOx–absorbing compounds during conventional engine operating phases on a lean fuel mixture. When the trap is saturated, the NOx is reduced and returned safely to the atmosphere in the form of nitrogen by running the engine for several seconds with a rich mixture. When used in combination with certain HDI engines, this catalyst will further improve conversion rates.

IMPROVED GASOLINE ENGINES

Conventional internal combustion engines must also continue to improve their emissions control performance until alternate technologies are mature enough to replace them.

MORE FLEXIBLE VALVES FOR LESS CO_2

Improving distribution systems to enhance the efficiency of spark ignition engines entails modifications to valve timing, which at present is permanently set in the factory. PSA Peugeot Citroën is preparing for the widespread introduction of variable timing





systems. These systems—known as variable valve timing (VVT), variable valve lift system and timing (VVL), or Valvetronic—adjust the timing and degree of valve opening instantly to optimize cylinder filling and increase engine efficiency.

Longer-term, the logical outcome of this research will be the camless engine, in which throttle valves will be operated by a computer-controlled electromagnetic or electrohydraulic system, instead of a camshaft. With this technology, the throttle valve and related pumping losses will be eliminated, thereby directly reducing fuel consumption—and with it CO_2 emissions—by as much as 10% compared with existing engines.

DIRECT GASOLINE INJECTION FOR INCREASED FUEL ECONOMY

PSA Peugeot Citroën is also conducting research into direct gasoline engine injection that, like the camless engine, would eliminate pumping losses linked to the throttle valve. Another area of study is stratified combustion, based on the observation that a slightly richer air-fuel mixture is needed for ignition than in other parts of the combustion chamber. If differentiated combustion regions can be created on a sustainable basis, the fuel mixture could be kept as lean as possible to minimize fuel consumption. These technologies could reduce consumption by around 5%.

HYBRID VEHICLES, AN EMERGING TECHNOLOGY

To reduce fuel consumption, hybrid vehicles combine two sources of energy, an internal combustion engine and an electric motor.

In June 2002, PSA Peugeot Citroën and Electricité de France (EDF) signed a cooperation agreement to develop electric and hybrid vehicles and to step up research into associated technologies. Both partners place great importance on expanding the use of environmentally friendly automobiles, in particular among owners of electric vehicle fleets, such as public authorities, communities, and companies.

The main challenge for the future is batteries, whose size, cost and volume can all be improved. The next hybrid electrical applications will be based on nickel-metal-hydride batteries. In the longer term, though, lithium-ion batteries will overtake them, since they potentially offer a better energy/power ratio for equivalent volume and a lower objective cost, after adjustments to vehicle architecture.

The Group is taking a pragmatic, prudent approach to three types of hybrid vehicle:

- Stop and Start vehicles, which cut the engine whenever the car stops. By eliminating the idling phase, this solution

NETWORKED CARS AND THE DOMOBILE

PSA Peugeot Citroën has developed new wireless systems that provide access to emerging telematic services in Europe, such as traffic information and SMS. Their purpose is to help improve traffic control and safety by enriching dialogue with the driving environment (road conditions, traffic, traffic conditions, etc.). Services include visual and voice information to guide drivers using a GPS locator, a CD-ROM with local maps supported by a navigational computer, etc...

Sustainable mobility also has to integrate the fact that passengers should be able to surf the Web, read their e-mail, connect their laptop, listen to Internet radio or watch streaming videos, just like they do at home or in the office. The Group is working on a new concept responding to this emerging trend. Known as the Domobile, it is being developed with a constant focus on ensuring that the human-machine interface guarantees easy, user-friendly access to these high-tech applications, without jeopardizing the safety of road users.

lowers fuel consumption and emissions, and since the engine shuts down only if a number of criteria are met, it does not endanger safety or inconvenience the driver. Another advantage for vehicle occupants and the surrounding area is that engine noise is eliminated during shutdown.

- Mild Hybrids optimize cost effectiveness with an integrated generator-starter. At a price that compares favorably with conventional solutions, the electric system provides extra power, Stop and Start capability, and anti-stall protection that significantly enhances environmental performance.
- Full Hybrids optimize powertrain output by electronically managing the electric and internal combustion engines, automatically switching from one to the other depending on which one is more efficient. PSA Peugeot Citroën is developing such hybrids with a driver-activated zero emission vehicle (ZEV) option.

FUEL CELLS, A BREAKTHROUGH TECHNOLOGY

Fuel cells make the introduction of long-range electric vehicles theoretically possible. The challenge is to convert the chemical energy into electricity directly on board. The Group is exploring a variety of options for developing an affordable, reasonably sized onboard fuel cell that can be used safely. At present, for the same range, a hydrogen fuel tank is five to ten times bigger than a gasoline tank.


TAXI
PILE A COMBUSTIBLE

THE CAR AND OUR FIVE SENSES

Research is also being conducted on the automobile's role as a multi-sensory environment. The most obvious perceptions are visual and tactile, and many programs are concerned with passenger compartment brightness, textile and plastic quality, and seat comfortableness. Other projects are working on auditory perceptions, to harmonize the growing number of electronic sounds and achieve a better balance between a quiet ride and the information needed for driving. Research into olfactory perceptions aims to offer personalized fragrances that match the car's personality. These and similar programs are moving in the direction of "profiled" model lines corresponding to each driver's sense of well-being.



PSA Peugeot Citroën is already working on two specific applications:

- The first is the Taxi PAC demonstrator, which stores pressurized hydrogen in a removable Plug and Drive rack. This corresponds to the fuelling practices of the target users, drivers of city fleets. Taxi PAC also operates in range extender mode, where the hydrogen fuel cell backs up the battery-driven powertrain.
- The second manufactures hydrogen on board, on demand, from a sodium borohydride aqueous solution and a catalyst. This solution resolves the problem of storing hydrogen safely and in sufficient quantities on board a reasonably sized car. The Peugeot H_2O demonstrator, which also operates in extended range mode, was presented at the Paris Auto Show in September 2002.



Management's discussion and analysis

98 Consolidated results

108 Group financing

114 Return on capital employed

116 Management of operational and financial risks

119 First-quarter 2003 sales

Consolidated results

1. CHANGES IN SCOPE OF CONSOLIDATION

Implementation of the Group's strategy led to several changes in the scope of consolidation in 2002 and 2001. The most significant in 2002 concerned Dong Feng Citroën Automobile Company (DCAC), which was accounted for by the equity method for the first time. The Group owns 27% of the capital of DCAC, a Chinese company set up in 1992 to manufacture and sell Citroën automobiles in the local market. The decision to account for DCAC by the equity method was made following the signature of a series of agreements between the Group and its Chinese partner, Dong Feng Motors (DFM), which owns 31% of DCAC. These agreements heralded the beginning of a new phase in the Group's development in China. The most important agreements, which were signed on October 25, 2002 and approved by the Chinese government on December 11, 2002, provide for the development of a Peugeot dealer network alongside the existing Citroën network, as well as the launch of local production of six new Peugeot and Citroën models for the Chinese market between 2002 and 2004. In recognition of this major extension of its activities, on January 23, 2003, DCAC changed its name to Dong Feng Peugeot Citroën Automobile (DPCA).

These agreements provide for a change in DPCA's ownership structure during 2003 that will give the PSA Peugeot Citroën Group 50% of the capital. The first step in the process will be for DPCA to carry out a CNY 1,000 million (€115 million) share issue, underwritten in the amount of CNY 624 million (€72 million) by the Group and CNY 376 million (€43 million) by DFM. This will be followed by the buyout of the Chinese and French partner banks, representing an investment of CNY 1,264 million (€146 million) for the Group. Lastly, a new management structure will be set up allowing the PSA Peugeot Citroën Group and DFM to share management control of DPCA on a 50/50 basis.

In October 2002, the Automobile division sold the Villers la Montagne aluminium foundry to the Manzoni Bouchot group. The transaction supports the Group's industrial strategy, which consists of focusing capital expenditure on developing the vehicle offering and buying in components from suppliers who specialize in the operations concerned and are better equipped to develop the requisite technical expertise and reduce unit costs.

In early 2002, Banque PSA Finance, the Group's Finance division, took over direct control of retail financing and leasing operations in the United Kingdom, as well as the supply of the related services, through a local branch. Until the end of 2001, these activities were conducted by a joint subsidiary of Banque PSA Finance and a local partner, which is continuing to manage the existing loan and leasing portfolios on a run-off basis. This change supports Banque PSA Finance's strategy of proposing services closely aligned with the marketing strategy of the Peugeot and Citroën marques. It also reflects the division's drive to integrate the management of these services into operating systems shared by all the bank's European subsidiaries and branches.

During 2001, Faurecia, the Group's Automotive Equipment division, acquired the automobile businesses of Sommer Allibert, a French designer and manufacturer of instrument panels, cockpits, door panels and soundproofing. The transaction, which is described in detail in the 2001 annual report, represented a total investment of €1,495 million. The first step consisted of the acquisition, by Peugeot S.A., of the entire capital of SIT, the company that held Sommer Allibert's automobile businesses. Peugeot S.A. subsequently exchanged the SIT shares for Faurecia shares, raising its interest in Faurecia to 71.6%. The acquisition has made Faurecia one of the world's top three players in each of its markets, with a broad customer base. Its direct and indirect sales to the Automobile division represented only 25.7% of total sales in 2002.

In May 2001, Gefco, the Group's Transportation and Logistics division, sold its Transauto-Stur subsidiary to the Via Location group. Transauto-Stur is a road transportation company with a fleet of around 900 trucks. The divestment was in line with Gefco's strategy of focusing on high value-added transportation and logistics services and outsourcing actual transportation operations.

Detailed information about changes in the scope of consolidation is provided in note 3 to the consolidated financial statements.

2. SALES

2.1. Consolidated sales

Consolidated net sales rose 5.4% to €54,436 million in 2002. In 2001, reported sales increased by 16.9% to €51,663 million from €44,181 million the previous year, including the contribution of the Sommer Allibert automobile business acquired by Faurecia during the year. Based on a comparable scope of consolidation, 2001 sales growth came to 11.3%. Also in 2001, the cost of certain sales incentive programs was recorded as a deduction from sales, and not under operating expense as was previously the case. This change was decided in order to follow the practice adopted by the other major automobile manufacturers worldwide. Excluding the effect of this change of presentation and based on a comparable scope of consolidation, sales rose 13.7% compared with 2000.

2.2. Sales by business - manufacturing and sales companies
The contribution of the manufacturing and sales companies to consolidated sales breaks down as follows:

(in millions of euros)	2002	2001	2000
Automobile	**43,951**	41,524	37,436
Transportation and Logistics	**2,646**	2,643	2,329
Automotive Equipment	**9,866**	9,611	5,840
Other businesses	**1,003**	976	983
Inter-company eliminations	**(4,560)**	(4,466)	(3,610)
Total PSA Peugeot Citroën	**52,906**	50,288	42,978

Automobile division sales totaled €43,951 million, up 5.8% on 2001. Peugeot and Citroën's global sales volume expanded by 4.3% to 3,267,500 vehicles and CKD units, a total in line with the 3.25 million unit target announced by the Group in February 2002. In 2001, the division's sales climbed 10.9% (13.9% based on comparable presentation methods), reflecting 11.3% volume growth to 3,132,800 units.

In Western Europe, a total of 2,557,000 passenger cars and light commercial vehicles were sold in 2002, compared with 2,545,500 in 2001. The modest increase was achieved in a market down 3%, leaning towards the low-end of the scenarios envisaged by the Group at the start of 2002 when forecasts ranged from flat to a 4% decline. The higher volumes boosted the Group's market share to 15.5%, from 15% in 2001 and 13.7% in 2000. This performance consolidated PSA Peugeot Citroën's position as Europe's second largest carmaker and the number one manufacturer of light commercial vehicles. Highlights of the year included the successful launch of the Citroën C3 and C8, the Peugeot 307 SW, 206 SW and 807, restyled versions of the Peugeot Partner and Boxer and the Citroën Berlingo and Jumper. Sales of the Peugeot 307 increased sharply, and demand for the Peugeot 206 and the Citroën Picasso remained strong. Sales of all the Group's model ranges were boosted by the continuing success of the common rail high-pressure direct injection (HDI) diesel engine, including the new 1.4-liter turbo-charged version launched in 2002. Diesel-powered passenger car sales climbed 9.5%, fueling a further rise in the Group's share of this market segment to 18.9%.

Outside Western Europe, sales of Peugeot and Citroën cars and CKD units expanded by 21% to 710,500 units from 587,300 the previous year, building on the 22.5% gain in 2001. Volumes were higher in all strategic geographic markets. In Central and Eastern Europe, including Turkey, sales rose 24.9% to 168,700 units, delivering significant market share gains in last year's slightly more buoyant market in Poland and Turkey, as well as in the region as a whole. In Latin America, Group sales increased 1.3% to 109,300 units despite the collapse of the Argentina market and weaker demand in Brazil. The performance was led by a 33.7% surge in sales (to 63,700 units) in Brazil, where the Peugeot 206 and Citroën Picasso have been produced locally since summer 2001. In China, where the market soared 53% to 1,098,200 units, the Group raised its sales volume by 57.3% to 85,500 cars, thanks in particular to the success of the Citroën Elysée, the launch of the Citroën Picasso and the first local sales of Peugeot models. Lastly, sales of CKD units to Iran for local assembly by Iran Khodro and Saipa totaled 156,500 units, an increase of 46.7% on 2001.

Sales by the Transportation and Logistics business inched up 0.1% to €2,646 million. Based on a comparable scope of consolidation, the increase was 0.8%. This subdued growth, on the back of a strong 14.9% rise in 2001 (excluding Transauto-Stur which was divested in May 2001), stemmed in part from the lackluster economic conditions in Europe. In addition, Gefco adopted a more selective approach to managing its customer portfolio, as part of its ongoing drive to improve profit margins.

Automotive Equipment sales rose 2.7% to €9,866 million from €9,611 million in 2001.

Excluding the effect of changes in exchange rates and in the price of precious metals used in the manufacture of exhaust systems, year-on-year sales growth came to 9.3%. This performance, achieved in a year when automobile production in Europe contracted by an estimated 2%, reflected a further increase in Faurecia's penetration rate among its main customers and the success of automobile models equipped with Faurecia products. It built on a 64.6% rise in sales in 2001, including the contribution of the Sommer Allibert automobile business from January 2001, and a 14.5% increase in comparable sales.

2.3. Finance company revenues

In 2002, new retail financing was provided for 803,500 Peugeot and Citroën vehicles, compared with 801,100 vehicles the previous year. New vehicle retail financing edged up 0.5% to 622,800 units, slightly exceeding the rate of growth in Group registrations in Europe where Banque PSA Finance carries out the bulk of its lending activities. The finance companies provided financing for 25.3% of the Peugeot and Citroën vehicles sold during the year, the same penetration rate as in 2001. The volume of used vehicle financing granted during the year declined 0.4% to 180,700 units, reflecting the finance companies' selective approach designed to preserve the low risk profile of the loan portfolio.

In 2001, new retail financing was provided for 801,100 vehicles, an increase of 13.9% on the previous year. Financing volumes rose 17.7% for new vehicles and 2.6% for used vehicles.

As of December 31, 2002, outstanding loans stood at €18,687 million, including securitized loans which have been removed from Banque PSA Finance's balance sheet. In June 2001, Crédipar, the Bank's French subsidiary, sold €1,000 million worth of automobile loans to a special purpose entity which in turn issued asset-backed securities to international institutional investors. The asset pool has been kept at this level since June 2001, through the sale of new automobile loans to replace the original loans when they reach maturity. In July 2002, Crédipar and Banque PSA Finance's spanish branch sold €1,500 million worth of automobile loans to the special purpose entity. The asset pool is regularly topped up in the same way as for the first securitization. As a result of these top-up sales, as of December 31, 2002, automobile loans totaling €2,500 million were securitized. These securitization operations form part of the financing strategy of the Group and Banque PSA Finance (see Group Financing, 1. Financing strategy).

Outstanding loans, including securitized loans, at December 31, 2002 were 8.6% above the year-earlier total of €17,215 million, which in turn was 17.3% above the year-end 2000 figure. As shown in the following table, growth over the three-year period was primarily driven by strong sales of retail and lease financing.

(in millions of euros)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Outstanding loans, including securitized loans			
- Retail and lease financing	**13,878**	12,863	10,857
- Wholesale financing	**4,809**	4,352	3,822
Total Banque PSA Finance	**18,687**	17,215	14,679

After deducting automobile loans sold under the two securitization programs described above, year-on-year increases were as follows:

(in millions of euros)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Outstanding loans, excluding securitized loans			
- Retail and lease financing	**11,378**	11,863	10,857
- Wholesale financing	**4,809**	4,352	3,822
Total Banque PSA Finance	**16,187**	16,215	14,679

Financing revenues from loans carried on Banque PSA Finance's balance sheet correspond to gross interest income on the loans. For the securitized loans removed from the balance sheet, financing revenues correspond to revenues on the Bank's retained interest, i.e. interest income net of financing costs and credit losses. Total financing revenues also include interest earned on the permanent cash reserves carried in Banque PSA Finance's balance sheet as part of the financing strategy described below (see Group Financing, 1. Financing strategy).

Total financing revenues break down as follows:

(in millions of euros)	2002	2001	2000
From third parties	**1,530**	1,375	1,203
Intercompany	**170**	212	184
Total Banque PSA Finance	**1,700**	1,587	1,387

Revenues climbed 7.1% in 2002, after rising 14.4% in 2001. These strong rates of growth were directly attributable to expansion of the loan portfolio and rapidly growing revenues from sales of maintenance, insurance and other financing-related services. Revenues from these services climbed 13% in 2002 to €111 million, building on a 19% gain in 2001.

3. OPERATING MARGIN

The Group's business and earnings targets for 2002 were set in February 2002 based on two possible scenarios for the European automobile market – flat or a 2-4% decline compared with 2001. Assuming a flat market, the Group set as its target an operating margin of €2,900 million, including a 5% margin for the Automobile Division. Assuming a 2-4% decline, the targets were set at €2,800 million and 4.8% respectively. Although the European automobile market contracted by 3% - corresponding to the second scenario – the Group succeeded in achieving the targets set under the first, more optimistic scenario. Total operating margin came in at €2,913 million, while the Automobile Division margin represented 5% of sales.

Operating Margin

Consolidated operating margin increased by 9.8% in 2002 compared with the 2001 total of €2,652 million, which in turn was up 25% on the 2000 figure of €2,121 million. Over the three-year period, the margin rate climbed from 4.8% of sales in 2000 to 5.1% in 2001 and 5.4% in 2002. The consolidation of the Sommer Allibert automobile business acquired by Faurecia added €134 million to 2001 operating margin.



2,121
4.8
2,652
5.1
2,913
5.4
2000
2001
2002

(in millions of euros – as % of sales)

3.1. Operating margin by businesses - manufacturing and sales companies

(in millions of euros)	2002	2001	2000
Automobile	**2,183**	1,992	1,579
Transportation and Logistics	**134**	119	100
Automotive Equipment	**251**	262	176
Other businesses	**26**	31	2
Total	**2,594**	2,404	1,857

Automobile Division operating margin stood at €2,183 million, representing 5% of sales, versus €1,992 million (4.8% of sales) in 2001 and €1,579 million (4.2% of sales) in 2000. The increase between 2001 and 2002 was 9.6%.

The main factors underlying the growth in operating margin in 2002 are as follows:

- higher unit sales, a shift in the sales mix following the launch of new models and a shift in the geographic mix had a net positive impact of €73 million. Volume growth excluding the effect of mix changes contributed €268 million to the increase, while higher margins on the new models launched in 2001 and 2002 improved the product mix, adding €54 million. These gains were partly offset, however, by the €249 million negative impact of changes in the geographic mix, resulting from the contraction of the European market and lower margins in Brazil.
- the price effect had a positive impact of €29 million, reversing the traditional trend towards lower prices that trimmed €201 million from operating margin in 2001 and €445 million in 2000.

The favorable price impact testifies to the benefits of the Group's strategic commitment to innovation and to extending and rapidly renewing the model line-up, as well as to the success of the two marques' vehicles. Sales growth and market share gains were achieved without resorting to excessive sales incentives and

prices were successfully adjusted in most of its markets. These adjustments more than offset the cost of extending the standard warranty period from one to two years in most Western European countries, between the end of 2001 and the beginning of 2002;
- production cost savings totaled €773 million, including some €106 million attributable to lower raw materials prices. This further demonstrated the Group's ability to steadily reduce production costs, excluding raw materials, by around an aggregate €600 million a year;
- changes in exchange rates had a negative impact of €71 million, mainly attributable to the British pound and the Polish zloty;
- increases in employee compensation had an estimated impact of €236 million, including a €19 million rise in statutory profit-sharing and incentive bonus programs. In all, €232 million was granted to Automobile Division employees under these two programs in 2002 (€249 million for the Group as a whole);
- higher research and development spending had a €170 million impact;
- capital spending-related increases in depreciation expense and operating costs reduced operating margin by €130 million;
- lastly, a €43 million charge was recorded in connection with the new European regulations governing end-of-life vehicles, primarily related to vehicles in the Netherlands.

Operating margin in the Transport and Logistics business amounted to €134 million, representing 5.1% of sales, versus €119 million (4.5% of sales) in 2001 and €100 million (4.3% of sales) in 2000. The 12.6% increase in 2002 – achieved in a period of economic weakness and subdued sales growth – was attributable to the increased proportion of sales generated by higher value-added services (logistics, warehousing and car preparation services) coupled with ongoing productivity gains.

Automotive Equipment operating margin came to €251 million after eliminating transactions with the Automobile Division or €256 million including these transactions, representing 2.6% of sales. The comparative figures for 2001 and 2000 were respectively €260 million (2.7% of sales) and €182 million (3.1% of sales).

The change in operating margin in 2002 reflects the net impact of the following developments:
- strong growth in sales (up 7.8% excluding catalytic converters), with all businesses except exhaust systems contributing to the increase;
- sustained productivity gains achieved under the 10/10 Plan, as well as through the redeployment of manufacturing resources and the implementation of a new purchasing plan;
- the initial benefits of the new program management system (PMS);
- significantly lower margins compared with earlier generations under programs that went into production between 2000 and 2002 and accounted for 50% of 2002 sales; a limited number of these programs are currently generating negative margins;
- high production start-up costs, due in part to the large number of launches in 2002 but also performance levels that still fall short of expectations;
- tight control over research and development costs, which, excluding costs billed to customers, declined 16.1% to €215 million in 2002;
- an increase in administrative and selling expenses, to the equivalent of 2.9% of sales versus 2.6% the previous year, in order to enhance the management resources needed to cope with Faurecia's increased size.

3.2. Research and development costs - manufacturing and sales companies

R&D costs totaled €1,865 million versus €1,733 million in 2001. Spending increased by 7.6% in 2002 and 6.6% in 2001.

Automobile Division R&D spending came to €1,631 million, an increase of 11.6% compared with 5.3% in 2001. Controlled growth in these costs, which currently increase at roughly the same rate as sales, is attributable to the platform strategy, which has been applied to all new vehicle development since 2001. That was when the three platforms that serve as the basis for the majority of the Group's vehicles became fully available, leading to a significant decrease in the R&D costs of vehicles to be launched.

The strategy of cooperation with other carmakers is also delivering increasing benefits in terms of R&D costs. This strategy allows the Group to share development and process engineering costs with its partners on a 50/50 basis for new mechanical components (Ford, BMW, Renault) or platforms (Fiat, Toyota). In 2002, R&D costs shared with partners totalled €428 million.

Automobile Division R&D spending for 2002 represented 3.7% of division sales. Including development costs related to existing models, covering new versions, new engine offers and restyles, the total was €2,019 million, corresponding to 4.6% of sales. These latter costs are included in cost of sales, rather than R&D costs, in order to present production costs more fairly and measure sales margins more accurately. The current contained growth in R&D spending means that both percentages are close to those for 2001 (3.5% and 4.5% respectively).

Automotive Equipment R&D spending totaled €616 million in 2002, representing 6.2% of sales. Excluding costs invoiced to customers, the net amount was €215 million, representing 2.2% of sales. Net R&D spending was down by 16.1% on the 2001 figure of €255 million, corresponding to 2.7% of the division's sales.

3.3. Operating margin - finance companies

The finance companies' operating margin rose sharply in 2002 to €319 million, marking the end of three years of flat margins with €248 million in 2001, €264 million in 2000 and €242 million in 1999. Profitability was weakened in 2001 by the lower margins on new contracts booked in 2000 and early 2001, caused by the higher refinancing rates that could not be fully passed on to customers due to the stiff competition in the European consumer loans market.

Lending margins improved rapidly in 2002, adding €35 million to operating margin, while outstanding loans continued to increase, adding a further €59 million. Credit losses were reduced to 0.40% of outstanding loans before securitizations from 0.43% the previous year, representing a low rate compared with the industry as a whole and increasing operating margin by €8 million. Overheads rose by €32.5 million, including €23.8 million attributable to a change in the allocation of headquarters expenses within the Group, and €8.7 million corresponding to a 3.2% increase in costs on a comparable allocation basis. This rate of growth, which was significantly less than the increase in outstanding loans, reflects the initial benefits of the restructuring plan that will gradually lead to the creation of an integrated organization across Europe.

Operating margin also improved significantly as a percentage of outstanding loans, rising to 1.8% versus 1.6% in 2001 and coming close to the 1.9% achieved in 2000.

3.4. Personnel costs

Personnel costs break down as follows:

(in millions of euros)	2002	2001	2000
Automobile	**5,569**	5,339	5,031
Transportation and Logistics	**290**	276	256
Automotive Equipment	**1,877**	1,745	1,111
Other businesses	**184**	178	177
Total manufacturing and sales companies	**7,920**	7,538	6,575
Finance companies	**115**	111	105
Total PSA Peugeot Citroën	**8,035**	7,649	6,680

Personnel costs rose by 5% in 2002, after increasing 14.5% the previous year. Excluding the €593 million in personnel costs of Sommer Allibert, which was consolidated for the first time in 2001, the increase compared with 2000 would have been 5.6%. These rises reflect higher employee compensation (see 3.1 above) and growth in employee numbers.

Employee numbers at December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Automobile	**133,300**	129,700	127,600
Transportation and Logistics	**8,000**	7,700	7,500
Automotive Equipment	**52,200**	49,700	31,900
Other businesses	**2,900**	3,300	3,400
Total manufacturing and sales companies	**196,400**	190,400	170,400
Finance companies	**2,200**	2,100	2,000
Total PSA Peugeot Citroën	**198,600**	192,500	172,400

Employee numbers at December 31, 2001 include the employees of Sommer Allibert for the first time (18,700 people).

4. NET INCOME

Net income for the year came to €1,690 million, unchanged compared with €1,691 million in 2001 and up by 28.9% on the 2000 figure of €1,312 million. Net margin stood at 3.1% of sales, versus 3.3% in 2001 and 3.0% in 2000. Net income for 2001 included a non-recurring after-tax gain of €139 million (representing 0.3% of sales) on the sale of a real estate complex just outside Paris.

Earnings per share for 2002 stood at €6.65 compared with €6.42 in 2001 and €5.02 in 2000, representing increases of 3.6% in 2002 and 27.9% in 2001. There were no dilutive instruments outstanding in 2002 and diluted earnings per share would therefore also amount to €6.65, versus €6.40 in 2001 and €4.84 in 2000, representing increases of 3.9% and 32.2% respectively.

During 2002, the Group bought back 12,231,442 Peugeot S.A. shares (net of shares sold during the year) at an average price of €45.42 per share. The transactions were carried out under the stockholder authorization given at the General Meeting of May 16, 2001 and May 15, 2002. As of December 31, 2002, the capital stock of Peugeot S.A. was made up of 259,109,146 shares of common stock, unchanged from year-end 2001. Of the total, 15,208,709 shares were held in portfolio. As of December 31, 2001, the Company held 2,994,287 shares in treasury stock. As of December 31, 2000, capital stock was made up of 278,223,630 shares of common stock with a par value of €1, of which 16,044,378 were held in portfolio.

As of the same date, 747,329 convertible bonds were outstanding, representing 4,483,974 potential shares.

The average number of shares outstanding during the year (excluding treasury stock) used to compute earnings per share was 254,201,332 shares in 2002,263,357,148 shares in 2001 and 261,283,962 in 2000.

4.1. Early-termination plan costs - manufacturing and sales companies

Income for 2002 is stated net of a €158 million charge related to the early-termination plan for older employees of the Automobile Division and Automotive Equipment companies in France. The charge includes the additional future costs arising from the broadening of eligibility criteria under the Automobile Division plan, which is based on a corporate agreement dated March 4, 1999, an industry-wide agreement signed on July 26, 1999 and French government decree no. 2000-105 dated February 9, 2000. The PSA Peugeot Citroën Group initially decided to implement the measures provided for in these agreements through February 2005 for front-line workers in the Automobile Division aged 57 and over, and through to the end of 2002 for technical and plant supervisory staff aged 58 as well as for disabled employees aged 55 and over. The plan has now been extended, allowing technical and plant supervisory staff to benefit from the measures until February 2005. In addition, front-line workers at the Sochaux plant will be entitled to benefit from the measures as from the age of 56. The aim of plan is to speed up the pace of improvement in manufacturing efficiency within the Automobile Division while maintaining jobs in a time of steady business growth. There will be no further extensions of the measures. The reserve booked to cover the cost of the revised plan amounts to €123 million. In addition, existing reserves have been increased to take account of adjustments to the assumptions used in prior years and the effect of discounting the reserves set up in 1999 when the initial agreements were signed.

In 2001, a €31 million charge was recorded, including a discounting adjustment and a €22 million reserve set aside following the extension of the plan to Faurecia employees. In 2000, the discounting adjustment represented a €32 million credit.

As of December 31, 2002, total early-termination plan reserves carried on the balance sheet amounted to €486 million, including €470 million for the Automobile division and €16 million for the Automotive Equipment division. Including Faurecia, by February 2005 a total of 13,978 employees are expected to have left the Group.

4.2. Restructuring costs - manufacturing and sales companies

In 2002, restructuring costs amounted to €124 million. Faurecia incurred costs of €74 million in connection with the second phase of the plan to enhance manufacturing efficiency, mainly at the Sonta plant in Germany and within the Exhaust Systems Division in France. Costs associated with the plan launched in January 2002 to adapt Automobile Division operations in Argentina to current local economic conditions amounted to €9 million. The plan led to the elimination of 588 jobs, reducing the number of employees to 1,564 at year-end 2002. Group operations are now compatible with the level of local automobile demand observed since the end of 2001. Lastly, the downsizing plan was completed at the Automobile Division's Villaverde plant in Spain, representing costs of €30 million.

In 2001, restructuring costs amounted to €115 million. The main costs concerned the initial series of capacity reduction measures at certain Faurecia plants, including the closure of the Toledo plant in the United States, the Sassenburg plant in Germany, the Senones and Crevin plants in France and the Roermond plant in the Netherlands; initial downsizing measures in Argentina, implemented in May 2001, and a downsizing plan at the Automobile division's Villaverde plant in Spain.

Restructuring costs for 2000 amounted to €41 million and concerned the closure of three Faurecia plants at Nogent-sur-Seine, Tredegar and Northampton.

4.3. Net interest expense - manufacturing and sales companies

In 2002, the Group had net interest expense of €25 million, compared with net interest expense of €48 million in 2001 and net interest income of €86 million in 2000. The sharp reduction in interest expense in 2002 stems from the use of the substantial free cash flow generated by the manufacturing and sales companies to pay off debt. Following the acquisition by Faurecia of Sommer Allibert's automobile business, the manufacturing and sales companies had net debt of €102 million as of June 30, 2001 and €511 million as of December 31, 2001. By June 30, 2002, the situation had been reversed and the manufacturing and sales companies had net cash reserves of €362 million, rising to €594 million at the year-end. The industrial and financial restructuring measures taken in Argentina at the end of 2001 and in early 2002 enabled Peugeot Citroën Argentina to pay off its debt, which had become very expensive in the second half of 2001 due to the extremely high local interest rates.

Interest expense increased in 2001 compared with 2000 primarily due to the cost of financing Faurecia's acquisition of Sommer Allibert's automobile business. In addition, the cost of financing the Automobile division's operations in Argentina and Brazil rose by €53 million. In Brazil, the higher interest costs were due to the investment in the new Porto Real plant, 50% of which was financed by borrowings in real. In Argentina, the increase was due to soaring interest rates in the second half of the year. Lastly, significantly lower money market rates in euros in the second half of 2001 led to a drop in interest income from the investment of the surplus cash generated by the Automobile Division in Europe.

4.4. Other income and expense

Other income and expense represented income of €19 million in 2002, versus €189 million in 2001 and €18 million in 2000. These amounts break down as follows:

(in millions of euros)	2002	2001	2000
Manufacturing and sales companies	**22**	193	21
Finance companies	**(3)**	(4)	(3)
Total PSA Peugeot Citroën	**19**	189	18

The net amount for 2002 includes a €101 million charge to cover the impact of decisions concerning supplementary pension benefits for employees in France other than in the Automotive Equipment division. Details of these decisions are provided below (see Group Financing 5. Supplementary pension and other post-retirement benefits). The charge results from the decision that employees covered by the defined benefit plan would cease earning benefit entitlements under the plan effective from June 30, 2002 except for employees aged over 59. It corresponds to the immediate recognition of the portion of pension obligations previously included in deferred items and amortized over the remaining service lives of the employees concerned, together with the related income tax and payroll tax effects.

Other income and expenses also include a €89 million gain on sales of marketable securities.

Income for 2001 corresponds mainly to the €228 million pre-tax gain realized on the sale of a real estate complex in the Paris area that was surplus to the Group's requirements. In additional, €27 million were released from the reserve for redemption premiums on the 1994 convertible debenture issue, following conversion at maturity of 722,586 debentures into Peugeot S.A. shares, during the first quarter of 2001. This income was partly offset by a €14 million loss on the divestment of Transauto-Stur by Gefco.

In 2000, the Group realized €95 million

worth of gains on the sale of marketable securities. These gains were partly offset by a €104 million loss on the buyback of 2,380,632 convertible debentures issued in 1994. After taking into account the reversal of reserves for debenture redemption premiums, the net loss was €104 million.

4.5. Incomes taxes on income of fully-consolidated companies

Income taxes on income of fully-consolidated companies are presented by combining the tax due by both the manufacturing and sales companies and the finance companies. The reason for this is that the tax group set up in application of French group relief rules comprises companies from all of the Group's businesses in France, i.e. the Automobile Division, Finance, Transportation and Logistics and "Other" businesses. The tax charge breaks down as follows:

Income taxes on income of fully-consolidated companies amounted to €777 million, representing 29.6% of pre-tax income of €2,625 million. In 2001, the tax charge was €835 million representing 31.5% of pre-tax income of fully-consolidated companies of €2,647 million. The lower effective rate of tax in 2002 reflects the reduction in the French statutory tax rate and an increase in income taxed at reduced rates relative to total taxable income.

Income taxes in 2000 amounted to €713 million, representing 32.2% of pre-tax income of fully-consolidated companies of €2,216 million.

4.6. Net earnings of companies at equity

In 2002, net earnings of companies at equity came to €22 million, versus €9 million in 2001 and €19 million in 2000. Companies at equity primarily consist of entities set up to manage cooperation agreements between PSA Peugeot Citroën and other carmakers. These include the joint venture with Renault for the manufacture of engines and transmissions, and with Fiat for the manufacture of light commercial vehicles and multi-purpose vehicles. The 2002 figure also includes Toyota Peugeot Citroën Automobiles (TPCA). This project is still in the start-up phase and the impact on Group earnings for 2002 was not material. The joint venture has been set up to manufacture entry-level Toyota, Peugeot and Citroën vehicles based on a common platform. Production is scheduled to begin in 2005.

The Chinese joint venture, DCAC, was also accounted for by the equity method for the first time in 2002, based on the Group's 27% interest. DCAC contributed €10 million to Group income for the year. In order to ensure that accounting data restated in accordance

(in millions of euros)	2002	2001	2000
Manufacturing and sales companies	**666**	750	601
Finance companies	**111**	85	112
Total PSA Peugeot Citroën	**777**	835	713

with Group accounting policies are reliable, DCAC is accounted for by the equity method based on accounts closed at September 30. The company's contribution to 2002 income therefore corresponds to its results for the period October 2001 to September 2002. Sales for this period totaled €976 million, an increase of 30% on the previous twelve month period. Operating margin came to €119 million, representing 12.2% of sales. This high margin rate is attributable to last year's strong business growth, the success of the models sold by DCAC in the local market and the reduction in the joint venture's production costs. DCAC incurred interest expense of €42 million and net exchange losses of €7 million. After deducting income tax of €32 million, the company's net income for the period came to €38 million.

In the last three months of calendar 2002, DCAC enjoyed a further rise in sales. Selling prices remained stable, driving a further improvement in operating margin.



4.7. Amortization of goodwill

Amortization of goodwill amounted to €163 million in 2002 versus €140 million in 2001 and €199 million in 2000. In the Finance division, goodwill amortization concerning Crédipar amounted to €5 million in 2002. Goodwill amortization in the Automotive Equipment business included €42 million related to Bertrand Faure, €11 million concerning Faurecia Exhaust Systems and €69 million concerning the Sommer Allibert automobile business. In all of these cases, amortization is calculated over 20 years. The 2002 total also includes €34 million corresponding to annual amortization and an impairment loss recorded to write off the entire amount of goodwill recognized at the end of 2001 following the buyout of the Rio de Janeiro state government's minority stake in Peugeot Citroën do Brasil in connection with the renegotiation of the Group's agreements with the state government. The impairment loss was recorded following an analysis showing that, following the drop in value of the Brazilian currency in 2002, the future cash flow expected to be generated by the automobile business in Brazil would not be sufficient to guarantee recovery of the value of the goodwill. A series of measures is underway to restore the profitability of the Brazilian operation, including by significantly increasing local vehicle content.

The Group also compared the book value of goodwill for the main companies acquired with the estimated future cash flow from the businesses concerned. Based on the assumptions used to perform this analysis, in each case the comparison showed that future cash flows would be sufficient to permit the recovery of the goodwill. Consequently, these amounts of goodwill are being amortized on a straight-line basis over 20 years in the normal way.

The 2001 charge corresponds to the amortization of goodwill on Crédipar (€5 million), Peugeot Citroën Argentina (€21 million including recognition of an impairment loss to write off the unamortized balance), Bertrand Faure (€43 million), Faurecia Exhaust Systems (€12 million) and Sommer Allibert (€52 million, prorated from the date of acquisition to the year-end). The 2000 charge corresponds to the amortization of goodwill on Crédipar (€5 million), Bertrand Faure (€42 million), Faurecia Exhaust Systems (€12 million) and Peugeot Citroën Argentina (€138 million including recognition of an initial impairment loss due to the economic outlook in Argentina).

Group financing

1. FINANCING STRATEGY

The PSA Peugeot Citroën Group comprises both manufacturing and sales companies and finance companies, whose financial characteristics are very different. They therefore require the use of specific, yet strategically coordinated financing strategies.

The Group's financing strategy for the manufacturing and sales companies focuses on consistently generating sufficient cash flow from operating activities to finance the capital spending required to support the development of these businesses and to achieve world-class manufacturing efficiency. The businesses also need to generate sufficient free cash flow to finance dividend growth, steadily improve the companies' net financial position and fund the Group's share buyback policy.

In addition to a net cash position, the strategy is designed to provide the manufacturing and sales companies with substantial cash reserves to overcome any difficulties that may come their way. To this end, the Group raises long-term borrowings, whenever this can be done on attractive terms, either on the financial markets or from national or supranational lending institutions dedicated to financing investments of the type made by the Group. Faurecia also has specific financing obtained primarily to pay for the acquisitions made in recent years. Reflecting this strategy, as of December 31, 2002, the manufacturing and sales companies had cash and cash equivalents, net of bank overdrafts, totaling €3,887 million.

To top up these cash reserves as needed, Peugeot S.A. also has unused confirmed lines of credit, which are regularly renewed and are available for use by all Group companies. These lines amounted to €2,400 million as of December 31, 2002. Faurecia has additional sources of financing, in the form of €1,545 million worth of confirmed lines of credit, of which only €605 million had been drawn down at end-2002.

Banque PSA Finance's strategy is also designed to ensure that the bank has sufficient financial resources to pursue its business in all circumstances, whatever the conditions on the financial markets. These resources consist primarily of liquidity reserves representing at all times more than €2 billion, to cover the bank's short-term liquidity risk. As of December 31, 2002, these reserves stood at €2,936 million. Financing strategies also focus on ensuring that retail loans and the related financing are matched in terms of maturities. The bank maintains, at all times and across all maturities, financial resources in excess of the assets to be financed, thereby covering its longer-term liquidity risk. Lastly, Banque PSA Finance also has undrawn confirmed lines of credit totaling €4,850 million at end-2002, including €1,850 million expiring in March 2004 and €3,000 million expiring in July 2005.

The bank's strategy also focuses on achieving the broadest possible spread of financing sources, including the interbank, commercial paper, certificate of deposit, bond and medium-term notes markets. Considerable emphasis is also placed on diversifying the investor base. This strategy of diversification shelters the bank's operations from the effects of any upsets on a given financial market. Since the beginning of 2001, the bank has increased the volume of financing raised on the European asset-backed securities market. This market is now highly liquid and spreads are comparable to those obtained from other financing sources. In June 2001 and July 2002, the bank sold pools of automobile loans totaling €1,000 million and €1,500 million respectively to a special purpose entity which issued asset-backed securities placed with a broad range of European investors.

Lastly, the bank's capital, as determined for capital adequacy purposes, is kept at around 7.5% of total outstanding loans, including securitized loans. This is a high ratio given the quality of the loan book. As of December 31, 2002, Banque PSA Finance's European capital adequacy ratio was 9.3%. During the year, the bank carried out a €100 million share issue, underwritten in full by Peugeot S.A., to keep pace with the rapid growth in outstandings in recent years and the increased capital requirement in the United Kingdom as from January 2002, when the bank's UK branch took over direct responsibility for lending activities in this market. Until the end of 2001, these activities were conducted by a joint venture with a UK partner that contributed to meeting the business's capital requirements.

To safeguard all of the sources of financing available to Banque PSA Finance, PSA Peugeot Citroën and Faurecia, including undrawn facilities, the Group imposes strict limits on clauses in loan agreements allowing lenders to require payments to be rescheduled or to modify the financial terms of the agreement. None of its loan agreements contain any rating triggers and the only agreements containing material adverse change clauses are with certain supranational lenders that insist on this type of protection. Currently, only five loan agreements covering €300 million worth of financing include material adverse change clauses. Similarly, none of the loan agreements contain any financial covenants whereby the loans would become immediately repayable if certain financial ratios were not met. Presently, none of the clauses would restrict the availability of undrawn financing. In the case of Banque PSA Finance and Faurecia, additional safeguards are provided by the absence of any cross-default clauses, between the companies in these divisions and the other divisions of the PSA Peugeot Citroën Group.

2. RATING

Peugeot S.A. and Banque PSA Finance have obtained ratings from Standard & Poor's and Moody's Investor Service for their short- and long-term debt issuance programs and the debt issuance programs of subsidiaries backed by Peugeot S.A. or Banque PSA Finance guarantees.
On June 25, 2002, Standard & Poor's confirmed the A- long-term rating and A2 short-term rating attributed to debt issues by Peugeot S.A., Banque PSA Finance and their subsidiaries. Standard & Poor's also changed the outlook from stable to positive. The agency stated that assuming the Group's operating margin remains above 5% of sales and the net cash reserves of the manufacturing and sales companies increase to more than €1 billion, it may decide to upgrade the ratings in the future, provided that Banque PSA Finance's capital adequacy ratio remains satisfactory.

On May 28, 2002, Moody's Investor Service upgraded Banque PSA Finance's long-term rating from A3 to A2 and its short-term rating from P2 to P1. On November 15, 2002, Moody's Investor Service confirmed the A3 long-term rating and P2 short-term rating attributed to Peugeot S.A. and to its subsidiaries for debt issues guaranteed by Peugeot S.A. It also changed the outlook from stable to positive.

3. ANALYSIS OF CASH FLOWS

Net cash provided by operations of the manufacturing and sales companies totaled €4,389 million in 2002. Capital expenditure for the year by these companies, net of the proceeds from asset disposals, represented a net cash outflow of €2,618 million. These expenditures to support the development of their businesses and modernize their plant and equipment, were entirely financed by cash flow from operations, leaving free cash flow of €1,771 million. Free cash flow was more than enough to finance the €337 million worth of dividends paid by Peugeot S.A. and Faurecia, as well as the Group's €517 million share buyback program and other cash outflows from financing activities, leading to a very significant improvement in the manufacturing and sales companies' net financial position. As of December 31, 2002, these companies had positive net cash and cash equivalents of €594 million as opposed to a negative balance of €511 million at the previous year-end.

3.1. Cash flows from operating activities – manufacturing and sales companies

Net cash provided by operations of the manufacturing and sales companies came to €4,389 million in 2002 versus €3,018 million in 2001 and €2,983 million in 2000.

Working capital provided by operations and gross capital expenditure – manufacturing and sales companies

Working capital provided by operations of the manufacturing and sales companies rose 18% to €4,059 million in 2002, representing 7.7% of sales.

In 2001 and 2000, respectively, working capital provided by operations totaled €3,440 million and €3,221 million, representing 6.8% and 7.5% of sales.


Working capital provided by operations
Gross capital expenditure
4,000
3,500
3,000
2,500
3,221
3,440
4,059
2,898
2,938
2,790
2000
2001
2002
Coverage ratio 111.1% 117.1% 145.5%
Working capital provided by operations as a % of sales 7.5% 6.8% 7.7%

Working capital of the manufacturing and sales companies was reduced by €330 million. Comparable working capital increased by €422 million in 2001and by €238 million in 2000. Changes in working capital by business were as follows:

Automobile Division working capital was reduced by €372 million, after rising by €367 million in 2001 and €474 million in 2000. The decrease in 2002 stemmed primarily from an increase in supplier credit, due to normal production levels in the last quarter of 2002 as opposed to below-average production in the same period of 2001. In the three months from October to December 2002, a total of 835,800 vehicles rolled off the production line. In the same period of 2001, production was scaled back to 764,800 units, due to the uncertain outlook following the events of September 2001.

(in millions of euros)	2002	2001	2000
Automobile	**372**	(367)	(474)
Transportation and Logistics	**27**	17	(220)
Automotive Equipment	**84**	(127)	(37)
Other businesses	**(153)**	55	493
Total manufacturing and sales companies	**330**	(422)	(238)

New vehicle inventories at end-2002 were 1% down on their year-earlier level, despite the sharp rise in sales to markets outside Western Europe. Delivery times to these markets are longer than in Western Europe, with the result that average inventories are larger. The low inventories of the last three years are the direct result of strong demand for Peugeot and Citroën vehicles and improved Automobile Division supply chain management:

(in units)	New vehicles inventories		
	Manufacturer	Dealer network	Total
December 31, 2000	217,300	48,400	266,300
June 30, 2001	271,000	55,200	326,400
December 31, 2001	222,200	49,400	272,300
June 30, 2002	229,000	51,000	280,000
December 31, 2002	**216,500**	53,000	269,500

Automotive Equipment working capital declined by €84 million in 2002, after increasing by €127 million in 2001 (on a comparable basis) and €37 million in 2000.

3.2. Cash flows from operating activities – finance companies
Net cash provided by operating activities of the finance companies totaled €796 million in 2002 versus €1,820 million in 2001.

Working capital provided by operations – corresponding more or less to net income – amounted to €239 million in 2002, €160 million in 2001 and €222 million in 2000. Changes in operating assets and liabilities had a positive impact of €557 million in 2002 and €1,660 million in 2001. These figures correspond to the combined effect of changes in outstanding loans and the related refinancing, and to a lesser extent, to changes in other operating receivables and payables. As such, they primarily reflect Banque PSA Finance's drive to build up cash reserves, in accordance with its financing strategy (see section 1 above).

3.3. Cash flows from investing activities
In 2002, gross capital expenditure amounted to €2,802 million. This was slightly below the 2001 amount of €2,947 million, which in turn was close to the 2000 figure of €2,932 million. Capital expenditure over the last three years is in line with the Group's medium-term target of capping capital budgets at €3,000 million per year. The main programs concern new product launches and the extension of the Group's international presence. Capital expenditure, like R&D spending, has been contained thanks to the effectiveness of the platform strategy, which allows plant and tooling dedicated to a platform to be reused for all vehicles developed on the platform concerned.

Capital expenditure breaks down as follows by business:

Gross capital expenditure

(in millions of euros)	2002	2001	2000
Automobile	**2,357**	2,398	2,497
Transportation and Logistics	**51**	85	74
Automotive Equipment	**351**	436	290
Other businesses	**31**	19	37
Total manufacturing and sales companies	**2,790**	2,938	2,898
Finance companies	**12**	9	34
Total PSA Peugeot Citroën	**2,802**	2,947	2,932

At €177 million, proceeds from disposals of fixed assets returned to their recurring level in 2002, after peaking at €450 million in 2001. In 2000, fixed asset disposals generated a cash inflow of €103 million. The 2001 figure included the €271 million proceeds from the sale of a real estate complex in the Paris area, which had become surplus to requirements.

Cash outlays for acquisitions of shares in consolidated and non-consolidated companies represented a low €81 million. Most of this amount consisted of the Group's contribution to the initial capital of Toyota Peugeot Citroën Automobiles (TPCA). Cash outlays in 2001, totaling €1,608 million, included the €1,495 million acquisition of Sommer Allibert's automobile business and €63 million used to buy out the Rio de Janeiro state government's stake in Peugeot Citroën do Brasil. The 2000 total of €182 million primarily corresponded to the Group's €137 million contribution to a share issue by Dong Feng Citroën Automotive Company (DCAC).

3.4. Cash flows from financing activities
Including the finance companies, financing activities generated a net cash outflow of €2,474 million. In 2001 and 2000, these activities generated net cash inflows of €3,416 million and €696 million respectively.

Cash outflows include dividend payments by Peugeot S.A., in the amount of €294 million in 2002, versus €217 million in 2001 and €118 million in 2000. Net cash outflows related to share buybacks totaled €556 million, corresponding to the buyback of 12,231,422 shares at an average price of €45.42. Of the total, €517 million are included in stockholders' equity, under "Treasury stock" and €39 million – corresponding to shares acquired for allocation on exercise of stock options – are included in assets under "Short-term investments". In 2001, a total of 10,424,509 Peugeot S.A. shares were bought back (net of shares sold during the period) at an average price of €46.40, representing a total cash outflow of €484 million. In 2000, 7,802,226 Peugeot S.A. shares were bought back at an average price of €32.93, representing a cash outlay of €257 million. During 2000, the Group also bought back €555 million worth of 1994-2001 2% convertible debentures.

4. CONSOLIDATED FINANCIAL POSITION

4.1. Stockholders' equity

Net income for 2002 helped to further increase the Group's stockholders' equity, which rose to €10,984 million as of December 31, 2002 from €10,282 million a year earlier.

Net assets per share, based on the number of shares outstanding excluding treasury stock, rose 12.2% to €45.03 as of December 31, 2002, from €40.15 at the previous year-end. The end-2001 figure was 12.4% above net assets per share of €35.70 as of December 31, 2000. As of December 31, 2002, net assets per share represented 109% of the share price.

4.2. Net financial position – manufacturing and sales companies

The net financial position of the manufacturing and sales companies, which is described in detail in note 42 to the consolidated financial statements, represents the best indicator of the Group's financial position with regard to outside sources of financing. For the manufacturing and sales companies, it represents net cash and cash equivalents – corresponding to cash and short-term investments less short-term financing – and the difference between long-term borrowings and long-term loans.

As of December 31, 2002, the manufacturing and sales companies had net cash of €594 million versus net debt of €511 million as of December 31, 2001 and net cash of €1,407 million at end-2000.

The negative swing in 2001 was due to Faurecia's €1,495 million acquisition of Sommer Allibert's automobile business. It also reflects the assumption of the €290 million in net debt of this business. Net cash provided by operations of the manufacturing and sales companies, in the amount of €3,018 million, more than covered net capital expenditure of €2,495 million, dividend payments of €217 million and €484 million worth of share buybacks.

In 2002, the swing from net debt to significant net cash reflects the sharp rise in net cash provided by operations of the manufacturing and sales companies, to €4,389 million. This amount was more than enough to cover net capital expenditure of €2,618 million, dividend payments of €337 million and share buybacks. The net cash position was also boosted by the €307 million positive effect of exchange rate changes on debt – primarily concerning the local currency debt taken on to finance part of the cost of the new automobile assembly plant in Brazil – and the €89 million in proceeds from sales of marketable securities carried on the balance sheet at historical cost.

5. SUPPLEMENTARY PENSION AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

PSA Peugeot Citroën Group employees in certain countries are entitled to pension or supplementary pension benefits, payable annually, or lump sum retirement bonuses paid at the time of retirement. Some of these plans are defined benefit plans, under which benefit payments are determined based on a range of criteria including the employee's age, years of service, salary level and benefit entitlements under the social security system. Others are defined contribution plans entitling employees to fixed benefits determined by reference to the capital built up through employee and employer contributions to external funds, including the reinvested yield from the investment of these funds on the financial market.

Group policy emphasizes defined contribution plans, which are more effective in guaranteeing future benefits and also avoid exposing the Group to financial risks related to its benefit obligations. In 2002, the Group set up defined contribution plans in Spain and Brazil. In France, the Group has curtailed its defined benefit plan. Under the terms of the curtailment, participating employees no longer acquire any further benefit entitlements under the plan beyond June 30, 2002 except for those employees who were over 59 years old at that date. The plan has been replaced by a defined contribution plan set up for all employees whose compensation exceeds the ceiling for French social security contributions. The plan will be funded by employer and employee contributions set at 4% and 2% respectively of the portion of salary in excess of the social security ceiling. The Group's benefit obligations under the former defined benefit plan at June 30, 2002, towards employees who were less than 59 years of age at that date, have been transferred in full to a leading insurance company, in exchange for a lump sum payment of €384 million. This amount was financed by a €228 million transfer from external funds set up in prior years and a cash payment covering the balance. The effect of this transaction on the Group's results of operations and balance sheet is presented in detail in note 46 to the consolidated financial statements.

Along with this major change in pension benefit arrangements in France, the defined benefit plans set up by the Group for the employees of its UK subsidiaries have been closed to new entrants effective from May 2002. Employees recruited after the plans were closed are covered by a new defined contribution plan whereby the employer will add to contributions paid by each employee. Other employees continue to be covered by the former defined benefit plans. In 2002, employee contributions to these plans were increased to 4% of salary from 3% previously.

The present value of the Group's benefit obligations under the remaining defined benefit plans is calculated in accordance with Statement of Financial Accounting Standards (SFAS) 87.

The obligations are funded by contributions to external institutions responsible for managing the funds set up to finance future benefit payments. The type of institution depends on the applicable legislation in each country concerned. The level of funding is adjusted at regular intervals to take account of changes in the amount of related benefit obligations, in line with the Group's policy of externally funding its obligation except in cases where this is not possible or desirable from a legal, financial or tax standpoint. In these cases, reserves have been booked in the consolidated balance sheet to cover any shortfall in funds.

The total benefit obligation is calculated at the end of each year as explained above. The periodic pension cost, determined after taking into account funds managed by external institutions, corresponds to:

- the service cost, representing the additional rights acquired by employees during the year, generally based on their period of service with the Group;
- interest cost, corresponding to adjustments to the present value of the opening vested rights of employees to take account of the fact that the period to the future benefit payment date has been reduced by one year;
- amortization of the transition obligation resulting from changes in certain assumptions underlying each three-yearly actuarial valuation, and the difference between the actual return on external funds and the standard return on long-term investments;
- less the estimated yield on the external funds for the following year.

In 2002, the Group reviewed the assumptions used to calculate benefit obligations and periodic pension cost, in the light of the major changes in the economy and financial markets during the year. The discount rate applied to future benefit obligations under French plans was lowered by 0.5 points to 5.25% and was maintained at 6% for UK plans. The inflation rate applied for UK plans was raised by 0.25 points to 2.25% and the rate for French plans was maintained at 1.75%. Lastly, the expected yield on external funds was lowered from 7.50% to 6.50% for French plans and kept at 7.25% for UK plans, for the calculation of 2003 periodic pension costs. The reduction in expected yields was based on an analysis of historical yields over a long period. In France, external funds generated negative actual yields of 2.6% in 2002 and 0.9% in 2001, and a positive yield of 3.3% in 2000. The average yield over the last 12 years was a positive 7.6%. In the United Kingdom, external funds generated negative actual yields of 13% in 2002, 9.9% in 2001 and 4.6% in 2000. The average yield over the last 12 years was a positive 8.3%. In both countries, the period of 12 years corresponds to the average duration of benefit obligations.

As of December 31, 2002, the discounted present value of future benefit obligations stood at €2,725 million versus €2,879 million at end-2001. The decrease primarily reflects benefit payments of €105 million and the €384 million curtailment impact resulting from the transfer to an insurance company of the total benefit obligation towards employees less than 59 years of age under the French defined benefit plan. These reductions were partly offset by the 2002 service cost, which is now essentially limited to benefit entitlements acquired under UK plans, and the adjustment to opening benefit obligations. Together, these two items totalled €235 million. Changes in actuarial assumptions – mainly discount rates and inflation rates, as explained above – had the effect of increasing the benefit obligation by €199 million.

As of December 31, 2002, deferred items amortized over the average remaining service lives of employees, amounted to €980 million, compared with €638 million at end 2001. The increase includes €199 million in actuarial differences arising from the change in actuarial assumptions at the end of 2002, and the €300 million difference between standard and actual yields on the external funds used to finance benefit payments. The impact of these items was partly offset by the recognition in the income statement of €95 million worth of actuarial differences related to benefit obligations towards employees less than 59 years of age under the French defined benefit plan, as well as by the €35 million amortization of deferred items at year-end 2001.

External funds used to finance benefit payments contracted to €1,668 million as of December 31, 2002 from €2,108 million at end-2001. The decline was primarily attributable to the withdrawal of €228 million from these funds to finance part of the €384 million lump sum payment made to an insurance company in exchange for the transfer to this company of the Group's entire obligation towards employees less than 59 years of age under the defined benefit plan. It also reflected a €160 million fall in the value of the external funds.

Reserves carried on the balance sheet in respect of the portion of benefit obligations not covered by external funds amounted to €247 million as of December 31, 2002 and €244 million at end-2001.

The Group has no obligation to pay additional contributions to external funds, other than in the United Kingdom, apart from the obligation to pay benefits when they fall due. In the United Kingdom, based on the present value of external funds, the Group may be required by local regulations to pay a maximum of €70 million in additional contributions in each of the next three years.

The charge recorded in accordance with the standards described above amounted to €130 million, excluding the effect of the exceptional amortization of deferred items related to employees in France under 59 years of age. Charges for 2001 and 2000 stood at €90 million and €85 million respectively. The estimated charge for 2003 is €164 million.

Return on capital employed

1. DEFINITION AND METHODS

Return on capital employed (ROCE) has been selected as the standard indicator of the Group's overall financial performance. Capital employed includes the value of all operating assets and liabilities used by the Group in its business operations. Return on capital employed is measured on the basis of income generated by capital employed, which corresponds mainly to operating margin plus or minus the other income and expense items included in the ROCE calculation.

Pre-tax ROCE corresponds to the ratio of income generated by capital employed to total capital employed at December 31 of each year. The definition and the calculation of capital employed, income generated by capital employed and return on capital employed are presented in note 44 to the consolidated financial statements. After-tax ROCE is calculated on the basis of a standard income tax rate of 33 1/3%, corresponding to the average tax rate applied to the Group's recurring results of operations.

2. CAPITAL EMPLOYED

Capital employed stood at €15,407 million as of December 31, 2002, slightly down on the end-2001 figure. The accounting for DCAC had an impact of €259 million. Based on a comparable scope of consolidation, capital employed contracted by 3.2%, reflecting the Group's success in containing capital expenditure, which is increasingly covered by depreciation of operating assets. The decrease also reflects tight control over inventories, which were virtually unchanged at December 31, 2002 compared with the previous year-end, and even slightly lower in the case of new vehicle inventories. Lastly, capital employed was favorably impacted by the increase in supplier credit to a more normal level. This item dropped sharply at the end of 2001, due to the scaling down of production in the fourth quarter (see Group Financing, 3.1 above).

Capital employed amounted to €15,654 million as of December 31, 2001, up €2,666 million on the end-2000 figure. The increase stemmed from Faurecia's acquisition of Sommer Allibert's automobile business, which had capital employed of €1,986 million at the date of acquisition. Based on a comparable scope of consolidation, capital employed rose by

€680 million or 5.2% compared with end-2000. This increase, which was significantly below the rate of sales growth, was due to the same factors as in 2002, except for the late-2001 reduction in supplier credit (due to low production output in the final months of the year), which had the effect of increasing capital employed.

Capital employed

(in millions of euros)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Automobile	**9,687**	9,828	8,901
Finance companies	**1,680**	1,490	1,327
Transportation and Logistics	**405**	430	429
Automotive Equipment	**3,943**	4,071	2,168
Other businesses and consolidation adjustments	**(307)**	(165)	163
Total PSA Peugeot Citroën	**15,407**	15,654	12,988

3. RETURN ON CAPITAL EMPLOYED

After-tax ROCE rose sharply to 12.4% in 2002 from 11.0% in 2001 and 11.1% in 2000, reflecting the combined benefits of higher operating margin and slightly lower capital employed. Automobile division after-tax return on capital employed improved to 16.0% from 14.4% in 2001.


(in %)
Automobile
Group
18
16
14
12
10
16.0
14.4
12.8
12.4
11.1
11.0
2000
2001
2002

Management of operational and financial risks

The PSA Peugeot Citroën Group is exposed to various risks in the normal course of business. These risks are managed and hedged by applying procedures that are defined and monitored at Group level. They include both operational and financial risks. In addition, the Group is exposed to specific risks on the activities of the finance companies.

1. OPERATIONAL RISKS

The Group has created a risk prevention and management organization charged with implementing appropriate measures to limit the consequences of events affecting Group operations and prevent, to the extent possible, the risk of project management failures or organizational dysfunctions.

The corporate Risk Prevention and Management Department guarantees the consistency of operational risk management initiatives and their cross-functional implementation. It defines risk identification and assessment methods, and helps to define and control risk management plans. It is supported by a network of correspondents or experts working in the Group's various departments and facilities, who are responsible for deploying Group risk prevention policies in their units and monitoring the status of preventive and corrective action plans. Risks are assessed in detail using a Group-wide method and annual programs are implemented to manage them. This means that potential vulnerabilities are identified early and that protective or preventive measures are commensurate with the risks involved.

The main operational risks are risks likely to disrupt or halt the Group's design, production or distribution activities, or to pose a threat to the Group's employees or its tangible or intangible assets. They include the risk of damage to research facilities, data processing centers, production or distribution units, as well as incidents affecting the integrity, confidentiality and use of Group information systems and computerized data, and damage to the Group's reputation.

Systematic prevention programs deal, in particular, with fire risks, risks concerning the supply of components and the protection of vehicle inventories. The Group invests in data protection and back-up programs, data processing center security programs and training in data control techniques for employees. Special attention is paid to the environmental impact of manufacturing facilities. The design specifications of plant and equipment include processes and devices to control pollution and environmental risks. The corporate Risk Management and Prevention Department centrally manages environmental risks related to manufacturing operations and regularly publishes Group-level environmental reports.

The structures dedicated to managing environmental risks, at the Automobile Division's production plants and elsewhere in the organization, comply with ISO 14001 environmental management standards. Worldwide, the Group's 20 main production plants all earned ISO 14001 certification between 1999 and 2002 and a further four sites will be certified in 2003. The ISO certification program is supported by annual capital expenditure budgets for environmental projects. All industrial projects are reviewed by the design department, the plant concerned, technical department experts and Group environmental specialists in order to identify the potential risks and devise appropriate responses.

Group policy in the area of insurance focuses on risk prevention. All major risks are insured and deductibles are set at appropriate levels. All insurance cover is taken out with leading insurers and reinsurers based on the recommendations of top ranking insurance advisors specialized in major risks. The Group's global insurance programs cover the following main risks:

- Damage to property and resulting operating losses, up to a maximum of €1,500 million, excluding the Automotive Equipment business, and €228 million for the Automotive Equipment business.
- Liability claims resulting from personal injury or tangible or intangible losses arising from the use of the Group's products or otherwise, up to amaximum of €150 million excluding the Automotive Equipment business, which has taken out specific cover for these risks.
- Theft or damage to new vehicles held on storage lots, up to a maximum of €46 million.
- Theft or damage to vehicles and components during transport, up to a maximum of €45 million.

Thanks to its good insurance record, the Group has been able to renew the cover provided by its insurance programs for 2003 without having to pay significantly higher premiums, despite the sharp rise in rates in the global insurance market.

2. LEGAL AND REGULATORY RISKS

The PSA Peugeot Citroën Group is exposed to legal risks as an employer and in connection with the design and distribution of vehicles, the purchase of components and the supply of services. To manage these risks, the Group implements preventive policies in the areas of workplace hygiene and safety, the manufacturing environment, industrial and intellectual property. Priority is also given to vehicle safety and the quality of the Group's products and services.

The Automobile Division may become involved in claims and litigation arising from its dealings with the dealer network and customers. Motor vehicle distribution and after-sales services in Europe are subject to the new European Union Block Exemption Regulation 1400/02 dated July 31, 2002. The Group does not expect its Automobile Division to be exposed to any specific legal or regulatory risks as a result of the new regulations.

As of December 31, 2002, no Group company was involved in any claims or litigation that had or were likely to have a material impact on the Group's accounts.

3. FINANCIAL RISKS

PSA Peugeot Citroën is exposed to financial risks in connection with its automobile business and other manufacturing activities, including the risk of losses due to unfavorable changes in exchange rates affecting the currencies of countries where it manufactures products—primarily in the euro zone—and the countries in which these products are sold. The introduction of the euro at the beginning of 1999 has had the effect of reducing these risks, which now primarily concern the British pound and, to a lesser extent, the Argentine peso, the Brazilian real, the Polish zloty and the Japanese yen.

Currency risks of the Automobile Division are managed primarily by having the manufacturing companies bill the sales companies in the sales companies' local currency, except in those rare cases where the sales company's local currency is not convertible. Currency risks on these inter-company billings are systematically hedged by means of forward contracts maturing on the invoice settlement date, which is determined based on the subsidiaries' operating cycle. The hedges are set up by a specialized subsidiary, PSA International, or on PSA International's instructions in the case of non-convertible currencies.

In accordance with these principles, currency risks on future sales are not hedged, with the result that future operating margin may vary depending on exchange rates. As of December 31, 2002, however, the Group had purchased Japanese yen put options in a total nominal amount of €765 million to guarantee a minimum exchange rate for its vehicle sales in Japan until the end of 2005.

On the basis of the 2002 figures, the Group estimates that a 1% fluctuation in the euro against all other currencies would have an impact of around €70 million on consolidated operating margin. A 1% change in the pound-euro exchange rate would have an impact of around €38 million on consolidated operating margin.

The exposure of the Group's manufacturing and sales activities to changes in interest rates is not material.

The Group places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot and Citroën dealers are managed within the framework of the sales financing system described below. Appropriate mechanisms have been set up to guarantee the security of payments from other Group customers. Inter-company settlements are systematically covered against political risks whenever necessary.

4. RISKS ASSOCIATED WITH THE ACTIVITIES OF THE FINANCE COMPANIES

The Group finance companies provide financing for dealer vehicle and replacement parts inventories and offer a wide range of loans and lease financing solutions to customers, together with related services. As a result, they are exposed to credit risks. Wholesale financing credit risks are spread across a large number of dealers and are managed internally by Credit Committees set up in each country as well as by a Group Credit Committee, based on clearly defined, closely monitored credit limits. Retail financing credit risks, which are spread across an even larger number of customers, are managed using credit-scoring procedures. In addition, significant individual credit risks are managed using procedures similar to those applied to manage wholesale financing credit risks.

Reserves are booked for residual risks, on a statistical basis, as soon as the financing is granted. The percentage of the total risk covered by a reserve is adjusted at regular intervals based on the Group's loss experience, determined country-by-country. Specific allowances are booked for significant individual risks, as soon as they are identified.

The bulk of the finance companies' refinancing needs are covered by the equity capital allocated to these companies, the issuance of debt securities and bank borrowings. The finance companies are therefore exposed to the risk of mismatches between assets and liabilities, in terms of maturities, currencies and interest rates. The Group's policy consists of neutralizing the impact of changes in interest rates and exchange rates on the finance companies' operating margin by using appropriate financial instruments to match interest rates and currencies between assets and liabilities.

The permanent need to have sufficient resources to refinance the finance business also exposes the Group to liquidity risks. These risks are covered as part of the financing strategy (see Group Financing 1. above), by matching financing maturities to the related assets, by using free cash flow and unused confirmed lines of credit, by extensively diversifying financing resources and by maintaining adequate capital ratios at Banque PSA Finance.

The Group is exposed to counterparty risks on transactions carried out on financial markets in connection with the management of currency and interest rate risks and payment flows. It keeps these risks to a minimum through internal control procedures that restrict the choice of counterparties to leading banks and financial institutions.



First-quarter 2003 sales

Consolidated sales for the first three months of 2003 amounted to €13,841 million, a 3.0% increase from the €13,439 million reported in first-quarter 2002.

Automobile Division sales rose by 3.1% during the quarter to €11,222 million, while worldwide unit sales were up 1.7% to 823,800 vehicles.

In Western Europe, where demand for passenger cars and light commercial vehicles contracted by 2.6% in the first quarter, PSA Peugeot Citroën increased registrations by 2.5%, driving further gains in market share, to an aggregate 16.4% from 15.5% at March 31, 2002. Compared to the prior-year period, Group market share increased in France (35.2%, versus 33.9%), Spain (23.3%, versus 22.3%) and Germany (5.9%, versus 5.5%), as well as, to a greater extent, in Italy (11.8%, versus 9.2%) and the rest of Europe (16.3%, versus 14.9%).

Unit sales in Western Europe (i.e., vehicles invoiced to dealers) rose by 1.4% during the period to 660,000 units.

Outside Western Europe, first-quarter sales increased by 2.9% to 163,800 units.

In the Central and Eastern Europe and Turkey region, where overall demand has started to recover, sales were up 31.5% to 46,000 units.

Sales in Latin America declined 10.8% to 26,900 units. In Brazil, sales retreated 8.5% to 15,200 units, in line with the market, but market share rose to 4.9% from 4.5% in the prior-year period.

Demand continued to surge in China, rising 94% year-on-year, while Group sales climbed 120.6% to 26,500 units. Market share reached 7.2% at March 31, 2003.

The finance companies reported a 3.6% increase in revenues, to €431 million, while Banque PSA Finance's total loans outstanding rose 6.6% to €18.9 billion. A total of 220,700 new loans were originated during the quarter, up 7% from the prior-year period.

Sales by the transportation and logistics business rose 6.8% to €695 million from €651 million at March 31, 2002.

The automotive equipment business reported sales of €2,582 million, versus €2,391 million in the prior-year period. Excluding the impact of lower prices for the catalysts used in exhaust systems, sales were up 10.7% reflecting sustained demand for Faurecia's products, particularly car seats.

Sales by the other businesses amounted to €218 million, versus €238 million in first-quarter 2002.



Statistics





PASSENGER CAR REGISTRATIONS IN EUROPE BY COUNTRY

	2002	2001	2000
France	**2,145,100**	2,254,700	2,133,900
Austria	**279,500**	293,500	309,400
Belgium-Luxemburg	**511,000**	531,500	557,100
Denmark	**111,600**	96,200	112,700
Finland	**116,900**	109,500	134,600
Germany	**3,252,900**	3,341,700	3,378,300
Greece	**268,500**	280,200	290,200
Ireland	**156,100**	164,700	230,800
Italy	**2,270,900**	2,413,500	2,423,100
Netherlands	**510,700**	530,200	597,600
Norway	**88,700**	92,000	97,400
Portugal	**226,100**	255,200	257,900
Spain	**1,331,900**	1,425,600	1,381,300
Sweden	**254,600**	246,600	290,500
Switzerland	**296,100**	316,600	316,500
United Kingdom	**2,563,600**	2,458,800	2,221,700
TOTAL WESTERN EUROPE (17 countries)	**14,384,200**	14,810,500	14,733,000

Source : C.C.F.A.

LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2002	2001	2000
France	**404,900**	433,900	415,000
Austria	**22,400**	24,100	27,200
Belgium-Luxemburg	**54,000**	64,400	57,200
Denmark	**32,200**	31,500	33,100
Finland	**15,300**	15,100	15,100
Germany	**192,600**	206,300	212,300
Greece	**18,800**	20,600	23,000
Ireland	**34,700**	38,700	41,500
Italy	**254,700**	230,700	225,500
Netherlands	**81,100**	84,200	96,600
Norway	**24,700**	33,800	31,600
Portugal	**79,400**	98,900	152,800
Spain	**269,100**	287,700	299,200
Sweden	**28,900**	29,200	31,800
Switzerland	**23,000**	25,400	24,100
United Kingdom	**271,800**	259,800	245,200
TOTAL WESTERN EUROPE (17 countries)	**1,807,600**	1,884,300	1,931,200

Source : C.C.F.A.

PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY MANUFACTURER

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
Peugeot Marque	**1,437,100**	**8.9**	1,443,600	8.7	1,318,900	7.9
Citroën Marque	**1,073,900**	**6.6**	1,060,400	6.3	959,600	5.8
PSA Peugeot Citroën	**2,511,000**	**15.5**	2,504,000	15.0	2,278,500	13.7
Volkswagen Group	**2,797,800**	**17.3**	2,965,100	17.8	2,956,400	17.7
Renault	**1,827,600**	**11.3**	1,863 100	11.2	1,830,300	11.0
Ford Group	**1,823,500**	**11.3**	1,863,400	11.2	1,795,900	10.8
General Motors Group	**1,545,700**	**9.6**	1,688,600	10.1	1,683,300	10.1
Fiat Group	**1,455,600**	**9.0**	1,686,200	10.1	1,737,000	10.4
Daimler-Chrysler	**1,118,500**	**6.9**	1,121,000	6.7	1,085,100	6.5
Toyota Group	**709,900**	**4.4**	635,000	3.8	645,700	3.9
BMW	**617,700**	**3.8**	545,000	3.3	499,900	3.0
Other Japanese marques	**1,147,400**	**7.1**	1,137,300	6.8	1,309,300	7.9
Korean Marques	**422,900**	**2.6**	449,800	2.7	558,600	3.4
Other Marques	**214,200**	**1.3**	236,300	1.5	284,100	1.7

Source : C.C.F.A.

PSA PEUGEOT CITROËN GROUP - PASSENGER CAR REGISTRATIONS IN EUROPE BY COUNTRY

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**720,200**	**33.6**	761,900	33.8	659,100	30.9
Austria	**24,300**	**8.7**	23,300	7.9	21,000	6.8
Belgium-Luxemburg	**109,700**	**21.5**	104,400	19.7	98,400	17.7
Denmark	**30,400**	**27.2**	24,500	25.4	21,900	19.5
Finland	**14,500**	**12.4**	12,200	11.1	12,500	9.3
Germany	**174,600**	**5.4**	158,400	4.7	150,500	4.5
Greece	**39,600**	**14.8**	36,600	13.0	37,900	13.1
Ireland	**13,500**	**8.7**	12,100	7.3	14,700	6.4
Italy	**225,600**	**9.9**	195,400	8.1	183,100	7.6
Netherlands	**75,100**	**14.7**	69,300	13.1	65,100	10.9
Norway	**10,100**	**11.4**	9,200	10.0	7,800	8.0
Portugal	**41,500**	**18.4**	42,500	16.7	40,000	15.5
Spain	**295,200**	**22.2**	311,900	21.9	306,100	22.2
Sweden	**22,500**	**8.9**	16,400	6.7	12,600	4.3
Switzerland	**26,900**	**9.1**	26,600	8.4	24,900	7.9
United Kingdom	**339,300**	**13.2**	334,800	13.6	273,600	12.3
TOTAL WESTERN EUROPE (17 countries)	**2,163,000**	**15.0**	2,139,500	14.5	1,929,200	13.1

Statistics

PSA PEUGEOT CITROËN GROUP - LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**144,400**	**35.7**	151,500	34.9	152,000	36.6
Austria	**2,000**	**8.9**	2,400	10.1	2,500	9.1
Belgium-Luxemburg	**14,100**	**26.1**	16,800	26.1	12,900	22.6
Denmark	**6,500**	**20.1**	6,800	21.7	6,200	18.6
Finland	**2,000**	**12.6**	1,700	11.3	1,500	10.1
Germany	**11,800**	**6.2**	12,900	6.3	11,700	5.5
Greece	**1,400**	**7.4**	1,700	8.1	1,200	5.1
Ireland	**4,700**	**13.5**	5,500	14.1	6,300	15.2
Italy	**18,200**	**7.2**	14,200	6.2	11,200	5.0
Netherlands	**12,100**	**15.0**	14,400	17.1	14,300	14.9
Norway	**3,400**	**13.5**	5,700	16.8	3,400	10.7
Portugal	**15,900**	**20.0**	17,100	17.3	20,300	13.3
Spain	**66,100**	**24.6**	70,400	24.5	68,800	23.0
Sweden	**4,900**	**17.0**	4,300	14.6	3,500	10.9
Switzerland	**2,000**	**8.6**	2,100	8.2	2,000	8.5
United Kingdom	**38,500**	**14.2**	37,000	14.3	31,500	12.9
TOTAL WESTERN EUROPE (17 countries)	**348,000**	**19.3**	364,500	19.4	349,300	18.1

PSA PEUGEOT CITROËN GROUP - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**864,600**	**33.9**	913,400	34.0	811,100	31.8
Austria	**26,300**	**8.7**	25,700	8.1	23,400	7.0
Belgium-Luxemburg	**123,800**	**21.9**	121,300	20.4	111,400	18.1
Denmark	**36,900**	**25.6**	31,300	24.5	28,100	19.3
Finland	**16,400**	**12.4**	13,900	11.2	14,000	9.3
Germany	**186,400**	**5.4**	171,300	4.8	162,200	4.5
Greece	**41,000**	**14.3**	38,200	12.7	39,000	12.5
Ireland	**18,200**	**9.5**	17,600	8.6	21,000	7.7
Italy	**243,900**	**9.7**	209,600	7.9	194,300	7.4
Netherlands	**87,200**	**14.7**	83,600	13.6	79,400	11.4
Norway	**13,400**	**11.9**	14,900	11.8	11,200	8.7
Portugal	**57,400**	**18.8**	59,700	16.8	60,300	14.7
Spain	**361,400**	**22.6**	382,300	22.3	374,900	22.3
Sweden	**27,400**	**9.7**	20,700	7.5	16,100	5.0
Switzerland	**28,800**	**9.0**	28,700	8.4	27,000	7.9
United Kingdom	**377,900**	**13.3**	371,800	13.7	305,100	12.4
TOTAL WESTERN EUROPE (17 countries)	2,511,000	**15.5**	2,504,000	15.0	2,278,500	13.7

PEUGEOT MARQUE - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**507,800**	**19.9**	543,400	20.2	472,500	18.5
Austria	**17,600**	**5.8**	17,200	5.4	14,800	4.4
Belgium-Luxemburg	**64,300**	**11.4**	62,700	10.5	61,800	10.1
Denmark	**21,200**	**14.8**	18,500	14.5	17,200	11.8
Finland	**8,500**	**6.5**	7,900	6.3	8,600	5.7
Germany	**113,200**	**3.3**	106,200	3.0	106,200	3.0
Greece	**22,700**	**7.9**	18,100	6.0	17,500	5.6
Ireland	**10,700**	**5.6**	10,400	5.1	12,500	4.6
Italy	**143,100**	**5.7**	126,400	4.8	112,200	4.2
Netherlands	**55,900**	**9.4**	55,400	9.0	52,800	7.6
Norway	**8,700**	**7.6**	10,200	8.1	7,500	5.9
Portugal	**31,900**	**10.4**	32,500	9.2	34,400	8.4
Spain	**171,900**	**10.7**	182,300	10.6	169,000	10.1
Sweden	**17,200**	**6.1**	13,100	4.8	11,400	3.5
Switzerland	**18,100**	**5.7**	18,700	5.5	18,300	5.4
United Kingdom	**224,300**	**7.9**	220,600	8.1	202,200	8.2
TOTAL WESTERN EUROPE (17 countries)	**1,437,100**	**8.9**	1,443,600	8.7	1,318,900	7.8

CITROËN MARQUE - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2002		2001		2000	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**356,800**	**14.0**	370,000	13.8	338,600	13.3
Austria	**8,700**	**2.9**	8,500	2.7	8,700	2.6
Belgium-Luxemburg	**59,500**	**10.5**	58,500	9.8	49,600	8.1
Denmark	**15,600**	**10.9**	12,800	10.0	10,900	7.5
Finland	**7,900**	**6.0**	6,000	4.9	5,400	3.6
Germany	**73,200**	**2.1**	65,200	1.8	55,900	1.6
Greece	**18,200**	**6.4**	20,000	6.7	21,600	6.9
Ireland	**7,500**	**3.9**	7,100	3.5	8,500	3.1
Italy	**100,800**	**4.0**	83,300	3.2	82,100	3.1
Netherlands	**31,300**	**5.3**	28,300	4.6	26,600	3.8
Norway	**4,800**	**4.2**	4,700	3.7	3,600	2.8
Portugal	**25,500**	**8.4**	27,100	7.7	25,800	6.3
Spain	**189,500**	**11.8**	200,100	11.7	205,900	12.3
Sweden	**10,300**	**3.6**	7,600	2.8	4,700	1.5
Switzerland	**10,700**	**3.4**	9,900	2.9	8,700	2.6
United Kingdom	**153,600**	**5.4**	151,300	5.6	103,000	4.2
TOTAL WESTERN EUROPE (17 countries)	**1,073,900**	**6.6**	1,060,400	6.4	959,600	5.8


125

PSA PEUGEOT CITROËN GROUP - PRODUCTION BY MODEL

(passenger cars and light commercial vehicles)	2002	2001	2000
PEUGEOT MARQUE			
106	**69,500**	112,400	137,500
206	**843,900**	820,100	737,400
306	**15,500**	124,900	278,300
307	**534,500**	308,200	500
405	**124,000**	80,000	57,400
406	**125,500**	192,100	259,500
504	**3,100**	4,900	5,800
607	**27,200**	37,800	23,500
806	**-**	20,000	22,400
807	**14,800**	-	-
Expert	**28,600**	32,300	29,500
Partner	**118,100**	130,000	110,600
J9	**-**	-	3,000
Boxer	**42,500**	43,600	44,400
TOTAL	**1,947,200**	1,906,300	1,709,800
(of which diesel-powered versions)	**(888,700)**	(852,000)	(767,700)
(of which passenger cars)	**(1,764,500)**	(1,720,100)	(1,528,900)
(of which light commercial vehicles)	**(182,700)**	(186,200)	(180,900)
CITROËN MARQUE			
Saxo	**155,600**	242,800	289,300
C3	**204,300**	300	-
ZX	**79,400**	52,900	53,900
Xsara	**449,800**	459,600	453,700
C5	**157,100**	157,100	800
Xantia	**-**	26,300	79,600
XM	**-**	-	2,400
Synergie	**-**	17,500	17,500
C8	**11,900**	-	-
Dispatch	**24,900**	26,700	24,100
C15	**30,600**	34,600	40,100
Berlingo	**162 300**	170,400	168,400
Relay	**39,000**	41,800	37,800
TOTAL	**1,314,900**	1,230,000	1,167,600
(of which diesel-powered versions)	**(735,300)**	(689,300)	(637,100)
(of which passenger cars)	**(1,129,500)**	(1,037,600)	(981,300)
(of which light commercial vehicles)	**(185,500)**	(192,400)	(186,300)
TOTAL PSA Peugeot Citroën	**3,262,100**	3,136,300	2,877,400
(of which diesel-powered versions)	**(1,624,000)**	(1,541,300)	(1,404,800)
(of which passenger cars)	**(2,894,000)**	(2,757,700)	(2,510,200)
(of which light commercial vehicles)	**(368,100)**	(378,600)	(367,200)

PSA PEUGEOT CITROËN GROUP - WORLDWIDE SALES

(passenger cars and light commercial vehicles)	2002	2001	2000
WESTERN EUROPE			
France:			
Peugeot	**513,300**	550,500	486,400
Citroën	**358,000**	364,700	346,400
PSA Peugeot Citroën	**871,300**	915,200	832,800
Other Western European countries:			
Peugeot	**948,500**	934,500	863,600
Citroën	**737,200**	695,800	639,900
PSA Peugeot Citroën	**1,685,700**	1,630,300	1,503,500
TOTAL WESTERN EUROPE			
Peugeot	**1,461,800**	1,485,000	1,350,000
Citroën	**1,095,200**	1,060,500	986,300
PSA Peugeot Citroën	**2,557,000**	2,545,500	2,336,300
REST OF THE WORLD			
Central and Eastern Europe and Turkey:			
Peugeot	**109,100**	89,700	92,800
Citroën	**59,600**	45,400	51,100
PSA Peugeot Citroën	**168,700**	135,100	143,900
Africa:			
Peugeot	**55,400**	53,000	37,700
Citroën	**17,300**	18,500	13,000
PSA Peugeot Citroën	**72,700**	71,500	50,700
The Americas:			
Peugeot	**90,700**	89,200	86,200
Citroën	**30,200**	29,800	20,100
PSA Peugeot Citroën	**120,900**	119,000	106,300
Asia-Pacific:			
Peugeot	**212,800**	156,800	83,500
Citroën	**105,600**	76,500	68,300
PSA Peugeot Citroën	**318,400**	233,300	151,800
Other:			
Peugeot	**25,600**	25,500	23,600
Citroën	**4,200**	2,900	3,100
PSA Peugeot Citroën	**29,800**	28,400	26,700
TOTAL SALES, REST OF THE WORLD			
Peugeot	**493,600**	414,200	323,800
Citroën	**216,900**	173,100	155,600
PSA Peugeot Citroën	**710,500**	587,300	479,400
TOTAL WORLDWIDE SALES			
Peugeot	**1,955,400**	1,899,200	1,673,800
Citroën	**1,312,100**	1,233,600	1,141,900
PSA Peugeot Citroën	**3,267,500**	3,132,800	2,815,700

Statistics

WORKFORCE

	2002	2001
AUTOMOBILE DIVISION	**133,300**	129,700
Of which:		
* France	**95,600**	95,000
* Other countries	**37,700**	34,700
FINANCE COMPANIES	**52,200**	49,700
TRANSPORTATION AND LOGISTICS	**8,000**	7,700
AUTOMOTIVE EQUIPMENT	**52,200**	49,700
OTHER BUSINESSES	**2,900**	3,300
TOTAL PSA Peugeot Citroën	**198,600**	192,500
Of which:		
* France	**123,700**	123,700
* Other countries	**74,900**	68,800

MANUFACTURING FACILITIES

Assembly plant	Models produced as of January 1, 2003	2002 Output
MANUFACTURING CENTERS		
Aulnay (France)	Saxo, 106, C3	**382,600**
Madrid (Spain)	Xsara, C3	**123,100**
Mangualde (Portugal)	Citroën Berlingo, Peugeot Partner	**50,900**
Mulhouse (France)	206, 206 CC, 307	**470,700**
Palomar (Argentina)	206, Citroën Berlingo, Peugeot Partner	**17,800**
Poissy (France)	206	**353,100**
Porto Real (Brazil)	206, Xsara Picasso	**48,200**
Rennes (France)	Xsara, C5	**272,900**
Ryton (United Kingdom)	206, 206 SW	**199,200**
Sochaux (France)	307, 307 SW, 406, 607	**434,100**
Vigo (Spain)	Xsara Picasso, C15, Citroën Berlingo, Peugeot Partner	**496,100**
MECHANICAL COMPONENT PLANTS AND FOUNDRIES		
Asnières (France)	Free-cutting, hydraulic systems	-
Caen (France)	Wheels, axles suspension systems, transmissions	-
Charleville (France)	Aluminium and iron castings	-
Melun-Sénart (France)	Replacement parts	-
Metz (France)	Gear boxes	**1,691,400**
Saint-Ouen (France)	Stamping	-
Sept-Fons (France)	Iron castings	-
Trémery (France)	EW gasoline engines and DV, DW diesel engines	**1,615,700**
Valenciennes (France)	Gear boxes	**1,524,900**
Vesoul (France)	CKD shipments, replacement parts	-

JOINT PLANTS WITH OTHER MANUFACTURERS
(AS AT DECEMBER 31, 2002)

Facility	Production	Annual output
FRANÇAISE DE MECANIQUE		
50% Peugeot Citroën Automobiles	Iron castings	
50% Renault	Engines: *TU + TUF + TUD	1,204,100
	*DV	334,800
	*D (Renault)	445,500
	*ES	19,800
SEVELNORD	Peugeot 807	Total output:
50% Peugeot Citroën Automobiles	Peugeot Expert	125,700
50% Fiat	Citroën C8	
	Citroën Jumpy	
	Fiat Ulysse	
	Fiat Scudo	
	Lancia Phedra	
OTHER COUNTRIES		
SOCIETÁ EUROPEA VEICOLI LEGGERI - (ITALY)	Peugeot Boxer	Total output:
50% Peugeot Citroën Automobiles	Citroën Relay	179,300
50% Fiat	Fiat Ducato	

Appendices to the Managing Board Report
Consolidated financial statements 133
Notes to consolidated financial statements 138
Five-year consolidated financial statements 181
List of consolidated companies 185
Employee Relations and Environmental Indicators
Employee Relations Indicators 192
Environmental Indicators – Automobile fuel consumption and emissions 196
Environmental Indicators – Production plant consumption and emissions 199
Management and Administration 202
Information about the Company's capital 205

Statutory Auditors' Report 207

Information about Peugeot S.A.
Information about Peugeot S.A. 208
Organization 210
Stockholder information 212
Financial authorizations 214

Resolutions 217

The Vice Presidents Committee 220



Consolidated statements of income

(in millions of euros)	**2002**	2001	2000
MANUFACTURING AND SALES COMPANIES			
Net sales	**52,906**	50,288	42,978
Operating expenses			
Cost of goods and services sold	**(40,196)**	(38,647)	(31,946)
Selling, general and administrative expenses	**(8,251)**	(7,504)	(7,550)
Research and development costs	**(1,865)**	(1,733)	(1,625)
	(50,312)	(47,884)	(41,121)
Operating margin	**2,594**	2,404	1,857
Early-termination plan costs	**(158)**	(31)	32
Other income and (expenses)			
Restructuring costs (note 9)	**(124)**	(115)	(41)
Interest income (expense), net (note 10)	**(25)**	(48)	86
Other income and (expense), net (note 11)	**22**	193	21
	(127)	30	66
Income before tax of fully-consolidated companies	**2,309**	2,403	1,955
Income taxes (note 13)	**(666)**	(750)	(601)
Net income of fully-consolidated manufacturing and sales companies	**1,643**	1,653	1,354
FINANCE COMPANIES			
Revenues			
From third parties	**1,530**	1,375	1,203
From Group manufacturing and sales companies	***170***	*212*	*184*
	1,700	1,587	1,387
Operating expenses (note 12)	**(1,381)**	(1,339)	(1,123)
Operating margin	**319**	248	264
Other income and (expenses), net	**(3)**	(4)	(3)
Income before tax of fully-consolidated companies	**316**	244	261
Income taxes (note 13)	**(111)**	(85)	(112)
Net income of fully-consolidated finance companies	**205**	159	149
Net income of fully-consolidated companies	**1,848**	1,812	1,503
Net earnings of companies at equity (note 18-c)	**22**	9	19
Amortization of goodwill	**(163)**	(140)	(199)
Net income before minority interests	**1,707**	1,681	1,323
(Income) loss attributable to minority interests	**(17)**	10	(11)
Net income	**1,690**	1,691	1,312
Basic earnings per €1 par value share (note 52)			
- average number of common shares outstanding*	**254,201,332**	263,357,148	261,283,962
- in euros, per share	**6.65**	6.42	5.02
Diluted earnings per €1 par value share (note 52)			
- average potential number of shares*	**254,201,332**	264,479,453	273,086,352
- in euros, per share	**6.65**	6.40	4.84

* The average number of shares for 2000 has been adjusted for the 2001 six-for-one stock-split.
The notes on pages 139 to 179 are an integral part of the consolidated financial statements.

Consolidated balance sheets - Assets

(in millions of euros)	2002	2001	2000
MANUFACTURING AND SALES COMPANIES			
Goodwill (note 14)	2,120	2,225	1,054
Intangible assets (note 15)	194	183	136
Property, plant and equipment (note 16)	11,545	11,461	10,359
Investments			
Receivables and investment securities (note 17)	929	624	1,110
Investments in companies at equity (note 18)	351	215	203
Shares in non-consolidated companies (note 19)	85	238	254
Loans to Group finance companies	-	-	339
	1,365	1,077	1,906
Other non-current assets			
Long-term deferred income taxes	308	184	86
Other non-current assets (note 20)	257	204	176
	565	388	262
Current operating assets			
Inventories (note 21)	6,167	6,218	5,171
Accounts and notes receivable (note 22)	3,381	3,451	2,962
Short-term income tax assets (note 25)	980	935	485
Other receivables (note 26)	2,619	2,585	2,207
Receivables from Group finance companies	238	306	311
	13,385	13,495	11,136
Current financial assets			
Loans	397	260	207
Short-term investments (note 27)	1,089	1,013	1,246
Cash and cash equivalents (note 28)	4,532	5,520	3,143
Current account balances from Group finance companies	97	123	1,077
	6,115	6,916	5,673
Total manufacturing and sales companies	35,289	35,745	30,526
FINANCE COMPANIES			
Goodwill (note 14)	80	86	90
Non-current assets			
Intangible assets (note 15)	30	21	20
Property and equipment (note 16)	51	52	131
Long-term deferred income tax assets	47	29	28
Others	202	206	225
	330	308	404
Accounts receivable			
Finance receivables (note 23)	15,732	15,740	14,155
Other customer loans (note 24)	295	242	205
Receivables from manufacturing and sales companies	208	241	299
	16,235	16,223	14,659
Other operating assets			
Short-term income tax assets (note 25)	63	53	16
Other receivables (note 26)	923	742	550
Receivables from manufacturing and sales companies	65	41	99
	1,051	836	665
Current financial assets			
Short-term investments	87	71	31
Cash and cash equivalents (note 28)	2,936	2,146	251
Receivables from manufacturing and sales companies	-	1	13
	3,023	2,218	295
Total finance companies	20,719	19,671	16,113
TOTAL ASSETS	56,008	55,416	46,639

The notes on pages 139 to 179 are an integral part of the consolidated financial statements.

Consolidated balance sheets - Liabilities and stockholders' equity

(in millions of euros)	2002	2001	2000
Stockholders' equity (note 29)			
Common stock	**259**	259	278
Capital in excess of par value of stock	**-**	-	276
Retained earnings	**11,875**	10,479	9,515
Treasury stock	**(568)**	(51)	(507)
Cumulative translation adjustment	**(582)**	(405)	(201)
	10,984	10,282	9,361
MANUFACTURING AND SALES COMPANIES			
Minority interests (note 30)	**640**	689	579
Non-current liabilities			
Long-term deferred income tax liabilities	**1,104**	1,163	1,129
Reserves for contingencies and liabilities (note 31)	**1,727**	1,394	1,322
Other long-term liabilities (note 32)	**95**	69	70
	2,926	2,626	2,521
Long-term debt (note 34)	**3,499**	3,635	1,977
Current liabilities			
Accounts and notes payable	**9,912**	9,173	8,503
Short-term income tax liabilities (note 37)	**646**	808	625
Other payables (note 38)	**5,228**	5,409	4,413
Due to Group finance companies	***84***	*86*	*117*
	15,870	15,476	13,658
Short-term debt			
Convertible debentures (note 33)	**-**	-	113
Current portion of long-term debt (note 34)	**311**	299	408
Short-term financing and bank overdrafts (note 35)	**2,451**	3,920	2,924
Bank overdrafts from Group finance companies	***189***	*197*	*293*
	2,951	4,416	3,738
Total manufacturing and sales companies	**25,886**	26,842	22,473
FINANCE COMPANIES			
Minority interests (note 30)	**91**	103	79
Non-current liabilities			
Long-term deferred income tax liabilities	**150**	122	119
Reserves for contingencies and liabilities (note 31)	**53**	45	31
Other long-term liabilities	**-**	14	-
	203	181	150
Financing liabilities			
Borrowings (note 36)	**17,085**	16,143	11,585
Other financing liabilities	**111**	120	386
Bank overdrafts	**86**	125	68
Current account advances from Group manufacturing and sales companies	***45***	*14*	*1,438*
	17,327	16,402	13,477
Customer deposits			
Customer deposits	**113**	85	99
Deposits from Group manufacturing and sales companies	***52***	*109*	*-*
	165	194	99
Other operating liabilities			
Short-term income tax liabilities (note 37)	**64**	106	43
Other payables (note 38)	**1,050**	1,000	667
Due to Group manufacturing and sales companies	**238**	306	290
	1,352	1,412	1,000
Total finance companies	**19,138**	18,292	14,805
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**56,008**	55,416	46,639

The notes on pages 139 to 179 are an integral part of the consolidated financial statements.

Consolidated statements of cash flow

(in millions of euros)	2002	2001	2000
MANUFACTURING AND SALES COMPANIES			
Net income of fully-consolidated companies	1,643	1,653	1,354
Adjustments to reconcile net income to net cash provided by operations			
- Depreciation and amortization	2,165	1,974	1,877
- Net increase (decrease) in allowances and reserves	352	8	(158)
- Change in long-term deferred income taxes	(80)	(107)	(32)
- (Gains) losses on disposals of assets and other	(17)	(88)	186
Dividends received from companies at equity	(4)	-	(6)
Working capital provided by operations	4,059	3,440	3,221
Change in operating assets and liabilities (note 39)	330	(422)	(238)
Net cash provided by operations - manufacturing and sales companies	4,389	3,018	2,983
Proceeds from disposals of investments in non-consolidated companies	5	23	23
Proceeds from disposals of subsidiaries	-	-	30
Proceeds from disposals of property, plant and equipment	172	443	100
Capital expenditure	(2,790)	(2,938)	(2,898)
Acquisitions of shares in subsidiaries	(56)	(1,575)	(18)
Investments in non-consolidated companies	(25)	(33)	(164)
Effect of changes in scope of consolidation and other (note 40)	(268)	54	(134)
Net cash used by investing activities – manufacturing and sales companies	(2,962)	(4,026)	(3,061)
FINANCE COMPANIES			
Net income of fully-consolidated companies	205	159	149
Adjustments to reconcile net income to net cash provided by operations	34	1	73
Working capital provided by operations	239	160	222
Change in operating assets and liabilities (note 39)	557	1,660	(887)
Net cash provided (used) by operations - finance companies	796	1,820	(665)
Net cash provided by investing activities – finance companies	80	68	104
GROUP			
Dividends paid:			
- to Peugeot S.A. stockholders	(294)	(217)	(118)
- to minority stockholders of consolidated companies	(43)	(13)	(12)
Issuance of shares	-	109	132
Purchases of treasury stock	(517)	(458)	(257)
Buybacks of convertible debentures	-	-	(555)
Change in other financial assets and liabilities (note 41)	(1,666)	3,872	1,468
Others	46	123	38
Net cash provided (used) by financing activities	(2,474)	3,416	696
Effect of exchange rate changes	(27)	(24)	(12)
Increase (decrease) in cash and cash equivalents	(198)	4,272	45
Cash and cash equivalents at beginning of period	7,666	3,394	3,349
Cash and cash equivalents at period-end	7,468	7,666	3,394

The notes on pages 139 to 179 are an integral part of the consolidated financial statements.

Consolidated statements of stockholders' equity

(in millions of euros)	Stockholders' equity	Common stock	Capital in excess of par value of stock	Retained earnings	Treasury stock	Cumulative translation adjustment
Balance as of December 31, 1999	**8,332**	**273**	**149**	**8,383**	**(250)**	**(223)**
2000 net income	1,312	-	-	1,312	-	-
Dividend (€2.7 per €6 par value share)	(118)	-	-	(118)	-	-
Issuance of shares	132	5	127	-	-	-
Purchases of treasury stock	(257)	-	-	-	(257)	-
Translation adjustment	22	-	-	-	-	22
Unrealized gains canceled on sale of marketable securities	(62)	-	-	(62)	-	-
Balance as of December 31, 2000	**9,361**	**278**	**276**	**9,515**	**(507)**	**(201)**
2001 net income	1,691	-	-	1,691	-	-
Dividend (€5 per €6 par value share)	(217)	-	-	(217)	-	-
Issuance of shares	109	4	105	-	-	-
Purchases of treasury stock	(458)	-	-	-	(458)	-
Cancellations of treasury stock	-	(23)	(381)	(510)	914	-
Translation adjustment	(204)	-	-	-	-	(204)
Balance as of December 31, 2001	**10,282**	**259**	**-**	**10,479**	**(51)**	**(405)**
2002 net income	1,690	-	-	1,690	-	-
Dividend (€1.15 per €1 par value share)	(294)			(294)		
Purchases of treasury stock	(517)				(517)	
Translation adjustment	(177)					(177)
Balance as of December 31, 2002	**10,984**	**259**	**-**	**11,875**	**(568)**	**(582)**

The notes on pages 139 to 179 are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000

General information

Note 1	Accounting policies	139
Note 2	Effect of applying US GAAP	141
Note 3	Scope of consolidation	144
Note 4	Segment information	145
Note 5	Key financial data for the Group	149

Statements of income

Note 6	Quarterly sales and revenues	150
Note 7	Payroll costs	150
Note 8	Depreciation of property, plant and equipment manufacturing and sales companies	150
Note 9	Restructuring costs – manufacturing and sales companies	150
Note 10	Interest income (expense) net manufacturing and sales companies	150
Note 11	Other income and (expense), net – manufacturing and sales companies	150
Note 12	Operating expenses – finance companies	151
Note 13	Income taxes	151

Balance sheet – Assets

Note 14	Goodwill	152
Note 15	Intangible assets	153
Note 16	Property, plant and equipment	153
Note 17	Receivables and investment securities	154
Note 18	Investments in companies at equity	155
Note 19	Shares in non-consolidated companies	156
Note 20	Other non-current assets	156
Note 21	Inventories	157
Note 22	Accounts and notes receivable	157
Note 23	Finance receivables	157
Note 24	Other customer receivables – finance companies	158
Note 25	Short-term income tax assets	159
Note 26	Other receivables	159
Note 27	Short-term investments – manufacturing and sales companies	159
Note 28	Cash and cash equivalents	159

Balance sheet – Liabilities and stockholders' equity

Note 29	Common stock, capital in excess of par value of stock	159
Note 30	Minority interests	161
Note 31	Reserves for contingencies and liabilities	162
Note 32	Other long-term liabilities – manufacturing and sales companies	162
Note 33	Convertible debentures	162
Note 34	Other long-term debt – manufacturing and sales companies	163
Note 35	Short-term financing and bank overdrafts – manufacturing and sales companies	163
Note 36	Financing liabilities – finance companies	164
Note 37	Short-term income tax liabilities	165
Note 38	Other payables	165

Statement of cash flows

Note 39	Change in operating assets and liabilities	165
Note 40	Effect of changes in scope of consolidation and other	166
Note 41	Change in other financial assets and liabilities – finance companies	166

Other information

Note 42	Net financial position – manufacturing and sales companies	167
Note 43	Lines of credit	167
Note 44	Return on capital employed	167
Note 45	Early-termination plan	168
Note 46	Pension and other post-retirement benefits	169
Note 47	Foreign exchange and interest rate risk management	172
Note 48	Equity risk	175
Note 49	Fair value of financial instruments	175
Note 50	Commitments and contingencies	177
Note 51	Maturities and commitments	178
Note 52	Earnings per share	178
Note 53	Directors' compensation	179
Note 54	Statutory auditors' fees	179
Note 55	Subsequent events	179

➾ Note 1 - Accounting policies

The consolidated financial statements are presented in accordance with French generally accepted accounting principles.
The impact on the consolidated financial statements of adopting standard CRC 2000-06 concerning liabilities, effective from 2002, was not material.
Group accounting policies, described in notes 1(a) to 1(s) below, are consistent, in all material respects, with accounting principles generally accepted in the United States of America (US GAAP) except as explained in note 2.

a) Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated.
Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercises significant influence over operating and financial policies are included in the consolidated financial statements on an equity basis.
Certain companies meeting the above criteria have not been consolidated as they are considered not material in relation to the Group as a whole. Investments in these companies are recorded under "Shares in non-consolidated companies" (note 19).
All significant intercompany transactions are eliminated.
Newly-acquired subsidiaries are consolidated as from the date of acquisition.

b) Translation of foreign currencies

Foreign currency amounts are translated as follows:
- transactions in foreign currency are translated at the hedging rate, except for the limited number of transactions that are not hedged;
- at the balance sheet date, monetary assets and liabilities denominated in foreign currency which are not hedged are translated at the year-end exchange rate;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, with the exception of those related to transactions representing an investment of a permanent nature in a subsidiary, which are included in stockholders' equity under "Retained earnings";
- balance sheets of foreign subsidiaries are translated at the year-end exchange rate;
- income statements of foreign subsidiaries are translated on a monthly basis at the average rates of each month;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in stockholders' equity under "Cumulative translation adjustment".

c) Use of estimates

The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein.

d) Sales and revenues

1. Manufacturing and sales companies

Sales of the manufacturing and sales companies include revenues from the sale of vehicles and other goods and services.

Vehicle sales

New vehicle sales are recognized on the date of transfer of the risks and rewards of ownership. This corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales. The amount recognized is stated net of the cost of certain sales incentive programs.
New vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The difference between the sale price and the buyback price is recognized over the leasing period. The profit corresponding to the difference between the resale value of the vehicle on the used car market and the cost of the new vehicle is recognized in the period when the vehicle is sold. If the difference is a loss, an allowance is booked when the buyback contract is signed.

2. Finance companies

Finance company revenues correspond to interest income, mainly from sales financing, and financing-related service revenues.

Sales financing revenue

The activity of finance companies is to provide wholesale financing to Group dealer networks and to finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing and is treated in the same way as loans. Outstanding principal is recorded in the balance sheet, together with interest due up to the loan repayment date (note 23-b).
Income from the financing of sales is recognized on an actuarial basis at a constant rate of interest over the life of the loan.
Revenues from retained interests in asset-backed securities issued by funds set up in connection with the securitization of automobile loans are included in sales financing revenue.
Commissions and other fees paid to referral agents are included in cost of sales over the loan period.
Other business acquisition and loan administration costs are expensed when incurred.

e) Sales incentive programs

The cost of sales incentive programs is charged against earnings for the period in which the corresponding sales are recognized. It is accrued on the basis of historical costs for the previous three months, determined country by country.
Effective from 2001, in cases where the cost of the program varies based on sales volume, it is deducted from sales (note 4-a)2).
Incentive programs established by the Group include the granting of retail financing at rates significantly below market rates. The corresponding cost is recognized at the time of the sale.

f) Product warranty costs

A reserve is recorded to cover the estimated cost of vehicle warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

g) Research and development costs

All research and development costs, including research into production methods, are expensed as incurred. Automotive Equipment development costs which are to be billed to customers do not meet the criteria for classification as research and development costs, and are included in inventory.

h) Operating margin

Operating margin, which represents the main performance indicator used by the Group, corresponds to net income of fully-consolidated companies before:
- early-termination plan costs,
- restructuring costs,
- net interest income and expense of manufacturing and sales companies,
- gains and losses on disposals of fixed assets other than automobiles,
- revenues from investments in non-consolidated companies,
- exchange gains and losses of manufacturing and sales companies,
- net gains and losses and movements in reserves related to non-recurring items,
- income taxes.

i) Goodwill

Goodwill, representing the excess of the purchase price (including transaction expenses) of shares in consolidated companies over the fair value of the net assets acquired at the date of acquisition, is amortized on a straight-line basis over a period not exceeding 20 years.

j) Intangible assets

Internal and external costs for the development and upgrading of software intended for internal use are capitalized and amortized on a straight-line basis over a period not exceeding 4 years. Other software acquisition and development costs are expensed as incurred.
Other intangible assets, consisting principally of patents and trademarks, are amortized on a straight-line basis over the estimated period of benefit, not to exceed 20 years.

k) Property, plant and equipment

Property, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.
Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Useful lives, in number of years
Buildings	20 to 30
Plant and equipment	6.66 to 16
Computer equipment	3 to 4
Vehicles and handling equipment	4 to 7
Fixtures and fittings	10 to 20

Assets acquired under capital leases are recorded under assets at their fair value at the inception of the lease and depreciated by the method and at the rates indicated above. A corresponding obligation is recorded as a liability (note 34-d).

Special tools are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tools concerned, due to the frequency of model changes.

l) Long-lived assets

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.
In the case of goodwill, the impairment test is based on the difference between the carrying amount and the sum of discounted future cash flows. For other assets, it is based on the sum of undiscounted expected future cash flows, taking into account the assets' planned future use.
The impairment loss is determined on the basis of the fair value of the asset, measured by reference to discounted future cash flows or market value.

m) Securities

1. Investment securities

Investment securities held by Group companies consist solely of debt securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities. Investment securities are recorded under "Receivables and investment securities" in the balance sheet.

2. Shares in non-consolidated companies

Shares in non-consolidated companies are stated at cost and are written down in the case of a permanent impairment in value. Allowances for permanent impairment in value are determined based on the most appropriate financial criteria, including the Group's equity in the underlying net assets, the earnings outlook of the company and, in the case of listed companies, the share price.

3. Marketable securities

Securities that the Group intends to hold on a long-term basis are recorded under "Receivables and investment securities" and securities that are intended to be sold in the short-term are classified as "Short-term investments".
Marketable securities are recorded at cost, net of transaction expenses and accrued interest. They are written down at year-end in the case of a permanent impairment in value.
Unrealized gains and losses recorded under stockholders' equity further to the revaluation carried out in 1999 were reversed in 2000.

n) Deferred taxes

1. On recognized transactions and contingencies

Deferred taxes are recognized by the liability method for temporary differences between the book value and tax basis of assets and liabilities and also in respect of tax loss carryforwards. A valuation allowance is booked for net deferred tax assets where the related tax benefit is not likely to be realized (note 13-d).

2. On future dividend distributions

A deferred tax liability is recorded for the estimated tax payable on intercompany dividends planned to be distributed by consolidated companies (note 13-a).

No reserve is booked for taxes payable on intercompany dividends, where the distribution of consolidated companies' retained earnings is not planned, as these amounts are considered as having been permanently reinvested.

o) Inventories

Finished goods and work-in-progress are stated at the lower of cost or market. Market is defined as current replacement cost, by purchase or reproduction, provided that said cost does not exceed net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

p) Credit losses

Credit losses are analyzed by the manufacturing and sales companies at each period end and allowances are booked, where appropriate, to cover the estimated risk of non-recovery.

Allowances for credit losses recorded by the finance companies are charged to income as follows:
- retail financing: an allowance is booked when a retail installment contract is obtained, based on a historical and prospective evaluation of risk, and is periodically adjusted to take account of changes in the estimated risk;
- wholesale financing: an allowance based on historical statistics is booked on average outstanding balances during the year and is increased in the case of specifically identified risks.

As soon as a finance receivable is deemed irrecoverable, it is written off against the previously booked allowance for credit losses after taking into consideration the potential recovery from the guarantor and the value at which the repossessed vehicle is recorded in the balance sheet (at the lower of the net investment in the receivable and its estimated market value). In addition, recognition of financing revenue is suspended.

q) Cash and cash equivalents

This item consists solely of current account balances, trading securities (securities quoted on organized markets that are acquired with the intention of being held for periods not exceeding three months), units in money market funds which can be sold at short notice and marketable securities with maturities of less than three months. Effective from 2002, cash advances granted to companies accounted for by the equity method, which were previously reported under "Cash and cash equivalents", are included in "Short-term loans". The corresponding amounts reported under "Cash and cash equivalents" in 2001 and 2000 have not been reclassified as the amounts involved are not material (note 28-a).

r) Pension and other retirement benefits

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits. The related accounting policy and calculations are provided in note 46.

Retirement benefit obligations funded by reserves concern:
- long-service awards payable by French subsidiaries (note 46-b)
- healthcare costs paid by certain subsidiaries in the United States (note 46-c).

s) Own shares

1. Shares held for allocation on exercise of employee stock options

Peugeot S.A. shares and the shares of subsidiaries that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments". An allowance is booked where required to cover the difference between the cost of these shares and the lower of the exercise price of the related options and the market value at year end.

2. Peugeot S.A. treasury stock

Own shares acquired by the Group for any purpose other than for allocation on exercise of stock options are recorded as a reduction in stockholders' equity, at cost, under "Treasury stock".
The proceeds from sales of treasury stock are credited directly to stockholders' equity and any disposal gains or losses therefore have no impact on the statement of income.

⇒ Note 2 - Effect of applying US GAAP

a) Effect on stockholders' equity and net income

Certain principles generally accepted in the United States of America (US GAAP) are not acceptable under French accounting principles and have therefore not been applied by the Group. The effect on stockholders' equity and net income of applying US GAAP is presented below:

1. Main differences

Early-termination plan costs

The cost of the early-termination plan was recognized in full in the consolidated statement of income for the year ended December 31, 1999, in accordance with French accounting standards. The plan did not meet certain of the criteria for recognition of the related cost in 1999 under US GAAP.

Additional minimum pension liability

Statement of Financial Accounting Standards (SFAS) no. 87 requires the recognition of an additional minimum liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets represent less than the accumulated benefit obligation. The portion of the additional minimum liability corresponding to prior service cost and the unamortized transition obligation is debited to "Intangible assets" and any remaining balance is recorded as a reduction in stockholders' equity, under "Other comprehensive income", net of tax. At December 31, 2002, 2001 and 2000, the pre-tax amounts involved were as follows:

(in millions of euros)	2002	2001	2000
Contra entry			
- Intangible assets	**54**	33	-
- Stockholders' equity	**587**	80	-
Total additional minimum liability	**641**	113	-

Recognition of restructuring reserves

A reserve for restructuring costs is booked when the restructuring plan is decided by management and its implementation is not subject to certain conditions being met.

Certain restructuring measures do not fulfil the more stringent recognition criteria contained in American accounting standard EITF 94.3.

Write-off of restructuring costs against goodwill

Under French GAAP (CRC 99-02), reserves to cover the cost of restructuring newly-acquired subsidiaries can be charged against the related goodwill in some circumstances.

This alternative accounting treatment of restructuring reserves is specific to France and does not exist in US GAAP.

Development costs to be billed to customers included in inventory

Certain Automotive Equipment development costs that are to be billed to customers are included in the cost of inventory.
Under US accounting standard EITF 99-05, effective from 2000, these types of costs may not be capitalized if certain conditions are not met. EITF 99-05 did not require prior years' financial statements to be restated to take account of this change of method. The effect of the change of method on the 2000 financial statements was therefore limited to the restatement of goodwill in the opening balance sheet of the Sommer Allibert Group.

Goodwill

- Recognition

Under French accounting standards, adjustments to goodwill may be made up to the end of the fiscal year following the year of acquisition. Under US GAAP, the maximum period is twelve months.

- Amortization

Under French accounting standards, goodwill is amortized over a maximum of twenty years and an impairment loss is recognized where necessary.
Effective from January 1, 2002, goodwill and certain intangible assets may not be amortized under US GAAP (SFAS 142). SFAS 142 requires companies to identify reporting units and to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.
At December 31, 2002, the Group screened its principal reporting units. The screening process did not reveal any potential impairment of the related goodwill at that date.

Securitization

During the year, the Group sold portfolios of automobile loans through securitization operations described in note 23. The impact of these transactions on earnings for the year was not material.

Under US GAAP applicable to transfers of financial assets, the retained interest must be recorded under assets at fair value. Fair value is determined based on estimated discounted future cash flows from the retained interest, taking into account experience-based expected early repayment and credit loss rates. Early repayment and credit loss assumptions are based on the least favorable rates observed over the past four or five years. The discount rate applied includes a risk premium reflecting the variability of these parameters. The gain on the sale of the finance receivables takes into account the retained interest carried in the balance sheet and the original net book value of the assets and liabilities corresponding to the transferred assets.

Derivative instruments and hedging activities

Under French GAAP, derivative instruments that qualify for hedge accounting may not be valued by the mark-to-market method.
Statement of Financial Accounting Standards (SFAS) no. 133 "Accounting for Derivative Instruments and Hedging Activities" is applicable effective from fiscal 2001.
The procedures applied by the Group to manage currency and interest rate risks are described in note 47.
The effect of applying SFAS 133 on opening stockholders' equity as of January 1, 2001 is shown separately from the effects on the accounts for the years ended December 31, 2001 and 2002.
The €22 million effect on 2002 income includes a €3 million loss related to the ineffective portion of fair value hedges, and a €25 million profit corresponding to changes in the fair value of instruments that do not qualify for hedge accounting under SFAS 133. The total effect on 2001 income was €13 million, including, respectively, a €3 million loss and a €16 million profit.

Reserve for debenture redemption premiums

Amounts released from this reserve in respect of debentures converted into common stock during the year are credited to income. Under US GAAP, the net-of-tax amount should be credited directly to stockholders' equity, without impacting the statement of income.

Unrealized gains and losses on marketable securities

Marketable securities are stated at cost and an allowance is booked to cover any permanent impairment in value.
Under US GAAP, marketable securities for which there is a liquid market are marked to market and the resulting unrealized gain or loss, net of tax is posted directly to stockholders' equity without impacting the statement of income.

Own shares held in connection with stock option plans

Own shares that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments".
Under US GAAP these shares are deducted from stockholders' equity at cost under "Treasury stock".

2. Effect on stockholders' equity

(in millions of euros)	**2002**	2001	2000
Stockholders' equity according to French GAAP	**10,984**	10,282	9,361
Additional minimum pension liability	**(587)**	(80)	-
Restructuring costs			
- Recognition of reserves	**43**	21	-
- Restructuring costs written off against goodwill	**(12)**	(12)	-
Development costs to be billed to customers included in inventory			
- Internal developments	**(143)**	(91)	(16)
- Acquired developments	**(1)**	(1)	-
Goodwill			
- Additional goodwill recognized during the year on prior year acquisitions	**(94)**	-	-
- Amortization of goodwill	**128**	-	-
Securitization	**46**	23	-
Derivative instruments and hedging activities			
- Effect on balance sheet at January 1, 2001	**(13)**	(13)	N/A
- Effect on the financial statements for 2001 and 2002	**35**	13	N/A
Unrealized gains and losses on marketable securities	**292**	483	-
Own shares held in connection with stock option plans	**(112)**	(64)	-
Income taxes	**41**	(130)	3
Minority interests	**34**	17	6
Stockholders' equity according to US GAAP	**10,641**	10,448	9,354

3. Impact on net income

(in millions of euros)	**2002**	2001	2000
Net income according to French GAAP	**1,690**	1,691	1,312
Reserve for early-termination costs	-	-	(431)
Restructuring costs			
- Recognition of reserves	**22**	21	-
- Restructuring costs written off against goodwill	-	(12)	-
Development costs to be billed to customers included in inventory			
- Internal developments	**(52)**	(75)	(16)
- Acquired developments	-	(1)	-
Goodwill			
- Additional goodwill recognized during the year on prior year acquisitions	**(94)**	-	-
- Amortization of goodwill	**128**	-	-
Securitization	**23**	23	-
Reserve for debenture redemption premiums	**(27)**	(26)	
Derivative instruments and hedging activities			
- Effect on balance sheet at January 1, 2001	-	(13)	N/A
- Effect on the financial statements for 2001 et 2002	**22**	13	N/A
Income taxes	**(60)**	21	175
Minority interests	**9**	9	6
Net income according to US GAAP	**1,688**	1,650	1,020
Basic earnings per €1 par value share*	**6.70**	6.29	3.91
Diluted earnings per €1 par value share*	**6.70**	6.27	3.74

** 2000 earnings per share figures have been adjusted for the six-for-one stock-split. The average number of shares outstanding (note 50) excludes own shares recorded under "Short-term investments".*

b) Comprehensive income

Comprehensive income is calculated in accordance with SFAS 130 as follows:

(in millions of euros)	**2002**	2001	2000
Net income according to US GAAP	**1,688**	1,650	1,020
Translation adjustment	**(177)**	(204)	22
Additional minimum pension liability	**(507)**	(80)	-
Reserve for debenture redemption premiums	-	27	26
Unrealized gains and losses on marketable securities	**(191)**	483	(62)
Deferred taxes	**232**	(155)	(10)
Minority interests	**8**	-	-
Comprehensive income	**1,053**	1,721	996

⇒ Note 3 - Scope of consolidation

a) Number of consolidated companies

1. At year-end

	2002	2001	2000
Fully consolidated			
Manufacturing and sales companies	288	265	217
Finance companies	27	28	26
	315	293	243
Equity method			
Manufacturing and sales companies	29	24	14
	29	24	14
Consolidated companies at December 31	344	317	257

2. Changes during the year

	2002	2001	2000
Consolidated companies at January 1	317	257	222
Newly-consolidated companies			
- Automobile manufacturers	2	-	1
- Automobile importers	4	3	4
- Automobile dealers	4	5	22
- Automotive equipment companies	12	57	4
- Transportation and logistics companies	-	2	5
- Other manufacturing and sales companies	14	1	3
- Finance companies	1	2	2
Deconsolidated companies	(4)	(6)	(3)
Merged companies and other	(6)	(4)	(3)
Consolidated companies at December 31	344	317	257

b) Main changes in the scope of consolidation in 2002

1. Inclusion of Dongfeng Citroën Automotive Corp. – DCAC

In connection with the latest phase in the development of the Group's operations in China, announced on November 14, 2001, Dongfeng Citroën Automotive Corp. - DCAC - which is 27%-owned by the Group has been accounted for by the equity method effective from January 1, 2002.
The financial statements used have been adjusted to comply with Group accounting policies and cover the 12-month period ended September 30.
The effect of this change in scope of consolidation on the consolidated balance sheet at January 1, 2002 was not material.

2. Inclusion of Toyota Peugeot Citroën Automobile Czech – TPCA

Toyota Peugeot Citroën Automobile Czech - TPCA - is a 50/50 joint-venture set up on March 8, 2002 by Toyota and the PSA Peugeot Citroën Group to act as a vehicle for the implementation of the cooperation agreements between the two automobile manufacturers. Starting in 2005, it will manufacture entry-level Peugeot, Citroën and Toyota vehicles in the Czech Republic.
TPCA is accounted for by the equity method.

3. Reorganization of Group operations in the United Kingdom

In 2002, the Group carried out a legal restructuring of its Automobile division in the United Kingdom to align the legal structure with the division's management structure.
The Automobile division in the United Kingdom is now organized around three main entities:
- a manufacturing entity, Peugeot Citroën Automobiles UK, wholly-owned by Peugeot Citroën Automobiles,
- a sales entity for the Peugeot marque, Peugeot Motor Co. Ltd.,
- a sales entity for the Citroën marque, Citroën UK.

The reorganization had no impact on the consolidated financial statements.

4. Legal reorganization of the financing business in France

In order to streamline the legal structure of the Group's financing business in France, the decision was made to combine all the automobile financing businesses of the Crédipar subsidiaries – Din, Sofi, Locadin and CLV – within Crédipar S.A., a wholly-owned subsidiary of Banque PSA Finance.
The two retail financing subsidiaries, Din and Sofi, were merged into Crédipar S.A. on December 31, 2002 with retroactive effect to January 1, 2002.
The two leasing subsidiaries, Locadin and CLV are managing the leases signed up to December 31, 2002 on a run-off basis and new lease financing business is being written by Crédipar S.A. under a business-lease arrangement.

5. Divestment of the Villers la Montagne foundry

On October 1, 2002, the Group spun off its Villers la Montagne plant – specialized in pressure casting of light aluminium alloy casings – into a subsidiary.
The same day, the Group sold this new subsidiary to the Manzoni-Bouchot Group. The company has been renamed MB Automotive Fonderie Villers la Montagne and has signed a five-year component supply contract with Peugeot Citroën Automobile.

6. Adjustment of consolidation criteria

Following an adjustment of the criteria used to determine whether a company controlled by the Group should be included in the scope of consolidation, ten additional companies were fully consolidated in 2002. These companies are included under the caption "Other manufacturing and sales companies" in the table in note 3-a 2.
The effect of these changes in scope of consolidation on consolidated stockholders' equity was not material.

c) Main changes in the scope of consolidation in 2001

1. Acquisition of a controlling interest in the Sommer Allibert group

On January 3, 2001, Peugeot S.A. acquired the entire capital of SIT, whose sole assets were a 37.9% interest in Sommer Allibert representing 52.9% of voting rights. Prior to this acquisition, the former controlling stockholders of SIT purchased Sommer

Allibert's non- automotive businesses, corresponding primarily to the Tarkett Sommer group. The acquisition of SIT represented an investment of €470 million, corresponding to a price per Sommer Allibert share of €57.5.

On January 4, 2001, Faurecia and SIT jointly made a public offer to purchase all outstanding shares of Sommer Allibert not already held by the group at a price per share of €57.5. At the close of the offer period, each of the two companies had acquired a further 30.12% of Sommer Allibert's capital at a total cost of €379 million.

On January 10, 2001, Faurecia made a public offer for the shares of SAI Automotive AG not already held by the group, at a price per share of €15. SAI Automotive AG, a company quoted on the Frankfurt stock exchange, combined most of Sommer Allibert's automotive equipment businesses. At the close of the offer period, the group had acquired 27.31% of SAI Automotive AG's capital at a cost of €209 million.

On June 1, 2001, Peugeot S.A. contributed its interest in SIT to Faurecia, giving Faurecia control over Sommer Allibert's automotive equipment business.

On October 16, 2001, Faurecia launched a public buyout offer for Sommer Allibert shares followed by the compulsory buyout of all remaining shares, at a price of €57.5 per Sommer Allibert share. The buyout was completed on October 30, 2001.

Following these transactions, which represented a total investment of €1,495 million, Peugeot S.A. held 71.6% of the capital of Faurecia which in turn owned, directly or indirectly, the entire capital of Sommer Allibert and 96.8% of the capital of SAI Automotive A.G.

Goodwill arising on these acquisitions totaled €1,278 million, including €166 million related to the Faurecia shares received by Peugeot S.A. in exchange for SIT shares and €1,112 million related to the shares of Sommer Allibert and its subsidiaries acquired by the Group.

2. Divestment of Transauto-Stur

In connection with the refocusing on its core businesses, during 2001 Gefco sold the Transauto-Stur vehicle leasing business to the VIA Location group. The loss on the sale amounted to €14 million after tax.

3. Reorganization of Group operations in Spain

In 2001, the Group carried out a legal restructuring of its Automobile division in Spain to align the legal structure with the division's management structure.

The automobile division in Spain is now organized around three main entities:

- a manufacturing entity, Peugeot Citroën Automobiles España, wholly-owned by Peugeot Citroën Automobiles,
- a sales entity for the Peugeot marque, Peugeot España, wholly-owned by Automobiles Peugeot,
- a sales entity for the Citroën marque, Automobiles Citroën España, wholly-owned by Automobiles Citroën.

The reorganization had no impact on the consolidated financial statements.

4. Buyout of minority interests in Peugeot Citroën do Brasil

In accordance with the terms of an agreement signed on December 20, 2001, the Group acquired the Rio de Janeiro state government's 31.82% interest in Peugeot Citroën do Brasil. Goodwill on the acquisition of these shares amounted to €57 million.

d) Main changes in the scope of consolidation in 2000

The impact of the changes in the scope of consolidation in 2000 on the consolidated financial statements was not material. The main changes in the scope of consolidation were as follows:

1. Divestiture of steering systems business

As part of the strategy to refocus on its core businesses, the Group spun off its steering systems business (Dijon and Saint-Etienne plants), and subsequently sold the newly-created company.

2. Acquisition of remaining interest in Peugeot Japan

On February 3, 2000 the Group purchased the remaining 50% interest held by its partner in the Inchcape Peugeot Japan joint venture, which has been renamed Peugeot Japon KK. This acquisition has provided Automobiles Peugeot with a platform for accelerated business expansion in Japan.

3. Increase in the Group's interest in Gefco KN

The PSA Peugeot Citroën Group increased its interest in its German transport subsidiary, Gefco KN GmbH, to 74.86%. Goodwill arising on the acquisition of the additional interest amounted to €10.7 million.

4. Divestiture of the Formula 1 engines business

Automobiles Peugeot completed its withdrawal from motor racing by selling the Formula 1 engines business to DJ33. This company was sold on December 28, 2000 without having been consolidated prior to its sale.

e) Impact of changes in scope of consolidation on consolidated net sales

2002

The increase in consolidated net sales in 2002 compared with 2001 resulting from changes in the scope of consolidation was not material.

2001

Consolidation of the Sommer Allibert group added €2,234 million to 2001 net sales, compared with the previous year.

f) Impact of changes in scope of consolidation on other consolidated data

The impact of changes in the scope of consolidation on 2002 consolidated data other than sales was not material.

In 2001, the consolidation of the Sommer Allibert group at the level of the Faurecia group had a material impact on consolidated data. Pro forma performance indicators for the Automotive Equipment division are provided in note 4.a.3, determined as if Sommer Allibert had been consolidated from the beginning of the periods presented.

⇒ Note 4 - Segment information

a) Industry segments

1. Manufacturing and sales companies

The PSA Peugeot Citroën Group's manufacturing and sales operations are organized around three main industry segments:

- Automotive Activities covering the design, manufacture and sale of cars and commercial vehicles under the Peugeot and Citroën marques.
- Automotive Equipment, corresponding to the Faurecia group, which specializes mainly in the vehicle interior, automobile seating, front-end and exhaust systems sectors.
- Transportation and Logistics, corresponding to the Gefco group, which specializes in vehicle and goods transportation.

Manufacturing and sales also includes the activities of the holding company, Peugeot S.A., directly related activities, motorcycle manufacturing, engine sales and plant and equipment design.

The main manufacturing and sales performance indicators, by business segment, are as follows:

2002

(in millions of euros)	Automobile	Automotive Equipment	Transportation & Logistics	Other	Eliminations	Total
Net sales						
- to third parties	43,727	7,662	979	538	-	52,906
- intercompany, intersegment	224	2,204	1,667	465	(4,560)	-
Total	43,951	9,866	2,646	1,003	(4,560)	52,906
Operating expense	(41,544)	(7,406)	(845)	(512)	(5)	(50,312)
Operating margin	2,183	256	134	26	(5)	2,594
Interest income (expense), net	59	(93)	(11)	20	-	(25)
Income before tax of fully-consolidated companies	2,002	92	114	106	(5)	2,309
Pre-tax earnings of companies at equity	8	8			-	16
Intangible assets	138	22	34	-	-	194
Property, plant and equipment	9,636	1,516	266	127	-	11,545
Capital expenditure	2,357	351	51	31	-	2,790
Depreciation of property, plant and equipment and special tools	1,801	310	33	21	-	2,165
Research and development	1,631	215	-	19	-	1,865
Working capital provided by operations	3,650	265	112	36	(4)	4,059

2001

(in millions of euros)	Automobile	Automotive Equipment	Transportation & Logistics	Other	Eliminations	Total
Net sales						
- to third parties	41,306	7,452	983	547	-	50,288
- intercompany, intersegment	218	2,159	1,660	429	(4,466)	-
Total	41,524	9,611	2,643	976	(4,466)	50,288
Operating expense	(39,314)	(7,192)	(864)	(516)	2	(47,884)
Operating margin	1,992	260	119	31	2	2,404
Interest income (expense), net	33	(92)	(14)	25	-	(48)
Income before tax of fully-consolidated companies	1,918	74	92	317	2	2,403
Pre-tax earnings of companies at equity	(2)	4	-	-	-	2
Intangible assets	127	25	31	-	-	183
Property, plant and equipment	9,509	1,570	255	127	-	11,461
Capital expenditure	2,398	436	85	19	-	2,938
Depreciation of property, plant and equipment and special tools	1,636	285	33	20	-	1,974
Research and development	1,461	255	-	17	-	1,733
Working capital provided by operations	2,963	346	104	26	1	3,440

2000

(in millions of euros)	Automobile	Automotive Equipment	Transportation & Logistics	Other	Eliminations	Total
Net sales						
- to third parties	37,242	4,279	932	525		42,978
- intercompany, intersegment	194	1,561	1,397	458	(3,610)	-
Total	37,436	5,840	2,329	983	(3,610)	42,978
Operating expense	(35,663)	(4,097)	(832)	(523)	(6)	(41,121)
Operating margin	1,579	182	100	2	(6)	1,857
Interest income (expense), net	135	(64)	(6)	21		86
Income before tax of fully-consolidated companies	1,755	86	93	27	(6)	1,955
Pre-tax earnings of companies at equity	14	8	-	-	-	22
Intangible assets	99	23	14	-	-	136
Property, plant and equipment	8,974	991	229	165		10,359
Capital expenditure	2,497	290	74	37		2,898
Depreciation of property, plant and equipment and special tools	1,631	188	37	21		1,877
Research and development	1,387	221	-	17	-	1,625
Working capital provided by operations	2,757	244	91	131	(2)	3,221

2. Automobile division

Up until 2000, the cost of certain sales incentive programs, as defined in note 1-e, was included in operating expense rather than being recorded as a deduction from sales.

This presentation difference had no impact on operating margin and the impact on sales was not material. Consequently, 2000 net sales have not been recalculated based on the rule applied in 2002 and 2001 (note 1-d).

3. Automotive Equipment division – pro forma figures

The following table provides a comparison between published Automotive Equipment division data for 2001 and 2000 and pro forma 2000 data including Sommer Allibert as if it had been consolidated from the beginning of the period.

(in millions of euros)	**2001**	2000 Pro forma	2000 Published
Net sales			
- to third parties	**7,452**	6,513	4,279
- intercompany, intersegment	**2,159**	1,878	1,561
Total	**9,611**	8,391	5,840
Operating expense	**(7,192)**	(6,216)	(4,097)
Operating margin	**260**	297	182
Interest expense, net	**(92)**	(97)	(64)
Income before tax of fully-consolidated companies	**74**	103	86
Pre-tax earnings of companies at equity	**4**	4	8
Intangible assets at December 31	**25**	37	23
Property, plant and equipment at December 31	**1,570**	1,449	991

4. Finance companies

The finance companies, corresponding to the Banque PSA Finance group, finance sales of Peugeot and Citroën marque vehicles to customers and provide wholesale financing to the two marques' distribution networks.

This business is significantly different from that of the Group's other divisions and the corresponding data are therefore shown separately in the consolidated financial statements, in order to present more clearly the performance of the various businesses.

b) Geographic areas

In the tables below, sales are presented by destination of products sold and other information by geographic location of the subsidiary concerned.

1. Manufacturing and sales companies

(in millions of euros)	Western Europe	Rest of Europe	Latin America	Rest of world	Total
2002					
Net sales	**45,374**	**2,174**	**1,246**	**4,112**	**52,906**
Intangible assets	**179**	**2**	**2**	**11**	**194**
Property, plant and equipment	**10,878**	**186**	**317**	**164**	**11,545**
Capital expenditure	**2,657**	**50**	**42**	**42**	**2,790**
2001					
Net sales	43,394	1,670	1,522	3,702	50,288
Intangible assets	165	3	2	13	183
Property, plant and equipment	10,449	175	644	193	11,461
Capital expenditure	2,651	74	162	51	2,938
2000					
Net sales	37,540	1,602	1,268	2,568	42,978
Intangible assets	119	3	1	13	136
Property, plant and equipment	9,525	55	644	135	10,359
Capital expenditure	2,574	25	256	43	2,898

2. Finance companies

Finance companies operate primarily in Western Europe.

⇒ Note 5 - Key financial data for the Group

(in millions of euros)	2002	2001	2000
Net sales			
Manufacturing and sales companies	52,906	50,288	42,978
Finance companies (excluding intercompany)	1,530	1,375	1,203
Consolidated net sales (note 6)	54,436	51,663	44,181
- Western Europe	46,874	44,750	38,743
- Rest of Europe	2,174	1,670	1,602
- Latin America	1,276	1,541	1,268
- Rest of world	4,112	3,702	2,568
Operating margin*			
Manufacturing and sales companies	2,594	2,404	1,857
Finance companies (excluding intercompany)	319	248	264
Consolidated operating margin	2,913	2,652	2,121
Income before tax of fully-consolidated companies			
Manufacturing and sales companies	2,309	2,403	1,955
Finance companies (excluding intercompany)	316	244	261
Income before tax of fully-consolidated companies	2,625	2,647	2,216
Income taxes (Group)	(777)	(835)	(713)
Net income of fully-consolidated companies	1,848	1,812	1,503
Intangible assets	224	204	156
Property, plant and equipment	11,596	11,513	10,490
Total assets			
Combined – manufacturing and sales companies and finance companies	56,008	55,416	46,639
Elimination of inter-business accounts	(608)	(712)	(2,138)
Total assets (Group)	55,400	54,704	44,501
Capital expenditure			
Manufacturing and sales companies	2,790	2,938	2,898
Finance companies	12	9	34
Capital expenditure (Group)	2,802	2,947	2,932
Proceeds from disposals of property, plant and equipment			
Manufacturing and sales companies	172	443	100
Finance companies	5	7	3
Proceeds from disposals of property, plant and equipment (Group)	177	450	103
Depreciation of property, plant and equipment	2,174	1,980	1,904
Working capital provided by operations			
Manufacturing and sales companies	4,059	3,440	3,221
Finance companies	239	160	222
Working capital provided by operations (Group)	4,298	3,600	3,443

⇒ Note 6 - Quarterly sales

Consolidated net sales break down as follows by quarter:

(in millions of euros)	2002	2001	2000
1st quarter	13,439	12,746	11,641
2nd quarter	13,932	13,466	10,849
3rd quarter	12,804	11,917	10,134
4th quarter	14,261	13,534	11,557
Total	54,436	51,663	44,181

⇒ Note 7 - Payroll costs

Group payroll costs are as follows:

a) Manufacturing and sales companies

(in millions of euros)	2002	2001	2000
Automobile	5,569	5,339	5,031
Automotive Equipment	1,877	1,745	1,111
Transportation & Logistics	290	276	256
Other	184	178	177
Total	7,920	7,538	6,575

b) Finance companies

(in millions of euros)	2002	2001	2000
	115	111	105

⇒ Note 8 - Depreciation expense - manufacturing and sales companies

Depreciation expense included in operating expense breaks down as follows:

(in millions of euros)	2002	2001	2000
Special tools	681	518	679
Other property, plant and equipment	1,491	1,468	1,207
Investment grants	(7)	(12)	(9)
Total	2,165	1,974	1,877

⇒ Note 9 - Restructuring costs - manufacturing and sales companies

a) Analysis by type

(in millions of euros)	2002	2001	2000
Workforce reductions	114	104	22
Discontinued production operations	10	11	19
Total	124	115	41

b) Number of employees affected by workforce reductions

(number of employees)	2002	2001	2000
France	500	339	443
Spain	583	279	22
United Kingdom	87	-	427
Rest of Europe	840	541	78
United States	31	373	-
Argentina	588	444	-
Total	2,629	1,976	970

⇒ Note 10 - Interest income (expense) net - manufacturing and sales companies

Interest income (expense), net of manufacturing and sales companies can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Interest expense	(516)	(502)	(369)
Interest income	447	404	379
Capitalized interest	44	50	76
Total	(25)	(48)	86

⇒ Note 11 - Other income and (expense), net - manufacturing and sales companies

Other income and expense include the following amounts:

(in millions of euros)	2002	2001	2000
Changes to supplementary pension benefit plans (note 46)	(101)	-	-
Net gains on disposals of assets	89	214	134
Net loss on retirement of convertible debentures	-	-	(125)
Reversals of reserves for convertible debenture redemption premiums	-	27	26
Exchange gain (loss), net	22	(24)	(6)
Net additions to contingency reserves and allowances for impairment in value of long-lived assets	(8)	(15)	(11)
Income from shares in non-consolidated companies	20	5	5
Other	-	(14)	(2)
Total	22	193	21

Net gains on disposals of assets include:
- In 2002, €89 million in profits on sales of short-term investments.
- In 2001, a €228 million profit on the sale of a real estate complex in the Paris area.
- In 2000, €95 million in profits on sales of short-term investments.

→ Note 12 - Operating expenses - finance companies

(in millions of euros)	**2002**	2001	2000
Interest expense and bank charges	**(783)**	(791)	(644)
Commission expense	**(212)**	(192)	(152)
Other business acquisition costs	**(21)**	(18)	(22)
Other operating expenses	**(303)**	(270)	(253)
Credit losses	**(62)**	(68)	(52)
Total	**(1,381)**	(1,339)	(1,123)

→ Note 13 - Income taxes

a) Income taxes of fully consolidated companies can be analyzed as follows:

(in millions of euros)	**2002**	2001	2000
Current taxes (note 13-b)			
- Corporate income taxes	**(726)**	(982)	(741)
- Tax on intercompany dividends	**(8)**	(3)	(9)
Deferred taxes			
- Deferred taxes for the period	**(30)**	135	44
- Tax on planned intercompany distributions	**4**	4	(10)
- Valuation allowances – deferred tax assets (note 13-d)	**(17)**	(16)	(31)
- Effect of change in the French tax rate (note 13-c)	**-**	27	34
	(777)	(835)	(713)
Manufacturing and sales companies	**(666)**	(750)	(601)
Finance companies	**(111)**	(85)	(112)

b) Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. Effective from January 1, 2000, Peugeot S.A. and its French subsidiaries that are at least 95%-owned have renewed their election to determine French income taxes on a consolidated basis according to Article 223 A of the French Tax Code.

c) Deferred taxes are determined as described in note 1-o.
The French statutory income tax rate is 33.33%. The December 30, 2000 Finance Act (Act no. 2000.1352) reduced the 10% surtax to 6% in 2001 and 3% as from 2002. Net deferred taxes at December 31, 2000 and December 31, 2001 have been reduced to reflect the new rates.
Act no. 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liablity of French companies. This surtax had the effect of raising the French corporate income tax rate by 1.1 points.

d) Deferred tax assets corresponding to tax loss carryforwards break down as follows at December 31, 2002, 2001 and 2000:

(in millions of euros)	**2002**	2001	2000
Gross	**419**	263	136
Less: valuation allowances	**(165)**	(132)	(115)
Net	**254**	131	21

Valuation allowances are recorded against deferred tax assets that are not certain to be utilized in the foreseeable future.

e) Deferred taxes recognized on undiscounted bases represent a net liability. They have not been discounted because of the high level of uncertainty concerning the period in which the related temporary differences are likely to reverse.

f) The following table reconciles the statutory tax rate in France to the effective rate of tax paid by the Group:

	2002	2001	2000
French statutory income tax rate	**(35.4)**	(36.4)	(37.8)
- Change in French tax rate (note 13-c)	**-**	1.0	1.6
- Permanent differences	**(0.9)**	(0.5)	1.3
- Income taxable at reduced rates (France)	**1.4**	0.6	0.7
- Tax credits	**0.9**	0.8	0.6
- Effect of differences in foreign tax rates and others	**5.1**	3.6	2.8
- Deferred tax assets covered by valuation allowances (note 13-d)	**(0.7)**	(0.6)	(1.4)
	(29.6)	(31.5)	(32.2)

⇒ Note 14 - Goodwill

a) Manufacturing and sales companies

1. Breakdown by company

2002

(in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(213)	626
- Sommer Allibert acquisition	166	(12)	154
Sommer Allibert group (*)	1,211	(110)	1,101
Faurecia Exhaust Systems	206	(31)	175
Other Faurecia subsidiaries	39	(16)	23
Peugeot Citroën do Brasil Automoveis	34	(34)	-
Gefco KN GmbH & Co	36	(7)	29
Automotiv Pazarlama AS (Popas)	12	-	12
Total	2,543	(423)	2,120

** In 2002, additional fair adjustments of €99 million were made to identifiable assets and liabilities. These adjustments increase the gross amount of goodwill arising on the acquisition by the Group of the shares in Sommer Allibert and its subsidiaries to €1,211 million.*

2001

(in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(172)	667
- Sommer Allibert acquisition	166	(4)	162
Sommer Allibert group	1,112	(48)	1,064
Faurecia Exhaust Systems	245	(24)	221
Other Faurecia subsidiaries	38	(15)	23
Peugeot Citroën Argentina	303	(303)	-
Peugeot Citroën do Brasil Automoveis	57	-	57
Gefco KN GmbH & Co	36	(5)	31
Total	2,796	(571)	2,225

2000

(in millions of euros)	Cost	Amortization	Net
Faurecia (Bertrand Faure acquisition)	839	(129)	710
Faurecia Exhaust Systems	232	(12)	220
Other Faurecia subsidiaries	30	(13)	17
Peugeot Citroën Argentina	287	(214)	73
Gefco KN GmbH & Co	36	(2)	34
Total	1,424	(370)	1,054

2. Movements

(in millions of euros)	2002	2001	2000
Opening balance, net	2,225	1,054	1,215
Sommer Allibert acquisition	100	1,112	N/A
Transfer of SIT (Sommer Allibert) shares to Faurecia	-	166	N/A
Goodwill on acquisitions for the year and translation adjustment	(45)	86	97
Amortization for the year	(128)	(118)	(70)
Exceptional amortization	(32)	(75)	(188)
Closing balance, net	2,120	2,225	1,054

Faurecia

In 2002, the book value of the assets of each of Faurecia's businesses, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections. The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the current business plan (2006) based on a growth rate of 2%. A discount rate of 7.5% was applied.

Based on the comparison between the book values of the assets and the sum of the corresponding discounted future cash flows, no impairment loss was recorded in respect of goodwill.

Goodwill recognized on acquisition of the Sommer Allibert group in 2001 amounted to €1,278 million. Details of this amount are provided in note 3-c 1. This goodwill is being amortized over 20 years, from the date of acquisition of the various blocks of shares. The amortization charge for 2001 was €52 million.

Peugeot Citroën Argentina

Exceptional amortization of goodwill recorded in 2001 and 2000 concerned Peugeot Citroën Argentina and included:

In 2001:

- Amortization of €56 million offset by the reversal of an equivalent amount from contingency reserves, following the favorable outcome of a risk that was recorded in the balance sheet of Peugeot Citroën Argentina when the company was first consolidated.
- Additional amortization of €19 million to write off the balance of the goodwill in accordance with the principle described in note 1-l.

In 2000:

- Amortization of €61 million offset by the reversal of an equivalent amount from contingency reserves, following the favorable outcome of a risk that was recorded in the balance sheet of Peugeot Citroën Argentina when the company was first consolidated;
- Additional amortization of €127 million recorded in accordance with the policy described in note 1-l.

Peugeot Citroën do Brasil Automoveis

In 2002, the balance of goodwill arising on acquisition of Peugeot Citroën do Brasil Automoveis was written off in accordance with the policy described in note 1-l.

b) Finance companies

Goodwill concerns Crédipar.

The gross amount is €100 million, amortized over 20 years. Accumulated amortization at December 31, 2002 amounted to €20 million and the net book value of goodwill at that date was €80 million.

The carrying value of goodwill, under assets, is covered by future cash flows and it is not necessary to record any impairment.

⇒ Note 15 - Intangible assets

Intangible assets, including software development costs as described in note 1- j, break down as follows:

a) Manufacturing and sales companies

(in millions of euros)	2002			2001			2000		
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Software	325	(170)	155	265	(107)	158	160	(50)	110
Other intangible assets	153	(114)	39	60	(35)	25	55	(29)	26
Total	478	(284)	194	325	(142)	183	215	(79)	136

b) Finance companies

(in millions of euros)	2002			2001			2000		
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Software	36	(7)	29	26	(7)	19	24	(7)	17
Other intangible assets	6	(5)	1	6	(4)	2	7	(4)	3
Total	42	(12)	30	32	(11)	21	31	(11)	20

⇒ Note 16 - Property, plant and equipment

a) Manufacturing and sales companies

1. Analysis by category

	2002			2001			2000		
(in millions of euros)	Cost	Depreciation	Net	Cost	Depreciation	Net	Cost	Depreciation	Net
Land	382	(10)	372	364	(9)	355	353	(10)	343
Buildings	4,376	(2,244)	2,132	4,292	(2,146)	2,146	3,783	(1,989)	1,794
Plant and equipment	14,020	(8,862)	5,158	13,779	(8,596)	5,183	12,377	(7,774)	4,603
Vehicles and handling equipment	514	(382)	132	613	(400)	213	722	(474)	248
Fixtures, fittings and other	844	(548)	296	816	(502)	314	691	(417)	274
Assets under construction	1,564	-	1,564	1,321	-	1,321	1,936	-	1,936
	21,700	(12,046)	9,654	21,185	(11,653)	9,532	19,862	(10,664)	9,198
Leased vehicles	306	(72)	234	253	(65)	188	280	(76)	204
Special tools	7,400	(5,743)	1,657	7,253	(5,512)	1,741	6,442	(5,485)	957
	7,706	(5,815)	1,891	7,506	(5,577)	1,929	6,722	(5,561)	1,161
Total	29,406	(17,861)	11,545	28,691	(17,230)	11,461	26,584	(16,225)	10,359

2. Capitalized interest

(in millions of euros)	2002	2001	2000
	44	50	76

3. Movements for the year

(in millions of euros)	2002	2001	2000
Cost			
As of January 1	28,691	26,584	25,085
Acquisitions	2,790	2,938	2,897
Disposals	(1,406)	(1,573)	(1,371)
Changes in scope of consolidation and other	(43)	993	(85)
Translation adjustment	(626)	(251)	58
As of December 31	29,406	28,691	26,584
Depreciation			
As of January 1	17,230	16,225	15,631
Additions for the year	2,172	1,985	1,886
Depreciation written off on disposals	(1,234)	(1,354)	(1,264)
Changes in scope of consolidation and other	(58)	502	(59)
Translation adjustment	(249)	(128)	31
As of December 31	17,861	17,230	16,225

b) Finance companies

Property and equipment of Group finance companies can be analyzed as follows:

(in millions of euros)	2002			2001			2000		
	Cost	Depreciation	Net	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings	48	(15)	33	48	(13)	35	48	(15)	33
Equipment and other	52	(34)	18	52	(35)	17	55	(33)	22
	100	(49)	51	100	(48)	52	103	(48)	55
Leased vehicles	-	-	-	-	-	-	107	(31)	76
Total	100	(49)	51	100	(48)	52	210	(79)	131

Since 2001, the characteristics of PSA Finance Nederland's portfolio of long-term leases have been analyzed in detail by reference to the criteria applied to determine the accounting classification of leases. The analysis shows that the leases fulfill the criteria for classification as direct financing leases.

⇒ Note 17 - Receivables and investment securities

Receivables and investment securities include:

(in millions of euros)	2002	2001	2000
Value-added tax credit	-	-	45
Investment securities (note 1-m 1.)	6	4	3
Advances to non-consolidated companies	53	71	87
Very long-term loans under the Government housing scheme (France)	37	29	23
Other long-term loans and receivables	51	77	60
	147	181	218
Marketable securities with maturities in excess of one year (note 1-m 3.)			
- Restricted stock	66	66	344
- Other	716	377	548
Total	929	624	1,110

Unrealized gains on restricted stock at December 31, 2002, 2001 and 2000 are as follows:

(in millions of euros)	2002	2001	2000
	67	106	578

⇒ Note 18 - Investments in companies at equity

Companies accounted for by the equity method, as defined in note 1-a consist of manufacturers of automotive equipment and companies manufacturing and selling vehicles.

a) Changes in investments in companies at equity

(in millions of euros)	2002	2001	2000
As of January 1	215	203	194
Dividends paid and income transfers	(17)	(9)	(13)
Group equity in net earnings for the year	22	9	19
Inclusion of Dongfeng Citroën Automotive Corp. – DCAC	104	N/A	N/A
Formation of Toyota Peugeot Citroën Automobile	33	N/A	N/A
Acquisitions	13	15	4
Disposals	-	(1)	-
Effect of exchange rate changes	(19)	(2)	(1)
As of December 31	351	215	203

b) Equity in net assets of companies at equity

(in millions of euros)	%	2002	2001	2000
Renault cooperation agreement				
Française de Mécanique	50	93	85	79
Société de Transmissions Automatiques	20	3	3	3
Société Franco-Suédoise de Moteurs P.R.V.	50	wound up	-	1
Fiat cooperation agreement				
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	19	35	38
Gisevel	50	6	5	4
Sevelind	50	(58)	(74)	(86)
Sevel S.p.A.	50	120	130	146
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	33	N/A	N/A
Dongfeng Citroën Automotive Corp.	27	92	N/A	N/A
Other				
Siemens Automotiv Hydraulics	48	3	3	3
Faurecia group companies		40	28	15
Total		351	215	203

c) Equity in net earnings of companies at equity

(in millions of euros)	%	2002	2001	2000
Renault cooperation agreement				
Française de Mécanique	50	16	12	8
Société de Transmissions Automatiques	20	-	-	(1)
Société Franco-Suédoise de Moteurs P.R.V.	50	wound up	-	-
Fiat cooperation agreement				
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	(15)	(3)	-
Gisevel	50	1	1	-
Sevelind	50	15	12	11
Sevel S.p.A.	50	(10)	(15)	(2)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	-	N/A	N/A
Dongfeng Citroën Automotive Corp.	27	10	N/A	N/A
Other				
Siemens Automotiv Hydraulics	48	-	-	(2)
Faurecia group companies		5	2	5
Total		22	9	19
Breakdown: Earnings before tax		16	2	22
Income taxes		6	7	(3)
Net earnings		22	9	19

d) Key combined financial data of companies at equity

1. Aggregate data

(in millions of euros)	2002	2001	2000
Capital employed			
- Property, plant and equipment	886	633	590
- Working capital	383	424	398
- Other capital employed	6	(31)	7
Total	1,275	1,026	995
Capital expenditure	159	145	92
Financial position			
- Long and medium-term debt	(297)	(300)	(244)
- Other financial items	(435)	(287)	(259)
Total	(732)	(587)	(503)

2. Key data by company

Total capital employed

(in millions of euros)	%	2002	2001	2000
Renault cooperation agreement				
Française de Mécanique	50	278	284	240
Société de Transmissions Automatiques	20	14	16	15
Fiat cooperation agreement				
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	193	213	162
Gisevel	50	54	56	63
Sevelind	50	165	207	289
Sevel S.p.A.	50	218	222	214
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	26	N/A	N/A
Dongfeng Citroën Automotive Corp.	27	259	N/A	N/A
Other				
Siemens Automotiv Hydraulics	48	2	3	(2)
Faurecia group companies		66	25	14
Total		1,275	1,026	995

Financial position

(in millions of euros)	%	2002	2001	2000
Renault cooperation agreement				
Française de Mécanique	50	(162)	(178)	(135)
Société de Transmissions Automatiques	20	(7)	(8)	(8)
Fiat cooperation agreement				
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	(161)	(178)	(125)
Gisevel	50	(36)	(39)	(47)
Sevelind	50	(108)	(137)	(198)
Sevel S.p.A.	50	(74)	(52)	6
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobile	50	7	N/A	N/A
Dongfeng Citroën Automotive Corp.	27	(168)	N/A	N/A
Other				
Siemens Automotiv Hydraulics	48	-	(2)	4
Faurecia group companies		(23)	7	-
Total		(732)	(587)	(503)

e) Amounts receivable from and payable to companies at equity

(in millions of euros)	2002	2001	2000
Long-term loans	45	53	61
Current maturities of long-term loans	118	10	19
Short-term advances	-	83	56
Accounts and notes receivable	192	134	153
Accounts and notes payable	(945)	(776)	(809)
Short-term loans	(30)	(24)	(67)

⇒ Note 19 - Shares in non-consolidated companies

a) Book value

(in millions of euros)	2002	2001	2000
At cost	131	640	603
Allowances	(46)	(402)	(349)
Net	85	238	254

The decrease in this item in 2002 primarily reflects the fact that Dongfeng Citroën Automotive Corp. is now accounted for by the equity method (see note 3-b) 1.), as well as the adjustment of consolidation criteria (see note 3-b) 6.)

b) Portfolio breakdown (net of allowances)

(in millions of euros)	% interest	2002	2001	2000
Dongfeng Citroën Automotive Corp. (*)	27	-	109	109
Financière Pergolèse (*)	100	-	17	28
Circulos de inversiones - CISA (*)	100	-	7	18
Peugeot Motors of America (*)	100	-	7	7
Jeppener	100	5	12	18
Société industrielle de Poissy	N/A	Merged	6	6
Peugeot Automobile Nigéria	40	8	8	8
Koyo Steering Dijon Saint-Etienne	15	5	11	11
Non-consolidated dealers		18	14	14
Faurecia group portfolio		17	14	14
Other		32	33	21
Total		85	238	254

* *companies included in the scope of consolidation in 2002.*

c) Movements for the year

(in millions of euros)	2002	2001	2000
Opening balance, net	238	254	128
Stock acquired for cash	25	33	164
Stock acquired in stock-for-stock transactions	9	2	22
Companies included in the scope of consolidation for the first time	(179)	(9)	(33)
Divested stock	(6)	(10)	(23)
Net increase in allowances	(3)	(30)	(10)
Translation adjustment and other	1	(2)	6
Closing balance, net	85	238	254

⇒ Note 20 - Other non-current assets

Other non-current assets can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Excess of payments to external funds over pension obligations (note 46-a) 3.)	167	107	93
Other	90	97	83
Total	257	204	176

⇒ Note 21 - Inventories

Inventories can be analyzed as follows:

(in millions of euros)	2002	2001	2000
At cost			
Raw materials and supplies	865	864	702
Semi-finished products and work-in-progress	1,298	1,282	1,009
Goods for resale and used vehicles	1,144	1,153	824
Finished products and replacement parts	3,429	3,446	2,988
	6,736	6,745	5,523
Less: allowances	(569)	(527)	(352)
Total	6,167	6,218	5,171

Movements in inventories are analyzed in note 39-a) 2.

⇒ Note 22 - Accounts and notes receivable

a) Securitization

In November 2000, Faurecia and certain of its French subsidiaries signed a rolling one-year agreement for the sale of up to €400 million worth of receivables to a banking special purpose entity. The agreement expires in November 2005.

In December 2002, a second rolling one-year agreement was signed by other French, German and Spanish subsidiaries of Faurecia with another banking special purpose entity, for the sale of up to €460 million worth of receivables. This agreement expires in December 2007.

In both cases, the receivables are sold without recourse and Faurecia's risk is limited to the amount of the security deposit paid to the special purpose entity.

At December 31, 2002, total financing raised under these programs, net of the security deposit, amounted to €651 million, including €281 million in receivables sold but not yet collected. The corresponding amounts at December 31, 2001 were €260 million and €156 million respectively. The security deposit, in the amount of €106 million at December 31, 2002 and €17 million at December 31, 2001, is included in "Other receivables".

After taking into account the amount recognized under "Short-term debt" – €167 million at December 31, 2002 and €125 million at December 31, 2001 – to offset the inclusion of the sold receivables under assets, the remaining effect on PSA Peugeot Citroën Group debt at these dates is not material.

b) Reclassification

Effective from 2002, "Accounts and notes receivable" include credit notes deducted from sales corresponding to confirmed or estimated sales incentives on new vehicles held in inventory in the independent dealer network, as well as credit notes and accrued credit notes for sales incentives on vehicles sold to customers that have not yet been settled by the Group.

These credit notes were previously included in "Other receivables" for an amount of €404 million at December 31, 2001 and €324 million at December 31, 2000. They have been reclassified under "Accounts and notes receivable" to permit meaningful year-on-year comparisons.

c) Breakdown

(in millions of euros)	2002	2001	2000
Accounts and notes receivable	3,520	3,642	3,154
Credit losses	(139)	(191)	(192)
Total	3,381	3,451	2,962

This item does not include receivables from dealers transferred to the finance companies which are shown in the consolidated balance sheet under "Finance receivables".

Movements in this item are analyzed in note 39-a) 2.

⇒ Note 23 Finance receivables

a) Securitization

The Banque PSA Finance Group has carried out two securitization transactions through "Auto ABS", a special purpose entity created in June 2001:

- On June 28, 2001, Din and Sofi, two subsidiaries of Crédipar - a French subsidiary of the Banque PSA Finance Group - sold €1 billion worth of automobile loans to the 2001-1 fund of the Auto ABS special purpose entity. The Auto ABS 2001-1 fund issued €950 million worth of AAA/Aaa rated preferred asset-backed securities and €50 million worth of A/A2 rated subordinated asset-backed securities. Crédipar's retained interest amounts to €10,000. The preferred and subordinated asset-backed securities are secured by a €20 million deposit paid by Crédipar.
  The fund purchases additional loans from Din and Sofi every month, to maintain the total asset pool at €1 billion. The asset pool will be topped up at monthly intervals through July 2003 and will then be wound down over an estimated period of three years.
- On July 11, 2002, Din and Sofi sold €550 million worth of automobile loans and the spanish branch of Banque PSA Finance sold €950 million worth of automobile loans to the Auto ABS 2002-1 fund.
  The Auto ABS 2002-1 fund issued €1,440 million worth of AAA/Aaa rated preferred asset-backed securities and €60 million worth of A/A2 rated subordinated asset-backed securities. Banque PSA Finance's retained interest amounts to €30,000. The preferred and subordinated asset-backed securities are secured by a €30 million deposit paid by Banque PSA Finance.
  The fund purchases additional loans from Din, Sofi and the spanish branch of Banque PSA Finance every month, to maintain the total asset pool at €1.5 billion. The asset pool will be topped up at monthly intervals through July 2004 and will then be wound down over an estimated period of three years.

In both cases, the securitized loans are no longer carried in the balance sheet. The impact of the operations on earnings for the period was not material. Banque PSA Finance's retained interest is included in short-term investments. In accordance with Group accounting policy, allowances for credit losses were recorded when the loans were made. These allowances have been maintained in the balance sheet to cover the risk of losses on the deposits.

The deposits are carried in the balance sheet under "Other customer loans".

b) Analysis

1. Total finance receivables

After taking into account the effects of the securitization, finance receivables break down as follows:

(in millions of euros)	2002	2001	2000
Retail and lease finance receivables	12,301	13,000	11,880
Wholesale receivables	4,653	4,196	3,580
	16,954	17,196	15,460
Deferred revenue	(1,033)	(1,197)	(1,040)
Less: allowances	(189)	(259)	(265)
Total	15,732	15,740	14,155

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase of cars. Wholesale receivables represent amounts due to Peugeot and Citroën by their dealer networks which have been transferred to the Group finance companies and working capital loans made by the finance companies to the dealer networks.

2. Financing costs born by the Automobile division

The Automobile division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

(in millions of euros)	2002	2001	2000
	2,774	2,425	2,315

The corresponding financing costs are recorded under the manufacturing and sales companies' "Cost of goods and services sold" as follows:

(in millions of euros)	2002	2001	2000
	157	190	142

3. Maturities of finance receivables

2002

(in millions of euros)	2003	2004	2005	Subsequent years	Total
Retail and lease finance receivables	4,584	3,742	2,464	1,511	12,301
Wholesale receivables	4,582	29	15	27	4,653
Total	9,166	3,771	2,479	1,538	16,954

2001

(in millions of euros)	2002	2003	2004	Subsequent years	Total
Retail and lease finance receivables	4,286	3,641	3,005	2,068	13,000
Wholesale receivables	4,174	9	5	8	4,196
Total	8,460	3,650	3,010	2,076	17,196

2000

(in millions of euros)	2001	2002	2003	Subsequent years	Total
Retail and lease finance receivables	4,109	3,345	2,708	1,718	11,880
Wholesale receivables	3,555	11	5	9	3,580
Total	7,664	3,356	2,713	1,727	15,460

4. Movements in allowances for credit losses

2002

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	223	36	259
Movements for the year	(76)	6	(70)
Closing balance	147	42	189

2001

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	223	42	265
Movements for the year	0	(6)	(6)
Closing balance	223	36	259

2000

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	192	44	236
Movements for the year	31	(2)	29
Closing balance	223	42	265

In 2002, the reversal of allowances for credit losses on retail and lease finance receivables concerns the write off by Crédipar of loans more than 150 days past due that had been written down in full in the accounts.

⇒ Note 24 - Other finance company customer receivables

Other customer receivables at December 31 can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Within 1 year	131	94	97
1 to 5 years	151	133	89
Over 5 years	13	15	19
Total	295	242	205

⇒ Note 25 - Short-term income tax assets

a) Manufacturing and sales companies

(in millions of euros)	**2002**	2001	2000
Current taxes: prepayments	**657**	492	161
Deferred tax assets	**323**	443	324
Total	**980**	935	485

b) Finance companies

(in millions of euros)	**2002**	2001	2000
Current taxes: prepayments	**27**	13	-
Deferred tax assets	**36**	40	16
Total	**63**	53	16

⇒ Note 26 - Other receivables

a) Manufacturing and sales companies

(in millions of euros)	**2002**	2001	2000
Prepaid and recoverable taxes (other than income taxes)	**1,311**	1,311	1,043
Vehicles sold under buyback contracts	**426**	485	376
Other receivables	**882**	789	788
Total	**2,619**	2,585	2,207

As explained in note 1-d, new vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The amount recorded under this caption corresponds to the cost of the vehicles.

b) Finance companies

(in millions of euros)	**2002**	2001	2000
Prepaid expenses	**586**	503	369
Other receivables	**337**	239	181
Total	**923**	742	550

⇒ Note 27 - Short-term investments - manufacturing and sales companies

(in millions of euros)	**2002**	2001	2000
Own shares held for allocation on exercise of employee stock options			
- Peugeot S.A. shares	**97**	57	18
- Faurecia shares	**15**	11	7
Other quoted securities	**236**	277	-
Other marketable securities	**741**	668	1,221
Total	**1,089**	1,013	1,246

"Other quoted securities" represent securities previously included in long-term loans and investment securities, under "Restricted stock" (note 17).

Unrealized gains on these securities total:

(in millions of euros)	**2002**	2001	2000
	292	483	-

⇒ Note 28 - Cash and cash equivalents

Cash and cash equivalents, as defined in note 1-q, break down as follows:

a) Manufacturing and sales companies

(in millions of euros)	**2002**	2001	2000
Investments with maturities of less than three months	**3,856**	4,550	2,540
Advances to companies at equity	**-**	83	56
Cash and current account balances	**676**	887	547
Total	**4,532**	5,520	3,143

As from 2002, advances to companies at equity are recorded under "Short-term loans".

b) Finance companies

(in millions of euros)	**2002**	2001	2000
Investments with maturities of less than three months	**2,261**	1,406	-
Central bank current account balances	**218**	282	68
Cash and current account balances	**457**	458	183
Total	**2,936**	2,146	251

⇒ Note 29 - Common stock, capital in excess of par value of stock

a) Common stock

As of December 31, 2002, the Company's capital stock amounted to €259,109,146, represented by common shares with a par value of €1 (note 29-c), all fully paid. The shares may be held in bearer or registered form, at the choice of stockholders. Shares registered in the name of the same holder for at least four years carry double voting rights (article 38 of the bylaws).

b) Changes in the number of shares issued and outstanding

(in euros)	**2002**	2001	2000
As of January 1	**259,109,146**	278,223,630	272,946,048
Canceled shares (note 29-d)	**-**	(23,450,000)	-
Shares issued on exercise of stock options (note 29-e)	**N/A**	N/A	84,300
Shares issued on conversion of debentures	**N/A**	4,335,516	5,193,282
As of December 31	**259,109,146**	259,109,146	278,223,630

c) 2001 stock-split

On July 2, 2001 existing €6 par value shares were exchanged for new €1 par value shares, on a six-for-one basis. This stock-split was authorized by stockholders at the Extraordinary Meeting of May 16, 2001 (8th resolution).

d) Capital reduction

On November 23, 2001, the Group canceled 23,450,000 new €1 par value shares under a stockholder-approved program (9th resolution of the Extraordinary Stockholders' Meeting of May 16, 2001). The difference between the cost of the shares and their par value was charged against "Capital in excess of par value of stock" in the amount of €381 million (note 29-h) and against "Retained earnings" for €510 million.

e) Employee stock options

1. Stock subscription options

In 1995, the Managing Board of Peugeot S.A. granted options to certain directors and officers of the Company and its subsidiaries to subscribe for new €6 par value common shares at a price of €94.90 per share. The options exercised under this plan, which terminated on April 5, 2000, are set out in note 29-b.

2. Stock purchase options

Each year since 1999, the Managing Board of Peugeot S.A. has granted options to the same categories of Group employees allowing them to purchase existing shares. Following the 2001 stock-split (note 29-c), the current terms of these plans are as follows:

	2002 plan	2001 plan	2000 plan	1999 plan
Date of Managing Board decision	Aug. 20, 2002	Nov. 20, 2001	Oct. 5, 2000	March 31, 1999
Vesting date	Aug. 20, 2005	Nov. 20, 2004	Oct. 5, 2002	March 31, 2001
Expiry date of exercise period	Aug. 20, 2009	Nov. 19, 2008	Oct. 4, 2008	March 31, 2007
Number of grantees	178	147	154	97
Exercise price (in euros)	46.28	46.86	35.46	20.83
Number of options granted	860,100	798,600	709,200	462,900

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are shown below:

(number of options)		2002	2001	2000
As of January 1		1,940,100	1,166,100	456,900
Options granted during the year		860,100	798,600	709,200
Options exercised during the year		(17,000)	(24,600)	-
As of December 31		2,783,200	1,940,100	1,166,100
o/w	1999 plan	415,300	432,300	456,900
	2000 plan	709,200	709,200	709,200
	2001 plan	798,600	798,600	
	2002 plan	860,100		

f) Share buyback programs

Transactions under stockholder-approved share buyback programs can be analyzed as follows:

	Authorizations	Transactions 2002	2001	2000
Opening balance		2,994,287	16,044,378	8,332,152
Shares bought back				
AGM of June 2, 1999	30,000,000	N/A	N/A	2,775,786
AGM of May 24, 2000	29,400,000	N/A	1,249,068	5,026,440
AGM of May 16, 2001	10% of capital	789,000	9,625,441	N/A
AGM of May 15, 2002	25,000,000	11,511,167	N/A	N/A
Canceled shares (note 29-d)				
AGM of May 16, 2001	10% of capital	-	(23,450,000)	N/A
Shares sold				
On exercise of stock options		(17,000)	(24,600)	-
Other		(68,745)	(450,000)	(90,000)
At year-end		15,208,709	2,994,287	16,044,378
- Shares held for allocation on exercise of stock options (note 29-d)		2,783,200	1,940,100	1,166,100
- Treasury stock (note 29-i)		12,425,509	1,054,187	14,878,278

g) Capital in excess of par value of stock

Capital in excess of par value of stock recorded in the balance sheet at December 31, 2000 does not appear in the balance sheet at December 31, 2002 following the capital reduction of November 23, 2001.

h) Retained earnings

Retained earnings, including net income for the year, are as follows:

(in millions of euros)	2002	2001	2000
Peugeot S.A. legal reserve	28	28	27
Other Peugeot S.A. statutory reserves and results	4,721	3,825	3,180
Other retained earnings and net income	7,126	6,626	6,308
Total	11,875	10,479	9,515

Other Peugeot S.A. statutory reserves break down as follows:

(in millions of euros)	2002	2001	2000
Reserves available for distribution			
- Without taxation	2,062	1,513	700
- Subject to payment of additional tax	961	961	885
- Subject to payment of the "précompte" equalization tax	1,698	1,351	1,595
	4,721	3,825	3,180
Tax payable in the case of distribution (other than the "précompte" equalization tax)	210	210	205

i) Treasury stock

Treasury stock corresponds to the cost of all the Peugeot S.A. shares purchased on the open market, net of canceled shares and shares held for allocation on exercise of management and employee stock options which are reported under "Short-term investments" (note 27).

j) Cumulative translation adjustment

The cumulative translation adjustment, as defined in note 1-b, can be analyzed as follows as of December 31, 2002, 2001 and 2000:

(in millions of euros)	2002	2001	2000
Euroland subsidiaries	(249)	(249)	(249)
Other foreign subsidiaries	(333)	(156)	48
Total	(582)	(405)	(201)

Translation adjustments related to other foreign subsidiaries include adjustments due to the devaluation of the Argentine peso in an amount of €373 million in 2002 and €205 million in 2001, and net positive adjustments of €40 million in 2002 and €49 million in 2001 concerning subsidiaries in other countries.

⇒ Note 30 - Minority interests

Minority interests in retained earnings can be analyzed as follows:

a) Manufacturing and sales companies

(in millions of euros)	2002	2001	2000
As of January 1	689	579	585
Minority interest in net income of subsidiaries	(4)	(26)	(4)
Dividends paid to minority stockholders of subsidiaries	(12)	(13)	(12)
Minority interest in share issues by subsidiaries	2	4	2
Changes in scope of consolidation and other movements	(8)	146	4
Translation adjustment	(27)	(1)	4
As of December 31	640	689	579

b) Finance companies

(in millions of euros)	2002	2001	2000
As of January 1	103	79	64
Minority interest in net income of subsidiaries	21	16	15
Dividends paid to minority stockholders of subsidiaries	(31)	-	-
Minority interest in share issues by subsidiaries	-	9	-
Changes in scope of consolidation and other movements	-	-	1
Translation adjustment	(2)	(1)	(1)
As of December 31	91	103	79

⇒ Note 31 - Reserves for contingencies and liabilities

a) Manufacturing and sales companies

1. Details of reserves for contingencies and liabilities

(in millions of euros)	2002	2001	2000
Long-term reserves for operating liabilities			
Retirement benefits (note 46)	240	238	228
Employee benefits	90	91	93
Claims and litigation	71	77	53
Warranty costs	279	120	123
Vehicles sold under buyback contracts (*)	60	39	17
End-of-life vehicles	43	-	-
Operations in Argentina	47	50	-
Losses on long-term contracts	63	93	26
Other	232	216	338
	1,125	924	878
Other reserves for contingencies and liabilities			
Early-termination plan (note 45)	400	323	349
Reserve for debenture redemption premiums	-	-	27
Restructuring reserves	127	63	13
Other	75	84	55
	602	470	444
Total	1,727	1,394	1,322

** A reserve is recorded for vehicles sold under buyback contracts with a term in excess of three years, where the Group expects to make a loss on resale. The Group does not expect to incur any additional losses on these contracts.*

2. Movements in reserves for contingencies and liabilities

(in millions of euros)	2002	2001	2000 (1)
As of January 1	1,394	1,322	1,459
Movements charged to income			
- Additions	861	522	
- Reserves utilized	(412)	(373)	
- Reversals	(89)	(163)	
	360	(14)	(190)
Other movements			
- Translation adjustment	(69)	(22)	23
- Effect of changes in scope of consolidation and other	42	108	30
As of December 31	1,727	1,394	1,322

(1) The breakdown of movements charged to the income statement in 2000 is not available in the same form as for 2002 and 2001.

Reversals of reserves primarily include the following:
In 2002, €34 million released from the reserve for tax under the Flex regime (trade balance) concerning Peugeot Citroën do Brasil.

In 2001, €84 million released from the reserve for risks relating to the Group's operations in Argentina that was originally charged against goodwill (note 14-a) 2), and €26 million released from the reserve for redemption premiums on Peugeot S.A. convertible debentures which matured during the year.

b) Finance companies

Reserves for contingencies and liabilities carried in the balance sheets of the finance companies can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Long-term reserves for operating liabilities			
Retirement benefits (note 46)	7	6	6
Other	38	28	25
	45	34	31
Other reserves for contingencies and liabilities			
Other	8	11	0
Total	53	45	31

⇒ Note 32 - Other long-term liabilities - manufacturing and sales companies

Other long-term liabilities of manufacturing and sales companies comprise:

(in millions of euros)	2002	2001	2000
Investment grants, net	51	45	47
Other	44	24	23
Total	95	69	70

⇒ Note 33 - Convertible debentures

In March 1994, Peugeot S.A. issued convertible debentures for a total of €604 million. The four million debentures were issued at a price of €150.92 and were convertible at any time on the basis of one share per debenture.

2002

The debentures no longer have any impact on the consolidated financial statements.

2001

The debentures matured on January 1, 2001. Of the 747,329 debentures outstanding as of December 31, 2000, 722,586 were converted into shares and 24,743 were redeemed for cash.

The reserve set up to cover the premium of €35.7 per debenture due on any unconverted debentures redeemed at maturity was released. Of the total amount released, €26 million concerned converted debentures and €1 million concerned debentures redeemed for cash.

2000

During 2000, 865,547 debentures were converted.

In accordance with the applicable early redemption clause, during 2000 the Group bought back and canceled 2,380,632 debentures. The transaction gave rise to a non-recurring loss of €196 million.

An amount of €71 million was released from the reserve for redemption premiums in connection with the cancellation of debentures referred to above. In addition, an amount of €26 million was released from the reserve in respect of debentures converted during the year.

➾ Note 34 - Other long-term borrowings - manufacturing and sales companies

a) Maturities of long-term debt

Maturities of long-term debt other than convertible debentures (note 33) are as follows:

2002

(in millions of euros)	Other bonds and debentures	Other borrowings	Total
2004	-	390	390
2005	-	139	139
2006	69	146	215
2007	-	997	997
Subsequent years	1,490	268	1,758
	1,559	1,940	3,499
Current portion	-	311	311
Total	1,559	2,251	3,810

2001

(in millions of euros)	Other bonds and debentures	Other borrowings	Total
2003	-	501	501
2004	-	273	273
2005	-	125	125
2006	69	720	789
Subsequent years	1,490	457	1,947
	1,559	2,076	3,635
Current portion	-	299	299
Total	1,559	2,375	3,934

2000

(in millions of euros)	Other bonds and debentures	Other borrowings	Total
2002	-	367	367
2003	-	315	315
2004	-	146	146
2005	-	524	524
Subsequent years	69	556	625
	69	1,908	1,977
Current portion	-	408	408
Total	69	2,316	2,385

b) Repayment currencies

The long-term portion of borrowings other than convertible debentures can be analyzed as follows by repayment currency:

(in millions of euros)	2002	2001	2000
Euros	2,892	2,830	1,399
Pounds sterling	492	421	228
U.S dollars	-	7	-
Swiss francs	-	152	152
Brazilian reals	100	206	168
Other	15	19	30
Total	3,499	3,635	1,977

c) Average interest rates

The weighted average interest rate on long-term debt, before taking into account the impact of hedges, was as follows as of December 31, 2002, 2001 and 2000:

(in %)	2002	2001	2000
	5.03	5.31	5.35

d) Obligations under capital leases

The discounted present value of minimum future lease payments included in other borrowings in respect of assets acquired under capital leases was as follows at December 31:

(in millions of euros)	2002	2001	2000
2001	-	-	31
2002	-	33	31
2003	32	32	30
2004	32	30	29
2005	30	30	-
2006	30	-	-
Subsequent years	127	154	178
	251	279	299
Less: amount representing interest	(30)	(37)	(42)
Present value of minimum future lease payments	221	242	257

e) Long-term portion of other bonds and debentures

(in millions of euros)	2002	2001	2000
GIE PSA Trésorerie (2001 fixed rate bonds, due 2011)	1,490	1,490	-
Peugeot S.A. (1998 bonds indexed to the market price of Peugeot S.A. shares)	69	69	69
Total	1,559	1,559	69

➾ Note 35 - Short-term financing and bank overdrafts - manufacturing and sales companies

a) Details of short-term financing and bank overdrafts

(in millions of euros)	2002	2001	2000
Commercial paper (note 35b)	664	738	533
Short-term loans	1,142	694	593
Bank overdrafts	645	2,488	1,798
Total	2,451	3,920	2,924

b) Commercial paper

(in millions of euros)	Issue currency	2002	2001	2000
Short-term notes				
- Faurecia	EUR	664	718	319
Commercial paper				
- Peugeot Commercial Paper Gmbh	EUR	-	-	195
- Citroën Polska	PLN	-	14	14
- Peugeot Polska	PLN	-	6	5
Total		664	738	533

⇒ Note 36 - Financing liabilities - finance companies

a) Maturities of long-term debt

2002

(in millions of euros)	Bonds and debentures	Other debt securities	Other borrowings	Total
2004	-	1,142	1,563	2,705
2005	-	1,199	140	1,339
2006	91	902	474	1,467
2007	-	729	146	875
Subsequent years	-	532	100	632
	91	4,504	2,423	7,018
Current portion	-	5,831	4,236	10,067
Total	91	10,335	6,659	17,085

2001

(in millions of euros)	Bonds and debentures	Other debt securities	Other borrowings	Total
2003	-	1,771	215	1,986
2004	-	416	980	1,396
2005	-	577	85	662
2006	91	710	404	1,205
Subsequent years	-	34	90	124
	91	3,508	1,774	5,373
Current portion	-	7,037	3,733	10,770
Total	91	10,545	5,507	16,143

2000

(in millions of euros)	Bonds and debentures	Other debt securities	Other borrowings	Total
2002	-	1,093	433	1,526
2003	-	230	107	337
2004	-	78	18	96
2005	-	321	89	410
Subsequent years	91	102	90	283
	91	1,824	737	2,652
Current portion	134	5,452	3,347	8,933
Total	225	7,276	4,084	11,585

b) Repayment currencies

The long-term portion of finance company financing liabilities breaks down as follows by repayment currency:

(in millions of euros)	2002	2001	2000
Euros	6,083	3,774	1,853
Pounds sterling	577	1,173	266
US dollars	200	261	247
Japanese Yen	71	30	154
Other	87	135	132
Total	7,018	5,373	2,652

c) Long-term portion of bonds and debentures

(in millions of euros)	2002	2001	2000
Banque PSA Finance (1998 0.57% debentures indexed to the CAC 40)	91	91	91
	91	91	91

d) Other debt securities

1. Long-term portion

(in millions of euros)	Issue currency	2002	2001	2000
Domestic MTN due in more than one year				
- Peugeot Finance International	EUR	1	1	1
- Crédipar	EUR	82	124	309
- Banque PSA Finance	EUR	586	496	205
EMTN due in more than one year				
- Peugeot Finance International	USD	9	34	32
	EUR	17	32	41
	GBP	-	-	6
	JPY	-	-	69
- Banque PSA Finance	USD	191	227	215
	EUR	3,214	2,015	650
	CZK	48	94	29
	JPY	71	30	85
	PLN	-	-	32
	GBP	31	197	-
	HKD	12	14	-
Redeemable subordinated securities				
- Banque PSA Finance		150	150	150
- Other		92	94	-
Total		4,504	3,508	1,824

2. Short-term portion

(in millions of euros)	Issue currency	2002	2001	2000
Short-term notes				
- Sofira	EUR	1,332	1,349	1,087
Commercial paper				
- Peugeot Commercial Paper	EUR	-	30	-
- Peugeot Finance International	EUR	30	162	210
Bills of Exchange				
- PSA Wholesale Ltd.	GBP	-	202	96
- PSA Finance Plc	GBP	-	-	819
Domestic MTN due within one year				
- Peugeot Finance International	EUR	-	-	-
- Crédipar	EUR	42	173	336
- Banque PSA Finance	EUR	183	105	23
EMTN due within one year				
- Peugeot Finance International	EUR	31	10	279
	USD	19	-	-
	JPY	-	303	441
	GBP	-	7	80
	ITL	-	15	-
- Banque PSA Finance	EUR	1,516	928	447
	USD	48	-	32
	GBP	154	82	32
	JPY	806	1,858	56
	CZK	47	-	-
	PLN	-	36	10
Certificates of deposit				
- Crédipar	EUR	-	-	122
- Banque PSA Finance	EUR	1,620	1,776	1,378
Other debt securities				
- BPF Brasil	BRL	3	-	-
Retail certificates of deposit				
- Banque PSA Finance	CHF	-	1	4
Total		5,831	7,037	5,452

⇒ Note 37 - Short-term income tax liabilities

a) Manufacturing and sales companies

(in millions of euros)	2002	2001	2000
Current taxes payable	633	796	588
Deferred taxes on planned intercompany dividends	3	6	9
Other deferred taxes	10	6	28
Total	646	808	625

b) Finance companies

(in millions of euros)	2002	2001	2000
Current taxes payable	30	59	-
Deferred taxes on planned intercompany dividends	-	-	2
Other deferred taxes	34	47	41
Total	64	106	43

⇒ Note 38 - Other payables

a) Manufacturing and sales companies

(in millions of euros)	2002	2001	2000
Accrued taxes (other than income taxes)	986	1,005	691
Early-termination plan	86	62	40
Accrued payroll costs	988	897	762
Due to suppliers of property, plant and equipment	525	496	443
Vehicles sold under buyback contracts	584	661	503
Customer prepayments	537	460	268
Other payables	1,522	1,828	1,706
Total	5,228	5,409	4,413

As explained in note 1-d, new vehicles sold under buyback contracts with terms not exceeding three years are not treated as sales but as leases. The amount recorded under this caption corresponds to the sale price of new vehicles less accrued interest.

"Other payables" correspond mainly to short-term warranty costs reserve, accrued payroll taxes, the portion of payments received under customer service contracts that relates to services to be supplied the following year and accrued expenses related to sales incentive programs.

b) Finance companies

(in millions of euros)	2002	2001	2000
Deferred income and accrued expenses	456	496	306
Other payables	594	504	361
Total	1,050	1,000	667

⇒ Note 39 - Change in operating assets and liabilities

a) Manufacturing and sales companies

1. Detail of cash flows from operating activities

(in millions of euros)	2002	2001	2000
- Increase in inventories	(129)	(802)	(1,006)
- Increase in accounts and notes receivable	(56)	(23)	(648)
- Increase in accounts and notes payable	954	177	1,339
- Change in income taxes	(204)	(173)	(73)
- Other changes	(300)	425	280
- *(Increase) decrease in receivables from Group finance companies, net*	*65*	*(26)*	*(130)*
Total	330	(422)	(238)

2. Detail of changes in assets and liabilities

2002

(in millions of euros)	At January 1	Cash flows from operating activities	Effect of changes in scope of consolidation	Translation adjustment	At December 31
- Inventories	(6,218)	(129)	(61)	241	(6,167)
- Accounts and notes receivable	(3,451)	(56)	19	107	(3,381)
- Accounts and notes payable	9,173	954	35	(250)	9,912
- Income taxes	(127)	(204)	(5)	2	(334)
- Other	2,824	(300)	57	28	2,609
Receivables from Group finance companies, net	*(220)*	*65*	-	-	*(155)*
Total	1,981	330	45	128	2,484

2001

(in millions of euros)	At January 1	Cash flows from operating activities	Effect of changes in scope of consolidation	Translation adjustment	At December 31
- Inventories	(5,171)	(802)	(300)	55	(6,218)
- Accounts and notes receivable	(2,962)	(23)	(488)	22	(3,451)
- Accounts and notes payable	8,503	177	510	(17)	9,173
- Income taxes	140	(173)	(98)	4	(127)
- Other	2,184	425	147	68	2,824
Receivables from Group finance companies, net	*(194)*	*(26)*	-	-	*(220)*
Total	2,500	(422)	(229)	132	1,981

b) Finance companies

Cash flows from operating activities can be analyzed as follows:

(in millions of euros)	2002	2001	2000
- Increase in finance receivables	(260)	(1,483)	(1,469)
- Increase in financing liabilities	1,172	4,249	1,103
- Change in income taxes	(54)	(6)	(5)
- Other changes	(217)	82	59
- Decrease in amounts due to Group manufacturing and sales companies, net	*(84)*	*(1,182)*	*(575)*
Total	557	1,660	(887)

⇒ Note 40 - Effect of changes in scope of consolidation and other

The "Effect of changes in scope of consolidation and other" caption in the statement of cash flows for manufacturing and sales companies breaks down as follows:

(in millions of euros)	2002	2001	2000
Change in cash and cash equivalents due to changes in scope of consolidation	(95)	134	-
Additions to intangible assets	(85)	(89)	(80)
Banque PSA Finance share issue underwritten by Peugeot S.A.	(100)	-	-
Other	12	9	(54)
Total	(268)	54	(134)

⇒ Note 41 - Change in other financial assets and liabilities

(in millions of euros)	2002	2001	2000
New long and medium-term debt	337	1,868	495
Repayments of debt and conversions of debentures	(346)	(745)	(922)
(Increase) decrease in long-term loans and receivables	(430)	100	257
(Increase) decrease in short-term investments	12	510	(164)
Increase (decrease) in short-term financing	(1,258)	931	1,096
Decrease in net financing of the finance business provided by the manufacturing and sales companies	*19*	*1,208*	*706*
Total	(1,666)	3,872	1,468

⇒ Note 42 - Net financial position - manufacturing and sales companies

(in millions of euros)	2002	2001	2000
External loans and borrowings			
Cash and cash equivalents	4,532	5,520	3,143
Short-term investments	1,089	1,013	1,246
Short-term financing and bank overdrafts	(2,451)	(3,920)	(2,924)
Current portion of long-term debt	(311)	(299)	(521)
Short-term loans	397	260	207
Long-term debt	(3,499)	(3,635)	(1,977)
Receivables loans and investment securities	929	624	1,110
	686	(437)	284
Loans to and borrowings from Group finance companies			
Current financial assets	97	123	1,077
Long-term loans	-	-	339
Short-term debt	(189)	(197)	(293)
	(92)	(74)	1,123
Total	594	(511)	1,407

⇒ Note 43 - Lines of credit

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2007. The amounts available under these lines of credit are as follows:

(in millions of euros)	2002	2001	2000
Peugeot S.A. and GIE PSA Trésorerie	2,400	2,400	1,718
Faurecia	1,545	1,420	1,046
Banque PSA Finance group	4,850	5,585	5,585
Confirmed lines of credit	8,795	9,405	8,349

Drawdowns on these lines of credit at December 31 were as follows:

(in millions of euros)	2002	2001	2000
Peugeot S.A. and GIE PSA Trésorerie	-	-	-
Faurecia	605	562	622
Banque PSA Finance group	-	94	48
Drawdowns	605	656	670

⇒ Note 44 - Return on capital employed

a) Capital employed

Capital employed includes the value of all the assets employed in the Group's operations. Finance companies use a different definition of capital employed from that used by the manufacturing and sales companies.

Manufacturing and sales companies

Capital employed comprises all non-current assets and reserves employed in the business and working capital.

Non-current assets employed in the business comprise:
- goodwill, net, before exceptional amortization;
- intangible assets and property, plant and equipment, net;
- shares in non-consolidated companies;
- other non-current assets.

Working capital includes:
- inventories;
- accounts and notes receivable;
- receivables from independent dealers transferred to Banque PSA Finance group companies, for which the financing cost is paid by the Automobile division;
- other receivables;
- accounts and notes payable;
- other payables, excluding amounts due under the early-termination plan.

Capital employed also includes operating reserves, defined as reserves where additions or deductions impact operating margin, as well as restructuring reserves.

For companies accounted for by the equity method, which are an integral part of the Group's operations, capital employed corresponds to the Group's equity in the capital employed of those companies.

Finance companies

For the finance companies, capital employed corresponds to stockholders' equity of Banque PSA Finance, which includes the net assets of all of the finance companies. However as dealer receivables transferred to Banque PSA Finance group are included in working capital of the manufacturing and sales companies, the amount of Banque PSA Finance's stockholders' equity representing transferred receivables is deducted for the calculation of finance companies' capital employed.

Capital employed can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Manufacturing and sales companies			
Goodwill			
- Net book value	2,120	2,225	1,054
- Cancellation of exceptional amortization	32	19	127
Intangible assets	194	183	136
Property, plant and equipment	11,545	11,461	10,359
Shares in non-consolidated companies	85	238	254
Other non-current assets	257	204	179
Inventories	6,167	6,218	5,171
Accounts and notes receivable	3,381	3,451	2,962
Receivables from independent dealers transferred to the finance companies, for which the financing cost is paid by the Automobile division	2,774	2,425	2,315
Other receivables	2,619	2,585	2,207
Reserves for operating liabilities	(1,125)	(924)	(878)
Investment grants	(51)	(45)	(47)
Accounts and notes payable	(9,912)	(9,173)	(8,503)
Other payables, excluding amounts due under the early-termination plan	(5,142)	(5,347)	(4,373)
Equity in the capital employed of companies accounted for by the equity method	1,275	1,026	995
Restructuring reserves	(127)	(63)	(13)
Finance companies			
Equity in stockholders' equity of Banque PSA Finance	1,315	1,171	1,043
Total	15,407	15,654	12,988

b) Income generated by capital employed

Return on capital employed is measured on the basis of operating margin plus or minus the other income and expense items corresponding to the definition used for capital employed, i.e. finance charges for receivables from independent dealers transferred to Banque PSA Finance group companies that are paid by the Automobile division, exchange gains or losses, restructuring costs, amortization of goodwill (excluding exceptional amortization), pre-tax earnings of companies at equity (excluding early-termination plan costs) and income from shares in non-consolidated companies.
Income generated by capital employed can be analyzed as follows:

(in millions of euros)	2002	2001	2000
Operating margin– manufacturing and sales companies	2,594	2,404	1,857
Operating margin – finance companies	319	248	264
Consolidated operating margin	2,913	2,652	2,121
Finance cost of receivables from independent dealers transferred to Banque PSA Finance	157	190	142
Exchange gains (losses)	22	(24)	(6)
Restructuring costs	(125)	(120)	(43)
Amortization of goodwill			
- Amortization for the year	(163)	(140)	(199)
- Cancellation of exceptional amortization (note 14-a)	32	19	127
Pre-tax earnings of companies at equity (note 18-c)	16	2	22
Income from shares in non-consolidated companies	20	5	5
Total	2,872	2,584	2,169

a) Return on capital employed

The immediate return on capital employed (before tax), corresponding to income generated by capital employed expressed as a percentage of total capital employed at December 31, is as follows:

(in %)	2002	2001	2000
	18.6	16.5	16.7

⇒ Note 45 - Early-termination plan

a) Internal agreements

Internal agreements have been signed between the Group and employee representatives in France, concerning the implementation of early-termination plans. The plans in question fulfill the criteria laid down in Decree no. 2000-105 dated February 9, 2000 related to the early-termination of certain employees over 55 years of age and qualify for Government financing covering part of the cost.

1. Automobile division

An early-termination plan has been set up for Automobile division employees in France, in application of an internal agreement dated March 4, 1999 and an industry-wide agreement signed on July 26, 1999 by UIMM (the industry federation) with the support of the majority of trade unions represented within the Group.

2. Automotive Equipment division

Following further negotiations between UIMM and the trade unions, in March 2001, the plan was extended to additional companies, including the Faurecia group.

b) Estimated liability

1. Calculation method

The estimated cost to be financed by the Group corresponds to the total benefits payable to the employees concerned, net of government funding. The present value of the liability has been calculated by applying a discount rate of 4.1% and an inflation rate of 1.75%. The short-term portion is included in "Other payables" and the long-term portion is reported under "Reserves for contingencies and liabilities".

2. Change in estimated liability

(in millions of euros)	Other payables	Reserves for contingencies and liabilities
Balance as of December 31, 2001	62	323
Early-termination cost for the year	(57)	-
Changes in employee numbers	-	118
Discounting adjustment	(5)	45
Transfer from long-term to short-term	86	(86)
Balance as of December 31, 2002	**86**	**400**

The €158 million charge recorded in the income statement includes €118 million corresponding to the cumulative effect of changes in employee numbers and a €40 million discounting adjustment. The €57 million reversal is offset by a charge recorded under payroll costs representing the Group's contribution to the Unedic fund responsible for paying benefits to terminated employees.

For the Automobile division, the charge for changes in employee numbers reflects the reduction in the early-retirement age for certain production workers from 57 to 56 and the extension of the plan to technical and industrial supervisors through February 2005.

c) Number of employees concerned

As of December 31, 2002, 13,978 employees were concerned by the plans, including 881 Faurecia group employees.

→ Note 46 - Pension and other post-retirement benefits

a) Supplementary pensions and retirement bonuses

Group employees in certain countries – mainly France, the United Kingdom and Germany – are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

This note describes the accounting treatment of obligations under defined benefit plans as opposed to defined contribution plans under which the Group has no future obligations towards employees.

1. Calculation base

The Group's obligation under these supplementary pension and retirement bonus plans is calculated on an actuarial basis by independent actuaries using models based on the method defined in US standard SFAS 87. Actuarial valuations are generally performed at three-yearly intervals, or more frequently in cases of a change in actuarial assumptions. The most recent actuarial valuations for the principal plans were carried out as of December 31, 2002 based on:

- retirement age assumptions, generally based on retirement at the age of 60 for employees in France or after 60 in the case of employees who have not paid pension contributions over the minimum period required to qualify for a full pension under the government-sponsored scheme;
- an appropriate discount rate;
- an appropriate inflation rate.

Deferred items include:

- unrecognized net gains and losses corresponding to the effect of changes in actuarial assumptions, together with the difference between the actual return on plan assets held in external funds and the return calculated based on the estimated yield on long-term investments. These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees.
- unrecognized transition obligations corresponding to gains and losses arising on adoption of SFAS 87 and following retroactive plan amendments (prior service cost).

These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees.

Total pension obligations, including the transition obligation, are intended to be funded by contributions to external funds. Any excess of external funds over the sum of the projected benefit obligation and the transition obligation is recorded as an asset under "Other non-current assets".

2. Assumptions used

The assumptions used to calculate the Group's obligation for pension and other retirement benefits are as follows for 2002, 2001 and 2000:

(in %)		Euro zone	United Kingdom
Discount rate			
	2002	5.25	5.75
	2001	5.75	6.00
	2000	6.00	6.50
Inflation rate			
	2002	1.75	2.25
	2001	1.75	2.00
	2000	2.00	2.50
		France	**United Kingdom**
Return on long-term investments			
	2002	7.50	7.25
	2001	7.50	7.25
	2000	7.50	7.25

Mortality and staff turnover assumptions used are based on the specific economic conditions of each Group company or the country in which they operate.

3. Obligations and funded status

- At December 31

(in millions of euros)			2002	2001	2000
Present value of projected benefit obligation					
French companies			1,047	1,288	1,154
Foreign companies			1,678	1,591	1,439
		A	2,725	2,879	2,593
Funded status					
Market value as of December 31 of prior years' funding					
French companies			636	909	930
Foreign companies			947	1,139	1,226
		Total (1)	1,583	2,048	2,156
Funding to external organizations for the year					
French companies			9	1	30
Foreign companies			76	59	46
		Total (2)	85	60	76
Market value of external funds of December 31					
French companies			645	910	960
Foreign companies			1,023	1,198	1,272
		B =(1)+(2)	1,668	2,108	2,232
Deferred items					
Transition obligation					
French companies			5	8	15
Foreign companies			(14)	(25)	(34)
		Total (3)	(9)	(17)	(19)
Prior service cost					
French companies			13	(81)	(106)
Foreign companies			17	21	34
		Total (4)	30	(60)	(72)
Unrecognized net actuarial gains and losses					
French companies			377	405	298
Foreign companies			583	310	16
		Total (5)	960	715	314
Total					
French companies			395	332	207
Foreign companies			586	306	16
		C=(3)+(4)+(5)	981	638	223
	Total, net	D=A-B-C	76	133	138
Amounts recognized in the balance sheet					
Reserves					
French companies			113	101	68
Foreign companies			134	143	166
	Total		247	244	234
o/w manufacturing and sales companies			240	238	228
o/w finance companies			7	6	6
Funding surpluses					
French companies			(107)	(55)	(81)
Foreign companies			(64)	(56)	(15)
	Total		(171)	(111)	(96)
o/w manufacturing and sales companies			(167)	(107)	(93)
o/w finance companies			(4)	(4)	(3)
	Total, net in balance sheet		76	133	138

- Changes during the year

(in millions of euros)		
Present value of projected benefit obligation		
As of January 1		2,879
Reduction in obligation following payment of single premium		(384)
Actuarial gain due to transfer to external funds, taken to income		(13)
Service cost and one-year discounting adjustment		235
Benefits paid in 2002		(105)
Change in actuarial assumptions		199
Translation adjustment and other movements		(86)
As of December 31	A	**2,725**
Funded status		
As of January 1		2,108
Decrease in external funds following payment of part of the single premium		(228)
Expected return on external funds		140
Benefits paid in 2002		7
Change in fair value of external funds		(300)
Translation adjustment and other movements		(59)
As of December 31	B	**1,668**
Deferred items		
As of January 1		638
Deferred items taken to income relating to obligations covered by external funds		(95)
Amortization for the year		(35)
New deferred items for 2002		499
Translation adjustment and other movements		(26)
As of December 31	C	**981**
Balance sheet reserve		
As of January 1		133
Changes in scope of consolidation		1
Additions for the year		211
Payments to external funds		(85)
Payment of the balance of the single premium		(156)
Translation adjustment and other movements		(28)
As of December 31	D	**76**

- Change in supplementary pension plans

The supplementary pension plans set up by the main French companies in the Group, with the exception of Automotive Equipment division entities, were amended by agreements signed with employee representatives on May 2 and May 13, 2002. Under the revised plans:

- Employees born before 1943 continue to be eligible for the supplementary pension benefits payable under the original plan.
- Employees born in or after 1943 are eligible for the supplementary pension benefits payable under the original plan when they retire and claim their social security pension. However, effective from June 30, 2002, they no longer acquire any new rights under the plan.

The Group has taken out a group insurance policy with a licensed insurance company to cover the payment of supplementary pension benefits to these employees. Benefits will be paid out of a pension fund financed by the payment of a single premium of €384 million on behalf of all French companies. No further contributions will be made to the fund by any Group company. Part of the single premium was paid out of external funds amounting to €228 million and the balance of €156 million was paid out of the Group's cash reserves. The related tax cost was €13 million and the additional payroll taxes payable amounted to €6 million. The payment of the single premium on June 28, 2002 had the effect of transferring to the insurance company the Group's obligations towards the employees concerned.

The operation led to the immediate recognition of deferred items related to the transferred benefit obligation, representing a charge of €95 million before tax. The charge was partly offset by an actuarial gain of €13 million resulting from the transfer of the obligation to an external fund. The charge to the income statement, including the net charge of €82 million referred to above and the related income tax and payroll tax charges, was €101 million, net (see note 11).

- A new defined contribution supplementary pension plan was set up on July 1, 2002.

Under this plan, eligible employees will be entitled to supplementary pension benefits if their compensation exceeds the ceiling for social security contributions during all or part of their remaining service lives from the date on which the plan was set up. The rights of eligible employees corresponding to the defined contributions will vest immediately. Two-thirds of the contributions are paid by the employer and one-third by the employee.

Since it is a defined contribution plan, the Group has no future obligations towards employees under the plan. The cost of the plan is charged to income when the contributions are paid.

4. Periodic pension cost

The total obligation is determined at each year-end as explained above. The periodic pension cost each year corresponds to:

- service cost, representing the benefit entitlements earned by employees during the year,
- interest cost, corresponding to adjustments to the discounted present value of the opening projected benefit obligation,
- amortization of deferred items.

The periodic pension cost is partially offset by the return on external funds, calculated on the basis of a standard rate of return on long term investments (8 % up to 1999, 7.5% as from 2000). The difference between the standard rate of return and the actual return on external funds (for French funds, (2.59%) in 2002, (0.9%) in 2001, 3.3 % in 2000) is deducted from or added to the unamortized net obligation.

The periodic pension cost is included in payroll costs except for the €82 million net exceptional cost arising from the June 2002 change in the Group's supplementary pension plans. It can be analyzed as follows:

(in millions of euros)	2002	2001	2000
French companies	(37)	(41)	(41)
Foreign companies	(44)	(42)	(42)
Service cost	(81)	(83)	(83)
French companies	(64)	(71)	(69)
Foreign companies	(90)	(90)	(70)
Interest cost	(154)	(161)	(139)
French companies	58	70	69
Foreign companies	82	87	72
Return on external funds	140	157	141
French companies	(21)	(16)	(11)
Foreign companies	(14)	13	7
Amortization of deferred items	(35)	(3)	(4)
French companies	(82)	-	-
Foreign companies	1	-	-
Curtailments and settlements	(81)	-	-
French companies	(146)	(58)	(52)
Foreign companies	(65)	(32)	(33)
Total	(211)	(90)	(85)
o/w manufacturing and sales companies	(208)	(89)	(82)
o/w finance companies	(3)	(1)	(3)

b) Long-service awards

The Group estimates its liability for long-service awards payable to employees who fulfill certain seniority criteria. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 46-a). The estimated liability is reserved for in full in the accounts and amounts to:

(in millions of euros)	2002	2001	2000
French companies	22	19	16
Foreign companies	3	2	4
Total	25	21	20

c) Other post-retirement benefits

In addition to the retirement obligations described above, Faurecia Exhaust Systems Inc., an American subsidiary of Faurecia, pays the healthcare costs of retired employees.

The related obligation is reserved for in full in the consolidated financial statements and amounts to:

(in millions of euros)	2002	2001	2000
	24	28	27

⇒ Note 47 - Foreign exchange and interest risk management

a) General principles

1. Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks primarily concern the Automobile division. Positions are managed primarily by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, through the PSA Peugeot Citroën Group's specialized company, PSA International S.A. (PSAI). PSAI also hedges currency risks on firm planned transactions to be carried out by the Automobile division in yen (note 47-c) 3).

PSAI also carries out transactions involving currency instruments as part of its activities. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and do not have a material impact on consolidated net income.

2. Interest rate risk

Cash surpluses and short-term financing needs of manufacturing and sales companies except Automotive Equipment companies in euroland countries and, since 2001, in sterling, are centralized at the level of GIE PSA Trésorerie which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to floating rates.

The gross borrowings of manufacturing and sales companies except Automotive Equipment companies consist mainly of fixed and adjustable rate long-term loans.

The entire debt is converted to floating rate by means of derivatives, in order to match cash surpluses exposure.

The finance companies provide wholesale financing to dealer networks and finance sales of vehicles to customers generally at fixed rates of interest. Refinancing is generally at adjustable or floating rates, at all points on the yield curve.

Banque PSA Finance, which centralizes interest rate risks of the finance companies operating in the euro zone countries, manages these risks by entering into swaps and buying options to match interest rates on outstanding loans and the related refinancing. The finance companies in the United Kingdom use similar strategies to manage their own interest rate risks.

Faurecia uses caps, swaps and other options to hedge interest rates on borrowings payable from January 2003 through December 2007.

A small proportion of interest rate risks of the manufacturing and sales companies and the finance companies is not hedged, in order to take advantage of market opportunities. The Value at Risk (VaR) represented by these unhedged positions is measured daily. The impact on income of gains and losses on these positions is not material.

3. Counterparty risks on financial instruments

The Group minimizes counterparty risks through internal control procedures which ensure that transactions are carried out only with major banks and financial institutions. Exposure limits are set by counterparty, based primarily on their credit rating. Internal control procedures include daily verification of compliance with these exposure limits. The Group's exposure to concentration of counterparty risks is not material.

b) Accounting treatment

- Gains and losses on hedging positions related to actual or future transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.
- Positions not qualifying as hedges are marked to market at the end of each period and the resulting unrealized gain or loss is included in income for the period.

c) Manufacturing and sales companies

As of December 31, 2002, 2001 and 2000, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts and financial instruments acquired in connection with the management of interest rates on investments and borrowings, were as follows:

1. Hedges of actual transactions

(in millions of euros)	2002	2001	2000
Currency risk			
Hedges of commercial transactions			
- Forward contracts	1,116	1,121	1,290
- Currency options	164	230	190
	1,280	1,351	1,480
Hedges of financing transactions			
- Forward contracts	261	744	902
- Currency options	-	5	58
- Currency swaps	647	531	678
	908	1,280	1,638
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	9,574	6,919	7,369
- Purchase of caps	2,229	1,855	1,229
- Collars	45	30	99
- FRA	100	-	-
	11,948	8,804	8,697

2. Maturities of hedging instruments as of December 31, 2002

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Hedges of commercial transactions				
- Forward contracts	1,116	1,116	-	-
- Currency options	164	164	-	-
	1,280	1,280	-	-
Hedges of financing transactions				
- Forward contracts	261	261	-	-
- Currency options	-	-	-	-
- Currency swaps	647	181	266	200
	908	442	266	200
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	9,574	7,401	582	1,591
- Purchase of caps	2,229	1,129	1,100	-
- Collars	145	45	100	-
	11,948	8,575	1,782	1,591

3. Hedges of future transactions

The Group purchases yen put options to fix the minimum exchange rate on vehicle sales in Japan over three years. As of December 31, 2002, 2001 and 2000, the nominal amounts hedged by put options were as follows:

(in millions of euros)	2002	2001	2000
	706	453	431

The Faurecia group uses forward purchase and sale contracts and options - all of which mature in 2003 - as hedges of commercial transactions in progress at December 31, 2002 and transactions planned in 2003. At December 31, 2002, 2001 and 2000, the nominal amounts hedged for planned transactions were as follows:

(in millions of euros)	2002	2001	2000
	135	122	89

4. Non-hedging transactions

The gains and losses recorded by PSA International, the finance subsidiary specialized in managing currency risks on financial instruments not qualifying as hedges, generally correspond to gains and losses on closed positions – representing foreign exchange purchase and sale contracts for the same amount – which serve to fix margins without exposing the subsidiary to the risk of losses resulting from an unfavorable future movement in exchange rates. Pre-tax profits on these trading transactions amounted to €4.6 million in 2002, €5.5 million in 2001 and €4 million in 2000.

5. Currency risk

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	PLN	CHF	BRL	Other
Total assets	362	84	236	104	24	6	407
Total liabilities	(510)	(3)	(172)	-	(152)	(73)	(142)
Net position before hedging	**(148)**	**81**	**64**	**104**	**(128)**	**(67)**	**265**
Off-balance sheet position	147	(81)	(64)	(104)	128	67	(260)
Net position after hedging	**(1)**	**-**	**-**	**-**	**-**	**-**	**5**

The above table shows the Group position arising from all transactions recognized in the balance sheet at December 31, 2002. The Group has also hedged currency risks on future vehicle sales in Japan (note 47 3).

6. Interest rate risk

(in millions of euros)	intraday to 1 year	1 to 5 years	More than 5 years	Total
Total assets	6,672	62	40	6,774
Total liabilities	(4,307)	(409)	(1,734)	(6,450)
Net position before hedging	**2,365**	**(347)**	**(1,694)**	**324**
Off-balance sheet position	(1,705)	146	1,559	-
Net position after hedging	**660**	**(201)**	**(135)**	**324**

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debts based on the next rate adjustement date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1 point decrease in interest rates would have the effect of reducing net interest income by €4 million.

The net position after hedging for assets and liabilities due beyond 1 year mainly concerns employee profit-sharing reserves (€181 million) and obligations under finance leases (€168 million).

d) Finance companies

As of December 31, 2002, 2001 and 2000, after eliminating intercompany transactions, outstanding contracts on financial instruments used to match interest and exchange rates on customer loans and the related refinancing were as follows:

1. Hedges of actual transactions

(in millions of euros)	2002	2001	2000
Currency risk			
Currency swaps	1,488	2,749	1,718
Forward contracts	1,253	552	188
	2,741	3,301	1,906
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	23,120	17,547	11,317
- Purchases of caps and collars	192	372	175
- Sales of floors	-	-	173
- FRA	-	-	20
- Futures	340	-	-
- Swaptions	-	518	-
	23,652	18,437	11,685

2. Maturities of hedging instruments as of December 31, 2002

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Currency swaps	1,488	966	506	16
Forward contracts	1,253	1,253	-	-
	2,741	2,219	506	16
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	23,120	11,153	11,967	-
- Purchases of caps and collars	192	192	-	-
- FRA	340	340	-	-
	23,652	11,685	11,967	-

3. Currency risk

The net position of the finance companies in the main foreign currencies is as follows:

(in millions of euros)	GBP	YEN	USD	CHF	Others
Total assets	1,184	-	12	291	-
Total liabilities	-	(877)	(269)	-	(107)
Net position before hedging	**1,184**	**(877)**	**(257)**	**291**	**(107)**
Off-balance sheet position	(1,184)	877	257	(291)	107
Net position after hedging	-	-	-	-	-

4. Interest rate risk

(in millions d'euros)	intraday to 1 year	1 to 5 years	More than 5 years	Total
Total assets	14,135	5,047	76	19,258
Total liabilities	(14,724)	(2,252)	(516)	(17,492)
Net position before hedging	**(589)**	**2,795**	**(440)**	**1,766**
Off-balance sheet position	861	(1,267)	526	120
Net position after hedging	**272**	**1,528**	**86**	**1,886**

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debts based on the next rate adjustment date. In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1 point decrease in interest rates would have the effect of reducing net interest income by €0.7 million.

The net position after hedging for assets and liabilities due in 1 to 5 years corresponds to net assets covered by Banque PSA Finance Group shareholders' equity.

⇒ Note 48 - Equity risk

Equity risk corresponds to the price rise arising from an unfavorable change in the price of equities held by the Group.

(in millions of euros)	Equities and units in equity funds	Own shares
Net position - Assets	329	112
Off-balance sheet position	-	-
Total net position	329	112
Sensitivity	(3)	(2)

The portfolio of equities and units in equity funds includes €66 million worth of securities with limited liquidity (note 17), €236 million in listed equities carried in the balance sheet under short-term investments (note 27) and €27 million in equities under management. The portfolio of own shares being held for allocation on exercise of employee stock options (note 27).

Equities are stated at the lower of cost and market. In substantially all cases, the market value net of a 10% discount exceeds the securities' book value. Consequently, sensitivity of earnings to a fall in value is limited to €3 million.

⇒ Note 49 - Fair value of financial instruments

The fair value of financial instruments held by the Group is estimated in accordance with SFAS 107. The fair value of financial instruments not intended to be sold is estimated only in cases where this is practicable based on market data.

The main valuation methods applied are as follows:

- shares in non-consolidated companies: as explained in note 1 n, these securities represent Group interests in subsidiaries that are not controlled by the Group. Their fair value cannot be estimated due to the absence of meaningful market data.
- marketable securities and fixed rate debentures quoted on organized markets are valued at the year-end market price.
- the fair value of fixed rate loans and borrowings with maturities in excess of three months is calculated by discounting future cash flows at year-end market rates of interest. The fair value of fixed rate loans and borrowings converted into variable rate loans and borrowings by means of interest rate swaps is close to their book value.
- the fair value of variable rate loans and borrowings, cash and short-term financing is considered as being equivalent to their book value.
- the fair value of finance receivables is estimated by discounting future cash flows at the interest rates at which similar loans were granted at year-end.

a) Balance sheet instruments

As of December 31, the book values and fair values of balance sheet instruments were as follows:

(in millions of euros)	2002		2001		2000	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
ASSETS						
Manufacturing and sales companies						
Receivables and investment securities	929	996	624	730	1,110	1,688
Shares in non-consolidated companies	85	85	238	238	254	254
Short-term loans	397	397	260	260	207	207
Short-term investments	1,089	1,381	1,013	1,496	1,246	1,246
Cash and cash equivalents	4,532	4,532	5,520	5,520	3,143	3,143
Finance companies						
Long-term loans and investment securities	196	196	201	201	222	222
Finance receivables	15,732	15,926	15,740	15,861	14,155	14,201
Other customer receivables	295	295	242	242	205	205
Short-term investments	87	87	71	71	31	31
Cash and cash equivalents	2,936	2,936	2,146	2,146	251	251
LIABILITIES						
Manufacturing and sales companies						
Other long-term borrowings	3,499	3,481	3,635	3,635	1,977	1,977
Convertible debentures	-	-	-	-	113	113
Current portion of long-term debt	311	311	299	299	408	408
Short-term financing and bank overdrafts	2,451	2,451	3,920	3,920	2,924	2,924
Finance companies						
Borrowings	17,085	17,085	16,143	16,143	11,585	11,585
Other financing liabilities	111	111	120	120	386	386

b) Off-balance sheet instruments

Derivative instruments not acquired as hedges of balance sheet positions consisted mainly of yen put options. The characteristics of these options are as follows:

(in millions of euros)	2002	2001	2000
Nominal amount	765	453	431
Premiums paid	20	12	13
Fair value	43	17	12

The characteristics of forward purchase and sale contracts and options entered into by Faurecia as hedges of commercial transactions in progress at December 31, 2002 and transactions planned in 2003 are as follows:

(in millions of euros)	2002	2001	2000
Nominal amount	135	122	89
Premiums paid	-	-	-
Fair value	-	(1)	2

⇒ Note 50 - Commitments and contingencies

a) Specific commitments

Details of commitments related specifically to the following transactions are provided in the corresponding notes:

- securitization of receivables by the manufacturing and sales companies – note 22-a
- securitization of automobile loans by the finance companies – note 23-a
- supplementary pension, retirement and other post-retirement obligations – note 46
- management of foreign exchange and interest rate risks – note 47.

b) Routine commitments

The Group had routine commitments in the following amounts as of December 31, 2002, 2001 and 2000:

(in millions of euros)	2002	2001	2000
Capital commitments for the acquisition of property, plant and equipment	2,083	1,961	1,719
Orders for research and development work	40	-	-
Non-cancelable lease commitments	416	363	308
Securities subscription and purchase commitments (1)	217	-	-
	2,756	2,324	2,027
Financing commitments to customers of finance companies	1,012	789	715
Guarantees given	202	245	114
Pledged or mortgaged assets (2)	458	973	912

(1) In 2002, this commitment relates to the Chinese company Dongfeng Citroën Automotive Corp. – DCAC, accounted for by the equity method.

(2) Details of pledged assets :

(in millions of euros)	Expiry date	Value of pledged assets	Total assets	%
Intangible assets	N/A	N/A		
Property, plant and equipment	Indefinite	22		
Investments	2003	47		
	2004	47		
	2005	18		
	2006	1		
	2007	145		
	2008	73		
	2009	87		
	> 2009	18		
		436		
Total pledged assets		**458**	**56,008**	**0.8**

c) Tax audit risks

Group companies in France and in other countries are subject to regular tax audits. Potential reassessments resulting from these audits are reserved for. Reassessments by the tax authorities in the European Union usually relate to transfer prices. The Group considers that any such transfer price problems will be settled under the procedures provided for in international tax treaties and it should therefore be possible to avoid additional taxation.

d) End-of-life vehicles

European Directive 2000/53/EC of September 18, 2000 on end-of-life vehicles provides that:

"Member States shall take the necessary measures to ensure that the delivery of the vehicle to an authorized treatment facility (...) occurs without any cost for the last holder and/or owner (...).

Member States shall take the necessary measures to ensure that producers meet all, or a significant part of, the costs of the implementation of this measure and/or take back end-of life vehicles (...),

- as from July 1, 2002 for vehicles put on the market as from this date,
- as from January 1, 2007 for vehicles put on the market before July 1, 2002."

As of December 31, 2002 only four countries had transposed this Directive into national legislation:

- for Austria and Norway the impact for the Group is not material,
- for Germany a €6 million reserve has been booked representing the discounted value of estimated residual costs for the Group. This takes into account a €17 million saving due to the possibility of recycling catalytic converters,
- for the Netherlands, a reserve of €37 million was booked at December 31, 2002, corresponding to the discounted value of the net residual cost potentially payable by the Group.

In Spain, the royal decree concerning the transposition of the European Directive was signed on January 3, 2003. According to current estimates, any residual costs payable by the Group are not expected to be material.

As of December 31, 2002, France had not yet transposed the Directive into national legislation. According to current estimates, based on the latest available draft of the applicable decree, the final cost to the Group will not be material.

Certain countries such as Belgium, Denmark and Sweden have applied specific regulations concerning end-of-life vehicles for several years. Current commitments under these regulations do not give rise to any material residual costs for the Group.

The actual costs that will be incurred in the other European Union countries cannot yet be reliably determined as no regulations are currently available.

⇒ Note 51 - Maturities of commitments

The Group commitments analysed by maturity in the tables below are reported in the following notes:
- Other borrowings of manufacturing and sales companies – notes 34-a, 34-d
- Financial company borrowings – note 36-a
- Lines of credit – note 41
- Off-balance sheet commitments – note 50.

a) Contractual commitments

1. Manufacturing and sales companies

(in millions of euros)	Total	Payments due by period		
		Within 1 year	1 to 5 years	More than 5 years
Borrowings	3,810	311	1,741	1,758
Obligations under finance leases	251	32	122	97
Commitments under operating leases	416	72	167	177
Irrevocable purchase commitments	2,340	2,340	-	-
Total	**6,817**	**2,755**	**2,030**	**2,032**

2. Finance companies

(in millions of euros)	Total	Payments due by period		
		Within 1 year	1 to 5 years	More than 5 years
Borrowings	17,085	10,067	6,386	632
Total	**17,085**	**10,067**	**6,386**	**632**

b) Other commercial commitments

1. Manufacturing and sales companies

(in millions of euros)	Total	Commitments by period		
		Within 1 year	1 to 5 years	More than 5 years
Confirmed lines of credit not utilized (commitments received)	(8,190)	(545)	(7,645)	-
Guarantees - commitments given	660	114	278	268

2. Finance companies

Financing commitments given to customers by the finance companies in the amount of €1,012 million have no fixed maturity.

⇒ Note 52 - Earnings per share

a) Basic earnings per share are calculated on the basis of the average number of common shares outstanding during the year.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock (excluding shares acquired for allocation on exercise of stock options, which are carried in the balance sheet under "Short-term investments" (note 29-i)).

The average number of shares outstanding in 2000 has been adjusted to take into account the July 1, 2001 six-for-one stock-split.

b) Diluted earnings per share are calculated on the basis of the number of common shares that would be outstanding assuming the exercise of all stock options as described in note 29-e)1.

1. Effect on the average number of shares of debenture conversions and the exercise of stock options

	2002	2001	2000 proforma
Average number of €1 par value shares outstanding	**254,201,332**	263,357,148	261,283,962
Average number of 1994 convertible debentures outstanding	N/A	1,122,305	11,780,178
Dilutive effect of stock options determined by the treasury stock method	N/A	N/A	22,212
Fully diluted average number of shares	**254,201,332**	264,479,453	273,086,352

2. Effect of debenture conversions and the exercise of stock options on net income

(in millions of euros)	**2002**	2001	2000
Net income for the year	**1,690**	1,691	1,312
Impact of conversion, net of tax	**-**	1	9
Total	**1,690**	1,692	1,321

→ Note 53 - Directors' compensation

(in millions of euros)	**2002**	2001	2000
Compensation paid to:			
- members of the management bodies	**7.8**	6.7	6.3
- members of the Supervisory Board	**0.5**	0.5	0.3
Total	**8.3**	7.2	6.6

Members of management bodies include members of the Managing Board, the Executive Committee and Senior Management.

As of December 31, 2002, members of the Group's management bodies held 977,600 options to purchase shares of Peugeot S.A. granted under the plans set up since 1999 for certain managers and officers.

As of December 31, 2001, members of the Group's management bodies held 711,600 options to purchase shares of Peugeot S.A. granted under the plans set up in 1999, 2000 and 2001.

As of December 31, 2000, members of the Group's management bodies held options to purchase the equivalent of 405,600 new shares of Peugeot S.A. granted under the plans set up in 1999 and 2000.

→ Note 54 - Auditors' fees

Fees paid to the Group's statutory auditors and other audit firms break down as follows for 2002:

(in millions of euros)		**Pricewaterhouse Coopers**	**Constantin**	**Ernst & Young**	**Other**	**Total**
Audit						
	Statutory audit and contractual audits	7.3	0.9	0.8	0.1	9.1
	Other engagements	2.2	-	0.3	-	2.5
	Sub-total	9.5	0.9	1.1	0.1	11.6
Other services						
	Tax and legal	1.4	-	0.3	-	1.7
	Internal audit	0.1	-	0.1	-	0.2
	Other advisory services	0.1	-	0.1	-	0.2
	Sub-total	1.6	-	0.5	-	2.1
Total		11.1	0.9	1.6	0.1	13.7
o/w	Automotive Equipment division	5.0	-	1.6	-	6.6
	Other divisions	6.1	0.9	-	0.1	7.1

→ Note 55 - Subsequent events

a) Dongfeng Peugeot Citroën Automobile – DPCA

Further to the agreements signed on October 25, 2002 between PSA Peugeot Citroën and Dongfeng Motors, Dongfeng Citroën Automotive Corp. - DCAC was renamed Dongfeng Peugeot Citroën Automobile – DPCA on January 23, 2003. The company's capital was increased and each of its majority stockholders raised their stake to 32%. During 2003, the Group's interest should increase to 50%, following the buyout of interests currently held by partner banks.

b) Closure of the La Française de Mécanique foundry

La Française de Mécanique, a jointly-owned subsidiary of the PSA Peugeot Citroën and Renault groups, considers the likelihood of discontinuing its foundry business at the beginning of 2006. This decision is in line with the scale-up of mechanical engineering operations, in preparation for the production of a future gasoline engine developed jointly by PSA Peugeot Citroën and BMW.



Five-year consolited statement of income

(in millions of euros)	2002	2001	2000	1999	1998
MANUFACTURING AND SALES COMPANIES					
Net sales	**52,906**	50,288	42,978	36,740	33,076
Operating expenses					
Cost of goods and services sold	**(40,196)**	(38,647)	(31,946)	(27,443)	(24,937)
Selling, general and administrative expenses	**(8,251)**	(7,504)	(7,550)	(6,408)	(5,937)
Research and development costs	**(1,865)**	(1,733)	(1,625)	(1,457)	(1,301)
	(50,312)	(47,884)	(41,121)	(35,308)	(32,175)
Operating margin	**2,594**	2,404	1,857	1,432	901
Early-termination plan costs	**(158)**	(31)	32	(431)	-
Other income and (expenses), net					
Restructuring costs	**(124)**	(115)	(41)	(54)	(66)
Interest income (expense), net	**(25)**	(48)	86	(22)	(24)
Other income and (expenses), net	**22**	193	21	(1)	(191)
	(127)	30	66	(77)	(281)
Income before tax of fully-consolidated companies	**2,309**	2,403	1,955	924	620
Income taxes	**(666)**	(750)	(601)	(251)	(252)
Net income of fully-consolidated manufacturing and sales companies	**1,643**	1,653	1,354	673	368
FINANCE COMPANIES					
Revenues					
From third parties	**1,530**	1,375	1,203	1,067	682
From Group manufacturing and sales companies	***170***	*212*	*184*	*127*	*160*
	1,700	1,587	1,387	1,194	842
Operating expenses	**(1,381)**	(1,339)	(1,123)	(952)	(651)
Operating margin	**319**	248	264	242	191
Other income and (expenses), net	**(3)**	(4)	(3)	(7)	(1)
Income before tax of fully-consolidated companies	**316**	244	261	235	190
Income taxes	**(111)**	(85)	(112)	(105)	(61)
Net income of fully-consolidated finance companies	**205**	159	149	130	129
Net income of fully-consolidated companies	**1,848**	1,812	1,503	803	497
Net earnings of companies at equity	**22**	9	19	31	38
Amortization of goodwill	**(163)**	(140)	(199)	(60)	(41)
Net income before minority interests	**1,707**	1,681	1,323	774	494
(Income) loss attributable to minority interests	**(17)**	10	(11)	(45)	(10)
Net income	**1,690**	1,691	1,312	729	484
Basic earnings per €1 par value share					
- average number of common shares outstanding	**254,201,332**	263,357,148	261,283,962	284,425,614	300,675,288
- in euros, per share	**6.65**	6.42	5.02	2.56	1.61

Five-year consolidated balance sheet - Assets

(in millions of euros)	2002	2001	2000	1999	1998
MANUFACTURING AND SALES COMPANIES					
Goodwill	2,120	2,225	1,054	1,215	892
Intangible assets	194	183	136	105	19
Property, plant and equipment	11,545	11,461	10,359	9,454	9,336
Investments					
Receivables and investment securities	929	624	1,110	1,172	935
Investments in companies at equity	351	215	203	194	196
Shares in non-consolidated companies	85	238	254	128	127
Loans to Group finance companies	-	-	*339*	*575*	*276*
	1,365	1,077	1,906	2,069	1,534
Other non-current assets					
Long-term deferred income taxes	308	184	86	118	297
Other non-current assets	257	204	176	231	177
	565	388	262	349	474
Current operating assets					
Inventories	6,167	6,218	5,171	4,100	4,016
Accounts and notes receivables	3,381	3,451	2,962	2,642	2,390
Short-term income tax assets	980	935	485	361	253
Other receivables	2,619	2,585	2,207	1,794	1,119
Receivables from Group finance companies	*238*	*306*	*311*	*162*	*166*
	13,385	13,495	11,136	9,059	7,944
Current financial assets					
Loans	397	260	207	186	358
Short-term investments	1,089	1,013	1,246	1,030	863
Cash and cash equivalents	4,532	5,520	3,143	3,118	922
Current accounts balances from Group finance companies	*97*	*123*	*1,077*	*1,707*	*2,190*
	6,115	6,916	5,673	6,041	4,333
Total manufacturing and sales companies	35,289	35,745	30,526	28,292	24,532
FINANCE COMPANIES					
Goodwill	80	86	90	95	104
Non-current assets					
Intangible assets	30	21	20	7	3
Property, plant and equipment	51	52	131	126	117
Long-term deferred income taxes	47	29	28	25	39
Other	202	206	225	363	273
	330	308	404	521	432
Customer receivables					
Finance receivables	15,732	15,740	14,155	12,182	10,393
Other customer receivables	295	242	205	309	209
Receivables from manufacturing and sales	*208*	*241*	*299*	*323*	-
	16,235	16,223	14,659	12,814	10,602
Other operating assets					
Short-term income tax assets	63	53	16	17	14
Other receivables	923	742	550	512	367
Receivables from manufacturing and sales	*65*	*41*	*99*	*216*	*415*
	1,051	836	665	745	796
Current financial assets					
Short-term investments	87	71	31	99	727
Cash and cash equivalents	2,936	2,146	251	231	156
Receivables from manufacturing and sales companies	-	*1*	*13*	-	-
	3,023	2,218	295	330	883
Total finance companies	20,719	19,671	16,113	14,505	12,817
Total assets	56,008	55,416	46,639	42,797	37,349

Five-year consolidated balance sheet - Liabilities and stockholders' equity

(in millions of euros)	2002	2001	2000	1999	1998
Stockholders' equity					
Common stock	259	259	278	273	267
Capital in excess of par value of stock	-	-	276	149	822
Retained earnings	11,875	10,479	9,515	8,383	7,698
Treasury stock	(568)	(51)	(507)	(250)	-
Cumulative translation adjustment	(582)	(405)	(201)	(223)	(285)
	10,984	10,282	9,361	8,332	8,502
MANUFACTURING AND SALES COMPANIES					
Minority interests	640	689	579	585	493
Non-current liabilities					
Long-term deferred income taxes	1,104	1,163	1,129	1,187	1,377
Reserves for contingencies and liabilities	1,727	1,394	1,322	1,459	1,118
Other long-term liabilities	95	69	70	68	72
	2,926	2,626	2,521	2,714	2,567
Long-term debt	3,499	3,635	1,977	2,653	2,539
Current liabilities					
Accounts and notes payable	9,912	9,173	8,503	7,117	5,854
Short-term income tax liabilities	646	808	625	185	126
Other payables	5,228	5,409	4,413	4,389	3,283
Due to Group finance companies	*84*	*86*	*117*	*97*	*92*
	15,870	15,476	13,658	11,788	9,355
Short-term debt					
Convertible debentures	-	-	113	-	-
Current portion of long-term debt	311	299	408	566	232
Short-term financing and bank overdrafts	2,451	3,920	2,924	2,470	1,568
Bank overdrafts from Group finance companies	*189*	*197*	*293*	*442*	*323*
	2,951	4,416	3,738	3,478	2,123
Total manufacturing and sales companies	25,886	26,842	22,473	21,218	17,077
FINANCE COMPANIES					
Minority interests	91	103	79	64	42
Subordinated perpetual securities	-	-	-	183	183
Non-current liabilities					
Long-term deferred income taxes	150	122	119	81	61
Reserves for contingencies and liabilities	53	45	31	31	29
Other long-term liabilities	-	14	-	-	-
	203	181	150	112	90
Financing liabilities					
Borrowings	17,085	16,143	11,585	9,401	7,547
Other financing liabilities	111	120	386	261	660
Bank overdrafts	86	125	68	91	81
Current account advances from manufacturing and sales companies	*45*	*109*	*1,438*	*2,041*	-
	17,327	16,497	13,477	11,794	8,288
Customer deposits					
Customer deposits	113	85	99	57	67
Deposits from Group manufacturing and sales companies	*52*	*14*	-	-	-
	165	99	99	57	67
Other operating liabilities					
Short-term income tax liabilities	64	106	43	49	52
Other payables	1,050	1,000	667	585	416
Due to Group manufacturing and sales companies	*238*	*306*	*290*	*403*	*2,632*
	1,352	1,412	1,000	1,037	3,100
Total finance companies	19,138	18,292	14,805	13,247	11,770
Total liabilities and stockholders' equity	56,008	55,416	46,639	42,797	37,349

Five-year consolited statement of cash flows

(in millions of euros)	2002	2001	2000	1999	1998
MANUFACTURING AND SALES COMPANIES					
Net income of fully-consolidated companies	1,643	1,653	1,354	673	368
Adjustments to reconcile net income to net cash provided by operations					
- Depreciation and amortization	2,165	1,974	1,877	1,771	1,805
- Net increase (decrease) in allowances and reserves	352	8	(158)	264	(102)
- Change in long-term deferred income taxes	(80)	(107)	(32)	(14)	93
- (Gains) losses on disposals of assets and other	(17)	(88)	186	(17)	(176)
Dividends received from companies at equity	(4)	-	(6)	5	(13)
Working capital provided by operations	4,059	3,440	3,221	2,682	1,975
Change in operating assets and liabilities	330	(422)	(238)	1,354	1,079
Net cash provided by operations - manufacturing and sales companies	4,389	3,018	2,983	4,036	3,054
Proceeds from disposals of non-consolidated companies	5	23	23	5	2
Proceeds from disposals of subsidiaries	-	-	30	91	-
Proceeds from disposals of property, plant and equipment	172	443	100	179	82
Capital expenditure	(2,790)	(2,938)	(2,898)	(1,971)	(1,638)
Acquisitions of shares in subsidiaries	(56)	(1,575)	(18)	(259)	(1,166)
Investments in non-consolidated companies	(25)	(33)	(164)	(5)	(19)
Effect of changes in scope of consolidation and other	(268)	54	(134)	(31)	530
Net cash used by investing activities - manufacturing and sales companies	(2,962)	(4,026)	(3,061)	(1,991)	(2,209)
FINANCE COMPANIES					
Net income of fully-consolidated companies	205	159	149	130	129
Adjustments to reconcile net income to net cash	34	1	73	84	21
Working capital provided by operations	239	160	222	214	150
Change in operating assets and liabilities	557	1,660	(887)	(344)	909
Net cash provided (used) by operations - finance companies	796	1,820	(665)	(130)	1,059
Net cash provided (used) by investing activities - finance companies	80	68	104	(56)	(501)
GROUP					
Dividends paid:					
- to Peugeot S.A. stockholders	(294)	(217)	(118)	(73)	(23)
- to minority stockholders of consolidated companies	(43)	(13)	(12)	(37)	(12)
Issuance of shares	-	109	132	3	-
Purchases of treasury stock	(517)	(458)	(257)	(953)	-
Buybacks of convertible debentures	-	-	(555)	-	-
Change in other financial assets and liabilities	(1,666)	3,872	1,468	1,266	(1,773)
Other	46	123	38	186	146
Net cash provided (used) by financing activities	(2,474)	3,416	696	392	(1,662)
Effect of exchange rate changes	(27)	(24)	(12)	20	48
Increase (decrease) in cash and cash equivalents	(198)	4,272	45	2,271	(211)
Cash and cash equivalents at beginning of period	7,666	3,394	3,349	1,078	1,289
Cash and cash equivalents at period-end	7,468	7,666	3,394	3,349	1,078

Consolidated companies as at December 31, 2002

F : fully consolidated E : accounted for by the equity method

Company	F/E	Percent controlled	Percent consolidated
HOLDING COMPANY AND OTHER			
Peugeot S.A. Paris - France		-	-
Grande Armée Participations Paris - France	F	100.00	100.00
PSA International S.A. Geneva - Switzerland	F	99.87	99.87
G.I.E. PSA Trésorerie Paris - France	F	100.00	99.97
Financière Pergolèse Paris - France	F	100.00	100.00
D.J. 06 Paris - France	F	100.00	100.00
Pergolèse Investissement Paris - France	F	100.00	100.00
GIMP Paris - France	F	100.00	100.00
D.J. 10 Paris - France	F	100.00	100.00
Pergolèse Immobilier Paris - France	F	100.00	100.00
D.J. 11 Paris - France	F	100.00	100.00
Pergolèse International Paris - France	F	100.00	100.00
Société Anonyme de Réassurance Luxembourgeoise - Saral Luxemburg - Luxemburg	F	100.00	100.00
Process Conception Ingénierie S.A. Paris - France	F	100.00	100.00
Process Conception Ingénierie GmbH Wiesbaden - Germany	F	100.00	100.00
PCI do Brasil Ltda Rio de Janeiro - Brazil	F	100.00	100.00
PCI Argentina S.A. Buenos Aires - Argentina	F	100.00	100.00
Société de Construction d'Equipements de Mécanisations et de Machines - SCEMM Saint-Etienne - France	F	100.00	100.00
Peugeot Citroën Moteurs Nanterre - France	F	99.99	99.99
Société de Constructions Mécaniques Panhard & Levassor Paris - France	F	99.99	99.99
Peugeot Motocycles Mandeure - France	F	74.99	74.99
Peugeot Motocycles Italia S.p.A. Milan - Italy	F	100.00	76.24
Peugeot Motocycles Deutschland Walldorf - Germany	F	100.00	74.97

Company	F/E	Percent controlled	Percent consolidated
AUTOMOBILE DIVISION			
Peugeot Citroën Automobiles S.A. Paris - France	F	100.00	100.00
Peugeot Citroën Sochaux S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Mulhouse S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Aulnay S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Rennes S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Poissy S.N.C. Paris - France	F	100.00	99.99
Peugeot Citroën Mécanique du Nord Ouest S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Mécanique de l'Est S.N.C. Paris - France	F	100.00	100.00
Société Mécanique Automobile de l'Est Trémery - France	F	100.00	100.00
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	E	50.00	50.00
Talbot Paris - France	F	100.00	99.99
Società Europea Veicoli Leggeri - Sevel S.p.A. Atessa - Italy	E	50.00	50.00
G.I.E. PSA Peugeot Citroën Paris - France	F	100.00	100.00
Gisevel Paris - France	E	50.00	50.00
Sevelind Paris - France	E	50.00	50.00
Francaise de Mécanique Douvrin - France	E	50.00	50.00
Société de Transmissions Automatiques Barlin - France	E	20.00	20.00
Siemens Automotive Hydrolics Asnières - France	E	48.00	48.00
Sora S.A. Poissy - France	F	99.88	99.88
Peugeot Citroën Logistic Deutschland Saarbrucken - Germany	F	100.00	100.00
Peugeot Citroën Automobiles UK Coventry - United Kingdom	F	100.00	100.00
Peugeot Citroën Automoviles España S.A. Madrid - Spain	F	100.00	100.00
Sogedac España Villaverde - Spain	F	99.99	99.99
Toyota Peugeot Citroën Automobile Kolin - Czech Republic	E	50.00	50.00

Company	F/E	Percent controlled	Percent consolidated
Peugeot Citroën do Brasil Automoveis São Paulo - Brazil	F	100.00	100.00
Peugeot Citroën Argentina S.A. Buenos Aires - Argentina	F	99.61	99.60
Cociar S.A. Buenos Aires - Argentina	F	100.00	99.60
Aupe S.A. Buenos Aires - Argentina	F	100.00	99.60
Cisa Buenos Aires - Argentina	F	100.00	99.60
Dongfeng Citroën Automotive Corp. - DCAC Wuhan - China	E	26.88	26.88
Automobiles Peugeot Paris - France	F	100.00	100.00
Peugeot Motor Company Plc Coventry - United Kingdom	F	100.00	100.00
Peugeot Securities Ltd Coventry - United Kingdom	F	100.00	100.00
Société Commerciale Paris Franche-Comté Paris - France	F	99.99	99.99
Botzaris Automobiles Paris - France	F	99.99	99.99
Société Commerciale Automobile Paris - France	F	100.00	100.00
Parisud S.A. Malakoff - France	F	99.88	99.86
Sodexa Courbevoie - France	F	99.99	99.99
Seine et Marne Automobile Le Vert Saint-Denis - France	F	99.99	99.98
Société Brestoise des Garages de Bretagne Brest - France	F	100.00	100.00
Etablissements Boniface Saint-Etienne - France	F	99.92	99.92
Société Industrielle Automobile de Champagne Cormontreuil - France	F	99.76	99.76
Société Industrielle Automobile du Havre Le Havre - France	F	99.98	99.98
Société Industrielle Automobile du Languedoc Toulouse - France	F	99.89	99.89
Société Industrielle Automobile de Lorraine Vandoeuvre-Les-Nancy - France	F	99.99	99.99
Société Industrielle Automobile de Mulhouse Mulhouse - France	F	100.00	100.00
Société Industrielle Automobile du Nord Lille - France	F	99.99	99.99
Nord Cotentin Automobile Tourlaville - France	F	100.00	100.00
Peugeot Systèmes Paris - France	F	100.00	100.00
Société Industrielle Automobile de Normandie Rouen - France	F	99.95	99.95
Société Industrielle Automobile de l'Ouest Orvault - France	F	99.99	99.99
Société Industrielle Automobile Paris Nord Paris - France	F	99.80	99.80
Société Industrielle Automobile de Provence Marseille - France	F	99.74	99.74
Société Industrielle Automobile du Sud-Ouest Le Bouscat - France	F	99.99	99.99
Société Lyonnaise d'Industrie et de Commerce Automobile Vénissieux - France	F	99.92	99.91
Régionale Francaise Automobile Cesson Sévigné - France	F	99.67	99.67
Grands Garages de l'Hérault Montpellier - France	F	99.99	99.99
Grands Garages de Nice et du Littoral Nice - France	F	99.90	99.90
Peugeot Belgique Luxembourg S.A. Nivelles - Belgium	F	100.00	100.00
S.A. Peugeot Distribution Service N.V. Brussels - Belgium	F	100.00	100.00
Peugeot Nederland N.V. Utrecht - Netherlands	F	100.00	100.00
Peugeot Deutschland GmbH Saarbrucken - Germany	F	100.00	100.00
Peugeot Bayern GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Berlin Brandenburg GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Westfalen GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Niederrhein GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Main / Taunus GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Freiburg GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Hanse GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Nordhessen GmbH Nordhessen - Germany	F	100.00	99.99
Peugeot Hannover GmbH Saarbrucken - Germany	F	100.00	99.99

Company	F/E	Percent controlled	Percent consolidated
Peugeot Rheinland GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Rein-Neckar GmbH Rein-Neckar - Germany	F	100.00	99.99
Peugeot Saartal GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Sachsen GmbH Sachsen - Germany	F	100.00	99.99
Peugeot Schwaben GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Weser-Ems GmbH Weser-Ems - Germany	F	100.00	99.99
Peugeot Mainz Wiesbaden GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Automobili Italia S.p.A. Milan - Italy	F	100.00	100.00
Peugeot Milan Milan - Italy	F	100.00	99.98
Peugeot Gianicolo S.p.A. Rome - Italy	F	100.00	99.98
Talbot Exports Ltd Coventry - United Kingdom	F	100.00	100.00
Robins and Day Ltd Coventry - United Kingdom	F	100.00	100.00
Realtal UK Ltd Coventry - United Kingdom	F	100.00	100.00
Palmer (St Albans) Ltd Coventry - United Kingdom	F	65.18	65.18
Melvin Motors Ltd Coventry - United Kingdom	F	100.00	100.00
Robins and Day Investments Ltd Coventry - United Kingdom	F	100.00	100.00
Boomcite Ltd Coventry - United Kingdom	F	100.00	100.00
Richard Rhodes (Wigan) Ltd Coventry - United Kingdom	F	71.83	71.83
Mike Thompson (Stafford) Ltd Coventry - United Kingdom	F	71.83	71.83
David Kerr (Chelmsford) Ltd Coventry - United Kingdom	F	71.83	71.83
Peter Ambrose (Castleford) Ltd Coventry - United Kingdom	F	80.00	80.00
Telford Motors Ltd Coventry - United Kingdom	F	80.00	80.00
Peugeot España S.A. Madrid - Spain	F	100.00	100.00
Urbanizadora Pozo Blanco Madrid - Spain	F	100.00	100.00
Hispanomocion S.A. Madrid - Spain	F	100.00	100.00
Peugeot Portugal Automoveis S.A. Lisbon - Portugal	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
Peugeot (Suisse) S.A. Bern - Switzerland	F	100.00	100.00
Lowen Garage AG Bern - Switzerland	F	99.00	97.00
Acacias Motors S.A. Geneva - Switzerland	F	99.02	99.02
Peugeot Austria GmbH Vienna - Austria	F	100.00	100.00
Peugeot Autohaus GmbH Vienna - Austria	F	100.00	100.00
Peugeot Polska S.p.Z.o.o. Warsaw - Poland	F	100.00	100.00
Peugeot Ceska Republica S.r.o. Prague - Czech Republic	F	100.00	100.00
Peugeot Slovakia Brastislava - Slovakia	F	100.00	100.00
Peugeot Hungaria Kft Budapest - Hungary	F	100.00	100.00
Peugeot Slovenija d.o.o. P.Z.D.A. Ljubljana - Slovenia	F	100.00	100.00
Peugeot Hrvatska d.o.o. Zagreb - Croatia	F	100.00	100.00
Peugeot Otomotiv Pazarlama AS - POPAS Istanbul - Turkey	F	60.00	60.00
Peugeot Algerie S.p.A. Alger - Algeria	F	99.99	99.99
Peugeot Egypte S.A.E. Cairo - Egypt	F	90.09	90.09
Peugeot Motors of America Little Falls - United States	F	100.00	100.00
Peugeot Chile Santiago of Chile - Chile	F	96.92	96.92
Automotores Franco Chilena S.A. Santiago of Chile - Chile	F	100.00	99.73
Peugeot Mexico Mexico - Mexico	F	100.00	100.00
Peugeot Japan KK Co Ltd Tokyo - Japan	F	100.00	100.00
Peugeot Motors South-Africa Johannesburg - South Africa	F	100.00	100.00
Automobiles Citroën Paris - France	F	100.00	100.00
Société Commerciale Citroën Paris - France	F	99.96	99.96
Citroën Champ de Mars Paris - France	F	99.92	99.92
Citer Paris - France	F	98.34	98.34
Citroën Paris Paris - France	F	100.00	100.00
Citroën Belux S.A. - N.V. Brussels - Belgium	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
Société Belge des Automobiles Citroën Brussels - Belgium	F	100.00	100.00
Citroën Nederland B.V. Amsterdam - Netherlands	F	100.00	100.00
Citroën Deutschland AG Cologne - Germany	F	99.95	99.95
Citroën Commerce GmbH Cologne - Germany	F	100.00	99.95
Citroën Italia S.p.A. Milan - Italy	F	100.00	100.00
Citroën U.K.Ltd Coventry - United Kingdom	F	100.00	100.00
Citroën Sverige AB Vallingby - Sweden	F	100.00	100.00
Citroën Danmark A/S Copenhagen - Denmark	F	100.00	100.00
Citroën Norge A/S Skaarer - Norway	F	100.00	100.00
Citroën (Suisse) S.A. Geneva - Switzerland	F	100.00	100.00
Citroën Osterreich GmbH Vienna - Austria	F	100.00	100.00
Citroën Lusitania S.A. Mangualde - Portugal	F	84.48	84.39
Automoveis Citroën S.A. Lisbon - Portugal	F	99.99	99.99
Automoviles Citroën España Madrid - Spain	F	99.62	99.62
Comercial Citroën S.A. Madrid - Spain	F	99.96	96.53
Autotransporte Turistico Español S.A. (Atesa) Madrid - Spain	F	100.00	96.57
Garaje Eloy Granollers S.A. Granollers - Spain	F	100.00	99.41
Motor Talavera Talavera - Spain	F	100.00	99.41
Rafael Ferriol S.A. Alboraya - Spain	F	100.00	99.41
Citroën Hungaria Kft Budapest - Hungary	F	100.00	100.00
Citroën Polska S.p.Z.o.o. Warsaw - Poland	F	100.00	100.00
Citroën Slovenija d.o.o. Komer - Slovenia	F	100.00	100.00
Citroën - Hrvatska d.o.o. Zagreb - Croatia	F	100.00	100.00
Citroën Slovakia S.r.o. Brastislava - Slovakia	F	100.00	100.00
Citroën Tchéquie Prague - Czech Republic	F	100.00	100.00
Citroën do Brasil São Paulo - Brazil	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
AUTOMOTIVE EQUIPMENT			
Faurecia Boulogne-Billancourt - France	F	71.50	71.50
Faurecia Investments Boulogne-Billancourt - France	F	100.00	71.50
Financière Faurecia Boulogne-Billancourt - France	F	100.00	71.50
Société Financière pour l'Equipement Automobile SFEA Boulogne-Billancourt - France	F	100.00	71.50
Faurecia Sièges d'Automobiles S.A. Boulogne-Billancourt - France	F	100.00	71.50
Faurecia Systèmes d'Echappement Boulogne-Billancourt - France	F	100.00	71.50
Blériot Investissements Boulogne-Billancourt - France	F	100.00	71.50
Faurecia Services Groupe Boulogne-Billancourt - France	F	100.00	71.50
Siemar Sandouville - France	F	100.00	71.50
Faurecia Industries Boulogne-Billancourt - France	F	100.00	71.50
Trecia Etupes - France	F	100.00	71.50
Siebret Redon - France	F	100.00	71.50
Sielest Pulversheim - France	F	100.00	71.50
Siedoubs Montbeliard - France	F	100.00	71.50
Sienor Lieu Saint Amand - France	F	100.00	71.50
Sieval Boulogne-Billancourt - France	F	100.00	71.50
Sieto Somain - France	F	100.00	71.50
Société de Textile de l'Ostrevant Sotexo Somain - France	F	100.00	71.50
Sieloir Romorantin - France	F	100.00	71.50
ECSA - Etudes et Construction de Sièges pour l'Automobile Crevin - France	F	100.00	71.50
EAK - Composants pour l'Automobile S.A. Valentigney - France	F	51.00	36.47
EAK - Composants pour l'Automobile S.N.C. Valentigney - France	F	51.00	36.47
Faurecia Automotive Interieur France Nanterre - France	F	96.82	69.23

Company	F/E	Percent controlled	Percent consolidated
Faurecia Automotive Holding Nanterre - France	F	100.00	71.50
Faurecia Intérieur Industrie Nanterre - France	F	98.38	70.34
Faurecia Automotive Industrie Nanterre - France	F	98.38	70.34
SAI Automotive Sandouville Nanterre - France	F	96.82	69.23
SAS Automotive France Nanterre - France	E	48.41	34.61
Sté Automobile du Cuir de Vesoul Vesoul - France	F	100.00	71.50
Société Internationale de Participations S.I.P. Brussels - Belgium	F	100.00	71.50
Faurecia Industrie N.V. Gent - Belgium	F	96.82	69.23
SAI Automotive Silux Eselborn - Luxemburg	F	96.82	69.23
Faurecia Autositze GmbH & Co KG Stadthagen - Germany	F	100.00	71.50
Faurecia Kunstoffe Automobilsysteme GmbH Ingolstadt - Germany	F	100.00	71.50
Faurecia Abgastechnik GmbH Furth - Germany	F	100.00	71.50
Leistritz Abgastechnik Stollberg GmbH Pfaffenhain - Germany	F	100.00	71.50
Faurecia Deutschland Holding GmbH & Co KG Stadthagen - Germany	F	99.99	71.49
Faurecia Innenraum Systeme Köln GmbH Cologne - Germany	F	96.82	69.23
Faurecia Innenraum Systeme Emden GmbH Emden - Germany	F	100.00	71.50
ECIA GmbH Furth - Germany	F	100.00	71.50
SIP Verwaltungs GmbH Stadthagen - Germany	F	100.00	71.50
A.P. Parts Europe GmbH Aachen - Germany	F	100.00	71.50
A.P. Parts Europe Technical Center GmbH Aachen - Germany	F	100.00	71.50
SAI Automotive AG Frankfurt - Germany	F	96.82	69.23
SAI Automotive Wörth Wörth am Rhein - Germany	F	96.82	69.23
SAI Automotive SAL GmbH Wörth am Rhein - Germany	F	96.82	69.23
SAI Automotive Peine GmbH Peine - Germany	F	96.82	69.23

Company	F/E	Percent controlled	Percent consolidated
SAI Automotive TDW GmbH Sassenburg - Germany	F	96.82	69.23
SAI Automotive VWM GmbH Hameln - Germany	F	96.82	69.23
SAS Autosystemtechnik GmbH & Co KG Karlsrühe - Germany	E	48.41	34.61
SAS Autosystemtechnik Verwaltung Karlsrühe - Germany	E	48.41	34.61
Faurecia Netherland Holding B.V. Roermond - Netherlands	F	100.00	71.50
Faurecia Exhaust Systems B.V. Roermond - Netherlands	F	100.00	71.50
Faurecia Exhaust Systems A.B. Torsas - Sweden	F	100.00	71.50
Sai Automotive SAL Sweden A.B. Torsas - Sweden	F	96.82	69.23
United Parts Exhaust Systems A.B. Torsas - Sweden	F	100.00	71.50
Faurecia Asientos para Automovil España Madrid - Spain	F	100.00	71.50
Asientos de Castilla Leon S.A. Madrid - Spain	F	100.00	71.50
Asientos de Galicia S.L. Vigo - Spain	F	100.00	71.50
Asientos del Norte S.A. Vitoria - Spain	F	100.00	71.50
Industrias Cousin Frères S.L. Burlada - Spain	F	50.01	35.76
Tecnoconfort Pamplona - Spain	F	50.00	35.75
Faurecia Sistemas de Escape España S.A. Vigo - Spain	F	100.00	71.60
Armaduras de Asientos Ardasa S.A. Burgos - Spain	E	49.99	35.74
Faurecia Automotive España S.A. Madrid - Spain	F	96.82	69.23
SAI Automotive Lignotock Valencia - Spain	F	96.82	69.23
SAI Automotive SALC España S.A. Valencia - Spain	F	96.82	69.23
Cartera Inversiones Enrich S.A. Madrid - Spain	F	96.82	69.23
Component de Vehicules de Galicia Porrino - Spain	E	48.41	34.61
Copo Iberica S.A. Vigo - Spain	E	34.00	24.31
Sas Autosystem Technick S.A. Pamplona - Spain	E	48.41	34.61
Valencia Modulos de Puerta S.L. Valencia - Spain	F	100.00	71.50

Company	F/E	Percent controlled	Percent consolidated
Faurecia Assentos de Automovel Limitada Sao Jao de Madeira - Portugal	F	99.99	71.49
Faurecia Sistemas de Escape Portugal LDA Concelho de Bragança - Portugal	F	100.00	71.50
Sasal Sao Jao de Madeira - Portugal	F	99.99	71.49
Vanpro Assentos Limitada Palmela - Portugal	E	50.00	35.75
SAI Automotive Portugal Palmela - Portugal	F	96.82	69.23
SAS Palmela Palmela - Portugal	E	48.41	34.61
Faurecia Automotiv Seating UK Ltd Coventry - United Kingdom	F	100.00	71.50
Faurecia Midlands Ltd Coventry - United Kingdom	F	100.00	71.50
SAI Automotive Telford Ltd Telford - United Kingdom	F	96.82	69.23
SAI Automotive Fradley Ltd Fradley - United Kingdom	F	96.82	69.23
SAI Automotive Washington Ltd Washington - United Kingdom	F	96.82	69.23
SAI Automotive SAL UK Ltd Billericay - United Kingdom	F	96.82	69.23
Faurecia Fotele Samachodowe Sp.Z.o.o. Grojec - Poland	F	100.00	71.50
Faurecia Walbrzych Sp.Z.o.o. Walbrzych - Poland	F	100.00	71.50
Faurecia Gorzow Sp.Z.o.o. Gorzow - Poland	F	96.82	69.23
SAI Automotive Polska Sp.Z.o.o. Legntza - Poland	F	96.82	69.23
Faurecia Systemy Klerowricze Sp.Z.o.o. Walbrzych - Poland	F	100.00	71.50
SAI Automotive Bratislava S.r.o. Bratislava - Slovakia	F	96.82	69.23
Faurecia Magyarorszag Kipufogo-Rendszer Kft Vasvar - Hungary	F	100.00	71.50
Faurecia Exhaust Systems S.r.o. Bakov - Czech Republic	F	100.00	71.50
Faurecia Lecotex Tabor - Czech Republic	F	95.93	68.59
SAI Automotive Bohemia S.r.o. Mlada Boleslav - Czech Republic	F	96.82	69.23
SAS Autosystemtechnik S.r.o. Mlada Boleslav - Czech Republic	E	48.41	34.61
Teknik Malzeme Bursa - Turkey	E	50.00	35.75
Sté Tunisienne d'Equipements d'Automobile Ben Arous - Tunisia	F	100.00	71.50

Company	F/E	Percent controlled	Percent consolidated
SAI Automotive Polifleks Istanbul - Turkey	F	96.82	69.23
Faurecia Automotive Seating Canada Ltd Mississauga - Canada	F	100.00	71.50
Faurecia Canada Investment Company Montreal - Canada	F	100.00	71.50
WBF Technologies Mississauga - Canada	E	49.99	35.74
Faurecia USA Holding Inc. Wilmington - United States	F	100.00	71.50
Faurecia Automotive Holding Inc. Wilmington - United States	F	100.00	71.50
Faurecia Automotiv Seating Inc. Troy - United States	F	100.00	71.50
Dynamec Inc. Wilmington - United States	F	50.00	35.75
Faurecia E.S. Holdings Dover - United States	F	100.00	71.50
Faurecia Exhaust Systems Inc. Wilmington - United States	F	100.00	71.50
SAI Automotive USA Inc. Farnington Hills - United States	F	96.82	69.23
SAI Automotive Fountain Inn Fountain Inn - United States	F	96.82	69.23
SAI Automotive USA SAL Inc. Wilmington - United States	F	96.82	69.23
Faurecia Bancos para Automoveis Ltda Quatro-Barras - Brazil	F	100.00	71.50
Faurecia Sistemas de Escapamento do Brasil Ltda São Paulo - Brazil	F	100.00	71.50
SAI Automotive do Brasil Ltda São Jose Dos Pinhais Pr - Brazil	F	96.82	69.23
SAS Automotive SAL Americana Latina Ltd Sâo Jose Dos Pinhais Pr - Brazil	F	100.00	71.50
SAS Automotive do Brasil Sâo Jose Dos Pinhais Pr - Brazil	E	48.41	34.61
Faurecia Sistemas de Escape Argentina S.A. Buenos Aires - Argentina	F	100.00	71.50
Bertrand Faure Argentina S.A. Buenos Aires - Argentina	E	50.00	35.75
PAB S.A. Buenos Aires - Argentina	E	49.99	35.74
SAS Automotriz Argentina Buenos Aires - Argentina	E	48.41	34.61
Sommer Allibert Duroplast Puebla - Mexico	F	48.41	34.61
Servicios Sommer Allibert Puebla - Mexico	F	48.41	34.61
SAS Automotive Systems S.A. de C.V. Mexico - Mexico	E	100.00	71.50

Company	F/E	Percent controlled	Percent consolidated
SAI Automotive SAL de Mexico S.A. de C.V. Mexico - Mexico	F	100.00	71.50
SAI Automotive SAL Japan KK Tokyo - Japan	F	90.00	64.35
Daeki Faurecia Corp. Shiheung City - Korea	E	49.00	35.04
Faurecia Automotiv Seating India Private Ltd Bangalore - India	F	100.00	71.50
Faurecia Exhaust Systems South Africa Ltd Johannesburg - South Africa	F	100.00	71.50
SAI Autoplastic Port Elisabeth - South Africa	F	96.82	69.23

TRANSPORTATION AND LOGISTICS

Company	F/E	Percent controlled	Percent consolidated
Gefco Courbevoie - France	F	99.96	99.96
Gefco Benelux S.A. Ath - Belgium	F	100.00	99.93
Gefco Deutschland GmbH Morfelden - Germany	F	100.00	99.95
Gefco Deutschland GmbH & Co KG Morfelden - Germany	F	74.86	74.86
Gefco Suisse S.A. Fahy - Switzerland	F	100.00	99.95
Gefco Italia S.p.A. Milan - Italy	F	100.00	99.93
Gefco U.K. Ltd London - United Kingdom	F	100.00	99.93
Gefco España S.A. Madrid - Spain	F	100.00	99.93
Gefco Portugal Lisbon - Portugal	F	100.00	99.94
Gefco Polska Sp.Z.o.o. Warszaw - Poland	F	100.00	99.95
Gefco Maroc Casablanca - Morocco	F	100.00	99.95
Gefco Participacoes Ltda Rio de Janeiro - Brazil	F	100.00	99.95
Gefco do Brasil Ltda Rio de Janeiro - Brazil	F	100.00	99.95
Gefco Argentina S.A. Buenos Aires - Argentina	F	100.00	99.95

FINANCE COMPANY

Company	F/E	Percent controlled	Percent consolidated
Banque PSA Finance Paris - France	F	100.00	100.00
Société Financière de Banque - Sofib Paris - France	F	100.00	100.00
Sofira - Société de Financement des Réseaux Automobiles Paris - France	F	100.00	100.00
Société Nouvelle de Développement Automobile - SNDA Paris - France	F	100.00	100.00
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	F	100.00	100.00
Dicoma Levallois-Perret - France	F	100.00	100.00
Loca-Din Levallois-Perret - France	F	100.00	100.00
Compagnie pour la Location de véhicules - CLV Levallois-Perret - France	F	100.00	100.00
Assupar Levallois-Perret - France	F	99.99	99.99
PSA Finance Belux Brussels - Belgium	F	100.00	100.00
PSA Finance Nederland B.V. Rotterdam - Netherlands	F	100.00	100.00
PSA Financial Holding B.V. Rotterdam - Netherlands	F	100.00	100.00
Peugeot Finance International N.V. Rotterdam - Netherlands	F	100.00	100.00
PSA Finance Deutschland GmbH Neu-Isenburg - Germany	F	100.00	100.00
Peugeot Commercial Paper GmbH Francfort - Germany	F	100.00	100.00
PSA Finance Italia S.p.A. Milan - Italy	F	100.00	100.00
PSA Gestcredit Italia S.p.A. Milan - Italy	F	100.00	100.00
PSA Wholesale Ltd London - United Kingdom	F	100.00	100.00
PSA Finance Plc London - United Kingdom	F	50.00	50.00
Vernon Wholesale Investments Co Ltd London - United Kingdom	F	100.00	100.00
PSA Finance Suisse S.A. Ostermudigen - Switzerland	F	100.00	100.00
PSA Finance Austria Bank AG Vienna - Austria	F	100.00	100.00
PSA Gestao Comercio e Aluger de Veiculos Lisbon - Portugal	F	100.00	99.57
PSA Finance Polska Warsaw - Poland	F	100.00	100.00
Banco PSA Finance Brasil S.A. São Paulo - Brazil	F	100.00	100.00
PSA Finance Arrendamiento Comercial São Paulo - Brazil	F	100.00	100.00
PSA Finance Argentina Buenos Aires - Argentina	F	50.00	50.00

Employee Relations Indicators

The following employee relations indicators comply with French decree no. 2002-221 of February 20, 2002. They have been prepared on the basis of data from all the companies fully consolidated by PSA Peugeot Citroën, other than Faurecia, the Group's automotive equipment division. Faurecia, a listed company that is 72%-owned by Peugeot S.A., manages its business independently of the Group and therefore prepares and publishes its own indicators in its annual report.

1 Employees

1.1. Number of employees on the payroll [1]

Employees on the payroll in 2002	France	Europe outside France	Outside Europe	Total
Automobile Division	96,160	33,800	3,920	133,880
Finance Companies	930	1,190	40	2,160
Transportation and Logistics	4,690	3,110	250	8,050
Other Businesses	2,200	50	30	2,280
Total	**103,980**	**38,150**	**4,240**	**146,370**
Automotive Equipment	*19,700*	*25,850*	*6,680*	*52,230*

The total number of employees increased by more than 6,000 in 2002. Over the past five years, headcount has risen by more than 58,000 people, including 16,100 in the Automobile Division.

Some 70,500 people have been hired since January 1, 1998, of which 16,700 in 2002 alone.

The Group is a source of new employment. Excluding acquisitions and disposals, a net 25,000 jobs have been created over the past five years, primarily outside France. Of these, 14,000 have been in the Automobile Division.

[1] Scope includes all worldwide operations in the Automobile Division, finance companies, the Transportation and Logistics business and other businesses. Employees on the payroll include around 7,000 people hired under fixed-term contracts (see table 1.3).

1.2. Employees by age



50,000
40,000
30,000
20,000
10,000
0
Total
Men
Women
< 20 years
20 - 29 years
30 - 39 years
40 - 49 years
=> 50 years

The age pyramid is well balanced, with 34,000 employees under 30.

1.3. Employees hired under fixed-term contracts [1]

	France	Outside France	Total
Automobile Division	1,800	4,930	6,730
Finance Companies	10	100	110
Transportation and Logistics	120	170	290
Other Businesses	40	0	40
Total	**1,970**	**5,200**	**7,170**

[1] Annual average.

In 2002, there were 2,800 "eventuales" employees in Spain. Most of them worked at the Vigo plant, which does not use temporary employees. In addition, the three-year "convenio" agreements call for the hiring of 1,300 "eventuales" employees under permanent contracts at the Vigo and Madrid plants.

1.4. Temporary employees [2]

	France	Outside France	Total
Automobile Division	12,100	350	12,450
Finance Companies	20	20	40
Transportation and Logistics	720	420	1,140
Other Businesses	20	0	20
Total	**12,860**	**790**	**13,650**

[2] Annual average.

Temporary or fixed-term employees are hired in response to new model introductions, fluctuations in demand or the need to replace absent employees, particularly during vacation periods. In 2002, more than 2,500 employees in France were hired under permanent contracts following a temporary or fixed-term assignment. The number of hirings after a fixed-term assignment has quintupled over the past four years.

1.5. Part-time employees

A part-time employee is one who works fewer hours, calculated weekly or on the basis of an average over a period of up to one year, than a comparable full-time employee.

Part-time employees in 2002	France	Outside France	Total
Automobile Division	2,190	1,830	4,020
Finance Companies	30	170	200
Transportation and Logistics	0	140	140
Other Businesses	100	0	100
Total	**2,320**	**2,140**	**4,460**

Of the 1,830 part-time employees outside France, 1,610 work on a part-time night shift at the Vigo plant. In the Automobile Division, half of all part-time employees work half-time and more than 44% work 4/5ths time.

2 Recruitments [1]

2.1. Recruitments in 2002

Recruitments in 2002	France	Europe Outside France	Outside Europe	Total
Automobile Division	6,120	2,860	820	9,800
Finance Companies	130	110	10	250
Transportation and Logistics	510	530	60	1,100
Other Businesses	80	10	0	90
Total	**6,840**	**3,510**	**890**	**11,240**
Automotive Equipment				*5,500*

[1] Excluding hirings under fixed-term contracts and in the automotive equipment division.

In the past four years, more than 44,000 people [2] have been hired across the Group, of which 30% outside France. Nearly 30% of people hired in the Automobile Division in France were involved in design and engineering. More than 52% were hired in manufacturing, 16% in sales and marketing and 2% in support functions. PSA Peugeot Citroën has not encountered any major difficulties in attracting applicants to fill its staffing needs. In France, 21,160 employees have less than four years seniority. Of these, 15,230 are under 30.

[2] 59,430 including the automotive equipment division.

2.2. Recruitments by activity

Recruitments in 2002



- **30%** Design and engineering
- **52%** Manufacturing
- **16%** Sales and marketing
- **2%** Support functions

3 Outsourcing

PSA Peugeot Citroën's procurement primarily concerns automotive parts and components for its mechanical component and final assembly plants. Sourced from 850 suppliers, these parts represent around 70% of a vehicle's unit production cost. The remaining outside purchases concern capital equipment and services.

Purchasing terms and conditions comply fully with sustainable development principles. In particular, suppliers are expected to comply with all prevailing laws and regulations in every country where they do business, to demonstrate the highest standards of environmental stewardship and to adhere to the international conventions and recommendations of the International Labor Organization. This especially applies to conventions regarding worker protection, the abolition of forced labor and the elimination of child labor, health and safety in the workplace and the preservation of workers' rights.

4 Disabled employees

Disabled employees	France	Outside France	Total
Automobile Division	4,550	520	5,070
Finance Companies	5	10	15
Transportation and Logistics	80	40	120
Other Businesses	90	0	90
Total	**4,725**	**570**	**5,295**

Worldwide, the Group employs nearly 5,300 disabled people, as defined by local legislation. In France, including sheltered workers under subcontracting agreements, 9.28% of employees are classified as handicapped, compared with the legally required 6%.



5 Turnover

5.1. Resignations

In 2002	France	Outside France	Total
Manufacturing	760	430	1,190
Marketing and Sales	730	840	1,570
Finance Companies	50	50	100
Transportation and Logistics	190	420	610
Other Businesses	20	0	20
Total	**1,750**	**1,740**	**3,490**

In 2002, resignations represented nearly 2.4% of total headcount, or 1.3% in the case of engineers and managers alone.

5.2. Premature terminations or dismissals

Premature terminations or dismissals in 2002	France	Outside France	Total
Automobile Division	840	610	1,450
Finance Companies	10	10	20
Transportation and Logistics	80	80	160
Other Businesses	50	0	50
Total	**980**	**700**	**1,680**

These figures include premature termination of work contracts for incapacity, disability and dismissal for personal reasons.

Redundancies in 2002	France	Outside France	Total
Automobile Division	0	1,070	1,070
Finance Companies	50	0	50
Transportation and Logistics	5	5	10
Other Businesses	0	0	0
Total	**55**	**1,075**	**1,130**

600 employees were made redundant as a result of difficult business conditions in Argentina, where automobile demand plunged 53% during the year. Short-time working schedules, which reduced worktime by 800,000 hours, helped the Group to maintain manufacturing capacity and to rank among the leading international corporations to reinvest in Argentina. Jobs were eliminated at the Madrid plant, primarily due to the termination of a military vehicle maintenance business. In France, reorganization of the Credipar network, which was reduced from 32 to 16 agencies, led to nearly 80 geographic transfers. Each employee was offered at least two other positions in the finance company business or in the rest of the Group. Those who didn't accept these positions were offered jobs with other companies through a specialized outplacement bureau.



6 Work organization

6.1. Short-time working hours lost

	France	Europe outside France	Outside Europe	Total
Automobile Division	275,750	0	802,350	1,078,100
Finance Companies	0	370	0	370
Transportation and Logistics	0	670	7,800	8,470
Other Businesses	10,450 [1]	0	0	10,450
Total	**286,200**	**1,040**	**810,150**	**1,097,390**

In almost every country of operation, working hours are determined on an annual basis, meaning that the 1,097,390 short-time hours lost in the table above concerned the entire year. They represented 0.4% of the estimated total 270 million hours worked in 2002. More than 80% of the short-time hours lost resulted from the difficult business conditions encountered in Argentina, where the 800,000 short-time hours lost helped to avoid 500 redundancies. The short-time hours lost in France mainly concerned the Rennes plant. They resulted from a decline in demand for upper-middle range vehicles in certain European markets and from difficulties in supply.

(1) Concerns PMTC

6.2. Overtime

	France	Europe outside France	Outside Europe	Total
Automobile Division	1,576,360	1,517,800	258,520	3,352,680
Finance Companies	1,920	16,760	0	18,680
Transportation and Logistics	338,640	35,790	15,000	389,430
Other Businesses	25,780	100	0	25,880
Total	**1,942,700**	**1,570,450**	**273,520**	**3,786,670**

In almost every country of operation, working hours are determined on an annual basis. The number of overtime hours represented 1.5% of the total hours worked in the Group during the year. In response to the more than 40% increase in unit sales in the past four years, a number of structural solutions have been implemented, including additional shifts and non-stop operation during vacation periods. As a result, Group plants worked at 117% capacity compared with the two-shift benchmark.

6.3. Special work schedules [1]

Special work schedules	France	Europe outside France	Outside Europe	Total
Automobile Division	Double shifts: 29,880 Triple or night shifts: 16,270 Weekend*: 3,690	Double shifts: 9,650 Triple or nights shifts: 4,800 Weekend*: 1,230	Double shifts: 850 (Brazil 852) Triple or nights shifts: 10	40,390 21,080 4,920
Finance Companies		No special work shedules		
Transportation and logistics	Double shifts: 860 Triple or night shifts: 170 Weekend*: 10	Double shifts: 120 Triple or night shifts: 360 Weekend*: 90	Double shifts: 20	1,000 530 100
Other Businesses	Double shifts: 810 Triple or night shifts: 20 Weekend*: 0			810 20 0

*Weekend shifts (generally Friday, Saturday and Sunday) are shorter than regular shifts.

To meet strong sales demand, special work schedules have been introduced, mainly in the production plants. Sochaux and Ryton, for example, now work a weekend shift.

(1) The figures correspond to the number of employees concerned.



7 Paid leave other than vacations

	France	Europe outside France	Outside Europe	Total
Automobile Division	4,631,750	1,787,160	121,870	6,540,780
Finance Companies	85,080	48,100	0	133,180
Transportation and Logistics	238,540	80,020	1,630	320,190
Other Businesses	140,390	1,110	0	141,500
Total	**5,095,760**	**1,916,390**	**123,500**	**7,135,650**

These figures correspond to the total hours of absence due to maternity leave, illness or occupational or work-related travel accidents. Paid leave other than vacations accounted for 2.5% of the 270 million hours worked.

8 Training

Key training data	% of total training hours
Management	14.4
Induction and orientation	13.4
Industrial techniques and machine operation	13.2
Information technology and systems	11.3
Automotive technology	9.2
Safety	8.2
Educational courses	6.7
Quality	4.9
Product technology	3.3
Communication	3.0
Other	12.4

The 2002 training budget represented more than 4% of payroll. During the year, the training organization was expanded with the creation of a network of part-time internal trainers, all experts in their fields. Under this system, nearly 3,000 people around the world regularly help to train other Group employees.

A total of 4,000,000 hours of training were conducted across the Group. The last three years have seen a steady increase in the number of people in the French manufacturing operations who have attended at least one training course:
2000: 61,403
2001: 64,862
2002: 69,922

In 2002, the number of training hours averaged the equivalent of 24 working hours for operators and 45 working hours for managers. Nearly 7,410 students served in Group units under internships, apprentice programs and work-study programs.

9 Occupational accidents, safety and working conditions

In 2002, there were 5.8 occupational accidents per million hours worked in the Group's manufacturing operations, incurring 0.35 days lost per thousand hours worked. By comparison, in 2000, there were 27.4 occupational accidents per million hours worked in the French metalworking industry, incurring 0.96 days lost per thousand hours worked.

10 Compensation

10.1. Payroll



○ **€4,662,481,000** France
○ **€1,495,457,000** Outside France

In 2002, compensation paid worldwide totalled €4,465,451,000, while employer taxes and social security contributions amounted to €1,692,489,000. Total payroll therefore amounted to €6,157,940,000 (1).

(1) Payroll France: €4,662,481,000
Payroll Europe outside France: €1,415,349,000
Payroll outside Europe: €80,110,000

10.2. Incentive bonuses/profit-sharing

Based on 2002 financial results, a total of €245 million will be allocated to employees in 2003 as incentive bonuses or under legally-mandated French profit-sharing agreements.

(in millions of euros)(1)	1998	1999	2000	2001	2002
Total France					
Group incentive program and profit-sharing agreement	18	78	145	196	205
Incentive or profit-sharing programs in other French subsidiaries	5	6	6	7	7
Incentive programs in foreign subsidiaries	-	12	23	29	33
Total Group	**23**	**96**	**174**	**232**	**245**

(1) Scope includes all worldwide operations except for the automotive equipment division, Sevelnord and Française de Mécanique.

* Data in these appendices relate to the entire PSA Peugeot Citroën Group except for the automotive equipment division, Sevelnord and Française de Mécanique.

Environmental Indicators
Automobile fuel consumption and emissions

The following tables are not exhaustive. The models were selected on the basis of their sales and environmental performance. For each model, the table shows data for the gasoline and diesel versions offering the lowest CO_2 emissions and fuel consumption. Models in boldface are the best-selling gasoline or diesel versions, based on total sales in Europe in 2002. In certain cases (gasoline and diesel 106; diesel 206; gasoline 406; gasoline and diesel Saxo; diesel C3; diesel C5; gasoline and diesel Berlingo), the best selling model is also the most fuel-efficient.

Peugeot

				Consumption				
Peugeot 106	Fuel G/D	Displacement (cc)	Horsepower (kW)	City (liters/100km)	Highway (liters/100km)	Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.1-liters	**G**	**1,124**	**44.1**	**8**	**5**	**6.1**	**145**	**74**
1.5-liters	**D***	**1,527**	**42**	**6.8**	**4.3**	**5.2**	**138**	**72.6**

				Consumption				
Peugeot 206	Fuel G/D	Displacement (cc)	Horsepower (kW)	City (liters/100km)	Highway (liters/100km)	Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.1-liters	G	1,124	44.1	8.2	5.0	6.2	148	73.5
1.4-liters	**G**	**1,360**	**55**	**8.4**	**5.0**	**6.3**	**149**	**71.7**
1.4-liters HDI	**D**	**1,398**	**50**	**5.5**	**3.6**	**4.3**	**113**	**71**

				Consumption				
Peugeot 307	Fuel G/D	Displacement (cc)	Horsepower (kW)	City (liters/100km)	Highway (liters/100km)	Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.4-liters	G	1,360	55	8.7	5.5	6.7	159	71.7
1.6-liters 16V	**G**	**1,587**	**80**	**9.5**	**5.8**	**7.2**	**169**	**72.4**
1.4-liters HDI	D	1,398	50	5.5	4.0	4.5	120	71.8
2.0-liters HDI 90bhp	**D**	**1,997**	**66**	**6.9**	**4.3**	**5.2**	**138**	**72.8**

				Consumption				
Peugeot 406	Fuel G/D	Displacement (cc)	Horsepower (kW)	City (liters/100km)	Highway (liters/100km)	Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.8-liters	**G**	**1,761**	**66**	**11.8**	**6.4**	**8.4**	**205**	**73.2**
2.0-liters HPI	G	1,997	103	10.3	6	7.5	177	73.5
2.0-liters HDI 110bhp w/particle filter	**D**	**1,997**	**80**	**7.5**	**4.5**	**5.6**	**147**	**72.9**

Peugeot 607	Fuel G/D	Displacement (cc)	Horsepower (kW)	Consumption City (liters/100km)	Consumption Highway (liters/100km)	Consumption Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
2.2-liters	G	2,230	116	12.7	7.2	9.2	219	73.6
3.0-liters V6 automatic	**G**	**2,946**	**152**	**14.4**	**7.8**	**10.2**	**245**	**72.9**
2.0-liters HDI	D	1,997	80	7.9	4.7	5.9	157	73.7
2.2-liters HDI w/particle filter	**D**	**2,179**	**98**	**8.9**	**5.5**	**6.7**	**178**	**72.7**

Peugeot 807	Fuel G/D	Displacement (cc)	Horsepower (kW)	Consumption City (liters/100km)	Consumption Highway (liters/100km)	Consumption Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
2.0-liters	G	1,997	100	12.3	7.3	9.1	218	71.5
2.2-liters	**G**	**2,230**	**116**	**12.9**	**7.8**	**9.7**	**231**	**72.8**
2.0-liters HDI	D	1,997	80	9.2	5.9	7.0	186	72.9
2.2-liters HDI w/particle filter	**D**	**2,179**	**94**	**10.1**	**5.9**	**7.4**	**199**	**73.1**

Bold: the best selling vehicle in its category (gasoline or diesel version).
Light: vehicle emitting the least CO_2 in its category (gasoline or diesel version).
*Available only in a diesel version.

Citroën

Citroën Saxo	Fuel G/D	Displacement (cc)	Horsepower (kW)	Consumption City (liters/100km)	Consumption Highway (liters/100km)	Consumption Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.1-liters	**G**	**1,124**	**44.1**	**8.0**	**5.0**	**6.1**	**145**	**73**
1.5-liters D	**D***	**1,527**	**42**	**6.8**	**4.3**	**5.2**	**138**	**73.8**

Citroën Xsara	Fuel G/D	Displacement (cc)	Horsepower (kW)	Consumption City (liters/100km)	Consumption Highway (liters/100km)	Consumption Combined (liters/100km)	Emissions CO_2 (g/km)	Noise (dBa)
1.4-liters	G	1,360	55	9.2	5.4	6.7	159	73.5
1.6-liters 16V	**G**	**1,587**	**80**	**9.3**	**5.5**	**6.9**	**160**	**72.1**
1.4-liters HDI	D	1,398	50	5.7	3.8	4.5	120	71.6
2.0-liters HDI 90bhp	**D**	**1,997**	**66**	**7.3**	**4.2**	**5.4**	**141**	**72.2**

Environmental Indicators
Automobile fuel consumption and emissions

Citroën Xsara Picasso	Fuel	Displacement	Horsepower	Consumption			Emissions CO_2	Noise
				City	Highway	Combined		
	G/D	(cc)	(kW)	(liters/100km)	(liters/100km)	(liters/100km)	(g/km)	(dBa)
1.6-liters	G	1,587	70	10.0	6.1	7.5	178	74
1.8-liters 16V	**G**	**1,749**	**85**	**10.7**	**6.0**	**7.7**	**184**	**74**
2.0-liters HDI	**D***	**1,997**	**66**	**7.0**	**4.6**	**5.5**	**147**	**72**

Citroën C3	Fuel	Displacement	Horsepower	Consumption			Emissions CO_2	Noise
				City	Highway	Combined		
	G/D	(cc)	(kW)	(liters/100km)	(liters/100km)	(liters/100km)	(g/km)	(dBa)
1.1-liters	G	1,124	44.1	7.8	5.0	6.0	143	70.8
1.4-liters	**G**	**1,360**	**54**	**8.2**	**5.0**	**6.2**	**148**	**71.8**
1.4-liters HDI	**D**	**1,398**	**50**	**5.1**	**3.8**	**4.2**	**110**	**71.9**

Citroën C5	Fuel	Displacement	Horsepower	Consumption			Emissions CO_2	Noise
				City	Highway	Combined		
	G/D	(cc)	(kW)	(liters/100km)	(liters/100km)	(liters/100km)	(g/km)	(dBa)
1.8-liters 16V	**G**	**1,749**	**117**	**10.6**	**6.0**	**7.7**	**182**	**73.2**
2.0-liters HPI	G	1,997	143	10.3	6.0	7.5	177	73
2.0-liters HDI 110bhp	**D**	**1,997**	**80**	**7.4**	**4.6**	**5.6**	**147**	**74**

Citroën C8	Fuel	Displacement	Horsepower	Consumption			Emissions CO_2	Noise
				City	Highway	Combined		
	G/D	(cc)	(kW)	(liters/100km)	(liters/100km)	(liters/100km)	(g/km)	(dBa)
2.0-liters 16V	G	1,997	100	12.3	7.3	9.1	218	71.5
2.2-liters 16V	**G**	**2,230**	**116**	**12.9**	**7.8**	**9.7**	**231**	**72.8**
2.0-liters HDI 16V	D	1,997	79	9.4	5.9	7.2	189	73.4
2.2-liters HDI 16V	**D**	**2,179**	**94**	**10.1**	**5.9**	**7.4**	**199**	**73.4**

Citroën Berlingo	Fuel	Displacement	Horsepower	Consumption			Emissions CO_2	Noise
				City	Highway	Combined		
	G/D	(cc)	(kW)	(liters/100km)	(liters/100km)	(liters/100km)	(g/km)	(dBa)
1.6-liters 16V	**G**	**1,587**	**80**	**9.5**	**6.2**	**7.4**	**175**	**71.2**
2.0-liters HDI	**D**	**1,997**	**66**	**7.2**	**4.9**	**5.7**	**152**	**72.2**

Bold: the best selling vehicle in its category (gasoline or diesel version).
Light: vehicle emitting the least CO_2 in its category (gasoline or diesel version).
*Available only in a diesel version.

Environmental Indicators
Production plant consumption and emissions

The following environmental indicators comply with French decree no. 2002-221 of February 20, 2002. They have been prepared on the basis of data from all the companies fully consolidated by PSA Peugeot Citroën, other than Faurecia, the Group's automotive equipment division. Faurecia, a listed company that is 72%-owned by Peugeot S.A., manages its business independently of the Group and therefore prepares and publishes its own indicators in its annual report.

1. Consumption of natural resources and main emissions

PSA Peugeot Citroën consumes two main resources for the needs of its manufacturing operations and its employees:
- Water, for machining, washing, cooling and sanitary facilities. Depending on local availability, production plants get their water from public water companies, private wells or nearby rivers.
- Energy (fossil fuels and electricity) to power a certain number of processes, such as heat treatment, casting and paint curing, as well as to provide heat, light and air conditioning in buildings and offices.

Water consumption

Sub-group	City water (cu.m)	Surface water (cu.m)	Underground water (cu.m)	Total
Peugeot Citroën Automobiles	3,777,921	8,806,617	10,358,077	22,942,615
SCMPL	13,490	-	-	13,490
PCI	26,028	-	-	26,028
PMTC	23,748	86,158	-	109,906
GEFCO	204,023	-	18,480	222,503
Total	4,045,210	8,892,775	10,376,557	23,314,542

Self-monitored effluents

Sub-group	COD (kg/d) (1)	BOD5 (kg/d) (2)	SM (kg/d) (3)
Peugeot Citroën Automobiles	6,982.09	2,612.07	1,858.49
SCMPL	0.67	-	0.08
PCI	na	na	na
PMTC	0.55	0.08	0.05
GEFCO	na	na	na
Total	6,983.31	2,612.15	1,858.62

(1) Chemical oxygen demand - (2) Biochemical oxygen demand after 5 days - (3) Suspended matter

na: not applicable.

NB: Around 80% of this effluent is further treated in a local plant before release into the environment.

Consumption of energy

Sub-group	Heavy fuel oil (t)	LSFO (t) (1)	VLSFO (t) (2)	HHO (cu.m) (3)
Peugeot Citroën Automobiles	-	23,977	2,115	4,599
SCMPL	-	-	-	-
PCI	-	-	-	-
PMTC	-	-	-	3
GEFCO	-	-	-	1,088
Total	0	23,977	2,115	5,690

(1) Low-sulfur fuel oil.

(2) Very low-sulfur fuel oil.

(3) Home heating oil.

Environmental Indicators

Production plant consumption and emissions

Sub-group	Nat. gas (MWh ncv)	Electricity (MWh)	Coal (t)	Coke (t)
Peugeot Citroën Automobiles	2,441,949	2,852,513	5,129	23,560
SCMPL	6,860	2,714	-	-
PCI	3,632	6,231	-	-
PMTC	13,514	15,609	-	-
GEFCO	18,856	35,013	-	-
Total	2,484,811	2,912,080	5,129	23,560

Air emissions from combustion plants

Sub-group	Greenhouse gases		
	CO_2 (t)	N_2O (t)	CH_4 (t)
Peugeot Citroën Automobiles	668,326.93	24.42	40.52
SCMPL	1,396.54	0.06	0.10
PCI	739.39	0.03	0.05
PMTC	2,759.06	0.12	0.20
GEFCO	6,712.04	0.23	0.33
Total	679,933.96	24.86	41.2
(in tonnes of CO_2 equivalent)	679,934	7,707	865
		For a total of 688,506 tonnes of CO_2 equivalent	

Sub-group	Other gases		
	SO_2 (t)	NO_2 (t)	HCl (t)
Peugeot Citroën Automobiles	1,098.69	747.60	17.23
SCMPL	0.01	1.48	-
PCI	0.01	0.78	-
PMTC	0.04	2.93	-
GEFCO	5.56	7.93	-
Total	1,104.31	760.72	17.23

Paintshop VOC (1) releases

Sub-group	VOC releases (t)	Ratio (kg/veh.)
Peugeot Citroën Automobiles	15,862	5.65

Sub-group	VOC releases (t)
PMTC	139
SCMPL	1

(1) Volatile organic compounds.

Waste production

PEUGEOT CITROËN AUTOMOBILES

Type of waste	Disposal methods				
	Landfill (t)	Recovery (t)	Onsite recycling (t)	Other treatment (t)	Total (t)
Foundry waste	39,907	121,002	77,473	362	238,744
Industrial waste	32,158	106,691	4,684	757	144,290
Sludge + Effluent + Hazardous industrial waste	11,891	33,085	248	36,588	81,812
Total	83,956	260,778	82,405	37,707	464,846

SCPML + PCI + PMTC

Type of waste	Disposal methods			
	Landfill (t)	Recovery (t)	Other treatment (t)	Total (t)
Foundry waste	-	-	174	174
Industrial waste	801	1,318	193	2,312
Sludge + Effluent + Hazardous industrial waste	9	371	1,033	1,413
Total	810	1,689	1,400	3,899

GEFCO

Type of waste	Total (t)
Foundry waste	-
Industrial waste	5,598
Sludge + Effluent + Hazardous industrial waste	523
Total	6,121

Our manufacturing facilities are committed to carefully managing and reducing the volume of by-products inevitably produced through the consumption of natural resources and the use of process products, such as scrap iron in casting and sheet steel and aluminum in stamping, and of surface treatment products like paint, cutting liquids, binders and sealants. They have also implemented dedicated processes for managing and reducing the volume of their releases into the air, water and soil.

Other environmental issues

Respecting the biological balance and managing odors and noise
Measures required to preserve the natural environment, flora and fauna, as well as to ensure the tranquility of neighboring communities are assessed and defined during initial or supplemental environmental impact studies performed before the installation of any new plant facilities or equipment. In compliance with legislation, these prior studies are submitted to public hearings and to the approval of administrative authorities.

Amount of penalties paid following a legal ruling concerning the environment
The Group did not have to pay any penalties in this regard in 2002.

Main functions and directorships held during 2002 by the Members of the Supervisory Board and the Members of the Managing Board are as follows:

Supervisory Board:

Thierry Peugeot

Chairman of the Supervisory Board
Appointed: December 19, 2002
Term ends: 2004
Thierry Peugeot, 45, is also Chairman of Immeubles et Participations de l'Est, Vice-Chairman of Etablissements Peugeot Frères, Member of the Board of Société Foncière, Financière et de Participations–FFP, L.F.P.F.-La Française de Participations Financières, Société Anonyme de Participations SAPAR, Compagnie Industrielle de Delle and Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of Lisi.

Jean Boillot

Vice-Chairman of the Supervisory Board
First elected to the Supervisory Board: April 18, 1990
Term ends: 2007.
Jean Boillot, 77, was a Member of the Board of Peugeot Motor Company Plc until February 2003.

Jean-Philippe Peugeot

Vice-Chairman of the Supervisory Board
First elected to the Supervisory Board: May 16, 2001
Term ends: 2007
Chairman of Etablissements Peugeot Frères
Jean-Philippe Peugeot, 50, is also Chairman of the Board of Nutrition et Communication, Vice-Chairman of Société Foncière, Financière et de Participations–FFP and Member of the Board of L.F.P.F.-La Française de Participations Financières and Immeubles et Participations de l'Est.

Pierre Banzet

Member of the Supervisory Board
First elected to the Supervisory Board: June 23, 1994
Term ends: 2005
Pierre Banzet, 73, is Honorary Professor of Medicine and member of the Académie de Médecine.

Jean-Louis Dumas

Member of the Supervisory Board
First elected to the Supervisory Board: May 16, 2001
Term ends: 2007
Managing General Partner of Hermès International
Jean-Louis Dumas, 65, is also Member of the Board of L'Oréal and Member of the Steering Committee of the Banque de France.

Marc Friedel

Member of the Supervisory Board
First elected to the Supervisory Board: June 26, 1996
Term ends: 2008
Consultant
Marc Friedel, 54, is also Member of the Supervisory Board of Presses Universitaires de France and permanent representative of SOFINACTION (CIC Group) on the Board of Directors of Société Nancéienne Varin-Bernier (SNVB).

Jean-Louis Masurel

Member of the Supervisory Board
First elected to the Supervisory Board: August 27, 1987
Term ends: 2005
Jean-Louis Masurel, 62, is Managing Partner of Société des Vins de Fontfroide. He is also Chairman of Arcos Investissements S.A., Member of the Supervisory Board of Oudart S.A. and Member of the Board of Société des Bains de Mer à Monaco (S.B.M.) and Banque du Gothard Sam (Monaco).

François Michelin

Member of the Supervisory Board
First elected to the Supervisory Board: October 21, 1992
Term ends: 2006
Former Managing Partner of Compagnie Générale des Etablissements Michelin
François Michelin, 76, is also Chairman of Participation et Développement Industriels S.A.–PARDEVI and Managing Partner of Michelin Reifenwerke (Germany) and Compagnie Financière Michelin (Switzerland).

Jean-Paul Parayre

Member of the Supervisory Board
First elected to the Supervisory Board: December 11, 1984
Term ends: 2005
Chairman of the Supervisory Board of Vallourec
Jean-Paul Parayre, 65, is also member of the Steering Committee of V & M do Brasil (Brazil), and Member of the Board of Bolloré Investissement, Carillion Plc (UK), Sea Invest France, Seabulk (France), SDV Cameroun, SDV Congo, SNEF, Stena Line (Sweden), Stena Maritime and Stena UK (UK).

Marie-Hélène Roncoroni

Member of the Supervisory Board
First elected to the Supervisory Board: June 2, 1999
Term ends: 2005
Marie-Hélène Roncoroni, 42, is also Vice-Chairman of Société Foncière, Financière et de Participations–FFP, Member of the Board of L.F.P.F.-La Française de Participations Financières, Société Anonyme de Participations–SAPAR, Etablissements Peugeot Frères and Immeubles et Participations de l'Est, and Permanent Representative of Société Anonyme de Participations–SAPAR on the Board of Directors of Société des Immeubles de Franche-Comté and Permanent Representative of Société des Immeubles de Franche-Comté on the Board of Directors of Société Anonyme Comtoise de Participation.


Management and Administration
Main functions and directorships held during 2002

Ernest-Antoine Seillière de Laborde

Member of the Supervisory Board
First elected to the Supervisory Board: June 22, 1994
Term ends: 2006
Chairman of Mouvement des Entreprises de France–MEDEF and Chairman of the Board of Wendel Investissement
Ernest-Antoine Seillière de Laborde, 65, is also Vice-Chairman of the Supervisory Board of Cap Gemini, Chairman of the Supervisory Board of Trader.com N.V., Member of the Supervisory Board of Hermès International S.A. and of Oranje – Nassau Groep B.V., Member of the Board of Société Lorraine de Participations Sidérurgiques–SLPS and Permanent Representative of SOFISERVICE on the Supervisory Board of Bureau Veritas.

Joseph F. Toot Jr

Member of the Supervisory Board
First elected to the Supervisory Board: May 24, 2000
Term ends: 2006
Joseph F. Toot Jr., 67, is also Member of the Board of Rockwell Automation, Rockwell Collins, and the Timken Company.

Bertrand Peugeot

Advisor to the Supervisory Board
First elected to the Supervisory Board: June 8, 1999
Term ends: 2005
Bertrand Peugeot, 79, is also Member of the Board of Etablissements Peugeot Frères, Paris Loire, and L.F.P.F.–La Française de Participations Financières.

Roland Peugeot

Advisor to the Supervisory Board
First elected to the Supervisory Board: May 16, 2001
Term ends: 2007
Roland Peugeot, 77, is also Honorary Chairman of Etablissements Peugeot Frères and Football Club Section Montbéliard–FCSM S.A. and Permanent Representative of Etablissements Peugeot Frères on the Board of Directors of L.F.P.F.–La Française de Participations Financières.

Every member of the Supervisory Board must own at least 25 Peugeot S.A. shares.

In determining the independence of Supervisory Board members, the Board bases its conclusions on most of the criteria recommended for members of a Board of Directors in the Bouton report on corporate governance. The only exceptions concern the twelve-year limit on successive terms and the fact of not having served as an officer in a consolidated company during the past five years. The Board believes that the auto industry experience acquired over several terms on the Board is especially desirable in a business based on medium and long-term cycles, and that having recently been a company director does not pose any risk of the conflict of interest that the independence rules are intended to prevent.

In application of COB recommendation of January 17, 2003, the Board examined its membership and considers that Jean Boillot, Jean-Louis Dumas, Jean-Louis Masurel and Joseph Toot Jr. qualify as independent directors. Note, however, that no member of the Board exercises any senior executive responsibilities or is a salaried employee of a Group company.

In the future, when new candidates are proposed for election to the Board, they will be carefully selected by the Board, in particular as regards the above-mentioned criteria for determining a director's independence and following a review by the Compensation and Appointments Committee.

Managing Board

Jean-Martin Folz

Chairman of the Managing Board
First elected to the Managing Board: September 30, 1997
Term ends: April 24, 2004
Jean-Martin Folz, 56, is also Chairman of Automobiles Peugeot and of Automobiles Citroën and Member of the Board of Banque PSA Finance, Peugeot Citroën Automobiles, Faurecia, Saint-Gobain and Solvay (Belgium).

Frédéric Saint-Geours

Member of the Managing Board
First elected to the Managing Board: July 1, 1998
Term ends: April 24, 2004
Chief Executive Officer of Automobiles Peugeot
Frédéric Saint-Geours, 53, is also Chairman of Peugeot Motor Company Plc, Member of the Supervisory Board of Peugeot Deutschland GmbH, Member of the Board of Peugeot España S.A. and Permanent Representative of Automobiles Peugeot on the Board of Directors of Gefco and of Automobiles Peugeot on the Board of Directors of Banque PSA Finance.

Claude Satinet

Member of the Managing Board
First elected to the Managing Board: July 1, 1998
Term ends: April 24, 2004
Chief Executive Officer of Automobiles Citroën
Claude Satinet, 58, is also Member of the Supervisory Board of Citroën Deutschland AG, Chairman of Citer, Citroën Belux, Société Belge des Automobiles Citroën, Citroën Danmark A/S, Citroën Italia, Citroën Lusitania, Citroën UK Limited and Citroën (Switzerland) S.A., Chairman of the Board of Commissioners at Citroën Nederland B.V., Member of the Board of Automoviles Citroën España, Autotransporte Turistico Español S.A., Comercial Citroën S.A. and Citroën Sverige AB, and Permanent Representative of Automobiles Citroën on the Board of Directors of Gefco, of Automobiles Citroën on the Board of Directors of Banque PSA Finance and of Automobiles Citroën on the Board of Directors of Automoveis Citroën.



COMPENSATION OF CORPORATE OFFICERS AND EXECUTIVES IN 2002

Total direct or indirect compensation and benefits paid by Group companies to members of the Supervisory Board and to the Advisors was as follows:

	Title	
Pierre Peugeot	Chairman of the Supervisory Board	212,328 €
Jean Boillot	Vice-Chairman of the Supervisory Board	40,420 €
Pierre Banzet	Member of the Supervisory Board	13,750 €
Jean-Louis Dumas	Member of the Supervisory Board	13,750 €
Marc Friedel	Member of the Supervisory Board	13,750 €
Jean-Louis Masurel	Member of the Supervisory Board	13,750 €
François Michelin	Member of the Supervisory Board	21,370 €
Jean-Paul Parayre	Member of the Supervisory Board	17,560 €
Jean-Philippe Peugeot	Member of the Supervisory Board	13,750 €
Marie-Hélène Roncoroni	Member of the Supervisory Board	13,750 €
Ernest-Antoine Seillière de Laborde	Member of the Supervisory Board	21,370 €
Joseph F. Toot	Member of the Supervisory Board	13,750 €
Roland Peugeot	Advisor	13,750 €
Bertrand Peugeot	Advisor	13,750 €

The above compensation and benefits, paid by Peugeot S.A., comprise directors' fees paid to members of the Supervisory Board, specific compensation paid to Chairman and Vice-Chairman of the Supervisory Board, and specific compensation paid to Chairman and members of the Strategy and Compensation Committees.

Total direct or indirect compensation and benefits paid by Group companies to members of the Managing Board was as follows:

	Total compensation	Variable portion
Jean-Martin Folz, Chairman	€1,904,765	53.74%
Frédéric Saint-Geours	€810,825	43.74%
Claude Satinet	€809,825	43.76%

In addition, Jean-Martin Folz was paid €7,625 in compensation for his duties as director of Faurecia.

TRANSACTIONS WITH CORPORATE OFFICERS AND EXECUTIVES

As of the date of publication of this Annual Report, no transactions, other than on arm's length terms, have been undertaken with members of the Supervisory Board, members of the Managing Board or any stockholder owning more than 5% of the Company's capital stock. In particular, the Company has granted no loans or guarantees to members of the Supervisory Board or the Managing Board.

Options to purchase existing Peugeot S.A. shares granted and exercised in 2002

Options to purchase existing Peugeot S.A. shares granted to and exercised by members of the Managing Board in 2002:

	Options Granted				Shares Purchased			
	Plan	Number	Expiry date	Purchase price	Plan	Number	Expiry date	Purchase price
Jean-Martin Folz, Chairman	Aug.20, 2002	60,000	Aug.20, 2009	€46.28	-	-	-	-
Frédéric Saint-Geours	Aug.20, 2002	33,000	Aug.20, 2009	€46.28	-	-	-	-
Claude Satinet	Aug.20, 2002	33,000	Aug.20, 2009	€46.28	-	-	-	-

Options to purchase existing Peugeot S.A. shares granted to the eleven top employees other than corporate officers in 2002:

Plan	Total number	Expiry date	Purchase price
August 20, 2002	227,000	August 20, 2009	€46.28

Options to purchase existing Peugeot S.A. shares granted in prior years and exercised in 2002 by employees other than corporate officers (four employees):

Plan	Total number	Expiry date	Purchase price
March 31, 1999	17,000	March 30, 2007	€20.83

Capital stock

As of December 31, 2002, the Company's capital stock amounted to €259,109,146, divided into 259,109,146 shares with a par value of €1.00, all fully paid-up and of the same class.
Shares may be held in registered or bearer form, at the choice of the stockholder.

Specific provisions of the bylaws concerning changes in capital and other stockholder rights

Not applicable.

Authorization to buy back Company shares

At the Annual Stockholders' Meeting of May 28, 2003, the Managing Board will seek an authorization to carry out a share buyback program. The purpose of the buybacks will be to:
- Optimize earnings per share;
- Stabilize the share price by systematically buying shares against market trends;
- Contribute to the management of stockholders' equity and the Company's cash position;
- Acquire shares for issuance on redemption, conversion, exchange or exercise of share equivalents;
- Acquire shares for attribution to employees, executives or officers of the Company or related entities on the exercise of stock options.

The authorization is being sought for a period of 18 months and concerns the buyback of a maximum of 25,000,000 shares. The maximum purchase price is set at €65 and the minimum sale price at €40.
Details of the share buyback program will be provided in an information memorandum to be approved by the Commission des Opérations de Bourse, according to French regulation.

Securities not conferring a right to acquire equity capital

Not applicable.

Securities conferring a right to acquire equity capital

Employee stock options

Options to purchase existing shares of Company stock were granted to Group executives and senior managers in 2002 and prior years. As of December 31, 2002 there were 2,783,200 such options outstanding.

Peugeot S.A. stock option plans in effect at December 31, 2002

Date of Managing Board meeting	Number of shares to be purchased (of which those granted to corporate officers(1))	Number of corporate officers(1) concerned	Exercice period begins	Exercice period ends	Price	Options exercised in 2002	Options outstanding as of Dec.31, 2002
March 31, 1999	462,900 (183,000)	14	March 31, 2001	March 30, 2007	€20.83	17,000	415,300
October 5, 2000	709,200 (237,000)	13	October 5, 2002	October 4, 2008	€35.45	0	709,200
November 20, 2001	798,600 (330,000)	13	November 20, 2004	November 19, 2008	€46.86	0	798,600
August 20, 2002	860,100 (335,000)	13	August 20, 2005	August 20, 2009	€46.28	0	860,100

(1) Corporate officers are defined as members of the Managing Board, the Executive Committee and the Senior Management team.

Changes in capital stock

(in number of shares, adjusted for the stock split)	2002	2001	2000	1999	1998
Shares outstanding as of January 1	259,109,146	278,223,630	272,946,048	300,687,600	300,664,968
- Exercise of options	-	-	84,300	119,520	22,620
- Conversion of bonds	-	4,335,516	5,193,282	38,928	12
- Cancellation of shares	-	(23,450,000)	-	(27,900,000)	-
Shares outstanding as of December 31	259,109,146	259,109,146	278,223,630	272,946,048	300,687,600
Voting rights outstanding as of December 31	313,211,826	330,352,845	354,896,226	359,047,518	396,637,224

(in euros)	2002	2001	2000	1999	1998
Capital stock as of January 1	259,109,146	278,223,630	272,946,048	267,397,253	267,377,127
- Conversion of the capital into euros	-	-	-	33,290,347	-
- Exercise of options	-	-	84,300	119,520	20,115
- Conversion of bonds	-	4,335,516	5,193,282	38,928	11
- Cancellation of shares	-	(23,450,000)	-	(27,900,000)	-
Capital stock as of December 31	259,109,146	259,109,146	278,223,630	272,946,048	267,397,253

Diluted capital

There were no share equivalents or options to purchase new shares of Peugeot S.A. stock outstanding at December 31, 2002.

Identity of stockholders (Article 7 of the bylaws)

The Company is entitled to request details of the identity of stockholders and holders of securities conferring the right to acquire equity capital, including the number of shares or securities held, in accordance with the applicable legislation.

Ownership structure

As of December 31, 2002, the capital stock consisted of 93,135,701 registered shares, held by 576 stockholders, and of 165,973,445 bearer shares.

	December 31, 2002			December 31, 2001			December 31, 2000 (1)		
(Main identified stockholders)	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights
Etablissements Peugeot Frères	6,923,760	2.67	4.42	6,923,760	2.67	4.19	6,923,760	2.49	3.90
La Française de Participations Financières - LFPF	9,797,880	3.78	6.26	9,797,880	3.78	5.93	9,797,880	3.52	5.52
Foncière, Financière et de Participations - FFP	51,792,738	19.99	30.99	51,792,738	19.99	29.38	45,601,500	16.39	25.60
Comtoise de Participation	36,000	0.01	0.01	36,000	0.01	0.01	36,000	0.01	0.01
Cogevam	-	-	-	-	-	-	6,191,238	2.23	3.49
Peugeot Family Group	68,550,378	26.46	41.68	68,550,378	26.46	39.52	68,550,378	24.64	38.53
Michelin Group	2,826,000	1.09	1.80	2,826,000	1.09	1.71	9,590,100	3.45	5.40
Société Générale Group	2,371,973	0.92	1.08	8,103,600	3.13	4.22	9,302,130	3.34	4.26
Caisse des Dépôts Group	7,323,494	2.83	2.34	7,939,981	3.06	2.40	8,847,594	3.18	2.49
Lafarge Group	-	-	-	-	-	-	5,280,750	1.90	2.98
Treasury stock	15,208,709	5.87	-	2,994,287	1.16	-	16,044,378	5.77	-
PSA corporate mutual fund	3,614,676	1.40	1.15	2,739,376	1.06	0.83	2,088,726	0.75	0.59

(1) Number of shares restated for the six-for-one stock split on July 1, 2001.

Other stockholders

A survey of banks and brokers holding more than 150,000 shares, commissioned from the Euroclear France clearing organization on March 31, 2002 determined that there are approximately 40,935 holders of more than 50 bearer shares.

There are no stockholders' pacts in force.

Directors' interests

Directors' interests in the Company's capital, held in the form of registered shares or stock options, represent less than 1% of total shares outstanding.



Statutory Auditors' Report on the Consolidated Financial Statements

for the years ended December 31, 2002, 2001 and 2000

To the stockholders,

In accordance with the terms of our appointment as auditors at the Annual Stockholders' Meeting, we have audited the accompanying consolidated financial statements of Peugeot S.A. and its subsidiaries, stated in euros, for the years ended December 31, 2000, 2001 and 2002. These consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted the audit in accordance with the professional standards applied in France. Those standards require that we plan and perform our audits to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position and assets and liabilities of Peugeot S.A. and its subsidiaries at December 31, 2000, 2001 and 2002 and of the consolidated results of operations for each of the three years then ended, in accordance with French accounting principles and regulations.

We have also reviewed the information given in the report of the Managing Board. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, March 7, 2003

The Statutory Auditors

Constantin Associés		Coopers & Lybrand Audit SARL Member of PricewaterhouseCoopers	
Jean-François Serval	Laurent Lévesque	Pierre-Bernard Anglade	Eric Bertier

Information about Peugeot S.A.

⇒ History of the Company

Founded in 1896, Peugeot S.A. engaged in manufacturing and sales until 1965, when it was transformed into a holding company as part of a legal and financial restructuring of the Group. Its operating activities were taken over by a subsidiary, Automobiles Peugeot.

In December 1974, Peugeot S.A. began the process of joining forces with Automobiles Citroën, which at the time was suffering from the difficult market conditions created by the first oil crisis. The other stockholders of Citroën S.A. were gradually bought out and the two companies were merged on September 30, 1976.

Under the terms of an agreement signed on August 10, 1978 and approved by stockholders on December 21, 1978, Peugeot S.A. acquired the Chrysler Corporation's European manufacturing and sales operations in exchange for shares. At the end of 1980, the newly-acquired companies – which continued to do business under the Talbot marque - were transferred to Automobiles Peugeot.

In 1979, Chrysler Financial Corporation's European commercial financing subsidiaries were acquired, making a turning point in the development of the Group's finance business. PSA Finance Holding, whose subsidiaries offer financing for Peugeot and Citroën customers in Europe, was converted into a bank in June 1995 and renamed Banque PSA Finance.

Aciers et Outillages Peugeot merged with Cycles Peugeot in 1987 and was renamed Ecia. It then became Faurecia in 1998 following its friendly merger with automotive equipment manufacturer Bertrand Faure en 1998.

The Automobile division was reorganized on December 31, 1998 to align legal structures with the new functional organization introduced the previous January. Automobiles Peugeot and Automobiles Citroën transferred all their motor vehicle development and manufacturing assets to Peugeot Citroën Automobiles, and their capital equipment design and manufacturing operations to Process Conception Ingénierie.

In the first half of 2001, Peugeot S.A. supported Faurecia's acquisition of Sommer Allibert's automotive equipment business.

⇒ Legal Information

Company name

Peugeot S.A. The name « PSA Peugeot Citroën » refers to the entire group of companies owned by the Peugeot S.A. holding company.

Registered office and administrative headquarters

75, avenue de la Grande Armée, 75116 Paris, France.

Legal form

A Société Anonyme (joint stock corporation), governed by a Managing Board and a Supervisory Board under the terms of the Commercial Code.

Governing law

The Company is governed by the laws of France

Term

Date of incorporation: 1896

Date term ends: December 31, 2058, unless extended or the Company is dissolved.

Corporate purpose *(summary of Article 3 of the bylaws)*

The Company's purpose is to participate, directly or indirectly, in any and all industrial, commercial or financial activities, in France or abroad, related to:

- the manufacture, sale and repair of all forms of motor vehicles;
- the manufacture and sale of all steel products, tools and tooling;
- the manufacture and sale of all manufacturing, mechanical and electrical engineering equipment ;
- the granting of short, medium and long-term consumer loans, the purchase and sale of all marketable securities and all financial and banking transactions;
- the provision of all transport and other services;
- the acquisition of all real property and property rights, by any appropriate means;

and generally to conduct any and all commercial, industrial, financial, securities or real estate transactions related directly or indirectly to any of the above purposes or any other purpose that contributes to the development of the Company's business.

Registration

Registered in Paris, n°. B 552 100 554.

Business identification (APE) code: 741 J

Consultation of legal documents

Legal documents concerning the Company, including the bylaws, the reports of Annual Stockholders' Meetings, the reports of auditors and all other documents sent to stockholders may be consulted at the Company's registered office.

Fiscal year

January 1 to December 31.

Income appropriation *(Article 12 of the bylaws)*

The Annual Stockholders' Meeting has full discretionary powers to decide the appropriation of net income, except for the appropriations required by law.

Exceptional events, claims and litigation

No exceptional events, claims or litigation are in progress or pending that are likely to have a material impact on the results, business, assets and liabillities or financial condition of the Company or the Group.



⇒ Stockholders' Meetings *(Article 11 of the bylaws)*

Notice of Meeting

Stockholders' meetings are held either at the Company's registered office or at any other location specified in the Notice of Meeting, which is prepared in compliance with the applicable legislation.

Double voting rights

Fully paid-up shares registered in the name of the same stockholder for at least four years carry double voting rights.

This system was maintained following the 1972 change in Peugeot S.A.'s governance structure, from a company with a Board of Directors to one with a Managing Board and a Supervisory Board. The vesting period was increased from two to four years at an Extraordinary Stockholders' Meeting on June 29, 1987. In the event of a bonus share issue paid up by capitalizing reserves, net income or additional paid-in capital, the bonus shares issued in respect of shares carrying double voting rights will be eligible for double voting rights from issue. As prescribed by law, double voting rights are stripped from all shares converted into bearer shares or sold, except when the transfer of ownership results from an inheritance, a divorce, or a gift to a spouse or other relative in the direct line of succession.

Disclosure thresholds *(Article 7 of the bylaws)*

In addition to complying with the disclosure requirements prescribed by law, any company or natural person that becomes the direct or indirect holder of shares representing more than 2% of the capital is required to disclose their total interest to the Company within five calendar days of the date on which the shares are recorded in their account. Each additional 1% of the capital acquired must also be disclosed. These disclosure rules, which are specified in the bylaws, apply even in the case of interests in excess of the first legal disclosure threshold of 5%.

In the case of non-disclosure, at the request of one or several stockholders together holding at least 5% of the capital, the undisclosed shares will be stripped of voting rights for a period of two years from the date on which the omission is remedied.

There are no other bylaw clauses limiting voting rights.

Organization at december 31, 2002

PEUGEOT CITROËN AUTOMOBILES S.A. (100%)

AUTOMOBILES PEUGEOT (100%)

FRANCE

RENAULT

- FRANÇAISE DE MÉCANIQUE — 50% (Renault) / 50%
- SOCIETE DE TRANSMISSIONS AUTOMATIQUES — 80% (Renault) / 20%
- PEUGEOT CITROËN SOCHAUX S.N.C. — 99.99%
- PEUGEOT CITROËN RENNES S.N.C. — 99.99%
- 27 SALES COMPANIES
- SOCIETE MECANIQUE AUTOMOBILE DE L'EST — 99.99%
- PEUGEOT CITROËN POISSY S.N.C. — 99.99%
- SOCIETE COMMERCIALE AUTOMOBILE — 100%
- PEUGEOT CITROËN AULNAY S.N.C. — 99.99%
- PEUGEOT CITROËN MULHOUSE S.N.C. — 99.99%
- SOCIETE DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA — 99.98%
- PEUGEOT CITROËN MECANIQUE DE L'EST S.N.C. — 99.99%
- PEUGEOT CITROËN MECANIQUE DU NORD OUEST S.N.C. — 99.99%

FIAT S.p.A.

- SOCIETE EUROPEENNE DE VEHICULES LEGERS DU NORD SEVELNORD — 50% (Fiat) / 50%

EUROPE

- SOCIETA EUROPEA VEICOLI LEGGERI - SEVEL S.p.A. (Italy) — 50% (Fiat) / 50%
- PEUGEOT CITROËN AUTOMOVILES ESPANA (Spain) — 99.79%
- CITROËN LUSITANIA S.A. (Portugal) — 79.72%
- AUTOMOVEIS CITROËN S.A. (Portugal) — 17.91%
- PEUGEOT CITROËN AUTOMOBILES UK (United Kingdom) — 100%
- PEUGEOT ESPANA S.A. (Spain) — 99.99%
- PEUGEOT AUTOMOBILI ITALIA S.p.A (Italy) — 95%
- PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal) — 99.99%
- PEUGEOT DEUTSCHLAND GmbH (Germany) — 100%
- PEUGEOT POLSKA (Poland) — 100%
- PEUGEOT SLOVENIJA d.o.o. (Slovenia) — 100%
- PEUGEOT HRVATSKA d.o.o. (Croatia) — 100%
- PEUGEOT MOTOR COMPANY Plc (United Kingdom) — 99.99%
- PEUGEOT NEDERLAND N.V. (Netherlands) — 100%
- PEUGEOT BELGIQUE LUXEMBOURG S.A. (Belgium) — 99.99%
- PEUGEOT SUISSE S.A. (Switzerland) — 99.90%
- PEUGEOT AUSTRIA GmbH (Austria) — 100%
- PEUGEOT HUNGARIA (Hungary) — 100%
- PEUGEOT CESKA REPUBLICA (Czech Rep.) — 100%
- PEUGEOT SLOVAKIA (Slovakia) — 100%

OTHER CONTINENTS

- PEUGEOT CITROËN DO BRASIL AUTOMOVEIS Ltda (Brazil) — 100%
- PEUGEOT CITROËN ARGENTINA S.A. (Argentina) — 99.90%
- PEUGEOT CHILE (Chile) — 96.92%
- AUTOMOTORES FRANCO CHILENA S.A. (Chile) — 91.32%
- PEUGEOT MOTORS OF AMERICA INC. (United States) — 100%
- PEUGEOT CITROËN CUKUROVA (Turkey) — 67.40% / 32.51%
- PEUGEOT AUTOMOTIV PAZARLAMA (Turkey) — 100%
- PEUGEOT JAPAN (Japan) — 100%
- PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigeria) — 40%
- PEUGEOT ALGERIE (Algeria) — 90.70%
- PEUGEOT EGYPTE SAE (Egypt) — 90.08%
- DONGFENG PEUGEOT CITROËN AUTOMOBILE COMPANY Ltd (China) — 3.73% / 3.73% / 19.42%



AUTOMOBILES CITROËN
9.02%
74.93%
BANQUE PSA FINANCE
16.05%
AUTOMOBILES PEUGEOT
15.45%
84.54%
PROCESS CONCEPTION INGENIERIE S.A.
99.91%
CREDIPAR
98%
SOFIRA-SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES
98.67%
GIE PSA TRESORERIE
99.99%
STE DE CONSTRUCTION D'EQUIPEMENTS DE MECANISATIONS ET DE MACHINES-SCEMM
99.99%
STE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR
99.99%
SOCIETE FINANCIERE DE BANQUE-SOFIB
100%
PEUGEOT CITROËN MOTEURS
74.98%
HONDA MOTOR
25%
PEUGEOT MOTOCYCLES
100%
PSA WHOLESALE Ltd (United Kingdom)
100%
PEUGEOT FINANCE INTERNATIONAL N.V. (Netherlands)
99.92%
PSA INTERNATIONAL S.A. (Switzerland)
100%
PROCESS CONCEPTION INGENIERIE GmbH (Germany)
50%
ABBEY NATIONAL (United Kingdom)
50%
PSA FINANCE Plc (United Kingdom)
100%
PSA FINANCE DEUTSCHLAND GmbH (Germany)
100%
PSA FINANCIAL HOLDING B.V. (Netherlands)
100%
PSA FINANCE NEDERLAND B.V. (Netherlands)
100%
PSA FINANCE AUSTRIA BANK AG (Austria)
82.35%
17.62%
PSA FINANCE SUISSE S.A. (Switzerland)
97%
PSA GESTAO-COMERCIO E ALUGER DE VEICULOS (Portugal)
57.69%
42.31%
PSA FINANCE BELUX (Belgium)
100%
PSA FINANCE POLSKA (Poland)
100%
PSA FINANCE ITALIA S.p.A. (Italy)
100%
PSA FINANCE SLOVAKIA (Slovakia)
100%
PSA FINANCE CESKA REPUBLICA (Czech. Rep)
99.98%
BANCO PSA FINANCE BRASIL S.A. (Brazil)
99.94%
PSA ARRENDAMIENTO MERCANTIL S.A. (Brazil)
100%
PROCESS CONCEPTION INGENIERIE DO BRASIL Ltda (Brazil)
100%
PROCESS CONCEPTION INGENIERIE ARGENTINA S.A. (Argentina)
50%
PSA FINANCE ARGENTINA (Argentina)
Automobile Division: Manufacturing companies
Automobile Division: Sales companies
Transportation and logistics companies
Finance companies
Other businesses

PEUGEOT S.A.

- 100% **AUTOMOBILES CITROËN**
  - 98.40% **CITER**
    - 100% **CITROËN CHAMP DE MARS**
  - 100% **SOCIETE COMMERCIALE CITROËN**
    - **13 SALES COMPANIES**
  - 94.82% **CITROËN ITALIA S.p.A.** (Italy)
  - 99.38% **AUTOMOVILES CITROËN ESPANA** (Spain)
  - 99.95% **CITROËN DEUTSCHLAND AG** (Germany)
  - 99.75% **CITROËN (SUISSE) S.A.** (Switzerland)
  - 99.97% **AUTOMOVEIS CITROËN S.A.** (Portugal)
  - 99.97% **CITROËN U.K. Ltd** (United Kingdom)
  - 100% **CITROËN DANMARK A/S** (Denmark)
  - 100% **CITROËN BELUX S.A. - N.V.** (Belgium)
  - 100% **CITROËN NEDERLAND B.V.** (Netherlands)
  - 100% **CITROËN SVERIGE AB** (Sweden)
  - 100% **CITROËN OSTERREICH GmbH** (Austria)
  - 100% **CITROËN NORGE A/S** (Austria)
  - 100% **CITROËN SLOVENIJA d.o.o.** (Slovenia)
  - 100% **CITROËN POLSKA** (Poland)
  - 100% **CITROËN HUNGARIA** (Hungary)
  - 100% **CITROËN SLOVAKIA** (Slovakia)
  - 100% **CITROËN HRVATSKA d.o.o.** (Croatia)
  - 100% **CITROËN CESKA REPUBLICA** (Czech. Rep)
  - 51% **CITROËN DO BRASIL** (Brazil)
  - 100% **CITROËN JAPON** (Japan)
- 71.50% **FAURECIA**
- 99.94% **GEFCO**
  - 95% **GEFCO ITALIA S.p.A.** (Italy)
  - 100% **GEFCO U.K. Ltd** (United Kingdom)
  - 100% **GEFCO DEUTSCHLAND GmbH** (Germany)
  - 70.59% **GEFCO BENELUX S.A.** (Belgium)
  - 97% **GEFCO PORTUGAL TRANSITARIOS LIMITADA** (Portugal)
  - 99.99% **GEFCO ESPANA S.A.** (Spain)
  - 100% **GEFCO POLSKA Sp. z.o.o.** (Poland)
  - 98.64% **GEFCO (SUISSE) S.A.** (Switzerland)
  - 100% **GEFCO PARTICIPACOES Ltda** (Brazil)
    - 99.99% **GEFCO DO BRASIL Ltda** (Brazil)
  - 100% **GEFCO ARGENTINA S.A.** (Argentina)
  - 87.50% **GEFCO TASIMACILIK VE LOJISTIK ANONIM SIRKETI** (Turkey)
  - 46% **GEFCO TUNISIE** (Tunisia)
  - 99.92% **GEFCO MAROC** (Morocco)

Stockholder information

(Euronext data)

All figures adjusted for the six-for-one stock split on July 2, 2001

Price data

(in euros)	2002			2001			% change on 2001 closing price
	High	Low	Dec 31, 2002	High	Low	Dec 28, 2001	
Peugeot S.A. share	60.80	32.20	38.86	58.27	35.40	47.75	-18.62
CAC 40 Index	4,720.04	2,612.03	3,063.91	5,998.48	3,463.07	4,624.58	-33.75

Trading data

	2002		2001	
	Total	Daily average	Total	Daily average
- Number of shares	336,650,012	1,320,196	351,792,398	1,390,484
- Value *(in millions of euros)*	16,159.1	65.1	17,325.3	68.5

Price and trading volume of the Peugeot S.A. share on the Euronext Paris First Market (Deferred Settlement Service)

	Share price *(in euros)*			Trading volume	
	Low	High	Last	Volume	Average value *(in thousands of euros)*
2001					
January	39.25	47.17	45.67	32,473,080	65,436.2
February	44.77	53.55	49.12	29,443,974	71,851.0
March	44.17	53.67	47.83	28,236,036	62,213.6
April	44.83	54.33	53.65	26,922,000	71,878.9
May	51.80	58.27	54.48	30,096,246	74,338.1
June	52.00	56.48	53.45	38,092,098	102,521.1
July	51.90	54.60	54.00	28,951,112	70,151.7
August	51.05	55.10	52.45	25,690,157	59,345.2
September	35.40	52.70	40.90	38,715,273	86,307.8
October	40.00	47.74	45.15	29,150,276	56,255.5
November	44.15	51.10	47.28	24,200,678	53,371.5
December	44.00	48.40	47.75	19,821,468	51,437.4
2002					
January	43.42	48.15	45.83	26,726,539	55,239.2
February	43.50	50.30	50.30	28,419,056	66,966.7
March	50.05	57.10	56.60	28,873,327	77,086.2
April	52.40	58.15	55.20	27,325,038	71,394.4
May	55.55	60.80	56.50	38,009,422	101,388.8
June	50.35	57.85	52.55	26,515,899	70,876.2
July	40.18	52.50	49.36	32,139,845	64,706.4
August	43.30	49.95	45.62	26,291,008	55,546.2
September	35.52	46.20	37.41	22,641,929	43,950.2
October	32.20	44.85	42.84	34,282,121	58,766.3
November	40.55	47.00	45.35	24,285,899	50,453.0
December	37.56	46.10	38.86	21,139,929	43,552.1
2003					
January	36.20	41.25	38.92	23,642,388	41,820.1
February	36.42	41.48	41.00	27,563,032	54,118.6
March	33.53	41.30	35.84	26,972,150	48,091.3



Listing

The Peugeot S.A. share is listed on the Euronext Paris market, where it is eligible for the deferred settlement system, as well as on the Brussels Stock Exchange. It is also traded in London on the SEAQ International system and in the United States in the form of American Depositary Receipts (ADRs), traded on the New York over-the-counter market. Each share of common stock is represented by one ADR.

Coupons eligible for payment

Dividends

	Number of shares	Par value	Coupon number	Payment as from	Time barred as from	Dividend paid before tax credit	Tax credit for tax already paid to French Treasury	Total income per share
Shares	50,110,828	FRF35	36	June 10, 1998	June 10, 2003	FRF3.00	FRF1.50	FRF4.50
	50,114,600	€6	37	June 9, 1999	June 9, 2004	€1.50	€0.75	€2.25
	45,491,008	€6	38	June 2, 2000	June 2, 2005	€2.70	€1.35	€4.05
	46,370,605	€6	39	May 23, 2001	May 23, 2006	€5.00	€2.50	€7.50
	259,109,146	€1	40	May 22, 2002	May 22, 2007	€1.15	€0.58	€1.73

Other rights

	Number of shares	Par value	Coupon value	Ex-coupon date	Type of transaction
Share	18,479,370	FRF70	26	July 15, 1987	Bonus share issue (1 new share for 5 existing shares)

Financial authorizations in effect

	Financial authorizations in effect before the combinated Annual and Extraordinary Stockholders Meeting of May 28, 2003					
	Granted	Validity	Expires	Maximum capital	Debt	Authorization
1 – Annual Stockholders Meeting Conventional bonds (1)	May 24, 2000	5 years	May 24, 2005		€1 billion	
Buyback of shares	May 15, 2002	18 months	November 15, 2003			Purchase of up to 25,000,000 shares Maximum purchase price: €65 Minimum selling price: €40
2 – Extraordinary Stockholders Meeting Issuance of shares for cash, with or without pre-emptive subscription rights (1)	May 16, 2001	26 months	July 16, 2003	€400 million (2)		
Convertible bonds, with or without pre-emptive subscription rights (1)	May 16, 2001	26 months	July 16, 2003	€400 million (2)	€600 million (3)	
Peugeot S.A. bonds with warrants, with or without pre-emptive subscription rights (1)	May 16, 2001	26 months	July 16, 2003	€400 million (2)	€600 million (3)	
Peugeot S.A. shares with warrants, with or without pre-emptive subscription rights (1)	May 16, 2001	26 months	July 16, 2003	€400 million (2)	€600 million (3)	
Bonds, with or without pre-emptive subscription rights (1)	May 16, 2001	26 months	July 16, 2003	€400 million (2)	€600 million (3)	
Options to purchase new or existing Peugeot S.A. shares	May 15, 2002	26 months	July 31, 2004	2,000,000 shares		
Issuance of shares when a public offer to acquire or exchange the Company's shares is in progress	May 15, 2002		May 31, 2003	€400 million (2)		
Cancellation of shares	May 16, 2001	24 months	May 16, 2003			10% of the capital stock per each 24-month period

(1) Data in this chart is not exhaustive and is provided solely for information purposes.

(2) Together, these issues may not have the aggregate effect of increasing the Company's capital stock to more than €400 million.

(3) Debt securities may be issued in a maximum nominal amount of €600 million or the equivalent in other currencies.



Granted	Validity	Expires	Maximum capital	Debt	Authorization
May 24, 2000	5 years	May 24, 2005		€1 billion	
May 28, 2003	18 months	November 28, 2004			Acquisition of up to 25,000,000 shares Maximum purchase price: €65 Minimum selling price: €40
May 28, 2003	26 months	July 28, 2005	€400 million (2)		
May 28, 2003	26 months	July 28, 2005	€400 million (2)	€600 million (3)	
May 28, 2003	26 months	July 28, 2005	€400 million (2)	€600 million (3)	
May 28, 2003	26 months	July 28, 2005	€400 million (2)	€600 million (3)	
May 28, 2003	26 months	July 28, 2005	€400 million (2)	€600 million (3)	
May 15, 2002	26 months	July 31, 2004	2,000,000 shares		
May 28, 2003		May 31, 2004	€400 million (2)		
May 28, 2003	24 months	May 28, 2005			10% of the capital stock per each 24-month period

Financial authorizations granted in resolutions submitted to the combinated Annual and Extraordinary Stockholders Meeting of May 28, 2003



Resolutions to be voted on in Annual Stockholders' Meeting

First resolution

Approval of the Report of the Managing Board and the financial statements

The Annual Meeting, having reviewed the annual financial statements, the Report of the Managing Board, the Report of the Supervisory Board and the Auditors' Report on the annual financial statements, approves the Report of the Managing Board.

The Annual Meeting approves the 2002 financial statements, showing net income of €1,189,952,655.03.

Second resolution

Approval of the consolidated financial statements

The Annual Meeting, having reviewed the consolidated financial statements, the Report of the Managing Board and the Auditors' Report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2002, as presented.

Third resolution

Appropriation of income for the year

The Annual Meeting notes that distributable income, representing net income for the year of €1,189,952,655.03, plus retained earnings brought forward from the prior year in an amount of €309,094,914.66, totals €1,499,047,569.69.

The Annual Meeting resolves to appropriate distributable income as follows:

- To the payment of a dividend	€349,797,347.10
- To untaxed reserves	€94,571,545.00
- To other reserves	€600,000,000.00
- To unappropriated retained earnings	€454,678,677.59

The dividend of €1.35 per share, corresponding to total revenue of €2.025 per share including the associated tax credit of €0.675, will be paid as from June 4, 2003.

The Annual Meeting notes that the dividend and corresponding tax credits for the years ended December 31, 1999, 2000 and 2001 were as follows:

Year	Number of shares	Dividend before tax credit	Tax credit	Total
1999	45,509,460 shares with a par value of €6	€2.70	€1.35	€4.05
2000	47,093,191 shares with a par value of €6	€5.00	€2.50	€7.50
2001	255,409,004 shares with a par value of €1	€1.15	€0.58	€1.73

Fourth resolution

Approval of the Auditors' Report on agreements with companies that have common directors

The Annual Meeting, having reviewed the Auditors' Report on agreements with companies that have common directors, approves the Report and the transactions referred to therein.

Fifth resolution

Ratification of the appointment of a member of the Supervisory Board

The Annual Meeting ratifies the appointment to the Supervisory Board of Thierry Peugeot, decided by the Supervisory Board on December 19, 2002, to replace Pierre Peugeot, deceased. Thierry Peugeot will remain in office for the remainder of his predecessor's term, expiring at the close of the Annual Meeting to be held in 2004 to approve the 2003 financial statements.

Sixth resolution

Appointment of a Statutory Auditor

The Annual Meeting appoints PricewaterhouseCoopers Audit SA, 32 rue Guersant, Paris 17, as statutory auditor to replace Coopers & Lybrand Audit, following the latter's resignation. PricewaterhouseCoopers Audit SA is appointed for the remainder of its predecessor's term, expiring at the close of the Annual Meeting to be held in 2005 to approve the 2004 financial statements.

Seventh resolution

Appointment of an Auxiliary Auditor

The Annual Meeting appoints Yves Nicolas, 32 rue Guersant, Paris 17, as auxiliary auditor for PricewaterhouseCoopers Audit SA, to replace Pierre-Louis Schneider, following the latter's resignation. Yves Nicolas is appointed for the remainder of his predecessor's term, expiring at the close of the Annual Meeting to be held in 2005 to approve the 2004 financial statements.

Eighth resolution

Authorization to launch a share buyback program

The Annual Meeting, having reviewed the Report of the Managing Board, authorizes the Managing Board to buy and sell the Company's shares on the stock market in order to optimize earnings per share or stabilize the market price, or for attribution on exercise of stock options granted to the employees, management or officers of the Company or any related entity, or in connection with the management of the Company's stockholders' equity, or cash reserves, or for attribution on redemption, conversion, exchange or exercise of share equivalents. The shares may be purchased and sold by any appropriate means and at any time, on or off-market, including through the use of put and call options and any and all other derivatives traded on a regulated market or over-the-counter.

The maximum purchase price is set at €65 per share and the minimum sale price at €40 per share. As an exception to the foregoing, if any shares acquired under this authorization are attributed on exercise of stock options, as provided for in articles L 225-179 et seq. of the French Commercial Code, the price at which the shares are attributed to optionholders will be determined in accordance with the applicable legal provisions.

The Managing Board may acquire up to a maximum of 25,000,000 issued shares outstanding under this authorization, which is granted for a period of eighteen months from May 28, 2003 and replaces with immediate effect the previous authorization granted by the Annual Meeting held on May 15, 2002.

Resolutions to be voted on in Extraordinary Stockholders' Meeting

Ninth resolution

Authorization to issue equity or securities conferring the right to acquire equity directly or indirectly

The Extraordinary Meeting, having reviewed the Report of the Managing Board and the Auditors' Special Report, resolves, pursuant to Article L.225-129, paragraph III-3, of the French Commercial Code:

I. To grant the Managing Board, under Article 9 of the bylaws, a 26-month authorization, with immediate effect:

a. To issue, in France or abroad, on one or several occasions, shares and/or securities conferring the right to acquire equity, directly or indirectly, and/or warrants for Peugeot S.A. shares, which may or may not be attached to securities issued by Peugeot S.A., and/or

b. To issue bonus shares or raise the par value of existing shares, to be paid up by capitalizing earnings, reserves or additional paid-in capital.

The Peugeot S.A. shares to be issued pursuant to this authorization shall carry the same rights as existing shares, except with regard to the cum dividend date. The securities conferring the right to acquire equity may be denominated in euros or in foreign currencies.

II. That:

a. The aggregate number of shares issued pursuant to the authorizations given in a) and b) above (including any shares issued to protect the rights of the holders of existing securities) may not have the effect of increasing the capital—currently €259,109,146—to more than €400,000,000 and

b. The aggregate nominal value of debt securities issued pursuant to this resolution may not exceed €600,000,000 or the equivalent in foreign currency,

not including the value of any issue and/or redemption premiums.

III. That:

a. If the Managing Board issues shares with pre-emptive subscription rights for existing stockholders, any shares not taken up by stockholders exercising this right shall be offered to the other stockholders for subscription in a proportion not exceeding their existing interests in the capital.

b. If the total number of shares included in the issue are not taken up by stockholders exercising their pre-emptive right, the Managing Board may decide either to limit the amount of the issue to the value of the shares subscribed, provided that at least three-quarters of the shares offered have been taken up, or to freely allocate all or some of the unsubscribed shares or to offer the unsubscribed shares for subscription by the public.

c. In the case of a bonus share issue, rights to fractions of shares shall be non-transferable. The corresponding shares shall be sold and the proceeds from the sale allocated among the holders of said rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their account.

d. In the case of issue of compound securities, stockholders shall not have any pre-emptive right to subscribe the shares to be issued on conversion, redemption, exchange or exercise of the securities.

IV. To grant full powers to the Managing Board to:

- Decide on the type of securities to be issued, based on market opportunities in France and abroad, determine the characteristics of the securities and the terms and conditions subject to compliance with the applicable laws and conditions.

- Carry out any and all publication and other formalities, enter into any and all underwriting agreements with any and all banks, amend the bylaws as required and generally take any other action that is necessary.

V. That this authorization cancels and replaces the authorizations to issue shares and securities conferring a right to acquire equity given to the Managing Board by the Extraordinary Meeting of May 16, 2001.

Tenth resolution

Authorization to issue securities conferring a right to acquire equity without pre-emptive subscription rights

The Extraordinary Meeting, having reviewed the Report of the Managing Board and the Auditors' Special Report, resolves that the issues of shares, securities or warrants conferring a right to acquire equity, immediately or in the future, as authorized in the ninth resolution of the Meeting, may be carried out, at the Managing Board's discretion, in France or abroad, without existing stockholders being granted a pre-emptive subscription right, within the monetary limits set forth in paragraph II a) of the ninth resolution.

The Extraordinary Meeting expressly waives stockholders' pre-emptive subscription rights in the event that the Managing Board decides to use this authorization, provided that the issue price of the shares created directly or on conversion, redemption, exchange or exercise of securities, is at least equal to the average of the prices quoted for Peugeot S.A. shares on the Paris Bourse over ten consecutive trading days selected from among the twenty trading days preceding the opening date of the issue.

Eleventh resolution

Authorization to issue new shares while a public offer to acquire or exchange the Company's shares is in progress

The Extraordinary Meeting resolves that the blanket authorization, granted to the Managing Board in the ninth and tenth resolutions approved by this Annual Meeting, to increase the capital to a maximum of €400,000,000 by issuing shares and securities conferring a right to acquire equity, with or without pre-emptive subscription rights, may be used by the Managing Board while a public offer to acquire or exchange the Company's shares is in progress, provided that subscription of the shares is not restricted. This authorization shall expire at the next Annual Meeting.

Twelfth resolution

Authorization to carry out an employee share issue

The Extraordinary Meeting, having reviewed the Report of the Managing Board and the Auditors' Special Report, resolves, in accordance with Article L.225-129, paragraph VII, of the Commercial Code, to authorize the Managing Board to carry out one or several employee share issues, as provided for in Article L.443-5 of the Labor Code, provided that the aggregate par value of the shares issued under this authorization does not exceed €15,000,000.

The Managing Board shall have full powers to determine the amount of any such share issue or issues within the above limit, as well as their timing and other terms and conditions. The Managing Board shall also determine the issue price of the new shares, subject to compliance with Article L.443-5 of the Labor Code, the basis on which such shares are to be paid up, the subscription period and the terms governing the exercise of employees' subscription rights.

The Managing Board shall also have full powers to enter into any and all agreements, take any and all measures and carry out any and all necessary formalities to render the capital increase or increases effective, and to amend the bylaws to reflect the new capital.

This authorization is given for a period of twenty-six months from the date of this Meeting.

Thirteenth resolution

Authorization to reduce the capital stock by canceling shares bought back by the Company

The Extraordinary Meeting, having reviewed the Report of the Managing Board and the Auditors' Special Report, authorizes the Managing Board to cancel any shares held now or in the future, as purchased under the buyback program authorized in the eighth resolution of this Meeting, provided that the number of shares canceled in any twenty-four month period does not exceed one-tenth of the Company's capital stock.

The Extraordinary Meeting gives full powers to the Managing Board to reduce the capital stock on one or several occasions by canceling shares as provided for above, to amend the bylaws to reflect the new capital, to carry out any and all publication formalities, and to take any and all measures required to effect the capital reduction or reductions, directly or indirectly.

The Vice Presidents Committee

Thierry ARMENGAUD
Chief Executive, Banque PSA Finance

Alain BALDEYROU
Manufacturing and Components,
Trnava Manufacturing Center

Vincent BESSON
Citroën Marque,
Products and Markets

Michel BRICOUT
Citroën Marque,
International Sales and Marketing

Patrick BRIENS
Manufacturing and Components,
Mulhouse Manufacturing Center

Jean-Marie BROM
Manufacturing and Components,
Poissy Manufacturing Center

Christian CARDOT
Finance, Control and Performance,
Automobile Accounting and Finance Management Systems

Alain CORDIER
Finance, Control and Performance,
Budget Control

Louis DEFLINE
Chairman, Gefco

Yann DELABRIERE
Executive Vice President,
Finance, Control and Performance

Christian DELOUS
Peugeot Marque,
International Sales and Marketing

Philippe DORGE
Employee Relations
and Human Resources,
Institutional and Labor Relations

Denis DUCHESNE
Platforms, Technical Affairs
and Purchasing,
Cooperation Platforms

Xavier FELS
Group Vice President,
External Relations

Jean-Martin FOLZ
Chairman of the Managing Board

Roger GARNIER
Peugeot Marque,
International Development

Pierre GOSSET
Innovation and Quality,
Quality

Jean-Louis GREGOIRE
Group Vice President,
Executive Development

Bernard GUERREAU
Citroën Marque,
Institutional Relations

Bruno de GUIBERT
Peugeot Marque,
Products and Markets

Hervé GUYOT
Platforms, Technical Affairs
and Purchasing,
Purchasing

Alain HAMM
Manufacturing and Components,
Sochaux Manufacturing Center

Jean-Claude HANUS
Group Vice President,
Legal Affairs

Pascal HENAULT
Innovation and Quality,
Research and Innovation

Jean JACQUEMART
Citroën Marque,
Sales and Marketing France

Yves JOUCHOUX
Peugeot Marque,
Spare parts Logistics

Liliane LACOURT
Group Vice President,
Corporate Communications

Véronique LARRIEU-PELEGRY
Citroën Marque,
Communications

Norbert LARTIGUE
Platforms, Technical Affairs
and Purchasing,
Chassis and Powertrains

Hubert LEHUCHER
Peugeot Marque,
Sales and Marketing Europe

Jean-Paul LEVEL
Platforms, Technical Affairs
and Purchasing,
Vehicle Function Activities

Hubert MAILLARD
Platforms, Technical Affairs
and Purchasing,
Platform 1

Victor MALLO
Strategy and Group Product Planning,
Industrial Strategy



Daniel MARTEAU
Strategy and Group Product Planning,
Manufacturer Relations and Cooperation Agreements

Gilles MICHEL
Executive Vice President,
Platforms, Technical Affairs and Purchasing

Jean-Marc NICOLLE
Executive Vice President,
Strategy and Group Product Planning

Philippe PELLETIER
Manufacturing and Components,
Mechanical Component Plants and Foundries

Bernard PELOUX
Citroën Marque,
Spare parts and Services

Christian PEUGEOT
Peugeot Marque,
Marketing and Quality

Robert PEUGEOT
Executive Vice President,
Innovation and Quality

Jacques PINAULT
Platforms, Technical Affairs and Purchasing,
Platform 2

Jean-Claude PLAY
Manufacturing and Components,
International Cooperation and Manufacturing

Yvan PLAZANET
Manufacturing and Components,
Rennes Manufacturing Center

Jean-François POLUZOT
Platforms, Technical Affairs and Purchasing,
Platform 3

Jacques POMPANON
Employee Relations and Human Resources,
Human Resources Development

Corrado PROVERA
Peugeot Marque,
Communications

Jean-Guy QUEROMES
Platforms, Technical Affairs and Purchasing,
Vehicle Subassembly Activities

Jean-Louis REYNAL
Platforms, Technical Affairs and Purchasing,
Chassis and Powertrain Platform

Javier RIERA NIEVES
Manufacturing and Components,
Vigo Manufacturing Center

Gilles ROBERT
Finance, Control and Performance,
International Finance

Alain ROJON
Manufacturing and Components,
Corporate Services

Sylvie RUCAR
Finance, Control and Performance,
Cash Management

Frédéric SAINT-GEOURS
Executive Vice President,
Peugeot Marque

Henri SAINTIGNY
Special Advisor to the Chairman of the Supervisory Board

Magda SALARICH
Citroën Marque,
Sales and Marketing Europe

Claude SATINET
Executive Vice President,
Citroën Marque

Michel SCHREIBER
Strategy and Group Product Planning,
Products and Marketing

Paul SEVIN
Peugeot Marque,
Sales and Marketing France

François SOULMAGNON
Employee Relations and Human Resources,
Training and Working Conditions

Jean TANGUY
Manufacturing and Components,
Aulnay Manufacturing Center

Claude VAJSMAN
Platforms, Technical Affairs and Purchasing,
Control, Information Systems, and Design Facilities

Roland VARDANEGA
Executive Vice President,
Manufacturing and Components

Jean-Luc VERGNE
Executive Vice President,
Employee Relations and Human Resources

Daniel ZAMPARINI
Innovation and Quality,
Information Systems

At March 1, 2003

12,000 copies of this report were printed

Design: Department of Communication PSA Peugeot Citroën

Photolibrary: PSA Peugeot Citroën - Faurecia - Gefco - Peugeot Motocycles - Photo: X - B.Garcin - Gasser

Layout: Harrison&Wolf

Publishing: ALTAVIA PRODITY

Key figures


Worldwide sales
(in units)


2,815,700
3,132,800
3,267,500
2000
2001
2002


Automobile Division
operating margin
(as % of sales)


4.2
4.8
5.0
2000
2001
2002


Net sales
(in € millions)


Automobile Division
Other businesses


44,181
6,745
37,436
51,663
10,139
41,524
54,436
10,485
43,951
2000
2001
2002

Consolidated operating margin
(in € millions)


2,121
2,652
2,913
2000
2001
2002


Return on capital
employed
(after tax)


11.1%
11.0%
12.4%
2000
2001
2002


Balance sheet structure
(in € millions)


Stockholders' equity
Net financial position of the
manufacturing and sales companies

9,361
10,282
10,984


1,407
-511
594
2000
2001
2002

Supervisory Board

Thierry Peugeot
Chairman

Jean Boillot
Jean-Philippe Peugeot
Vice-Chairmen

Pierre Banzet
Jean-Louis Dumas
Marc Friedel
Jean-Louis Masurel
François Michelin
Jean-Paul Parayre
Marie-Hélène Roncoroni
Ernest-Antoine Seillière de Laborde
Joseph F. Toot Jr.

Roland Peugeot
Bertrand Peugeot
Advisors to the Supervisory Board



Managing Board

Jean-Martin Folz
Chairman of the Managing Board

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Executive Committee

Jean-Martin Folz
Chairman of the Managing Board

Yann Delabrière
Finance, Control and Performance

Gilles Michel
Platforms, Technical Affairs, Purchasing

Jean-Marc Nicolle
Group Strategy and Products

Robert Peugeot
Innovation and Quality

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Roland Vardanega
Manufacturing and Components

Jean-Luc Vergne
Employee Relations and Human Resources

Senior Management

Xavier Fels
External Relations

Jean-Louis Grégoire
Executive Development

Jean-Claude Hanus
Legal Affairs

Liliane Lacourt
Corporate Communications



Statutory Auditors

Coopers & Lybrand Audit
Constantin Associés



Auxiliary Auditors

Louis-Pierre Schneider
François-Xavier Ameye

As of March 1, 2003



Executive Committee and Senior Management
From left to right: Roland Vardanega, Liliane Lacourt, Jean-Louis Grégoire, Jean-Luc Vergne, Frédéric Saint-Geours, Gilles Michel, Robert Peugeot, Jean-Martin Folz, Yann Delabrière, Jean-Claude Hanus, Claude Satinet, Jean-Marc Nicolle, Xavier Fels

PEUGEOT S.A.

Incorporated in France with issued capital of €259,109,146
Governed by a Managing Board and a Supervisory Board

Registered office: 75, avenue de la Grande Armée - 75116 Paris, France
RCS Paris B 552 100 554 – Siret 552 100 554 00021
Tel : 33 (1) 40.66.55.11 – Fax : 33 (1) 40.66.54.14
www.psa-peugeot-citroen.com